ANNUAL REPORT 2009


10015707

ACKNOWLEDGE CHALLENGES

ACT DELIBERATELY



Broad Base. Best Solutions.

SGL GROUP
THE CARBON COMPANY

BROAD BASE. BEST SOLUTIONS.

We are SGL Group – The Carbon Company, one of the worldwide leading manufacturers of carbon-based products.

We have an in-depth materials, production, applications and engineering expertise, a comprehensive graphite and carbon fiber-based product portfolio, and an integrated value chain from carbon fibers to composites.

We operate close to our customers through a global sales network and state-of-the-art production sites in Europe, North America and Asia.

With this **Broad Base**, we offer **Best Solutions** to our customers with the help of our Company philosophy of SGL Excellence.

CORPORATE STRUCTURE

Material Segments	Base Materials	Advanced Materials	
Business Areas	Performance Products (PP)	Graphite Materials & Systems (GMS)	Carbon Fibers & Composites (CFC)
Business Units	Graphite & Carbon Electrodes	Graphite Specialties	Carbon Fibers & Composite Materials
	Cathodes & Furnace Linings	Process Technology	Composite Components
		New Markets	
	Technology & Innovation		
	SGL Excellence		

KEY FIGURES 2009

in €m	2009	2008 adjusted	Change
Sales revenue	1,225.8	1,611.5	-23.9%
– thereof in Germany	20.0%	16.0%	–
– thereof outside Germany	80.0%	84.0%	–
EBITDA	170.7	360.3	-52.6%
EBIT[1]	110.4	305.9	-63.9%
Loss / profit before tax	-17.6	258.8	–
Net loss / profit for the year[2]	-60.4	189.7	–
Earnings per share, basic (in €)	-0.93	2.95	–
Return on sales[3]	9.0%	19.0%	–
ROCE[4]	8.3%	25.6%	–
Total assets	1,880.5	1,779.3	+5.7%
Equity attributable to shareholders of the parent company	750.5	763.4	-1.7%
Equity ratio[5]	39.9%	42.9%	–
Net debt	367.9	332.6	+10.6%
Gearing[6]	0.49	0.44	–
Capital expenditure on property, plant and equipment and intangible assets	153.9	239.5	-35.7%
Free cash flow	-34.0	-35.9	5.3%
Number of employees (December 31)[7]	5,976	6,298	-5.1%

[1] Before impairment losses
[2] After minority interests
[3] EBIT to sales revenue
[4] EBIT to average capital employed
[5] Equity attributable to shareholders of the parent company to total assets
[6] Ratio of net debt to equity attributable to shareholders of the parent company
[7] 2008 adjusted for SGL Brakes GmbH (202 employees)

SALES REVENUE BY REGION 2009

(in €m)


241.7
GERMANY
2008: 257.7
227.6
NORTH AMERICA
2008: 330.3
348.4
OTHER EUROPE
2008: 499.9
313.7
ASIA
2008: 330.0
94.4
REST OF WORLD
2008: 193.6

ACKNOWLEDGE CHALLENGES. ACT DELIBERATELY.


2009

Challenges	Deliberate Actions
LIMIT EARNINGS DECLINE IN A DIFFICULT ENVIRONMENT	PERSISTENTLY EXPLOIT IMPROVEMENT POTENTIAL
RESPOND TO CHANGING CUSTOMER REQUIREMENTS	FOCUS ON CUSTOMER VALUE
HOLD OUR GROUND IN CHANGING MARKETS	CAPTURE NEW MARKETS THROUGH SUBSTITUTION

EDITORIAL

Proactive Management...



Robert J. Koehler

Chairman / Chief Executive Officer

Even though the current environment may make it a particularly challenging prospect, now is the time to be proactive. Massive efforts to counter the causes and symptoms of the global financial crisis and the biggest recession since World War II have plunged many nations deeply into debt. The visibility of the economic situation in the year ahead is still poor, and the long-term consequences of the crisis can only be roughly assessed.

In general, we expect that the recovery will be moderate in 2010, and that economic activity will only be slightly higher than the low 2009 levels. From a longer term perspective, we will have to adjust to systemic changes in the global economy. It will take a fair amount of time for demand in the Western world to return to pre crisis levels. The Far Eastern countries will continue to increase their industrial production at the expense of the West. China has already caught up with Germany as the world's export champion. Globalization and protectionism of individual countries will compete with each other.

SGL Group will manage these new challenges proactively. At the turn of the year 2010 we continued to decentralize our organization by creating smaller and more flexible business units that are close to the markets. Together with the regional legal entities they are responsible for their operating results. This supports the advancing internationalization of our activities and our growth investments in the Far East and North America. This year, we will also subject our Company to a "fitness check", where we will carefully review all important functions and processes and align them to structural and market changes in order to safeguard our competitiveness. Further examples of our proactive management of customer focus, innovation and our SGL Excellence initiative are outlined in the following pages of this report.

Our sustained target is to continue our strategy of profitable growth after overcoming the global financial and economic crisis to substantiate our vision: "We are the leading Carbon Company."



Table of Contents





SGL GROUP – THE CARBON COMPANY

Letter from the Board of Management 04
The Share 08
Corporate Governance & Compliance 14

ACKNOWLEDGE CHALLENGES. ACT DELIBERATELY. **20**

MANAGEMENT REPORT

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes to the Consolidated Financial Statements 126
List of Companies 214
Independent Auditors' Report 216
Responsibility Statement 217
Report of the Supervisory Board 218
Corporate Bodies 222
Glossary 226
List of Abbreviations 232
Financial Calendar / Contact 233
Five-Year Financial Summary 234







Acknowledge challenges. Act deliberately.

SGL EXCELLENCE

Persistantly Exploit Improvement Potential

Since 2002 we were able to save more than €200 million in costs with the help of our improvement initiative SGL Excellence. The early implementation of SGL X helps us to deal with the current crisis. 20

CUSTOMER VALUE INITIATIVE

Focus on Customer Value

We want to be the preferred supplier in our markets. To achieve this, we have introduced a Customer Value Initiative, where all relevant decision making factors of the customer are regularly monitored and improved in a five stage process. 30

SUBSTITUTION

Capture New Markets Through Substitution

Environmental protection, meaning reduction of energy consumption and CO_2 emissions, is growing in importance. Due to their unique properties our products are increasingly finding new applications. 38

Corporate Social Responsibility

Environmentally conscious behavior and corporate social responsibility traditionally are important elements of our corporate culture. 54



THEODORE H. BREYER
Deputy Chief
Executive Officer

Responsibilities:
- Carbon Fibers & Composites
- SGL Excellence
- Corporate Security and Environmental Protection, Safety and Health at work, Technical Audits
- Purchasing
- North and South America

ARMIN BRUCH

Responsibilities:
- Performance Products
- Europe and Russia

JÜRGEN MUTH
Chief Financial Officer

Responsibilities:
- Group Controlling
- Group Treasury
- Group Accounting
- Financial Reporting
- Human Resources
- Information Technology
- Taxes

ROBERT J. KOEHLER
Chairman / Chief Executive Officer

Responsibilities:
- Corporate Development
- Corporate Communication
- Internal Revision
- Legal
- Management Development
- Asia

DR. GERD WINGEFELD

Responsibilities:
- Graphite Materials & Systems
- Technology & Innovation

LETTER FROM THE BOARD OF MANAGEMENT

Dear Shareholders,

The financial year 2009 was defined by the most severe global economic and financial crisis since World War II. As a consequence of the deep recession it was not possible for SGL Group to match the record levels of 2008. Accordingly, sales revenue, at €1.2 billion, declined by 24% compared to the previous year. Despite these difficult conditions, we achieved an EBIT (before one-time effects) of €110 million and a return on sales of 9%. At the same time, we were largely able to fund our high capital expenditure of approximately €154 million from operating cash flow.

In addition to the cost and efficiency improvements of approximately €23 million resulting from the SGL Excellence initiative that has already been in place for eight years, we adopted a package of measures Group-wide that generated additional savings of approximately €41 million. Lower demand and order backlog required rapid production adjustments. By reducing temporary employment and taking advantage of short-time work in Europe and North America we were able to adjust to the crisis-related lower capacity utilization. At times, as many as 1,000 employees were affected by short-time work. Group-wide, we also reduced approximately 300 jobs and roughly 500 temporary positions. At the same time, we increased the use of flexible working hours.

FOCUS ON LIMITING DEBT AND SOLID FINANCING STRUCTURE

Given the uncertainty of the financial markets in 2009, high priority was given to restricting debt increase and cash outflow. Our efforts were successful: despite continued high investments, net financial debt was only €34 million higher than in the previous year. Gearing continues to be low at approximately 0.5. The long-term focus of our corporate financing secures us the necessary financial flexibility. We raised additional liquidity with the successful placement of a €190 million convertible bond issue in June 2009. Our healthy balance sheet is also reflected in our high equity ratio of 40%.

IMPACT OF CRISIS VARIES AMONG INDIVIDUAL BUSINESS AREAS

Our Business Area Performance Products (PP) was adversely affected by the weak steel industry environment in 2009, which led to significantly reduced capacity utilization and unit sales in graphite electrodes. Nonetheless, a relatively stable cathode business and additional cost savings allowed us to generate a high return on sales of 24%. The typically late cyclical nature of our Business Area Graphite Materials & Systems (GMS) was reflected in a stable business development until the middle of the year. However, GMS was increasingly affected by the global recession from the second half of the year. Under these circumstances, we have reason to be satisfied with the 8% return on sales we achieved. Based on the current order situation, a recovery cannot be expected before the second half of 2010.

The financial crisis hit the Business Area Carbon Fibers & Composites (CFC) hard in 2009, leading to delays in major projects for the aviation and wind energy sectors. These resulted in temporary surplus capacities in the carbon fiber market, which on one hand have made it impossible to achieve sales targets, and on the other hand have led to increased price and margin pressure. Earnings were additionally impacted by startup costs and the high research and development expenses required for the development of this business. However, the longer term prospects remain positive. Our joint venture with BMW Group for the production of carbon fibers and composite materials for the automotive sector announced in October 2009 is an example for the growing significance of carbon fibers and composites in material substitution. The cooperation with BMW is a milestone for the use of carbon fibers in an industrial scale in the automotive industry, as it is the first time that carbon fibers play an instrumental role in automotive serial production. Wind energy is another area of growth, demonstrated by the fact that we have been awarded a major contract for the production of rotor blades for offshore wind energy parks. The prospects for the civil and military aviation sector improved towards the end of the year as showcased by the maiden flight of the Boeing 787 Dreamliner. Already half of this aircraft is made of composite materials. Our subsidiary HITCO not only supplies carbon fiber-based composite components for this new aircraft generation, but also delivers structural components for military applications like the Joint Strike Fighter program.

ACKNOWLEDGE CHALLENGES. ACT DELIBERATELY.

The world will not be the same after the current crisis. It is our responsibility to find the right answers to the challenges of the future, where we will be confronted with increased competition from Asia, temporary capacity surpluses, and protectionist tendencies. We have to continue to be proactive and choose the right measures. The year 2010 will be decisive in this respect. We have continued to decentralize our structures in order to be even more flexible and closer to the market and our customers in the future. Asia remains our most important growth region, where we will continue to expand our exposure. In addition to the concrete measures we initiated in the crisis year 2009, we will subject our Company to a Group-wide "fitness check" this year in order to reinforce our competitiveness over the long term and hence ensure the future sustainability of SGL Group.

Due to the continued build-up of infrastructure in Asia and Eastern Europe and the increasing substitution of basic materials, the medium- and long-term prospects for our business remain intact. Our broad product portfolio works in our favor in this regard. To return to profitable growth after the crisis, we are strengthening our market and technology position with our anti-cyclical investments, in particular relating to the development of our CFC activities and the construction of a new graphite electrode and cathode plant in Malaysia. In addition, the unique properties of carbon help to reduce CO_2 emissions and conserve natural resources. Already today, approximately 60% of our sales revenue is generated from such applications.

We would like to thank all of our employees for their commitment and their readiness to join forces and do everything necessary to master these difficult times. We also owe thanks to our customers, suppliers, and shareholders for their confidence in us and for their dialogue and partnership.

2010 will be another difficult and challenging year for all of us! We will introduce the necessary measures to lead our Company out of the crisis and back to profitable growth.

THE BOARD OF MANAGEMENT OF SGL GROUP



ROBERT J. KOEHLER



THEODORE H. BREYER



ARMIN BRUCH



JÜRGEN MUTH



DR. GERD WINGEFELD

SGL CARBON SE SHARES

THE SHARE PRICE OF SGL CARBON SE IN 2009 MOSTLY TENDED TO PERFORM IN LINE WITH THE BENCHMARK INDICES MDAX AND DAX. AT A CLOSING PRICE OF €20.75, MARKET CAPITALIZATION AMOUNTED TO €1,356.6 MILLION AT THE END OF 2009.

Global Equity Markets Begin to Recover

In the wake of the financial market turmoil seen in 2008, global equity markets in 2009 continued to show a high degree of volatility. The year began with a continued downward trend in share prices as a result of the economic and financial crisis. Market sentiment started improving from mid-March, when positive news flow from the financial sector and hopes of an economic recovery led to a gradual rise in share prices. Considerably lower yields in the money and bond markets further fuelled demand for equities. Share prices rose significantly, particularly in April and July. However, companies whose earnings did not meet the optimistic expectations of market participants saw their share prices tumble.

The DAX, Germany's flagship index, climbed 24% in 2009, closing at 5,957 points, significantly above the previous year's level of 4,810 points. The MDAX, the index in which the SGL Carbon SE shares are included, performed even better and closed at 7,507 points on December 31, 2009. This represents a gain of 34% over the closing price of approximately 5,600 points at the end of 2008.

KEY FIGURES FOR THE SGL CARBON SE SHARES

	2009	2008
Number of shares at year-end	65,379,227	64,706,991
High (€)	30.16	49.92
Low (€)	14.87	14.02
Closing price at year-end (€)	20.75	23.90
Market capitalization at year-end (€ million)	1,356.6	1,546.5
Average daily turnover in XETRA-trading (number of shares)	457,029	826,199
Free float (%)	72.63	100.00
Earnings per share (€) (basic)	-0.93	2.95

RELATIVE SHARE PRICE PERFORMANCE


350
300
250
200
150
100
50
2006
2007
2008
2009
2010
SGL Carbon SE
MDAX
DAX

SGL Carbon SE Share Price Marked by Volatility

The SGL Carbon SE share participated only to a limited degree in the general stock market recovery. The share price stood at €24.00 at the beginning of fiscal year 2009 and closed at €20.75 at the end of the year, reflecting a decrease of just under 14%.

In line with the overall market, SGL Carbon's share price experienced a steep decline in the first three months of 2009 and dropped to the year's low of €14.87 on March 9, 2009. The share price recovered in the following months and increased continuously on the back of generally improving market sentiment. However, this continued to be accompanied by relatively high volatility. The share price rose significantly particularly in the third quarter and reached its high for the year of €30.16 on October 20, 2009. Subsequently, confidence in a substantial economic recovery started to wane, which in a generally declining market environment led to the sale of cyclical shares. This trend could not be reversed even though SGL Group was able to report positive net income and good cash flow in nine months 2009 despite crisis-related declines.

SHARE PRICE PERFORMANCE


(in €)
50
40
30
20
10
0
2006
2007
2008
2009
2010

EARNINGS PER SHARE


(in €)
2009
-0.93
2008
2.95
2007
2.10
2006
0.71
2005
0.54
-1.0
-0.5
0
0.5
1.0
1.5
2.0
2.5
3.0

HIGHEST AND LOWEST PRICES OF THE SHARE


(in €)
50
40
30
20
10
0
49.92
45.15
30.16
20.00
14.60
18.21
13.45
14.02
14.87
8.56
2005
2006
2007
2008
2009

Market Capitalization and Trading Volume

Due to the lower share price, the Group's market capitalization contracted in 2009. After €1,546.5 million at the end of fiscal 2008, it amounted to €1,356.6 million at the end of 2009. As a result, SGL Group's rank in the MDAX dropped to 21 from nine in 2008 also because of the lower free float. This is due to the fact that the MDAX ranking, compiled by Deutsche Börse AG on a monthly basis, takes into account only the free float market capitalization. The number of shares outstanding increased to 65,379,227 as of December 31, 2009, up 670,000 shares compared to the year-end 2008.

MARKET CAPITALIZATION


(in €m)
2009
1,357
2008
1,546
2007
2,365
2006
1,176
2005
789
0
500
1,000
1,500
2,000
2,500

The average daily trading volume of SGL Carbon SE shares in the XETRA securities trading system fell from 826,199 shares to 457,029 shares per day, both as a result of the general decline in trading volumes, which fell by approximately 50% in 2009, as well as the reduced free float in our shares due to our new anchor investor.

Shareholder Base Strengthened

With SKion GmbH, the investment company of Susanne Klatten, we were able to gain a further anchor investor in 2009. Since their initial investment in March 2009, SKion GmbH has increased their share to 22.25%, making them the biggest shareholder in our Company. Given the volatility in the equity markets, we welcome the investment of this long-term oriented shareholder. In addition, Susanne Klatten was appointed to the Supervisory Board on November 25, 2009. She succeeded Utz-Hellmuth Felcht, who, after having been a member of the Supervisory Board for 17 years, resigned as of November 1, 2009 due to changes in his professional priorities.

According to our knowledge, the following institutions own shareholdings exceeding the 3% threshold that are subject to disclosure requirements:

Landesbank Baden-Württemberg	4.43%
Voith AG	5.12%
SKion GmbH	22.25%

According to our shareholder identification conducted in April 2009, almost half of our shares are held by institutional investors, while about 27% are held by anchor investors. Approximately 25% of the shares are held by retail and other investors. The geographical distribution of institutional investors is as follows: About 38% of the shares are held by German investors, 33% by investors in Europe outside Germany, and 23% by investors in North America.

SHAREHOLDER STRUCTURE


27% Anchor Investors
27% Retail and Other Investors
46% Institutional Investors

GEOGRAPHICAL DISTRIBUTION OF INSTITUTIONAL INVESTORS


38% Germany
3% Others
3% Asia-Pacific / Middle East
11% UK / Ireland
23% North America
22% Rest of Europe

Investor Relations: Transparent, Timely and Comprehensive

We provide all participants in the capital markets with transparent, timely and comprehensive information on current corporate developments, our strategy and possible structural changes. Our declared objective is to gain and maintain our shareholders' confidence even in difficult economic times. With this objective in mind, we continued to vigorously pursue our investor relations activities in 2009. We held 455 one-on-one meetings with analysts and investors around the world where we presented the SGL Group and its growth strategy in detail.

We also participated in 18 roadshows and ten investor conferences in seven countries.

In line with the principle of fair disclosure, we treat all target groups equally with respect to the information that we communicate to them. In this context, the Internet is an important channel of communication. Our financial calendar is posted on our website (www.sglgroup.com) under "Investor Relations" and provides an overview of current IR activities.

We publish our financial figures very promptly and present them to journalists, analysts and investors on the same day. In addition to annual and quarterly reports, further material such as speeches, presentations, press releases and ad-hoc notifications can be found on our website. Reports on directors' dealings and the latest consensus forecasts of our financial analysts are also available online. Our 2008 Annual Report was accessed more than 4,600 times on our website last year.

Our last Annual General Meeting was held on April 29, 2009 at the Kurhaus in Wiesbaden and was attended by 712 interested shareholders and shareholder representatives who commended the work of SGL Group.

We received a Gold Award for our 2008 Annual Report at the "2008 Vision Awards – Annual Report Competition", hosted by the LACP (League of American Communication Professionals). Our Annual Report came in second in the "materials" category. A total of more than 3,500 annual reports were submitted to the contest. The consultancy firm, Schwabe, Ley & Greiner, performed an analysis on the transparent presentation of financial risks in annual reports and consolidated financial statements of 81 companies listed on the DAX, MDAX, SMI and ATX. We are particularly pleased that we came in second place as the issue of transparency in reporting continues to increase in importance.

Each year the German financial magazine Capital and the Society of Investment Professionals in Germany (DVFA) rate the IR activities of the leading German and European companies. In this context, analysts and institutional investors are provided with the opportunity to rate companies with respect to the following criteria: target group orientation, transparency, track record, and extra financial reporting. SGL Group came in 14th in the MDAX category in 2009. In the "Deutsche Investor Relations Preis 2009" (German Investor Relations Award 2009) conducted by Thomson Reuters in cooperation with the German Investor Relations Association (DIRK) we even came in fifth in the MDAX category. The result is based on a comprehensive study and survey of fund managers and analysts worldwide.

A total of 15 German and international financial analysts regularly monitor and evaluate SGL Group and our shares.

New Convertible Bond Issue

SGL Carbon SE issued an additional convertible bond in June 2009. It has a volume of €190 million and matures on June 30, 2016. The bond carries a coupon of 3.5% per annum, payable on an annual basis. With the proceeds from the convertible bond we intend to pursue our growth plans in the Business Areas Graphite Materials & Systems and Carbon Fibers & Composites independent of the lending capabilities of the banking sector. The proceeds may also be used for general corporate purposes. The new convertible bond complements the refinancing concluded in 2007, which consisted of a convertible bond (maturing in 2013), a corporate bond (maturing in 2015) and a syndicated loan (maturing in 2012).

PERFORMANCE OF CORPORATE BOND (MATURES MAY 15, 2015)

(in €)


100
90
80
70
60
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2009
2010

PERFORMANCE OF CONVERTIBLE BOND (MATURES MAY 16, 2013)


(in €)
110
97.5
85
72.5
60
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2009
2010

PERFORMANCE OF CONVERTIBLE BOND (MATURES JUNE 30, 2016)


(in €)
130
120
110
100
90
Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2009
2010

KEY DATA SGL CARBON SE SHARE

Trading locations	Germany	XETRA, Frankfurt, Hamburg, Stuttgart, Düsseldorf, Munich, Berlin-Bremen, Hanover	
Codes	WKN 723 530	ISIN DE 000 723 5301	
Symbols	Reuters	XETRA	SGCG.DE
		Frankfurt	SGCG.F
	Bloomberg	XETRA	SGL GY
		Germany	SGL GR

Further Information on SGL GROUP and its Shares

- You may contact our Investor Relations department as follows:

Phone: +49 611 6029-103
Fax: +49 611 6029-101
Email: Investor-Relations@sglcarbon.de

- You might also like to visit our website, www.sglgroup.com, where you can order and download further information, such as our annual and quarterly reports.

We look forward to hearing from you.

CORPORATE GOVERNANCE AND COMPLIANCE REPORT

Responsible Corporate Governance

The term "corporate governance" refers to responsible and transparent corporate management and control focused on long-term value creation. These principles have long formed the basis of all our decision-making and control processes. Corporate management and control at SGL Carbon SE are structured around the relevant legal provisions, in particular stock corporation and capital markets law, the Articles of Incorporation, the Rules of Procedure for the Supervisory Board and the Board of Management included in the Corporate Governance Principles of SGL Carbon SE, and the German Corporate Governance Code.

Close Cooperation Between the Board of Management and the Supervisory Board

The Board of Management and the Supervisory Board of SGL Carbon SE work closely together in the interest of the Company and pursue the common goal of sustainably increasing the Company's enterprise value. The Board of Management regularly, comprehensively, and promptly reports all relevant developments in the Company to the Supervisory Board. Such developments primarily include current business developments, planning, and risk management. It is the Supervisory Board's responsibility to monitor the fundamental business decisions made by the Board of Management and advise it in business matters. In decisions of fundamental importance to the Company, the Supervisory Board is directly involved. Such decisions may include, for example, the commencement of new business operations, discontinuation of existing business operations, or issuance of bonds. The Supervisory Board of the SE consists of six shareholder and six employee representatives. All members of the Supervisory Board are appointed by the Annual General Meeting, which is bound to the Supervisory Board candidates proposed as employee representatives. In accordance with the Articles of Incorporation of SGL Carbon SE, the chairman of the Supervisory Board or, if the chairman is unable to participate in the passing of a resolution, the deputy chairman representing the shareholders has the casting vote in the event of a tie of votes. No conflicts of interest occurred among the members of the Board of Management or the Supervisory Board in the reporting period. The Company has taken out liability insurance for the members of the Board of Management and the Supervisory Board (D&O insurance). There were no contracts for advisory or other services between Supervisory Board members and the Company.

Committees Support the Work of the Supervisory Board

The Supervisory Board has established a total of five committees, all of which operate in compliance with the requirements of the German Corporate Governance Code and the German Stock Corporation Act (AktG). These committees are as follows:

HUMAN RESOURCES COMMITTEE

The Human Resources Committee, chaired by Max Dietrich Kley, advises the Supervisory Board principally on matters relating to the legal relationship between the Company and current and former members of the Board of Management. It reviews the remuneration of the members of the Board of Management and submits proposals to the plenary sessions of the Supervisory Board for their final decisions (see remuneration of the Board of Management described below). In addition, the committee drafts proposals for the appointment of new members of the Board of Management to help prepare the Supervisory Board for HR decisions. The other members of the committee are Josef Scherer and Andrew Simon.

NOMINATIONS COMMITTEE

The task of the Nominations Committee is to draw up a list of proposed candidates for election at the Annual General Meeting as shareholder representatives on the Supervisory Board. All shareholder representatives on the Supervisory Board are members of this committee, which is chaired by Max Dietrich Kley. After Prof. Dr. Utz-Hellmuth Felcht resigned from the Supervisory Board effective November 1, 2009, the committee deliberated on his succession and proposed that Susanne Klatten be appointed by the court as a substitute member of the Supervisory Board until the next Annual General Meeting.

AUDIT COMMITTEE

The Audit Committee consists of four members and is chaired by Andrew Simon. The other members are Max Dietrich Kley, Michael Pfeiffer, and Josef Scherer. The responsibilities of the committee include the Company's financial accounting, risk management, and compliance, and hence its internal control system. In addition, it is in charge of carrying out its own review of the consolidated financial statements of SGL Group and the annual financial statements of SGL Carbon SE. Furthermore, the committee is in charge of the relationship between the Company and its independent auditors. In this context, its main responsibility is to prepare the Supervisory Board's proposal to the Annual General Meeting for the appointment of the auditor. In doing so, it must ensure that the auditor is both qualified and independent. The committee also defines key audit issues, agrees on audit fees, and performs the preparatory work related to the appointment of the auditor.

STRATEGY COMMITTEE

This committee discusses fundamental corporate strategy issues. The Strategy Committee was chaired by Prof. Dr. Utz-Hellmuth Felcht until October 31, 2009. Its members include all shareholder representatives as well as Heinz Will and Helmut Jodl.

TECHNOLOGY COMMITTEE

The Technology Committee consists of four members and is chaired by Dr.-Ing. Claus Hendricks. The other members are Dr.-Ing. Hubert Lienhard, Helmut Jodl, and Heinz Will. The Technology Committee advises the Board of Management on fundamental technological issues such as the research and development portfolio, future key development areas, and the technological position of the individual businesses.

Systematic Risk Management

Since a responsible approach to risk is an integral part of all good corporate governance practices, SGL Group developed an appropriate risk management system at an early stage. The system ensures that the Company's risk management and control procedures are adequate and effective. It is designed to help identify any business or financial risks as early as possible so that appropriate countermeasures can be taken. The system is continuously being developed further and adapted to reflect changes in circumstances. The Board of Management reports at regular intervals to the Supervisory Board and in particular to the Audit Committee on existing risks and their development. Further information on the risk management system can be found in the risk report on page 105.

Updated Declaration of Compliance

On December 3, 2009, the Board of Management and Supervisory Board of the Company approved and signed the current version of the Declaration of Compliance pursuant to § 161 of the German Stock Corporation Act (AktG). SGL Carbon SE meets the recommendations of the German Corporate Governance Code as amended on June 18, 2009, with only a few exceptions. These exceptions are listed in the full version of the Declaration of Compliance which can be found in the notes to the Financial Statements in this annual report under Note 37. The declaration is also published on the SGL Group website (www.sglgroup.com) together with the declarations from previous years.

Active and Transparent Shareholder Communication

One of the primary objectives of the Board of Management is to report comprehensively to all target groups, in particular to our shareholders, and to communicate the same information at the same time. A calendar of regular events (such as the Annual General Meeting and conference calls with analysts and investors) is published on the Company's website, as are annual and interim reports, presentations for the Annual General Meeting, press releases, and ad hoc reports.

Fixed and Variable Components of Board of Management Remuneration

The remuneration of members of the Company's Board of Management comprises both fixed and variable components. The fixed component consists of a monthly salary, additional benefits, and pension commitments.

Structure of Board of Management Remuneration Adjusted to Comply with VorstAG

The Supervisory Board deliberates and passes resolutions on the structure of the remuneration system for the Board of Management and reviews it at regular intervals. Following the adoption of the Executive Board Remuneration Code (VorstAG) in August 2009, the Supervisory Board determined a new structure for the remuneration for the Board of Management in order to comply with the new legal requirements. The annual bonus program was capped in favor of a multi-year component; the share-based remuneration components (SARs / Matching Share Plan) are continued.

According to the Supervisory Board's resolution, the remuneration for the Board of Management of SGL Carbon SE will be composed of the following elements: a fixed base remuneration, a so-called Variable Cash Compensation and the SAR Plan. The Matching Shares Plan will be continued in its current structure until it expires.

VARIABLE CASH COMPENSATION

The Variable Cash Compensation comprises of an annual bonus (60% of the Variable Cash Compensation) and a multi-year component (40% of the Variable Cash Compensation). 10% of the pre-tax bonus under the Variable Cash Compensation shall be invested in SGL Carbon SE shares which are subject to a lock-up period of 24 months.

ANNUAL BONUS

For each member of the Board of Management, a maximum bonus amount has been defined (to be paid in case of 100% target achievement). The payment of the bonus depends on achieving defined earnings before tax (EBT) targets (weighting: 35%) and free cash flow targets (weighting: 35%) as well as an evaluation of the overall performance of the Board of Management conducted by the Supervisory Board (weighting: 30%). The EBT and free cash flow targets correspond to the respective annual planning of the Company. In case a defined threshold target has been achieved, 25% of the maximum bonus amount is paid out. Depending on the level of target achievement, the amount paid is increased to 100% of the maximum bonus amount. In the context of the overall evaluation of the performance of the Board of Management, the Supervisory Board determines an amount between 0% and 100% of the target bonus amount defined for the performance of the Board of Management to be paid. The performance evaluation shall be based on evaluation criteria which have been defined in advance.

MULTI-YEAR COMPONENT

The multi-year component is determined based on the average attainment of annual return on capital employed (ROCE) targets within a three-year period. ROCE target and threshold values will be determined annually by the Supervisory Board.

STOCK APPRECIATION RIGHTS (SAR PLAN)

In addition to the base remuneration and the Variable Cash Compensation, the Company's SAR Plan shall be continued. Please refer to the explanation on the management and employee bonus plans (Note 31) and the Remuneration Report in the notes to the Consolidated Financial Statements (Note 33) for further information on the SAR Plan.

The Supervisory Board continues to regularly verify the appropriateness of Management Board remuneration. The appropriateness of the remuneration is based on various criteria, including the responsibilities of the individual member of the Board of Management, his personal performance and the performance of the Board of Management as a whole, as well as the business situation, the performance, and the future prospects for SGL Group. Please refer to the Remuneration Report in the notes to the Consolidated Financial Statements for further information on the participation programs and the remuneration received by each individual member of the Board of Management in 2009.

Supervisory Board Remuneration Regulated by the Articles of Incorporation

The remuneration of the members of the Supervisory Board is determined by the Annual General Meeting and governed by § 12 of the Articles of Incorporation. Under these provisions, all members of the Supervisory Board receive a fixed base remuneration plus reimbursement of their out-of-pocket expenses. Each member of a committee also receives additional remuneration for attendance at a committee meeting. Please refer to the notes to the Consolidated Financial Statements (Note 33) for further information on the remuneration received by each member of the Supervisory Board.

Directors' Dealings

Pursuant to section 15a of the German Securities Trading Act (WpHG), the members of the Board of Management and the Supervisory Board are under an obligation to disclose the purchase or sale of securities in SGL Carbon SE if the total value of these transactions exceeds €5,000 within a calendar year. The following table provides a summary of all transactions involving members of the Board of Management and the Supervisory Board as well as persons closely affiliated to them of which we were notified during the year under review. The respective notifications were immediately posted on the website of SGL Group.

At year-end 2009, the members of the Board of Management of our Company neither directly nor indirectly held more than 1% of the outstanding shares in the Company. The Supervisory Board member Mrs. Susanne Klatten holds through SKion GmbH 22,25% of the outstanding shares.

Compliance as Part of our Management and Corporate Culture

The SGL Group Code of Business Conduct and Ethics introduced five years ago underscores the obligation of SGL Group and its employees to comply with the law and internal guidelines as well as setting standards for ethical and law-abiding conduct. These principles reflect the common values that define SGL Group's corporate culture and business conduct. At SGL Group, compliance represents a fundamental responsibility of the Board of Management. The Board of Management does not tolerate any violation of the Code of Conduct and promotes a corporate culture in which issues relating to integrity can be

DIRECTORS' DEALINGS

Date of transaction	Name of person	Type of security/ right	International Securities Identification Number (ISIN)	Type of trans- action	Price/ currency	Quantity	Total amount traded
Board of Management							
August 24, 2009	Robert J. Koehler	SGL Shares	723530/DE0007235301	Sale	23.83€	50,000	1,191,650.00€
May 29, 2009	Robert J. Koehler	SGL Shares	723530/DE0007235301	Sale	20.86€	11,794	246,057.51€
April 3, 2009	Robert J. Koehler	SGL Shares	723530/DE0007235301	Purchase	18.53€	17,614	326,387.42€
April 3, 2009	Theodore H. Breyer	SGL Shares	723530/DE0007235301	Purchase	18.53€	12,857	238,240.21€
April 3, 2009	Armin Bruch	SGL Shares	723530/DE0007235301	Purchase	18.53€	3,183	58,980.99€
April 3, 2009	Jürgen Muth	SGL Shares	723530/DE0007235301	Purchase	18.53€	3,482	64,521.46€
April 3, 2009	Dr. Gerd Wingefeld	SGL Shares	723530/DE0007235301	Purchase	18.53€	4,939	91,519.67€

openly discussed with superiors, the Legal department, and compliance officers. All employees are personally responsible for ensuring that their actions and conduct are in line with the SGL Group Code of Conduct and in compliance with the regulations of their respective work areas. In this context, management is expected to serve as an example when fulfilling its responsibilities relating to personnel and leadership.

SGL Group has introduced and implemented specific compliance programs and measures many years ago. The existing compliance programs are regularly reviewed and adjusted as required. In view of the increased requirements, and to develop further a standardized compliance approach, the Board of Management established the Group Compliance department in September 2009. Its task is to define the required comprehensive organizational, communications, and control structures for SGL Group worldwide. The objective is to set up a compliance management system that exhibits preventive properties and improves continuously as a result of the insights that are constantly being gained. Effective compliance goes beyond merely ensuring the adherence to legal and formal requirements and structures, and has to become an integral part of value-oriented corporate management.

As a first step in 2009, SGL Group conducted workshops for the assessment of individual, compliance-related risk areas in the individual business units and developed an international compliance organization along with the requisite reporting structures. These were approved by the Board of Management. The Audit Committee addressed the related developments in detail at its meeting in December of 2009. A guideline for a whistleblower system was also adopted in the period under review. It will be implemented at SGL Group worldwide in 2010 together with additional anti-corruption guidelines.

A comprehensive, global antitrust compliance program was already introduced at SGL Group in 2001. The trainings held on a regular basis form an integral part of the compliance program. All new employees must participate in a personal training. Thereafter, refresher trainings take place at least every two years. Since the introduction of the program, more than 130 trainings have been conducted worldwide and approximately 2,300 employees have participated. About 400 employees received personal training in 2009. The antitrust compliance program was supplemented by an interactive e-learning module in 2009. Some 420 employees participated in the trainings offered via the module in Europe and Asia.

Other measures relate to issues such as capital market law and compliance with the respective Group guidelines. These include the regulation of trading in SGL Carbon SE securities involving members of the Board of Management, the Supervisory Board and the Company's employees, the proper handling of potential insider information, and the maintenance of insider lists. An Ad-hoc Committee has been in existence for several years now. Representatives of various functions examine issues in question to assess their ad-hoc relevance and ensure that potential insider information is handled in accordance with legal provisions. The existing compliance program for export control was supplemented by an IT-based compliance module that supports the efficient monitoring of relevant export transactions. The compliance module for export control was implemented at all European sites in 2009. Furthermore, trainings and workshops on export control compliance also take place regularly.

LIMIT EARNINGS DECLINE IN A DIFFICULT ENVIRONMENT

Today, companies across the globe are facing new challenges in the wake of the most serious economic and financial crisis since World War II. SGL Group is no exception. We can expect to see structural changes in the global economy which may lead to overcapacities in certain regions. However, we remain optimistic that we will be able to cope with these new challenges successfully – just as we have done in the past.

We have already experienced difficult times before. SGL Group had to deal with a marked drop in revenues in 2002 partially caused by the steel crisis in North America and the liquidity crisis in Asia. Moreover, we had to manage some internal challenges as well.

After several years of economic growth, the recent crisis represents another major challenge for SGL Group. The markets for our products contracted to varying degrees, and many industries reduced inventories drastically. However, our SGL Excellence initiative, which we describe in detail on the following pages, helps us to overcome challenges – past, present and future.



The deepest recession in the last 60 years has put companies worldwide to the test. The world will not be the same after the current crisis. It is our responsibility to find the right answers to the challenges of the future.

PERSISTENTLY EXPLOIT IMPROVEMENT POTENTIAL

"QUALITY MANAGEMENT AND CONTINUOUS IMPROVEMENT PROVIDE THE FOUNDATION FOR SUCCESS."



"Quality management and continuous improvement provide the foundation for success", says Robert Koehler, Chairman of the Board of Management of the SGL Group. That is why we launched the Six Sigma based Group-wide SGL Excellence (SGL X) initiative in January 2002. Today, some eight years later, we can say that SGL X was one of the most important strategic decisions which left a lasting impression on our Company. SGL X will continue to accompany SGL Group on its path to success in the years to come.

We employ over 50 so-called "Black Belts" worldwide. They have no operational assignments; rather, they function as project managers and coaches within their operating and administrative units to help achieve corporate goals. Black Belts are methods specialists, responsible for their own Six Sigma Black Belt projects, the objectives of which are set by top management, the "Champions". In addition, Black Belts coach so-called "Green Belts" who devote part of their time to supporting the SGL X organization and who work on their own projects. Once a year, Black Belts from all sites come together to swap ideas and share experiences. During the year, Black Belts who work on similar topics at separate locations construct expert networks, enabling them to benefit from each others' knowledge and experience.

The first generation of SGL Excellence concentrated on our activities in the areas of Operational, Commercial and People Excellence. The initial emphasis was primarily on Operational Excellence and, accordingly, improvements in production in such areas as costs, productivity, working capital, and throughput times. Our business was thus able to progress from restructuring and consolidation to profitable growth. Thanks in part to SGL X, we nearly doubled our EBIT from 2002 to 2004. That's a real success story.

The second generation of SGL Excellence commenced in 2004 as we expanded our spectrum of activities and launched numerous projects with customers and suppliers. New factors were increasingly defining the market. We now had to defend and extend our hard-earned lead especially over the competition from the emerging growth regions of Asia and Eastern Europe. Innovation was the key here.

Accordingly, we added a fourth pillar to SGL X in 2007, then in its third generation: Innovation Excellence.

Its guiding principle is "New ideas and solutions for profitable growth". Structured innovation management plus systematic management of innovation projects with the aid of "Design for Six Sigma" allow ideas to grow into innovations. Ultimately, this contributes to the success of our business in a measurable way. We also placed more emphasis on implementing the improvements we had devised. And so, after six years of SGL Excellence, we finally had a basis for profitable growth. But that is not all. In fact, 2008 was our best year ever! This was in no small part due to the many improvements we implemented, particularly on the cost side.

Continuous Qualification with SIX SIGMA

What exactly is SGL Excellence? It is a Group-wide initiative aimed at promoting continuous improvement. It is our way of turning our broad base into best solutions for our customers. Six Sigma is at the heart of this initiative and aims to improve customer value, utilizing measurable goals and results. It is applied in every function of our business, and it also includes ongoing training of our people. Not only do we furnish them with the tools and methods to accomplish their jobs, we also provide them with the ability to discover potential for improvement and realize this potential as a team. SGL Excellence therefore strengthens our competitive position, enabling further growth. Since 2002, SGL Group has used this tool to cut costs by more than €200 million.


New ideas and solutions for profitable growth
Sustainable partnerships with our customers to secure our future
INNOVATION EXCELLENCE
OPERATIONAL EXCELLENCE
COMMERCIAL EXCELLENCE
PEOPLE EXCELLENCE
Relentless improvement of manufacturing processes
Excellent people are the foundation of our success
SGL EXCELLENCE



Worldwide economic conditions changed radically from mid-2008. We experienced the worst recession since World War II. "SGL Excellence to counter global crisis" was the motto of the SGL Group in 2009. It serves to underscore yet again how significant SGL Excellence is for our Company.

SGL Excellence gives our Company a clear advantage because expertise in identifying, naming, and dealing with challenges has been available in the SGL Group since 2002. It has given us a better starting point in dealing with the crisis than many other companies, and it allows us to cope with the downturn.

Of particular relevance is the fact that our corporate culture encourages people to admit there is a problem and deal with it openly – a valuable trait in times of crisis.

What were the concrete measures of SGL X? Because of the negative effects particularly on sales and earnings it was necessary to support the financial strength of the Company. At the same time, we had to prepare for the time after the crisis. Costs were to be reduced to a minimum and unnecessary expenses were to be avoided. Accordingly, SGL X helped us to reduce fixed costs permanently and lower variable costs temporarily. The crisis underlined the necessity of new SGL X components to support higher cash flow as well as product and service quality. These goals were achieved as well.

Conclusion: SGL Excellence is part of our corporate culture; it will remain the major driver of success for us in the future. SGL Excellence possesses the infrastructure, the people, the know-how, the tools, and the mindset to safeguard our leading position in our markets. Thanks to Innovation Excellence, SGL Group is already known as one of Germany's most innovative companies.

Best of all, the results from some 300 regularly ongoing projects are measurable. But our Company is not the only one to gain from SGL Excellence; in most cases, we can share these benefits with our customers. The environment is also the beneficiary of many projects, for example through reduced CO_2 emissions, or reduced consumption of energy, water, and fuel. Below, we describe typical initiatives and explain their concrete purpose.

SGL X – three out of 300 ongoing projects

Reduce Process Water Consumption

Business Case & Goal
In Morganton (USA), water usage averages 1.1 million gallons daily. Failure to control consumption will result in continued plant operation at higher operating costs. Goal was to reduce water consumption by at least 10%. A similar project was conducted in La Coruña in order to reduce the overall water consumption in the process.

Implemented Solutions
- Water Conservation Plan – metering of water use where possible
- Closer monitoring of water systems to detect leaks
- Increased usage of waterless / regulated / metered equipment
- Increased capacity to store water for recycling
- Installed additional recycling systems



Benefit for SGL Group and the Environment
- Employee water conservation awareness has been elevated to an unprecedented level
- Safety was increased through addressing steam and water leaks when detected
- Water use has been reduced by more than 25% in Morganton and more than 50% in La Coruña
- More than € 220.000 annual savings

Reduce Furnace Energy Consumption



Business Case & Goal
With increasing load demands in Morganton (USA), graphitization became the bottleneck for increasing sales. Goal of the project was to increase the number of carbon blocks graphitized per baking cycle and thus increase capacity while reducing energy consumption.

Benefit for SGL Group, the Customer and the Environment

- Increase our Graphite Specialties load quantities by 15% on average, safely and with no adverse effect to our product or properties
- Shortened process lead time
- Annual saving of more than USD1 million mainly through decreased energy consumption per graphitized block and through revenue enhancement

New Banting Die Design



Business Case & Goal
A new green plant and extrusion press will be installed at Banting (Malaysia). This press will be the largest within the SGL Group. Furthermore, the existing SGL Group plants are using different die designs which are not applicable for this press. Goal of the project was to develop a new die design for the new Banting press.

Design for Six Sigma
Using Design for Six Sigma and sophisticated modeling tools, a new process has been developed, maximizing probability of success and minimizing use of resources.

Benefit for SGL Group, the Customer and the Environment

- Modeling approach in order to virtually simulate the real process and to optimize performance
- Minimized resources for trials and experiments
- Reduced development time for new equipment
- Reduced scrap due to optimized process
- Improved product performance

SGL Excellence has been a successful improvement initiative in our Company for years, with which we also intend to face every challenge going forward and generate further growth based on our enhanced competitiveness.

We still have a long way to go: SGL Group's corporate culture will continue to evolve and expand and permanently become part of every employee's work ethic. It will continue to guide us through good times and bad and permanently strengthen our Company's earning power.

Going forward, we will continue to further develop the applied methods and search for additional potentials for improvement. Moreover, we will continue to invest in the education of our employees so that they can continue to contribute meaningfully to our success. Our top management, the Champions, will play a key role here. Their Champions' Projects will promote projects and activities to ensure that we reach our targets. The year 2010 will also be a year of training for all process owners, the people responsible for production processes. The entire organization will be involved in a change management process. With that, nearly half of all SGL Group employees will have received training.

This will allow us to continue to recognize the challenges that present themselves and to decisively act on them.

The following pages present an outstanding example: the Customer Value Initiative of the Business Area Performance Products. It proves how successful a united approach is in dealing with critical issues.

SIX SIGMA Glossary

Six Sigma:
- Is used as the key method
- Focused on tasks to optimize customer value
- Can be measured objectively with direct impact on our results

Master Black Belt (MBB):
- Has the Six Sigma know-how
- Defines the project landscape together with the Management
- Coaches Black Belts and delivers Six Sigma training

Black Belt (BB):
- Is the Six Sigma method specialist
- Leads Six Sigma BB projects (full time)
- Coaches GBs

Green Belt (GB):
- Leads Six Sigma GB projects (part time)
- Has a multiplier function for the program

SGL Excellence – After Eight Years


NET COST SAVINGS
(in €m)
2009 23
2008 28
2007 27
2006 25
2005 15
2004 16
2003 21
2002 55
0 10 20 30 40 50 60

Achievements:

- Cultural change as part of our corporate culture
- Relentless efficiency improvement has top priority
- Basis for growth
- Sustainable program



RESPOND TO CHANGING CUSTOMER REQUIREMENTS

The Business Area Performance Products accounts for some 60% of total group revenue, making it our largest business area. The business, however, is rather cyclical, as demand from the steel and aluminum industry periodically declines every five to seven years.

SGL Group focused primarily on company-wide cost cutting in the difficult years following 2001. Within the framework of reorganization and restructuring, a five-point program aimed at raising profitability was implemented. Every facility was running at full capacity; the market demanded more and more products to fuel the nascent boom in the steel industry. Our emphasis was thus on increasing our efficiency and cutting internal costs. Accordingly, facility management was primarily focused on volume.

We had to rethink our approach in late 2007. SGL Group is positioned as a high-priced supplier of top-quality products in a highly competitive market. Customers expect constantly improved product properties and increasingly better service – all at the lowest possible price. The Business Area Performance Products responded accordingly and reviewed its products and services from the point of view of what features and services actually add value for our customers. Higher customer satisfaction ultimately leads to higher shareholder value.

The 2008 / 2009 global financial and economic crisis posed another major challenge. Sales and profits declined in nearly every business. We had to cut costs but, at the same time, we had to increase customer satisfaction in order to maintain and improve our competitiveness. Worldwide production capacity for both carbon and graphite products as well as the previously scarce raw materials are exceeding demand, with the result that customers have a greater variety of suppliers from which to choose. Customers generally opt for manufacturers who offer the best quality, i.e. the lowest specific consumption of our products. And this is precisely where our Customer Value Initiative comes in.



SGL Group's graphite electrodes are used for steel production in electric arc furnaces for scrap recycling.

FOCUS ON CUSTOMER VALUE

"WE WANT TO BE THE PREFERRED SUPPLIER IN OUR MARKETS."

This may not be the answer to our customers' expectations, but this is what we expect from ourselves. We intend to set worldwide standards with regards to costs and customer value. In order to accomplish this, we have raised our own expectations and will do our utmost to offer the best products and the best service to our customers.

This is obviously the only way to maintain our competitiveness in the long term, and even improve it.

The successful efficiency improvement initiative SGL Excellence was launched already in 2002 and its usefulness has become even more apparent in times of crisis. Based on SGL Excellence, the Business Area Performance Products introduced its Customer Value Initiative (CVI) in late 2007.



Finished graphite electrodes with connecting pins and endcaps ready for delivery

CUSTOMER VALUE INITIATIVE

Focal point of the initiative is a uniform approach to putting customers' needs first at every level of our organization. The goal is for every single employee to be constantly improving the quality of the products and services we offer to our customers. We commit each employee within the Business Area to achieving this goal by means of personal CVI targets.


CVI Rests upon Five Pillars
CONSISTENCY
PREVENTIVE MAINTENANCE
STANDARD OPERATING PROCEDURE IMPROVEMENT
DELIVERY PERFORMANCE
REPUTATION IMPROVEMENT
in processes and product quality
ensures product quality and punctual delivery
optimized and harmonized operating procedures
with regard to reliability and quality
to improve how customers perceive us
LEADERSHIP

Consistency

We aim to provide our customers with a consistently high quality product. In order to accomplish this, we need uniform and stable production processes across all sites and plants. We established a team to tackle this issue under the motto "Learn and then act". One of the basic principles is that all processes are interdependent and therefore ultimately affect the end product. While it is entirely normal to have deviations in a process, reducing those deviations is the key to success. We need to understand and apply this principle at every level.

A stringent process orientation and statistical analyses will identify and decipher the reasons for deviations in processes. For example, we measured the performance of our process and product parameters as well as evaluating our metering systems. Subsequently, we introduced tools and methods to highlight deviations in processes in order to control and reduce them. We identified ten core processes for each plant; the goal is to achieve at least a 30% improvement in five of those processes – quite a challenge!

Of course, this is not a one-time measure, but a continuous process that needs to be anchored permanently into our corporate culture.

Preventive Maintenance

The second pillar goes hand in hand with all the other measures in the Customer Value Initiative. Maintenance, especially of the preventive kind, provides a basis for smooth production processes. After all, only well maintained machines and measuring equipment will be able to manufacture high-quality products (see Pillar 1). Moreover, maintenance helps to avoid delivery delays (see Pillar 4) and irregularities in packaging or product appearance (see Pillar 5).

Therefore maintenance can influence customer satisfaction to a great degree even though there is no direct customer contact. The success that these measures will have depends in large part on cooperation among production, quality management, production planning, and maintenance. We intend to make this pillar an integral part of our corporate culture as well.



Standard Operating Procedure Improvement

In pillar three in particular, we have adopted the customer's point of view. Our goal is to optimize the quality of our products to meet the rising demands placed by our customers' processes. To achieve this, we analyze the market and its trends as well as our products' features from the point of view of: What features do our products need to have for us to remain the market leader? The process teams have been charged with finding out which parameters need to be modified in order to achieve the desired features.

Since SGL Group has varying production facilities across the globe, we need to ensure that our products are manufactured with the same high standard of quality everywhere. Often it is necessary to introduce new procedures, standards, and limits for each process. The optimization process started in 2009 and will continue throughout the years to come in order to reach specific targets.

Employee operating the resistance measurement machine at the Banting site


24 DC

PILLAR 4

Delivery Performance

Product quality is an essential criterion for our customers' purchase decision. Availability is often the second most important selection criterion. Will the delivery arrive complete, and precisely when the product is needed? If a customer has placed his order timely, it is our obligation to deliver on time. Adherence to delivery times is thus the aim of Pillar four: Delivery Performance.

We monitor whether our delivery arrives exactly when we said it would. If not, we measure how big the deviation was and why it occurred. We classify the causes and from these derive steps to improve our performance. We have introduced an SAP support system to monitor how well we adhere to delivery deadlines. Once the global economy recovers and our plants ramp up their capacities accordingly, it should be relatively easy to measure improvements.

PILLAR 5

Reputation Improvement

Last but not least, we have installed a fifth pillar to improve the image our customers have of us. All of our efforts have an impact on the way customers perceive us. This is where we want to take a look at the seemingly little things that nevertheless may affect our success with a customer. The focus here is on product presentation. How do our products and documents come across? The team members responsible for this pillar compile this information. The customer must receive a flawless product including intact packaging and the appropriate documents. Teams in each one of our manufacturing facilities are responsible for this. Because we know: the first impression is the most important one!

Outlook

The Customer Value Initiative has debuted successfully and will achieve its full potential in the years to come. It will, however, never be completed but rather become a permanent part of our corporate culture. Every pillar will consistently be developed further. In future, the implementation of a sixth pillar – Performance – is planned. The focus here will be on measuring the results of our quality improvements in our customers' processes. Moreover, and this is also typical for our SGL Excellence philosophy, we will transfer the experience and findings gained from each pillar to other parts of the Company as required. The Customer Value Initiative of our Business Area Performance Products will thus benefit all businesses and their customers.

What can customers expect from us? Quite a lot! And our shareholders will benefit from this as well.



HOLD OUR GROUND IN CHANGING MARKETS

While our Business Area Performance Products primarily supplies the steel and aluminum industry, the Business Areas Graphite Materials & Systems and Carbon Fibers & Composites – which are part of the Materials Segment Advanced Materials – supply products to a number of different industries.

Some of these highly diverse markets are changing rapidly, requiring us to adapt the products and services we offer to new market requirements. We need to permanently develop products and product features to ensure they meet our customers' needs at all times and in the best possible way. Certain markets will eventually become saturated, requiring us to actively seek out new market potential. One example might be to develop products that offer better energy efficiency to our customers. This is especially true for mature markets like steel and aluminum.

The Business Area Carbon Fibers & Composites – particularly in carbon fibers – is currently faced with lower levels of capacity utilization and a resulting drop in prices, both of which are expected to be only of temporary nature.

Accelerated industrialization in the BRIC countries (Brazil, Russia, India, and China) resulted in higher demand for traditional raw materials and energy, causing price rises and scarcity in these resources. This increased pressure on Western countries to develop concepts using alternative materials such as carbon fiber composites. These materials, for example, permit a degree of efficiency because of their lightweight nature, which is unmatched by traditional materials such as steel and aluminum. Accordingly, considerable investments have been made globally in these new technologies and in additional manufacturing capacities. However, demand for these products has been delayed due to the global financial and economic crisis as well as technological difficulties, which translated into the above described capacity overhang.

Post crisis, the material substitution trend is expected to continue, not least due to environmental protection efforts to reduce energy consumption and CO_2 emissions. The best approach is to work in close cooperation with our business partners and customers to devise ideas and solutions that make sense both from a technical and a commercial perspective.


SGL Group covers the entire carbon fiber value chain – from raw material to carbon fibers, composite materials and composite components.

CAPTURE NEW MARKETS THROUGH SUBSTITUTION



"WE WANT TO GENERATE FURTHER GROWTH BASED ON THE FUNDAMENTAL TRENDS."

Given the increasing importance of sustainability issues, the trend towards substituting lighter, more energy-efficient materials is growing in importance. Our products are ideally suited for this. As an innovative manufacturer of alternative materials based on carbon, SGL Group aims to leverage the trend towards substitution to achieve above average profitable growth. With substitution we mean both new product and market innovations as well as further development of existing businesses.

We want to generate further growth based on the fundamental trends industrialization of emerging markets and acceleration of substitution and innovation as portrayed by the following examples from our businesses across various industries.

PAN fibers, shown here in a stabilization furnace, are the raw material for the production of carbon fibers.

ALTERNATIVE ENERGIES

Wind Power

RENEWABLE ENERGY SOURCES SUCH AS WIND POWER WILL PLAY A MAJOR ROLE IN THE ENERGY MIX OF THE FUTURE.

To respond to the particular challenges of the wind industry, SGL Rotec manufactures large size rotor blades. These special products enable a new generation of turbines that will set new standards in performance, durability, and efficiency. The new, even higher performance wind farms demand much more powerful turbines with corresponding large rotor diameters. Modern offshore wind turbines are up to 180 meters tall. Their rotor blades are more than 60 meters long and weigh nearly 30 tons. They need to bear considerable wind pressures, as the blade tips reach a speed of approximately 300 kilometers per hour.

All this places increased demands on the materials employed. Rotor blades are increasingly using carbon fiber reinforced plastics for which we manufacture primary components such as carbon fibers and fabrics in our Business Area Carbon Fibers & Composites. Compared with glass fiber reinforced plastics, our material is lighter, possessing both higher tensile strength and stiffness. Our ability to innovate in this segment remains undisputed. In November 2009, Germanischer Lloyd Wind, the leading international certifier of wind energy farms and their components, accepted SGL Group's multifilament carbon fibers for use in the wind industry.

We have created new perspectives for our subsidiary SGL Rotec in December 2009 and intend to establish the Lemwerder (Germany) facility as a global competence and production center for rotor blades, establishing the site as a technology hub for the long term. Our goal is to become the leading build-to-print manufacturer of rotor blades with lengths exceeding 60 meters.

We see great growth potential particularly when it comes to offshore wind farms. Major projects in the United Kingdom and Germany have provided an enormous spur to growth. The global offshore market is expected to grow rapidly in the coming years: the European environmental agency anticipates that offshore wind energy will provide a high double digit percentage of Europe's electricity demands by 2030. The European Wind Association expects offshore wind energy capacity to expand to 40 GW by 2020, which corresponds to the output of 30 nuclear power plants or 60 conventional coal-fired plants. We intend to position ourselves as the leading supplier and partner for our products. We signed a long-term contract in December 2009 with BARD Emden Energy GmbH & Co. KG, a leading developer and operator of offshore wind farms, for the delivery of rotor blades for offshore wind turbines. In addition, this cooperation gives us the opportunity to further refine our expertise in the development of manufacturing technologies and in the production of sophisticated rotor blades.

Photo: alpha ventus/DOTI GmbH & Co. KG



Solar Power

SOLAR ENERGY WILL ALSO PLAY A CENTRAL ROLE IN THE RENEWABLE ENERGY MIX BECAUSE THE SUN IS AN INEXHAUSTIBLE SOURCE OF ENERGY.



However, highly innovative products will be necessary before this energy can be harnessed. We have been a supplier to the solar industry right from the start. Our products, made of high purity fine grain graphite and carbon fiber reinforced carbon, enable both the production of silicon as well as the fabrication of solar wafers and cells. Graphite remains workable even at 3,000 degrees centigrade, a temperature at which most other materials cease to exist. In addition, graphite possesses high mechanical strength which actually even increases with heat.

For years, we have been globally supplying our customers in the photovoltaic industry with the carbon and graphite products they need along the entire value chain. As a longtime supplier and development partner, we have been contributing significantly to product and technology innovations in the photovoltaic industry. And it pays off: the solar industry is expected to continue to grow at a very high rate, a growth in which we wish to participate.



AUTOMOTIVE INDUSTRY

THE AUTOMOTIVE INDUSTRY IS ONE OF THE MOST IMPORTANT INDUSTRIAL SECTORS WORLDWIDE. INNOVATION IS ESPECIALLY IMPORTANT HERE BECAUSE CLIMATE CHANGE AND THE ACCOMPANYING REQUIREMENTS TO REDUCE CO_2 EMISSIONS ARE SETTING NEW STANDARDS.

The EU Commission has called for a new lower threshold for CO_2 emissions for new cars of 137 g / km beginning in 2015. In 2008 the average value for cars sold in the EU was 153 g / km.

The political guidelines are having their intended effect. Automobile manufacturers who so far have invested little in climate protection are now rushing to catch up. Because the EU target for 2020 is a threshold of 95 g / km, nearly 50% below what many manufacturers achieved in 2008! The automobile of the future will be lighter, more economical, safer, and more environmentally friendly.

Production chain of a RTM component for automotive made of CFRP



Joint Venture with BMW for Carbon Fibers and Fabrics

"Carbon is the steel of the future". More and more market participants are coming to agree with the assessment made by the Chairman of the SGL Group, Robert Koehler. An evidence of this was achieved in 2009: We entered into a joint venture with the BMW Group for the production of carbon fibers and fabrics for use in automobile manufacturing. This is the first time ever that carbon fibers will be used on an industrial scale in the automotive industry.

Both companies are bringing their core competences to the joint venture. We, the SGL Group, are contributing our know-how as the only integrated European manufacturer of carbon fibers and fabrics while BMW Group is contributing its years of experience in making lightweight automobiles as a leading premium car manufacturer. Both companies have been successfully cooperating for years in the area of carbon fiber composites.

The BMW Group will initially be an exclusive customer of the joint venture, thus receiving access to key technologies and raw materials to be used in the BMW "Megacity Vehicle" which is currently being developed. With this, carbon fiber composites will be used in automotive construction to an extent never experienced before. For the first time ever, carbon fiber composites will play a major role in the materials mix of a serially produced vehicle. This is made possible by large scale use of a carbon fiber especially developed for the automotive industry. It allows for considerable weight reduction in comparison to traditional materials such as steel and aluminum, thus helping to lower CO_2 emissions.

Sustainability also plays a major role in this project. Ecological, social and economic aspects are aligned along the entire value chain. The manufacturing process will conserve natural resources, and methods to fully recycle the carbon fibers and composites are being developed. The required precursor for the carbon fibers will be sourced from a joint venture between SGL Group and Mitsubishi Rayon.

Development of CNG Tanks Based on Carbon Fiber Reinforced Plastics in a Joint Venture with Benteler Automobil Technik

In close cooperation with its partners from the automotive industry, Benteler-SGL GmbH & Co. KG has specialized in developing products and tailor-made solutions for making a positive contribution to this industry. Carbon Fiber Reinforced Plastics (CFRP), in particular, offer great potential for reducing vehicle weight. They are already used today whenever other materials such as steel, aluminum or plastics reach their limits. The greatest advantage that CFRP components have in the serial production of automobiles is their light weight. They weigh up to 50% less than steel but nevertheless exhibit comparable strength and stiffness.

Pressurized vessels used in Compressed Natural Gas (CNG) technologies are yet another industrial application with above-average rates of growth. Their use leads to considerable reductions in CO_2 emissions. Especially busses and taxis will increasingly be converted to natural gas and, here too, CFRP components will be used. Benteler-SGL GmbH & Co. KG has designed and patented a steel CNG tank which is coated with carbon fiber and allows considerable weight savings at competitive production costs.



AVIATION INDUSTRY

THE AVIATION INDUSTRY PROVIDES ANOTHER EXCELLENT EXAMPLE OF SUBSTITUTION OF STEEL AND ALUMINUM FOR CARBON FIBER COMPOSITES.



Automated Tape Layer Machine (ATL) at HITCO Carbon Composites



"FOR THE FIRST TIME, A LARGE-BODY AIRCRAFT IS BEING CONSTRUCTED WITH A COMPOSITE CONTENT OF 50%."

Materials and design used in aerospace need to be light but, at the same time, reliable, strong and stiff under extreme conditions. Carbon fiber composites meet these requirements.

The Boeing 787 heralds a new era for the aviation industry, representing the first time that 50% of a passenger airplane is made of composites. The SGL Group supplies, among others, floor beams made of composites. The use of such materials makes the airplane considerably lighter, thus reducing fuel consumption.

Thanks to this lower weight, plus improved aerodynamics and engine technology, the Boeing 787 consumes about 20% less fuel than comparable aircrafts.

Lower operating costs more than compensate for the higher purchase price. Due to the lower fuel consumption and reduced maintenance costs, operating expenses are expected to drop by more than 10%. The long-awaited maiden flight of the Boeing 787 took place on December 15, 2009 with production ramp up announced for the third quarter 2010.

Already today it is certain that both Airbus and Boeing will use considerably more of these highly efficient new composite materials in future generations of their aircrafts. Through our subsidiary HITCO Carbon Composites, we will play an important part in that development.

CONSTRUCTION INDUSTRY



Civil Engineering

CARBON FIBER USAGE HAS ONLY JUST BEGUN IN INDUSTRIAL APPLICATIONS. AMONG THE MANY NEW FIELDS OF APPLICATION IS THE CONSTRUCTION INDUSTRY, WHICH PUTS GREAT EMPHASIS ON HIGH MECHANICAL STRENGTH AND WEATHER RESISTANCE OVER SEVERAL YEARS.

These properties can be achieved by using carbon fibers. They are especially useful for reinforcing and protecting damaged structural components.

Whether used in new construction or in restoration, our materials present a cost efficient way of prolonging the life of bridges or facades while preserving the original building substance. Silos, tanks, bridges, towers, roads, pipes, tunnels, and roofs can be reinforced in this way. Among the major benefits that our materials offer are positive physical properties such as high strength and stiffness, low weight, easy processing, tailored cutting, plus good adhesion to the matrix of the concrete.

Room Temperature Control

COMFORTABLE ROOMS ARE INDISPENSABLE TO ANY HOME OR OFFICE. ROOM TEMPERATURE CONTROL IS AN IMPORTANT FACTOR IN IMPROVING COMFORT. THE GOAL IS TO CREATE A FAVORABLE CLIMATE THAT SATISFIES PEOPLE'S NEEDS FOR PLEASANT TEMPERATURES THROUGHOUT THE YEAR WITHOUT CONSUMING LARGE AMOUNTS OF ENERGY.

The ECOPHIT® material, which SGL Group makes out of expanded graphite, provides ideal temperature distribution and can be incorporated into existing systems, markedly improving their efficiency. Moreover, ECOPHIT® permits the development of new and modern air conditioning systems that will distribute and store heat while protecting resources and the environment. ECOPHIT® can be applied either as a powder, a foil, or a lightweight panel and is thus suitable for use in any kind of cooling ceilings.

One example is the special high-performance cooling ceiling element that we developed in conjunction with Zehnder GmbH. Based on ECOPHIT®, "Zehnder Carboline" distributes heat quickly and evenly and the graphite used is also very light and non flammable. This innovative material of the SGL Group significantly sets the system apart from its competition.

We have executed a trend setting project in the Deutsche Bank Green Towers. The headquarters of Deutsche Bank in Frankfurt is undergoing a complete renovation, making it one of the most environmentally friendly office buildings in the world. To make an active contribution to protecting the climate, Deutsche Bank intends to cut the building's energy consumption as well as CO_2 emissions by at least 50%. SGL Group contributed to this goal with an activated concrete core in combination with a metal cooling ceiling. The heating and cooling ceilings ensure pleasant temperatures and save energy. Deutsche Bank has already received gold pre-certification for the entire project from the German Society for Sustainable Construction (DGNB), explaining that the complete renovation of the twin towers is an excellent example of sustainable and environmentally protective building that will exert a considerable influence on construction and real estate in the future.



BATTERY INDUSTRY

The current mega trends such as climate protection, increased energy efficiency, scarce resources, increasing mobility, as well as the digital age, have also left their mark on the battery industry. Lithium-ion batteries are the power source of choice for portable applications. This market will grow 10 to 15 percent by 2015. As a materials supplier to this industry, SGL Group intends to participate in that growth.

Lithium-ion batteries power mobile phones, PDAs, laptops and camcorders with energy. Their advantages are their light weight and they do not have a memory effect. Compared to other batteries, a lithium-ion battery of the same weight can store between two and three times as much energy. A major component of these batteries is the graphite anodes for which SGL Group provides the material.

New markets for this material will develop in the next few years, particularly as automobiles begin to be equipped with environmentally friendly electric engines. There will be a need for powerful but lightweight batteries and all forecasts are indicating that lithium-ion batteries will meet these requirements by 2015. SGL Group intends to position itself in this market as well, building on its experience and outstanding quality.

METALLURGICAL INDUSTRY

Cathodes for Primary Aluminum Production

The Business Area Performance Products manufactures cathodes for primary aluminum production. Here we have in particular continued the development of graphitized cathodes in the last ten years to prolong the lifetime of the cathodes and thus, of the electrolysis cell. This has led to a higher output per cathode and a reduction in the waste disposal of used electrolysis cell linings. Impregnated graphitized cathodes emerged from this product development, which is now used all over the world. In 2008, we were able to sell more impregnated graphitized cathodes than non-impregnated ones for the first time.

Based on this, we continue to develop cathodes that focus on energy efficiency while also providing longer service life.

By continuously developing next-generation products, we are achieving optimum solutions for the mounting challenges in the smelting process of our customers. Among those challenges is the useful life of a cell, increased productivity, as well as energy utilization. Our high degree of innovation has made SGL Group a preferred provider in this market in recent years, advancing us into a position as one of the most successful and fastest growing producers of cathodes in the world. Our success is in no small part due to our strategy of solving customers' problems through an adequate product portfolio and new products. Our customers in the aluminum industry are experiencing above-average growth. We recognized early on that existing cathode capacities would be insufficient to meet future needs and made timely investments in order to be able to continue to meet those needs so that we can grow with our customers.


SGL GROUP



Large Diameter Carbon Electrodes for Profitable Growth

A FEW YEARS AGO, THE MARKET FOR CARBON ELECTRODES WAS MARKED BY STRONG PRICE COMPETITION, OVERCAPACITY, AND GROWING COMPETITION FROM CHINA, PARTICULARLY IN THE AREA OF SMALL DIAMETERS.

Demand, essentially centered on the production of silicon metal for the aluminum industry, did not initially lead to any lasting improvement in earnings potential.

SGL Group, however, has a significant expertise in carbon electrodes which became the foundation of our strategy development: Mastering the production of large-diameter electrodes via extrusion press, virtual giants with a diameter of 1,400 mm and a length of more than three meters. Handling and precision-processing the up to ten-ton carbon electrodes poses a technical and logistical challenge. SGL Group is the sole supplier in this segment today with a new innovation in the market. We have been able to launch a newly developed electrode joint that gives our customers added value. Today we are focusing on this particular strength and have realigned the rest of our businesses around this core competence. A logical consequence of this was the reduction of some of our capacity in 2006.

At the same time, competitors have exited the market, with the result that we are now active in a very attractive market in which SGL Group occupies a strong position. In addition to our leading role in the segment of extra-large electrodes, there is another very positive trend for our business, namely, the requirements for high purity quality needed for the rapidly growing market for solar and electronic applications. Here again, our network and our access to selected raw materials help us to provide the quality and the product solutions our customers need.

The expected strong growth in silicon for the chemical industry, augmented by the increase in demand for aluminum, will lead to a strong surge in business in 2010 after a slower 2009. Accordingly, this will permanently become a successful part of our portfolio in the future. Targeting profitable growth, we will continue to adjust our production infrastructure to exploit the business potential.


CORPORATE
SOCIAL
RESPONSIBILITY



ENVIRONMENTAL CONSCIOUSNESS, SOCIALLY RESPONSIBLE ACTION AND COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY (CSR) ARE TRADITIONAL ELEMENTS OF SGL GROUP'S CORPORATE CULTURE AND OBJECTIVES. A COMPANY CAN ONLY BE ECONOMICALLY SUCCESSFUL IF IT IS ABLE TO ALIGN THE INTERESTS OF ITS CUSTOMERS AND SHAREHOLDERS WITH THE NEEDS OF ITS EMPLOYEES AND THE SOCIETY IN A SUSTAINABLE MANNER.

CSR, already a high priority for SGL Group, will become even more important in the future. It is not only a vital aspect of the internal values we have adopted, such as above average environmental standards, but increasingly also reflected in the strategic alignment of our portfolio.

Responsibility for Our Employees

NUMBER OF EMPLOYEES AFFECTED BY ECONOMIC CONDITIONS

In the reporting year 2009, the number of employees at SGL Group reflected the impacts of the global recession. After a record high of approximately 6,500 employees at year-end 2008, headcount declined by about 8% to 5,976 one year later, but was still substantially higher than it had been at year-end 2007 (5,862 employees). Adjusted for consolidation effects, all business units prudently adjusted their headcount to the economic conditions and only made staff cuts after exhausting all legal and collective bargaining possibilities and pursuing other cost reduction measures.

EMPLOYEES BY REGION


10% Asia
20% North America
70% Europe

Regionally, the European workforce once again made up the largest share at 70%. On a country level, Germany was the most important with more than half of the European employees. The proportion of employees in North America declined slightly to 20%, while the workforce in Asia rose to just under 10% (2008: 8.9%).

AGE STRUCTURE OF EMPLOYEES IN GERMANY


22% 30–40 years
10% under 30 years
4% above 60 years
28% 50–60 years
36% 40–50 years

The proportion of women in the workforce has been increasing steadily in the past few years and is relatively typical for our industry.

INVESTING IN THE FUTURE WITH EMPLOYEE TRAINING AND DEVELOPMENT

Despite the economic crisis, we exceeded the record level of apprenticeships from the prior year and hired 46 new trainees at our plants in Bonn, Griesheim, Meitingen, Lemwerder, Limburg, Rheine, and Willich. We currently have more than 150 apprentices aspiring to become process mechanics, machine and plant operators, lathe operators, industrial, mechatronic, and electronic technicians, industrial clerks, IT specialists, office communication specialists, logisticians, and warehouse managers at our various sites in Germany. Every competent apprentice who completes his or her training with SGL Group can look forward to attractive future career opportunities.

PARTNERSHIPS WITH EDUCATIONAL INSTITUTIONS GAIN IMPORTANCE

The promotion of innovation relating to carbon is a high priority for SGL Group. This is also reflected by developing qualified young academics early on. Accordingly, we have access to tight networks with leading domestic and international universities to encourage an intensive dialog between science, research, and industry. Since May 1, 2009, Prof. Klaus Drechsler, one of the leading international scientists in the field of carbon fiber-based composite materials, has been chairing SGL Group's endowed professorship for carbon composites at the Technical University of Munich. The professorship will work closely with the Munich-Augs-



SGL Carbonum

burg-Stuttgart competence network for carbon fiber composites that we initiated in southern Germany.

Since 2008, SGL Group has also been sponsoring an MBA program at Augsburg University. The newly created building has therefore been named "SGL Carbonum". With this involvement we want to raise early awareness of SGL Group and its products among the high performace and enthusiastic scientific talents. To establish a connection to SGL Group and our materials, we sponsored and produced an artwork made from composite materials for the Carbonum's foyer which was selected from an art competition.

We also promote educational facilities and measures around the world through a variety of scholarship programs, sponsorship prizes, and lecture series. In addition to European institutions we are focusing on several in the USA and a growing number in China and Malaysia, as these are important future markets for us.

By cultivating close contacts with schools and universities and offering trial apprenticeships and internships as well as supporting diploma, master, and doctoral theses, we are able to introduce interested teens and young adults to professional life, help them make the right career choices, and familiarize them with SGL Group before they finalize any decisions regarding their future careers. Together with an educational institute of the Bavarian Department of Industry and Commerce we organize a research camp for young women and a "Girls' Day", in order to raise young women's interest in careers in research and development that until now have mostly been male dominated.

CARBON MATERIALS SPONSORSHIP PRIZE WILL BE AWARDED FOR FIRST TIME IN 2011

For the calendar year 2011 we will also be awarding the "Utz-Hellmuth Felcht Award" for the first time, which is endowed with €20,000. The purpose of the prize is to recognize outstanding scientific achievements relating to the material carbon. We intend to assign this international award every other year.



Showroom at the SGL Group Forum

With the opening of the SGL Group Forum at our Meitingen facility in October, we created a meeting platform for scientific topics relating to carbon as a material. The 1,700-square-meter forum primarily serves as a communication center, demonstrating our technological competence, our broad product base, and above all, our capability for innovation.

SGL Group has established a work-life balance task force to actively develop family-friendly arrangements such as nurseries and after-school care centers, special working hour models and childcare solutions, and the introduction of home offices. These efforts are meant to make it easier for employees with families to work for SGL Group in the future. Our family-conscious personnel policy promotes loyalty among important employees and helps us develop sustainable knowledge capital while increasing employee motivation and productivity.

Accepting Responsibility for Protection Environment and Climate

Environmental protection as well as employee, product, and process safety are integral parts of the corporate culture at SGL Group. Successful and sustainable improvements in these areas are part of the Company's compliance policy and closely aligned to the chemical industry's "Responsible Care" policy (www.vci.de/Umwelt_Responsible_Care).

This clear and uniform approach makes it possible for all businesses, subsidiaries, and production facilities to work with each other towards achieving the corporate goals. Sustainable, environmentally conscious activities that prioritize the conservation of natural resources and efficient energy management are engrained in our environmental objectives. An example is our investment policy where international BAT (Best Available Technology) standards play an important role and with which we ensure that integrated environmental protection and natural resource conservation is seen as an entrepreneurial duty, targeted at fulfilling all local legal requirements.

The Group-wide management of EHSA (Environment, Health, Safety, Authorities) activities is accomplished through our Corporate EHSA Organization, which coordinates all activities and consolidates them in an Executive Management Committee headed by Theodore Breyer. The committee meets quarterly and is attended by representatives of all business units. Furthermore, all of our production facilities are linked to Corporate EHSA via regional EHSA managers in Europe, North America, and Asia.

- Targeted investments in environmental protection facilities at the Griesheim (Germany), Steeg (Austria), and Inverness (UK) sites
- Registration of REACH-relevant chemicals
- Integration of new production sites and their activities in our compliance policy
- Occupational health and safety programs



INVESTMENTS INTO FACILITIES WITH BAT TECHNOLOGY BY BUSINESS AREA

in €m		2009
PP	12.0	8.3
GMS	7.3	2.0
CFC	5.7	2.0
Corporate	0.6	–
Total	**25.6**	**12.3**

In the last three years, SGL Group has invested more than €25 million in BAT to ensure environmental protection at its facilities in Chedde (France), Griesheim (Germany), Inverness (UK), La Coruña (Spain), Steeg (Austria), Lachute (Canada), Ozark (USA), and Shanxi (China). The new graphite electrode and cathode plant currently under construction in Banting (Malaysia) which carries a high regional importance, will also be equipped with environmental technology on par with the latest European standards.

Within the context of sustainability, we are increasingly focusing on internal and external solutions for the continuous reduction of greenhouse gases. The unique properties of carbon make it especially suitable for applications which address the global trends today's society has to face: environmental conservation (in particular climate protection), accelerated industrialization resulting from the development of emerging markets, and the shortage of natural resources. We already generate about 60% of our revenues with applications that help reduce CO_2 emissions and conserve natural resources. Examples include scrap steel recycling using our graphite electrodes, the use of expanded graphite in insulation and cooling systems (for instance in the comprehensive renovation of the Deutsche Bank office towers in Frankfurt), graphite for lithium-ion batteries, and carbon fibers and composite materials for rotor blades in the wind industry.

We plan to continuously increase the proportion of applications for the conservation of the environment and resources in the coming years. At the same time, we are working on steadily reducing our own CO_2 emissions in our production processes.

REVENUE SHARE FROM CO_2-REDUCING APPLICATIONS


9% Lightweight
14% Alternative energies
77% Energy efficiency

In everyday life, we practice the principle of cooperation in environmental protection by involving local residents, municipalities, and authorities in our projects early on. In this context, we developed an information system in 2009 for environmentally relevant issues that will make it easier for us to respond quickly and effectively in the future.

REACH REGULATION SETS NEW STANDARDS

In November 2008 we pre-registered all substances relevant for REACH (Registration, Evaluation, Authorization, and Restriction of Chemicals) to ensure that we meet the new statutory regulations. With the support of the ECGA (European Carbon & Graphite Association), we are acting as elected lead registrant for synthetic and expanded graphite within a newly founded consortium. Through this association, we are actively cooperating with the relevant SIEFs (Substance Information Exchange Forums) and consortiums for acid-treated graphite and carbon products as well. Internally, SGL Group is also adapting its IT structures to the new REACH requirements in order to standardize volume tracking and safety data sheets for all products and production facilities worldwide.

PROCESS SAFETY REDUCES RISKS

The objective of our risk management system is to recognize potential process risks early on, evaluate them, and eliminate them with appropriate measures. Hazardous and Operability (HAZOP) studies represent an important element of this process. Even after years of smooth operation, these studies repeatedly analyze and evaluate the safety risks of facilities and equipment, and, with the help of new technologies, develop measures for avoiding risks. Regular audits, also involving our property / casualty insurance companies, support this process. The consistent implementation of all recommendations resulted in additional production facilities achieving Highly Protected Risk status in 2009. This means that already 17 of the most important SGL Group facilities are very well positioned from a technological and organizational perspective. In the near future, our other facilities will gradually also be brought on par with these safety standards. In addition, these measures have helped us reduce the number of production interruptions to a minimum and offer our customers the highest possible delivery reliability.

OCCUPATIONAL HEALTH AND SAFETY ARE OUR HIGHEST PRIORITY

The health and safety of our employees are our highest priority. We effectively prevent accidents by pursuing high occupational health and safety standards and ongoing improvements of safety precautions in the workplace.

As a consequence, the worldwide frequency rate of accident-related work absences has dropped from 2.38 to 1.40 since 2002 despite the rising number of facilities in regions such as Asia. Targeted initiatives and information events at the individual facilities have made it possible to quickly and effectively prevent critical developments.

FR (FREQUENCY RATE) OF ACCIDENT-RELATED WORK ABSENCES*


2009
1.40**
2008
1.23
2007
1.46
2006
1.35
2005
1.64
2004
1.83
2003
2.15
2002
2.38
0
0.5
1.0
1.5
2.0
2.5

* Number of accident-related work absences per 200,000 labor hours

** Figures for 2009 are based on data collected before December 2, 2009

These annually conducted security initiatives, which are also incorporated into the objectives of the local management, ensure the continuation of the successful safety system established in past years. All of our new facilities are integrated in our occupational health and safety system from the outset to guarantee that they meet our high standards. These are characterized by regular safety inspections at the facilities, systematic risk assessments of work processes and individual activities, as well as routine evaluations of standard operating procedures (SOP). As a consequence, we are able to ensure that our employees receive continuous safety consciousness training.

CODE OF BUSINESS CONDUCT AND ETHICS

The Group-wide "Code of Business Conduct and Ethics" defines the obligation for all employees and legal entities to comply with current laws and guidelines relating to ethical conduct. Our highest priorities in this context include the commitment to respect all individuals, independent of race, religion, gender, nationality, ethnicity, age, or disability. In addition, the code includes a summary of the most important behavioral principles relating to company safety, financial integrity, disclosure and communication, insider trading, antitrust and competition laws, anti-corruption, international trade, social responsibility, conduct with respect to authorities, the avoidance of insider conflicts, and other compliance relevant issues.

We promote a corporate culture in which issues of integrity can be openly addressed. In addition to these internal standards, we also advocate uniform compliance and corporate responsibility standards in our relations with customers and suppliers. These principles form an integral part of our Company's corporate governance guidelines.

Social Responsibility

Our bond with the regions where our facilities and offices are located means that SGL Group has a lasting commitment to education, innovation, sports, and culture in these areas.

EDUCATION, AN ESSENTIAL SOCIAL ASSET

Learning and education are indispensable prerequisites for the positive development of any society in an international context. Therefore SGL Group supports this social and economic concern with many activities.

As a multinational corporation, we have for instance been promoting the International School in Augsburg for many years, since it offers both German and international children ideal starting conditions in an increasingly globalized world. The school is designed for children of Germans and foreigners, including SGL Group employees, as well as children of expatriates. This is a necessary prerequisite for internationally operating companies to be able to use their employees' skills and abilities around the world. We are supporting high schools near our US facilities in Gardena and Valencia (USA) with similar objectives in mind. In Shanxi (China), we offer internships and other opportunities to students in order to raise their awareness of our potential as an important employer in their region.

Beyond corporate responsibility, SGL Group also considers itself a corporate citizen, and as such is an involved member of society in our respective locations. Unbureaucratic assistance is of special importance in economically challenging times, particularly when we are faced with natural disasters or health and social emergencies. In 2009, for example, SGL Group provided financial and non financial aid to earthquake victims near our facility in Narni (Italy) and to the victims of a snow catastrophe in southern China. The Company also supports a number of charities founded


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SGL GROUP
We are Searching for Talent
SGL GROUP
SGL GROUP

by employees in all of our locations, for instance with a fundraising campaign for the American Cancer Society in St. Marys (USA).

A wide variety of partnerships in the cultural sector represent another important aspect of sustainable corporate social responsibility for SGL Group. The sponsorship of a theater festival in Nowy Sacz (Poland) and the funding of an exhibition in Malaysia are only two examples. The SGL company band in Meitingen is not only promoted for its musical excellence, but also for its outstanding youth work projects.

We also participate in the promotion of local high performance sports since materials produced by SGL Group are frequently used for athletic equipments due to their unique properties. In early December, for example, we donated high-tech sports equipment made of carbon fiber composites to the Deutsches Museum in Munich, Germany. As one of the supporters of the traditional soccer club FC Augsburg, SGL Group's name is now closely associated with the success of the best soccer team in Germany's second league from the region surrounding our Meitingen facility. Additionally, we support regional sports associations in which our employees are active as volunteers or members.

Economic Responsibility

REGIONAL AND NATIONAL VALUE CREATION

SGL Group is aware of its economic responsibility for local communities as well as their employees and families. Every job at SGL Group creates additional jobs in the secondary and tertiary sector and as a consequence makes it possible for communities to fulfill their responsibilities by generating tax revenues. This is why in negotiations with works councils and unions, SGL Group has committed to safeguarding all existing German sites, by principally excluding enforced redundancies in exchange for longer working hours. We make use of short-time work to adjust employment to temporarily lower production levels resulting from the current financial and economic crisis. Particulary in 2009, the tool of short-time work proved to be an effective instrument to preserve jobs for qualified employees. SGL Group is also investing in research facilities, new products, and production facilities. This secures the economic foundation for employees and communities in the respective regions over the medium term.

"IN 2009 WE ALSO PARTICIPATED IN SPONSORING REGIONAL HIGH PERFORMANCE SPORTS."

The promotion of regional economies is an important concern for us. For instance, SGL Group is a member of an economic development association based in Augsburg that is targeted at improving conditions for doing business in the region. It is also a member of a seed capital fund that offers financial and corporate assistance to emerging young entrepreneurs with good product ideas as well as consulting services to guide start-ups in the process of setting up business. The Carbon Composites Association, founded on the initiative of SGL Group together with other companies, strengthens and promotes the region with joint innovations in the field of fiber composites.

Within the various trade associations for the metal, electrical engineering, and chemical industries, SGL Group actively lobbies for intercompany interests concerning our industry and attempts to influence association policies through active membership in related committees. The participation of SGL Group employees in cross-sector organizations such as the Chamber of Commerce and the Bavarian Business Association, as well as in honorary appointments to labor and social courts, also demonstrates that we take our social responsibility seriously and that we want to competently and convincingly participate in opinion building discussions affecting the region around our facility in Meitingen (Germany).

GROUP MANAGEMENT REPORT

65 Business and General Conditions

65 Organizational Structure and Business Activity

70 Management, Objectives and Strategy

74 Technology & Innovation

76 Business Overview

78 Financial Performance and Financial Position

78 Financial Performance

93 Financial Position

97 Assets, Equity and Liabilities

102 Employees

104 General Statement on the Current Financial Situation

105 Events After the Balance Sheet Date

105 Risk Report

110 Additional Disclosures Pursuant to Section 315 of the German Commercial Code (HGB)

110 Outlook

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions **65**
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

THE GLOBAL FINANCIAL AND ECONOMIC CRISIS LEFT ITS MARK ON THE OPERATIONS OF SGL GROUP WITH A SHARP DECLINE IN BOOKED ENTRIES AND SALES IN 2009. THE FOLLOWING GROUP MANAGEMENT REPORT PROVIDES DETAILED INFORMATION ON BUSINESS DEVELOPMENT IN 2009, THE ACTIONS THAT WE HAVE TAKEN TO OVERCOME THE CRISIS, AND OUR EXPECTATIONS FOR THE FUTURE.

Business and General Conditions

Organizational Structure and Business Activity

LEGAL GROUP STRUCTURE

SGL Carbon SE (the "Company"), headquartered in Wiesbaden, Germany, is quoted on the Frankfurt stock exchange and is a constituent of the MDAX index. SGL Carbon SE, the operative holding company, together with its subsidiaries form the SGL Group (a detailed overview of shareholdings of SGL Carbon SE can be found on pages 214 – 215). As of December 31, 2009, the consolidated SGL Group included 16 German (2008: 17) and 44 (2008: 43) foreign subsidiaries in addition to SGL Carbon SE. As a change from 2008, one German company was deconsolidated and one foreign company was consolidated for the first time. Eight joint ventures were accounted for using the equity method (2008: six joint ventures).

BUSINESS AREAS AND ORGANIZATIONAL STRUCTURE

The business activities of SGL Group focus on the development, production and sale of carbon products. As "The Carbon Company", SGL Group operates globally as one of the leading and most innovative competitors in the market and is consistently focused on creating added value for its customers. The Group's core competencies, developed over decades, include a broad understanding of raw materials, application, and engineering know-how and the command over high-temperature manufacturing processes. The technology and product portfolio comprises four types of carbon materials: coarse-grain graphite, fine-grain graphite, expanded natural graphite, carbon fibers and carbon fiber composites.


Organizational Structure
BASE MATERIALS
ADVANCED MATERIALS
PERFORMANCE PRODUCTS (PP)
GRAPHITE MATERIALS & SYSTEMS (GMS)
CARBON FIBERS & COMPOSITES (CFC)
• Graphite & Carbon Electrodes (GFE)
• Cathodes & Furnace Linings (CFL)
• Graphite Specialties (GS)
• Process Technology (PT)
• New Markets (NM)
• Carbon Fibers & Composite Materials (CF & CM)
• Composite Components (CC)
TECHNOLOGY AND INNOVATION (T & I)
SGL EXCELLENCE (SGL X)

As a manufacturer of carbon products, SGL Group supplies to a number of industries. Carbon is distinguished above all by excellent electrical and thermal conductivity, resistance to heat and corrosion, its self-lubricating qualities, and its light weight combined with strength. Due to carbon's unique material properties, the sales spectrum of SGL Group ranges from the more traditional industrial sectors (such as the steel, aluminum, automotive and chemical industries) to recent growth industries, such as solar, wind energy and the lithium-ion battery industry. Customers also include manufacturers from the nuclear energy as well as the aerospace and defense sectors.

At the beginning of 2010 we have further decentralized our organization with smaller and more flexible business units that are able to act closer to the market. These business units bear complete responsibility for their operating results. Accordingly, SGL Group is now divided into two Material Segments (previously Business Areas): Base Materials (BM) and Advanced Materials (AM). The three established Business Areas (previously Business Units) Performance Products (PP), Graphite Materials & Systems (GMS), and Carbon Fibers & Composites (CFC) continue to form our control and reporting segments. The allocation of resources will continue to be conducted at this level and approved by the Board of Management within the scope of the annual objective discussions. Day-to-day operations are now carried out by a total of seven globally operating Business Units (previously Business Lines).

The Business Area **Performance Products** (PP) remains unchanged in its structure. Performance Products (PP) supplies the aluminum and steel industries, as well as other metallurgical industries. The product portfolio covers carbon and graphite electrodes, cathodes and furnace linings.

The Business Area **Graphite Materials & Systems** (GMS) supplies numerous industries with its products. Coarse and fine-grain graphite and expanded natural graphite are used primarily in the chemical, automotive, semiconductor, lithium-ion battery and solar power industries. At the beginning of 2010 the former Business Line Expanded Graphite was merged into the Business Unit Graphite Specialties (previously Business Line Graphite Specialties). In addition, the Business Unit New Markets was created in which the growth businesses of GMS were combined.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions **65**
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

The Business Area **Carbon Fibers & Composites** (CFC) covers the entire value chain from carbon fiber to the finished component and supplies its products to manufacturers from the aerospace, wind energy and automotive industries. After transferring of the brake disc business (previously Business Line Brake Discs) to the newly formed joint venture with Brembo in 2009, CFC now consists of two Business Units: Carbon Fibers & Composite Materials (CF/CM) and Composite Components (CC). CF/CM includes products on the basis of carbon fibers, while CC includes components made of composite materials (e.g. HITCO, SGL Rotec, Benteler-SGL).

Although these changes in the Company's organization came into effect as of January 1, 2010 and have had no impact on reporting for 2009, the information presented in this report adheres to the new nomenclature as follows: Material Segments (formerly Business Areas), Business Areas (formerly Business Units) and Business Units (formerly Business Lines).

OUR SITES

SGL Group operates globally with a workforce of approximately 6,000 employees at the end of 2009 at 39 production sites, of which 20 are located in Europe, eleven in North America and eight in Asia as of the end of 2009. In combination with a service network in over 100 countries, the SGL Group can accommodate regional and industry-specific customer requirements and operate with flexibility. By building new sites, such as the carbon and graphite plant in Malaysia currently under construction, SGL Group consistently adapts to increasing globalization.

MANAGEMENT AND CONTROL

SGL Group's structures and management principles are set forth in our "guiding principles". The Board of Management establishes the Group's strategic direction. Fundamental business decisions of major importance are taken at only two management levels: the Board of Management and Business Unit management. Day-to-day operations are run by seven global Business Units: The Business Units obtain the necessary infrastructure and services from the respective legal entities and plants. In addition, corporate functions support the Board of Management and perform services for all Business Areas and companies.

In addition to the "guiding principles", SGL Group has also defined "common values". These common values determine our corporate culture and how we conduct business; they are reflected in the document Code of

Muir of Ord
Lathen
Lemwerder
Rheine
Willich
Bonn
Paderborn
Racibórz
Limburg
Griesheim
Nowy Sacz
Wiesbaden (Germany)
Head Office
Kelheim
Meitingen
Ried
Shakhty
Steeg
Chedde
Verdello
La Coruña
Grenoble
Stezzano
Narni
Madrid
Lachute
Kitchener
Evanston
Strongsville
St. Marys
Hickman
Sinking Spring
Valencia
Ozark
Morganton
Gardena
Arkadelphia
Charlotte (USA)
Headquarters North America
Yangquan
Kyung Ki-Do
Yamanashi
Ningbo
Shanghai
Narita
Pune
Banting

SGL Group Worldwide Sites

Production Sites
- Performance Products
- Graphite Material & Systems
- Carbon Fibres & Composites

Business Conduct and Ethics. Our Code of Business Conduct and Ethics underlines the obligation of SGL Group to comply with the law and sets standards for ethical and legal conduct. Every employee is aware of the Code and it can be reviewed on the intranet at any time. Taken together, the "guiding principles" and the "common values" mutually create and shape our management culture. It is based on leadership and management by objectives. The Board of Management, the Business Units and the centralized functions agree on targets for the Group, the business units and individual managers as part of the discussions on objectives based on an established system of parameters. Remuneration models and performance-related bonus programs for the Board of Management and all managerial levels are also derived from this process.

The members of the Board of Management of our Company receive a total remuneration that comprises both fixed and variable components. The fixed component consists of a monthly salary, additional benefits and pension commitments.

The Supervisory Board debates and decides on the structure of this remuneration system and also reviews the system at regular intervals. In August 2009, a new law on management board remuneration (VorstAG) was passed in Germany. The variable cash components of the Company's remuneration system were accordingly restructured to meet the new law's requirements relating to the sustainability of the remuneration.

The annual bonus plan was capped in favor of a multi-year component honoring the achievement of objectives over a three-year period. The share-based remuneration plans are continued (SAR plan / Matching Share Plan). The Supervisory Board regularly reviews the appropriateness of Board of Management remuneration. The appropriateness of remuneration is based on various criteria, including the responsibilities of the individual members of the Board of Management, their personal performance and the performance of the Board of Management as a whole as well as the economic climate, the Group's performance, and the future prospects for SGL Group. Please refer to Note 33 of the notes to the consolidated financial statements for further information on the Stock Option Plans and the remuneration received by individual members of the Board of Management.

The remuneration of the members of the Supervisory Board, which is determined by the Annual General Meeting, is governed by Section 12 of the Articles of Incorporation. Under these provisions, all members of the Supervisory Board receive a fixed base remuneration plus reimbursement of their out-of-pocket expenses. Each committee member also receives additional remuneration for attendance at a committee meeting. Further information on the remuneration received by the individual members of the Supervisory Board can also be found in Note 33 of the notes to the consolidated financial statements.

DEVELOPMENT IN WORLD STEEL PRODUCTION

Source: WSD, company estimates (in millions of tons)


1,000
800
600
400
200
0
Blast oxygen furnace
Electric arc furnace
1970
1975
1980
1985
1990
1995
2000
2005
2010

ALUMINIUM GLOBAL PRODUCTION SCENARIO

Source: IAI, King, company estimates, Hydro; Alcoa, CRU (in millions of tons)


70
60
50
40
30
20
2003
2005
2007
2009
2011e
2013e
2015e
2017e
2019e

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions **65**
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

PRODUCTS, SERVICES AND BUSINESS PROCESSES

The core product of the Business Area **Performance Products** consists of high-quality graphite electrodes utilized in electric arc furnaces in which scrap metal is recycled to produce steel. The share of electric arc furnace steel in global steel production is currently slightly above 30%. The proportion of total electric steel manufacturing costs accounted for by graphite electrodes is relatively low at 2–3%, but their performance has a significant effect on the profitability of steel manufacturing.

Products that are becoming increasingly important for this Business Area are high-quality cathodes used in the production of aluminum. Compared to electrodes, cathodes used in aluminum smelters have a much longer life up to approximately seven years, and are therefore considered capital goods. Experts anticipate that once the crisis has been overcome, aluminum demand will rise by approximately 5% p.a. in the medium term. For this reason, the SGL Group expects to see increasing demand for cathodes both for replacement and for new aluminum smelters in the medium term.

The Business Area **Graphite Materials & Systems** (GMS) comprises a broad range of customized products based on graphite. The Business Unit Graphite Specialties produces graphite components that are manufactured, purified, coated or finished in some other way according to customer specifications, while the Business Unit Process Technology produces above all graphite heat exchangers, columns, pumps and systems for the chemical and environmental industries. In the recently formed Business Unit New Markets the future growth drivers of GMS are combined in order to discover new sales channels and markets and to accelerate market penetration together with prospective partners.

The Business Area **Carbon Fibers & Composites** (CFC) continues to benefit from the substitution process for basic materials. Carbon fibers and carbon fiber composites have unique properties, such as their light weight and material stiffness, and are therefore increasingly replacing more traditional materials. CFC is benefiting above all from surging demand from the aerospace and the automotive industries as well as from the alternative energy industries such as wind energy (for more detailed information on the Business Areas, refer to "Performance of the Business Areas" on pages 86–92).

The **principal raw materials** in PP and GMS are petroleum coke, pitch and anthracite. The SGL Group purchases these raw materials primarily from suppliers with whom the Company has maintained business relationships over many years based on annual framework agreements. The main raw material for CFC is polyacrylonitrile (PAN) precursor.

SALES REVENUE BY CUSTOMER INDUSTRY 2009



2% Automotive / transport
3% Semiconductors
6% Aerospace / defense
8% Chemicals
15% Other metallurgy
26% Energy / industrial applications
40% Steel

SALES REVENUE BY CUSTOMER INDUSTRY 2008



5% Automotive / transport
2% Semiconductors
5% Aerospace / defense
8% Chemicals
17% Other metallurgy
18% Energy / industrial applications
45% Steel

The company secured its PAN precursor supply in 2009 through the continuation of our strategic alliance with a Japanese manufacturer, as well as a joint venture production with Lenzing AG. The Group provides for its **energy requirements** (natural gas and electricity) for the manufacturing processes, which are in some cases very energy-intensive, using both international and local energy suppliers.

KEY CUSTOMER MARKETS

SGL Group's major customer is the steel industry; accounting for 40% of Group sales in 2009 (2008: 45%). The increase in the areas of energy generation and industrial applications is due to the first-time consolidation of SGL Rotec – a manufacturer of rotor blades for the wind energy industry – for the entire year in 2009. The decline in automotive / transport is due to the deconsolidation of the Group's brake disc business into the joint venture with Brembo S.p.A. which is accounted for using the equity method.

SGL Group's global positioning is reflected in its regional sales distribution. In the previous year we generated 80% of Group sales outside of Germany.

SALES REVENUE BY DESTINATION


(in %)
2009
20
28
19
26
7
2008
16
31
21
20
12
Germany
Rest of Europe
North America
Asia
Rest of the world*
*Latin America, Africa, Australia

There was a decline in sales in every region in terms of absolut sales levels in 2009. We experienced the lowest decline in sales in Asia and – due to the fact that SGL Rotec sales were included for the first time for the full year – also in Germany.

In terms of sales origination, the Group's manufacturing emphasis remains on Germany (39%), the rest of Europe (41%) and North America (18%), while the share in Asia is still only 2%.

SALES REVENUE BY REGION

in €m	2009	2008	Change
Germany	241.7	257.7	-6.2%
Rest of Europe	348.4	499.9	-30.3%
North America	227.6	330.3	-31.1%
Asia	313.7	330.0	-4.9%
Rest of the world*	94.4	193.6	-51.2%
Total	**1,225.8**	**1,611.5**	**-23.9%**

* Latin America, Africa, Australia

SALES REVENUE BY GEOGRAPHICAL ORIGIN


(in %)
2009
39
41
18
2
2008
36
42
21
1
Germany
Rest of Europe
North America
Asia

Management, Objectives and Strategy

INTERNAL MANAGEMENT SYSTEM

SGL Group's management structures and management principles are based on the "guiding principles," which set out the responsibility levels for both strategic and day-to-day operations. The paramount goal is the sustained increase of the SGL Group's corporate value. SGL Group's internal management control system seeks to fulfill this goal. Regular meetings of appointed committees, a precise management information system, monthly planning and reports as well as directly related actual-to-budget comparisons with variance analyses are part of this system. Furthermore, management and appointed steering committees manage and monitor special investment projects, potential acquisitions and also defined tasks concerning personnel issues, safety, and environmental protection.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions **65**
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

FINANCIAL TARGETS

The major management indicators in reporting are the following key performance indicators:

- Return on sales (ROS) and
- Return on capital employed (ROCE); both on the basis of EBIT (earnings before interest and taxes),
- The ratio of net debt to EBITDA (earnings before interest, taxes, depreciation and amortization),
- Cash generation by Business Area and Unit (= EBITDA less investments and changes in working capital),
- Free cash flow (= cash inflows / outflows from operating activities and investing activities) and
- Gearing (ratio of net debt to shareholders' equity).

Key internal indicators for the anticipated development of operations in the business areas and units include, on the one hand, the actual or forecasted growth in important customer markets, and, on the other hand, incoming orders and corresponding capacity utilization in the Company. In the Performance Products Business Area, these indicators normally paint a reliable picture of anticipated developments for the current fiscal year due to traditionally longer delivery times. Since the onset of the financial crisis in the second half of the year 2008, customer order behavior has become noticeably more short-term than in previous years. In both the GMS and CFC Business Areas we can extrapolate only for a few businesses in terms of medium to long-term market and supply requirements indicators (such as specialty graphite for the semiconductor industry, process technology for the chemical industry and components for the aircraft industry). However, recognizable or measurable medium and long-term trends are becoming increasingly important indicators in the other business units as well. Carbon fibers and carbon fiber composite materials are replacing traditional materials at an increasing rate; for example, when it comes to components in the wind industry or the automotive and aviation industries.


Strategy
OUR BRAND
OUR CLAIM
OUR VISION
SGL GROUP
THE CARBON COMPANY
BROAD BASE.
BEST SOLUTIONS.
WE ARE THE LEADING CARBON COMPANY.
• Core Competencies
• Portfolio
• Global Presence
• Products
• Services
• Innovations
SGL EXCELLENCE

STRATEGY:

CORPORATE STRATEGY

SGL Group's strategy is derived from our vision:

"We are the leading Carbon Company."

Our vision is founded on our commitment to carbon as a material which comes in many different forms and applications, ranging from natural and synthetic graphite to carbon fibers and composites. As a global company that focuses on carbon-based materials and products, carbon also forms part of our company name:

SGL Group – The Carbon Company.

Our strategic goal is sustainable, profitable growth. Our dedication to leadership in everything we do plays a decisive role in the achievement of this goal. We offer the largest portfolio of carbon products worldwide and already today hold leading global market positions in most of our areas. But leadership means more to us. We want to attain a leading position in our core businesses leveraging state-of-the-art technologies, ideas, innovations, products, quality, and delivery service. Our vision is not only a message to our customers, but also a self commitment on the part of all employees of SGL Group to deliver top performance that is appropriately valued by the market.

The operational link between our strong brand, SGL Group – The Carbon Company, and our vision is our claim:

Broad Base. Best Solutions.

Our Broad Base is our strength and the value added we provide for our customers. It refers to our core competencies (high-temperature technology as well as materials, applications, and engineering know-how), our broad product portfolio, and our global presence with a worldwide distribution network and 39 production sites in Europe, North America, and Asia. For instance, we are the only European company that covers the entire value chain from carbon fibers to composite components. Our product portfolio is based on two segments. The first materials segment, Base Materials, is founded on high-volume products for basic industries with moderate volume growth, but above-average profitability and high cash flow. The second materials segment, Advanced Materials, includes developments, innovations, and products with high growth potential and prospects for increasing and sustained profitability, which, however, require consistently higher investments and R&D expenses than is the case for Base Materials. This dual structure offers a synergetic platform for sound and profitable growth.

BEST SOLUTIONS FOR OUR CUSTOMERS

On this foundation, we offer Best Solutions to our customers. This means that we want to contribute our own ideas, concepts and innovations to develop individual and tailored solutions together with our clients, establishing SGL Group as a benchmark for customer value.

Increasingly, Best Solutions also entail the development of solutions contributing to a continuous and sustainable reduction of greenhouse gases. The unique properties of carbon make it particularly suited for the implementation of global trends as our society moves towards lightweight, renewable energies, and higher energy efficiency.

We employ our SGL Excellence initiative, introduced back in 2002, as the driving force to operationally achieve Best Solutions. SGL Excellence aims to continuously improve performance by means of proven Six Sigma methods and a tight organizational structure. The experiences gained from SGL Excellence are not only used internally throughout the Group, but are also offered to our key customers to optimize our shared processes. SGL Excellence encompasses all areas of the Company worldwide and is divided into Operational Excellence (costs, processes, production quality), Commercial Excellence (service quality, commercial processes, customer and supplier relations), Innovation Excellence (ideas, projects, innovations), and People Excellence (the right people in the right place at the right time). These are the most important levers for the implementation of best solutions.

MASTERING THE GLOBAL CRISIS

The financial year 2009 was defined by the largest global financial and economic crisis in sixty years, and our company was also not immune to this development. We promptly adjusted our production and staffing levels to the changed order situation. In addition to sustainable cost reductions from our SGL Excellence initiative, we responded to the crisis with savings through short time work, personnel reduction and similar measures. In the year under review, this resulted in total savings of €64 million. Of these €23 million are sustainable, and €41 million are one-time savings in 2009.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions **65**
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

ACKNOWLEDGE CHALLENGES. ACT DELIBERATELY.

From today's perspective, it appears that the global economic situation will improve only slowly in the near term. Due to our broad product portfolio with varied demand cycles, we will therefore be facing additional consequences of the crisis in 2010. In addition, the world will not be the same after the current crisis. Competition will become more intense due to the increasing shift of industrial activities to Asia, temporary overcapacities, and rising protectionism. We are determined to implement our long-term strategy as a leading carbon company and will consistently carry out all of the necessary reforms.

This includes the decentralization of our organization introduced as of the beginning of 2010, with smaller and more flexible business units, the incrasing shift of responsibility for implementing our strategy towards the countries and regions, as well as a review of all core processes in our Company. We not only want to produce at lower costs and with higher efficiency, but also be able to act

		Medium- to Long-Term Targets	Strategic Priorities
Materials Segment	Base Materials		
Business Area	Performance Products (PP)	• Projected annual volume growth of 2–3% • Return on sales (based on EBIT) of min. 20% following transitional period 2009/2010	• Defending our leading competitive position • Commissioning of our fully integrated site for graphite electrodes and cathodes in Malaysia • Becoming a benchmark for customer value • Continuation of cost efficiency projects
Materials Segment	Advanced Materials		
Business Area	Graphite Materials & Systems (GMS)	• Annual sales growth of 6 to 8% • Return on sales (based on EBIT) of min. 10% following transitional period 2009/2010	• Strengthening our position as the globally leading producer of graphite materials and systems • Generating additional growth potential through innovations and material substitution
Business Area	Carbon Fibers & Composites (CFC)	• Annual sales growth exceeding 15% • Return on sales (based on EBIT) of min. 10% expected only in the mid-term due to high start-up and development costs	• Attaining a leading role, in particular in the areas of wind energy, automotive, and aviation • Expanding production and market share in Asia and Eastern Europe • Generating additional growth potential through innovation and material substitution

faster and more target-oriented in the markets. This will be supported by our anti-cyclical investments. The development of our CFC activities in particular, but also our plant investments in China, and the construction of our new graphite electrode and cathode site in Malaysia are likely to encounter a significantly more stable economy upon their completion.

MEDIUM- TO LONG-TERM TARGETS

We are convinced that the fundamental trends for our materials portfolio will remain intact over the long term and that the growth of the world economy will resume as of 2011. Under these circumstances, and on the basis of our own measures to continue to strategically strengthen the SGL Group, we confirm our medium- to long-term Business Area targets for the period after the crisis.

Technology & Innovation

The advantages of the central department for Research & Development, newly established under the name Technology & Innovation (T&I) in the year 2008, resulted in the first synergies across all of our project activities in 2009. The centralization in the new T&I Center in Meitingen has contributed to much more efficient decision-making processes.

In financial year 2009, SGL Group maintained its high level of spending for T&I research at a total of €35.1 million (2008: €36.2 million), despite the substantial decline in sales caused by the recession. The share of research expenditures in relation to Group sales consequently rose from 2.2% in 2008 to 2.9% in 2009. At the end of the year 2009, a total of 124 staff (117 located in Germany) were employed at T&I, an operation essential to the future of the Company.

FOCUS ON ENERGY EFFICIENCY AT CUSTOMER PREMISES

With the successful introduction of multiple-year road maps for all operations, the SGL Group ensures that its T&I projects focus on current requirements and take account of the market and continuous business development on both a medium- and long-term basis.

Our customers in the steel industry in particular took advantage of this crisis-related period of decline in production in order to optimize their processes and increase their energy efficiency. We work very closely with our customers with regard to these topics; however, focus is placed on the refinement of our own processes.

For example, through the deployment of computer-aided simulation models, T&I was able to optimize the graphitization process for graphite electrodes so that improved performance was achieved in the smelting process. Several newly developed cathode types are currently being tested in the production electrolysis cells of our key customers in the aluminum industry, likewise with the aim of improving energy efficiency.

The SGL Group continued to advance joint development work with its partners on the use of new resources last year, since in the long-term raw material substitution will play an important role for securing our business and processes in the future. Furthermore, new concepts were developed for energy-saving process control for our high temperature materials and were introduced into the manufacturing processes.

Our product of micro-porous blast furnace bricks used as lining material was further improved and will benefit our customers with longer periods of operation of the respective plants.

Also for use in furnace construction an alternative rigid felt board was developed and successfully introduced on the market by GMS. Significantly improved quality features were achieved with the final product via a different production route.

A plastic-doped graphite foil with greater stiffness was developed for energy storage via the redox flow method; the first tests are underway at customer premises.

With its development projects geared towards the strategic goals of SGL Group, T&I places its focus on the mega trends of material substitution, emissions reduction, the development of alternative energy sources as well as more efficient energy storage and conversion.

ALTERNATIVE POWER SOURCES AS FUTURE MARKETS

One of the most important future markets for the SGL Group is automotive manufacturing with its requirements for lightweight construction and the development of alternative power sources. The SGL Group develops and optimizes carbon and graphite powders for use in lithium-ion batteries for hybrid and pure electric vehicles. Here we can rely on many years of know-how in processes

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions **65**
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

and materials which we have obtained as suppliers for key customers in the electronics industry.

Through many years of cooperation with partners from research and the user industry, we also have a broad industrial and scientific network which we use in order to advance the development of super-capacitors in Germany.

A further important expansion market for SGL Group is the aerospace industry. Within the scope of the publicly funded project "Air Carbon" the SGL Group is working on the development of a carbon fiber specifically for European aviation. An important milestone in this project was achieved with the opening of the carbon fiber laboratory plant at the Institute for Textile Chemistry and Chemical Fibers (ITCF) in Denkendorf, Germany. Since November 2009 modified polymers have been investigated and further developed here as the starting material of carbon fibers on a laboratory scale.

We continued to develop our expertise and expanded our product portfolio in the area of non-crimped fabrics. A plant concept for the development of prepregs was prepared and is to be implemented in 2010. Moreover, new resin systems were developed that provide the basis for new product applications. Fiber composite components as hybrid material or as pure Carbon Fiber Reinforced Plastics (CFRP) material for automotive manufacturing were also further developed.

IMPORTANT PROGRESS WITH MATERIAL START-UPS

The focus of the start-up Ceramic Composites is on the development and commercialization of fiber-reinforced ceramics for various friction and industrial applications as well as for protective ballistic systems. In cooperation with industrial partners in Europe and America, we proved that protective ballistic systems equipped with the mater-ial developed by us offer better protection from serious threats than systems equipped with conventional ceramic materials. Furthermore, development of new ceramic clutch systems began in the area of Ceramic Composites with which conventional friction linings are replaced. Our goal is to develop clutches with even better performance and a longer life span.

In the area of fuel cell components we maintain our leading technological position with the gas diffusion layer, a carbon fiber-based, finished paper. Here we are well-positioned in order to participate in the expected growth of the market.

DEVELOPMENT OF ALLIANCES AND NETWORKS

For the SGL Group, alliances with partners from science and industry are a strategic lever to achieve its innovation and growth goals. The SGL Group plays a leading role in the creation and further development of application-oriented clusters and groups in industry and research, and in particular of the industry association Carbon Composites Southern Region. This association for materials research and applications, development of which has been primarily driven forward by SGL Group since 2007, is intended to integrate companies throughout the lightweight construction industry in southern Germany. Together with the partners of the registered association Carbon Composites e.V. (CCeV), the Company succeeded in getting this topic to the regional policy level in 2009. A platform for sharing experience between leading representatives of science and business was established with "Innovation Panel – Future Forum of SGL Group," which meets quarterly in the T&I Center.

Last year we also continued to intensify our networking with leading universities and research establishments. A series of lectures entitled Carbon – Material of the Future, which already received a huge response last year at all national universities of importance to our technologies and markets, was extended. T&I also supported the promotion of several projects from a new generation of scientists, provided support for the CCeV trainee program, the camp for female engineers, and promoted talented scientists through awards. A virtual network of expertise from the various universities and institutes has been established with implementation of the SGL Science Database, a Web-based database for identification and use of external knowledge. The endowed professorship for carbon composites promoted by SGL Group at the Technical University of Munich commenced with teaching in the winter semester 2009/2010.

Our global patent strategy is the backbone for securing our position in terms of the market and technology both now and in the future. In 2009 we were granted a total of 51 mostly international patents, while access to further fundamental patents has been secured through cooperation agreements.

Our Six Sigma initiative SGL Excellence is a firm part of our development. The Green Belt training rate within T&I is above 90%. In order to ensure a supply of new ideas and projects for the future, we started several open innovation projects in 2009 and applied the lead user method for the first time within the scope of a joint project with the Technical University of Munich.

DESPITE DIFFICULT FRAMEWORK CONDITIONS T&I SPENDING AT HIGH LEVEL IN 2010

The SGL Group remains committed to further development of the infrastructure required for the development of technology even under the currently difficult economic circumstances. In 2010 both the carbon fiber pilot plant and the prepreg plant will be set up. Construction of a new laboratory building will commence in 2010, thus completing the T&I infrastructure measures at the Company's Meitingen location.

T&I SPENDING

	T&I Spending in €m	in % of Sales Revenue
2009	35.1	2.9
2008	36.2	2.2
2007	30.3	2.2
2006	25.5	2.1
2005	18.0	1.7

Business Overview

The global recession has greatly impacted business at the SGL Group. There was a sharp decline in incoming orders and sales in 2009. Group earnings before taxes was negative for the first time since 2003 following the record result of the previous year. The net loss for the year is exclusively due to an impairment loss of €74 million in the Business Area CFC.

OVERALL ECONOMIC CONDITIONS

In 2009 the global economy was confronted with the most severe recession since World War II. After the massive slump in late 2008 and early 2009, governments around the world responded to the global economic and financial crisis with far-reaching corrective measures. Monetary policy was greatly eased, a fact which was underscored by a drastic reduction in central bank interest rates close to zero. Massive fiscal stimulus programs were designed to counteract the rapid economic collapse. The first signs of the anticipated recovery began to emerge with a time delay in the summer months. Finally, at the end of September, the International Monetary Fund (IMF) declared that the recession was coming to an end. Nevertheless, the upswing in many countries is still sluggish because private and public households as well as businesses still face a consolidation of their finances and debt reduction. In light of the only hesitant recovery and the substantial free capacities, inflation will continue to decline far into the year 2010, according to the Organization for Economic Co-operation and Development (OECD).

The global economy contracted overall by 3.5% in terms of global economic output (real gross domestic product, GDP) compared to the previous year, according to the OECD. Several economies – in particular the only moderately affected newly industrialized countries – were able to make gains again in the final months of 2009. Major industrial nations also developed better than assumed at the beginning of the year 2009. On balance, 2009 was nevertheless a very weak year for the traditional economies. In the United States, the economy shrank by 2.5% for the year as a whole. In contrast, the economy of the eurozone declined by 4.0% and so it appears that the USA has suffered less from the crisis. Although the German economy was able to make gains starting in the third quarter, it ended the year as a whole with a decline of 4.9%. China was less affected by the financial crisis and owing to a massive economic stimulus program continued to grow even during the global crisis. China's gross domestic product rose by 8.3%.

International energy and raw materials markets were also unable to escape these generally negative developments. The price for oil over the course of the year was between approximately $40 and $80 per barrel (Brent) and clearly below the record values of 2008. At the end of the year the oil price was approximately $79/Brent. Most metals prices were up during the year, in part significantly, also due to the weakness of the dollar and sterling. The global inflation rate for 2009 was approximately 0.5%.

Consumer prices remained relatively stable over the course of the year under review. Contrary to what some experts expected, the rate of inflation was just above zero. The dollar weakened for the year as a whole in relation to the euro. At the end of the year the rate of exchange was $1.44 per euro.

INDUSTRY-SPECIFIC CONDITIONS

World trade was also severely impacted by the global financial and economic crisis and showed the sharpest decline since World War II. In the first half of 2009 the worldwide trading volume decreased by approximately 20.0%. However, a recovery has been seen since the middle of the year. The renewed upswing is accounted for in particular by the newly industrialized and developing countries. Nonetheless, world trade shrank by approximately 12.3% for the year as a whole. The end of inventory reduction resulted in a rebound in production as of the middle of the fiscal year.

Our **Business Area Performance Products (PP)**, which primarily supplies the steel and aluminum industry, was able to profit from this development. The demand for steel had likewise undergone a severe decline in 2009 due to the general crisis. Despite the parallel impact of inventory reductions the decrease in steel consumption in 2009, at 8.0%, was not as severe as initially anticipated. The reason for this lies in particular in China and its strong increase in production, where a comprehensive infrastructure program took effect. China contributed to the overall global steel production of 1.22 billion tons (2008: 1.33 billion tons) with a total of 567.8 million tons or 47.0%. As the second largest steel producer, Japan manufactured 87.5 million tons (Germany: 32.7 million tons; USA: 58.1 million tons). In North America, the European Union and Germany, production fell by a respective 36.4, 29.7 and 28.7% year-on-year.

Another important industry for PP is the aluminum industry. The aluminum industry benefits in particular from the increasing industrialization of Asia and the substitution of traditional materials by aluminum. As a result this industry suffered much less from the general weakness of the economy in 2009 and declined by only 8.8% according to the International Aluminium Institute (IAI). The quantity of primary aluminum produced for the year as a whole was approximately 36 million tons (2008: approximately 39 million tons).

The framework conditions for the **Business Areas Graphite Materials & Systems** and **Carbon Fibers & Composites** were varied due to the number and variety of their customer industries in fiscal 2009. Thus the aviation market, according to the International Air Transport Association (IATA), was hit hard by the crisis – not only the mature markets in Europe and North America, but also the growth markets in Asia's emerging economies. Although a slight recovery was seen here at mid-2009, it will not become sustainable until 2010. In addition, the industry is burdened on the supply side in the civilian aviation segment with numerous project delays and order cancellations. The chemical industry was hit particularly hard by the economic crisis. According to Cefic – the European Chemical Industry Council – the drop in production in 2009 amounted to a total of 12.0% and was thus greater than initially expected over the course of the year.

The economies in most countries appear now to have bottomed out. Over the course of the year 2009, numerous plants had been shut down and / or closed temporarily and maintenance and replacement investments were often carried out. These development offered opportunities for the extensive product portfolio of the SGL Group. Further potential lies in new applications for the SGL Group's products. This includes, for example, the alternative energies sector. Nonetheless, this sector was also hit by the crisis and after years of strong expansion the wind industry only managed to show slight growth in 2009. In the solar industry the decline in demand for large-scale projects due to the market downturn amounted to as much as 20%. Apart from the general factors this downturn was also due to a change in the basic fiscal policy conditions in Spain, the largest market for photovoltaics. The semiconductor industry and the demand for lithium-ion batteries are showing the first signs of a recovery after a weak year 2009.

DEVELOPMENT OF THE SHARE PRICE

A description of the development of our share price, as well as performance indicators and additional information concerning the share price, can be found in the chapter on SGL Carbon SE shares in this annual report.

Financial Performance and Financial Position

CRISIS IMPACTS ON BUSINESS PERFORMANCE

- Sales revenue drops 24% year-on-year (currency-adjusted: 25%) to €1,226 million (2008: €1,611 million) due to recession
- Operating profit (EBIT) before impairment losses decreases to €110 million (2008: €306 million)
- Impairment losses of €74 million recognized on intangible assets and property, plant and equipment due to delay in expected growth of carbon fibers and composite materials
- Equity ratio declines slightly to 39,9% (December 31, 2008: 42.9%)
- Net debt of €368 million (December 31, 2008: €333 million) results in a gearing of 0.49 (December 31, 2008: 0.44)
- Capital expenditure on property, plant and equipment and intangible assets remains at high level of €154 million (2008: €239.5 million)

Financial Performance – Significant Decline in Profit as a Result of Shrinking Global Demand

EBIT BEFORE IMPAIRMENT LOSSES

in €m	2009	2008	Change
PP	151.3	296.0	-48.9%
GMS	28.0	57.6	-51.4%
CFC*	-22.9	8.9	–
Central T&I costs	-12.0	-16.7	28.1%
Brake Discs	-8.7	-4.3	-102.3%
Corporate Costs	-25.3	-35.6	28.9%
SGL Group	110.4	305.9	-63.9%

* before impairment losses of € 74,0 million

Profit from operations (EBIT) before impairment losses decreased to €110.4 million year-on-year. This represented a decline of 64%, which exceeded the decline in sales revenue of 24%. The earnings decrease was most noticeable in our Business Area CFC, where a loss of €22.9 million was reported in 2009 versus a profit of €8.9 million in 2008. This development was primarily attributable to temporary overcapacities in the carbon fiber market, which led to an underutilization of production capacities as well as to price reductions in the market due to increased competition. In the Business Areas PP and GMS, sales revenues declined, primarily due to lower volumes. In the Business Area GMS, the effect of lower sales volumes was exacerbated by the necessity of reducing our own inventories. As in the previous year, we were faced with another increase in primary costs in 2009, especially for our areas of raw materials and energy. Although we took measures to compensate for the cost increase, such as temporarily shutting down production facilities in combination with personnel adjustments and short-time work, these had only a limited effect on the earnings decline in 2009. Continuation of our cost reduction program under the Six Sigma-based SGL Excellence initiative led to sustainable savings of €22.6 million in the year under review. Further measures (particularly short-time work and personnel adjustments) resulted in additional, though only one-time savings totaling €41.2 million in the reporting year.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

KEY INDICATORS

in €m		2009	2008	Change
Sales revenue		1,225.8	1,611.5	-23.9%
Gross profit		336.9	540.2	-37.6%
Earnings before depreciation and amortization (EBITDA)		170.7	360.3	-52.6%
Operating profit (EBIT)*		110.4	305.9	-63.9%
Return on sales*	1	9.0%	19.0%	–
Return on capital employed (ROCE)*	2	8.3%	25.6%	–
Impairment losses		-74.0	–	–
Operating profit (EBIT)		36.4	305.9	-88.1%
Loss / income from investments accounted for using the equity method		-9.9	0.4	–
Net financing costs		-44.1	-47.5	7.2%
Loss / profit before tax		-17.6	258.8	–
Income taxes		-42.7	-68.3	37.5%
Net loss / profit		-60.3	190.5	–
Basic earnings per share (in €)		-0.93	2.95	–

in €m		Dec. 31, 2009	Dec. 31, 2008	Change
Total assets		1,880.5	1,779.3	5.7%
Shareholders' equity		750.5	763.4	-1.7%
Net debt		367.9	332.6	10.6%
Gearing	3	0.49	0.44	–
Equity ratio	4	39.9%	42.9%	–

* Before impairment losses
[1] EBIT to sales
[2] EBIT to capital employed
[3] Ratio of net debt to shareholders' equity
[4] Ratio of shareholders' equity to total assets

Central project costs for Technology & Innovation were reduced by 28% to €12.0 million in the year under review (2008: €16.7 million). We also made significant reductions in the central costs of the holding company and the various corporate functions in 2009, with cost cuts of 29% year-on-year to €25.3 million (2008: €35.6 million).

In May 2009, we transferred our Brake Discs activities to a joint venture with Brembo. These activities were previously included in the consolidated financial statements of SGL Group and the associated losses amounted to €8.7 million in 2009 versus losses of €4.3 million in 2008.

HIGH IMPAIRMENT LOSSES IN THE YEAR UNDER REVIEW

Due to the unexpected, significant decrease in expectations for Carbon Fibers & Composite Materials compared to year-end 2008, we recognized a non-cash impairment loss on intangible assets and property, plant and equipment in 2009 totaling €74.0 million. The impairment loss was calculated by comparing the relevant book values with the discounted future cash flows, and is reported separately in the consolidated income statements. For more details on the required calculation procedures under IFRS, please see Note 8 of the notes to the consolidated financial statements.

We also reduced deferred tax assets based on lowered forecasts. As a result we recorded a valuation allowance on deferred tax assets in an amount of €48.4 million. The impairment charge recognized at Carbon Fibers & Composite Materials totaled €22.4 million.

SALES REVENUE DECLINES 24% ON THE PREVIOUS YEAR

The impact of the global financial and economic crisis was greater than anticipated in 2009, leading to a decline in sales revenue of 24% on the prior year (currency-adjusted: 25%). The growth path of SGL Group was thus interrupted in 2009. Nonetheless, SGL Group was able to hold its ground in 2009 in an extremely difficult market environment. Volumes were 33% lower, while price and structural effects (especially the first full year of consolidation of SGL Rotec) had a positive impact of 8%. Currency translation gains increased Group sales revenue by 1%.

The Business Area Performance Products (PP) experienced the highest year-on-year sales decline with a decrease of 34% (currency-adjusted: 34%). Particularly in the first half of the year, this was attributable to sustained efforts on the part of steel producers to reduce inventories, which were exacerbated by dramatic production cuts. The first signs of a recovery in demand for our graphite electrodes were visible in the third quarter and became increasingly stronger toward the end of the year. The decline in demand for cathodes for the aluminum industry was considerably more moderate, due in particular to the high order backlog from the previous year.

Sales revenue in the Business Area Graphite Materials & Systems (GMS) fell by 12% (currency-adjusted: minus 14%). This considerably more moderate decrease in sales revenue compared to PP was especially attributable to continuing high invoicing levels for the first half of 2009.

SALES REVENUE 2004 TO 2009


(in €m)
1,226
2009
1,611
2008
1,373
2007
1,191
2006
1,069
2005
944
2004

SALES REVENUE BY BUSINESS AREA


(in €m)
641.6
364.5
208.0 11.7
2009
1,225.8
2008
1,611.5
965.6
411.9
192.6 41.4
PP
GMS
CFC
Other*
* incl. Brake Discs

Mid-2009 the global financial and economic crisis also reached the late-cyclical Business Area GMS, leading to partially drastic decreases in demand and sales revenue.

The Business Area Carbon Fibers & Composites (CFC) was the only Business Area to record higher sales revenue with an increase of 8% (currency-adjusted: 7%). However, the rise was solely due to the inclusion of SGL Rotec GmbH & Co. KG in the consolidated financial statements for the entire year, as opposed to only three months in 2008. Adjusted for this factor, CFC also saw a decline in sales revenue relating to volumes and prices.

Compared with the previous year, there has been a slight shift in the proportion of sales revenues of the Business Areas due to the growth in sales revenue in CFC and the sharp decline in sales revenue in PP.

SHARE OF SALES REVENUE BY BUSINESS AREA 2009


30% GMS
18% CFC
52% PP

SHARE OF SALES REVENUE BY BUSINESS AREA 2008


26% GMS
14% CFC
60% PP

Order Situation

Following some drastic declines in economic output in North America, Europe and Japan, the IMF now expects 2010 to take a positive turn. Driven by China, growth in the Asian countries will begin increasing again. In addition to these general economic influences, order patterns in our customer industries are also affected by a number of other factors such as inventory levels, government economic incentives, substitution processes (especially on the materials side), etc. These impact our businesses to varying degrees.

Overall, we registered the sharpest drop in new orders at the end of 2008, mostly due to the situation in the Business Area Performance Products. Since reaching this low point the situation stabilized at a low level starting in mid-2009, as we have succeeded in steadily increasing new orders.

In the Business Area Performance Products, the sharp slowdown in steel production and associated inventory reduction continued to have a negative impact on order levels for graphite electrodes. The economic slump has led to a drop in incoming orders compared to previous years. In general, however, the worst appears to be over: both incoming orders and the order level have made significant gains compared to the first half of 2009. However, it should be noted that customer order patterns are showing a much more short-term tendency than prior to the crisis. With respect to cathodes for the aluminum industry, most of our supply contracts run for several years. Nonetheless, some scheduled projects are still being postponed. The year 2010 will be characterized by so-called replacement business with regard to existing aluminum smelters. New projects will not return to have a significant contribution to unit sales until 2011. Accordingly, capacities in PP will again not be fully utilized in 2010.

In the Business Area Graphite Materials & Systems, we benefited from relatively late cyclical factors affecting our customers' businesses and the long production process for our products until well into 2009. We were still showing record-level incoming orders in the fourth quarter of 2008. However, the high order backlog level diminished steadily over the course of 2009. Certain areas, such as the lithium-ion battery business, were able to evade this trend, but not to stop or even reverse it. When looking at 2010 as a whole, we expect the trend to reverse over the course of the year and our capacity utilization to increase gradually in the second half of the year, particularly in light of the long production processes.

The situation in the Business Area Carbon Fibers & Composites continued to vary depending on the specific business unit. While demand for Composite Components – for example components for the civilian and military aviation industry and rotor blades for the wind energy sector – has not yet evidenced a significant, cyclical drop, customer orders remain at a very low level in the third-party Carbon Fibers & Composite Materials (fabrics, prepregs) business. The year-end order level 2009 was approximately the same as the very low level registered at the end of 2008.

INCOME STATEMENT

Profit from operations (EBIT) before impairment losses decreased by 64% to €110.4 million (2008: €305.9 million). Including the impairment loss of €74 million results in an operating profit of €36.4 million. Losses from companies accounted for at-equity amounted to €9.9 million in 2009 (2008: profit of €0.4 million). Net financing costs improved by €3.4 million to €44.1 million (2008: €47.5 million).

This resulted in a pre-tax loss for the first time since fiscal 2003 of €17.6 million (2008: profit of €258.8 million); however, this was attributable to the non-cash impairment loss of €74.0 million. The tax expense of €42.7 million in 2009 (2008: €68.3 million) includes further valuation allowances on deferred tax assets. Consolidated net profit / loss as well as net profit / loss for the period attributable to shareholders of the parent company both deteriorated considerably compared with the excellent results achieved in 2008. Earnings per share fell from €2.95 per share in 2008 to € -0.93 per share in 2009.

The use of certain accounting and valuation options did not have any material impact on the presentation of the financial performance of the Group compared with the previous year.

INCOME STATEMENT

in €m	2009	2008	Change
Sales revenue	1,225.8	1,611.5	-23.9%
Gross profit	336.9	540.2	-37.6%
Operating profit (EBIT) before impairment losses	110.4	305.9	-63.9%
Impairment losses	-74.0	–	–
Operating profit (EBIT)	36.4	305.9	-88.1%
Loss / income from investments accounted for using the equity method	-9.9	0.4	–
Net financing costs	-44.1	-47.5	7.2%
Loss / profit before tax	-17.6	258.8	–
Income taxes	-42.7	-68.3	37.5%
Net loss / profit	-60.3	190.5	–
Basic earnings per share (in €)	-0.93	2.95	–

KEY DEVELOPMENTS IN THE INCOME STATEMENT

COST OF SALES – IMPACTED BY CONTINUED INCREASE IN RAW MATERIAL AND ENERGY PRICES AND UNABSORBED FIXED COSTS

Although cost of sales was reduced by 17.0%, this did not match the decline in sales revenue of 24%. Similar to 2009, one of the main reasons for this was the increase in raw material and energy prices. The cost increase amounted to approximately 20–25% year-on-year.

We succeeded in reducing personnel expenses by a total of approximately 9.0% in 2009 compared with the prior year. To do so, we took advantage of all possible tools at our disposal in 2009, including implementing short-time work in Germany and similar measures in other countries, decreasing the number of temporary employees, increasing the insourcing of services previously outsourced and, finally, carrying out restructuring measures at various locations, which led to a decrease in our core staff. In the period between April 2009 and the end of the year, an average of approximately 850 employees were on short-time work in Germany or under similar measures in other countries. At the end of 2009, 640 employees were still on short-time work. We were forced to terminate more than 150 temporary employment contracts in 2009 due to the poor order situation. We also transferred previously outsourced services from approximately 260 external employees to our own employees as part of insourcing projects. Restructuring programs were carried out with a focus on those CFC sites that were the most seriously affected by the slump in demand; this resulted in 145 job cuts. We also had to cut a total of 181 jobs in PP and GMS.

Due to investment projects that have already been completed, depreciation on property, plant and equipment increased by another €5.9 million or 11% over the previous year to €60.3 million in the year under review (2008: €54.4 million). These fixed costs had to be distributed over a lower sales volume in 2009, which affected the profitability of our businesses.

HIGH COST SAVINGS ACHIEVED IN 2009

We generated significant cost savings again in 2009 thanks to our SGL Excellence initiative, which has been in force since 2002. Our continued efforts to optimize processes and locations resulted in a total of €22.6 million in sustainable cost savings. Additional one-time measures that focused on the personnel measures described, but also included strict spending discipline, led to further savings totaling €41.2 million in the year under review. All in all, we were able to lower our cost base by €63.8 million in 2009 compared with the previous year. The majority of the savings related to cost of sales, though the functional costs described below were also reduced.

CHANGE IN KEY INCOME STATEMENT ITEMS

in €m	2009	2008	Change
Sales revenue	1,225.8	1,611.5	-23.9%
Cost of sales	-888.9	-1,071.3	17.0%
Gross profit	336.9	540.2	-37.6%
Selling expenses	-115.2	-162.4	29.1%
Research and development costs	-35.1	-36.2	3.0%
General and administrative expenses	-64.2	-67.5	4.9%
Other operating expenses / income	-12.0	31.8	–
Operating profit before impairment losses	110.4	305.9	-63.9%
Impairment losses	-74.0	–	–
Operating profit	36.4	305.9	-88.1%

SELLING EXPENSES – DISPROPORTIONATELY HIGH DECREASE

Selling expenses fell by 29.1% or €47.2 million to €115.2 million in 2009 (2008: €162.4 million). The decrease in selling expenses was greater than the decrease in sales revenue. In addition to cost reductions based on lower volumes, we were also able to reduce freight costs per ton compared with the prior year.

RESEARCH EXPENSES – STILL AT HIGH LEVEL DESPITE DOWNTURN

Ongoing expansion of activities related to our innovation initiatives for the development of new products, applications and processes was reflected in a sustained high level of research and development expenses of €35.1 million (2008: €36.2 million).

GENERAL AND ADMINISTRATIVE EXPENSES – LOWERED BY MORE THAN €3 MILLION

We reduced general and administrative expenses by €3.3 million, or 4.9%, over the previous year with a decrease in costs from €67.5 million in 2008 to €64.2 million in 2009. The cost reductions were generated mainly in the United States, Scotland, Italy and Spain.

OTHER OPERATING INCOME AND EXPENSES – CURRENCY LOSSES LEAD TO NET EXPENSE

The balance of other operating income and other operating expense in 2009 showed an expense of €12.0 million (2008: income of €31.8 million). The net of currency losses and gains resulted in a loss of €16.0 million in the year under review versus a gain of €15.5 million in 2008. The loss in 2009 is mainly the result of the realisation of the hedging position of our sales in Polish Zloty and corresponds with a benefit in the same amount reflected in the gross margin. In addition, proceeds from the sale of property, plant and equipment decreased by €4.1 million year-on-year, income from insurance proceeds fell by €2.9 million, and expenses for restructuring increased by €4.6 million in 2009 compared to previous year.

LOSS / INCOME FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

In the year under review, the loss from equity-accounted investments amounted to €9.9 million versus income from equity-accounted investments of €0.4 million in 2008. Our joint venture in Shanghai, SGL Tokai Carbon Ltd., was required to recognize write downs on its inventories at the end of the year due to the price decline in China. The portion of the loss attributable to SGL Group for the difficult year of 2009 amounted to an expense of €2.5 million versus income of €1.4 million in 2008. The joint venture formed as of June 1, 2009 with Brembo S.p.A. in Italy for the joint production and development of carbon ceramic brake discs suffered during the rest of the year from the sales slump in the automotive industry. The portion of the loss attributable to SGL Group for the period from June 1, 2009 until

LOSS / INCOME FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

in €m	2009	2008
SGL Tokai Carbon Ltd., China	-2.5	1.4
Brembo SGL Carbon Ceramic Brakes S.p.A., Italy	-3.4	–
Benteler SGL GmbH & Co. KG, Germany	-2.2	-0.8
Other	-1.8	-0.2
Loss / income from investments accounted for using the equity method	**-9.9**	**0.4**

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

the end of the fiscal year amounted to a total of €3.4 million. In 2009, we significantly intensified and expanded our joint activities with Benteler AG aimed at developing and marketing CFC components for the automotive industry. This included the acquisition of Benteler SGL Composite Technik GmbH, Austria. The portion of the loss attributable to SGL Group for the reporting period amounted to €2.2 million (2008: €0.8 million). The item "other" contains our share of the result of European Precursor GmbH, our joint venture with Lenzing AG for the development of a PAN precursor, PowerBlades GmbH, a joint venture with Repower Systems AG for the construction of rotor blades for offshore wind turbine installations, and Doncarb Graphite OOO, Russia, which is currently in liquidation.

NET FINANCING COST

Net financing costs improved by €3.4 million to €44.1 million (2008: €47.5 million). Due to drastically lower interest rate levels, interest income decreased to just €1.1 million in 2009 (2008: €7.4 million).

Cash interest expense continued to decrease year-on-year, declining by €3.8 million to €15.9 million. The average cash interest rate in 2009 was at 2.2% p.a. (2008: 3.4% p.a.). Non-cash expense from the imputed interest cost on the two convertible bonds rose from €7.5 million in 2008 to €10.6 million in 2009 due to issue of the second convertible bond. The total amount of this non-cash imputed interest component equals to the hidden premium recognized in equity in the accounting treatment of each of the convertible bonds and, over the term to maturity of the bond, increases the interest expense recognized from the cash coupons of 0.75% and 3.5%, respectively, to a total of 5.8% and 8.4%, respectively. Interest expense on pensions amounted to €16.5 million in the year under review, up slightly on the figure for 2008 of €14.8 million due to the increase in the discount rate used to calculate pension obligations in the previous year.

Other financing costs of €2.2 million in 2009 (2008: €12.9 million) primarily include, in addition to the non-cash expense for amortization of the refinancing costs from 2007 and 2009, the effects of mark-to-market valuations of interest rate and currency hedges as well as currency translation gains and losses with regard to Group loans. As in the previous year, foreign exchange gains and losses from financing our subsidiaries are presented separately. In 2009 a non-cash expense of €2.2 million arose in this respect versus an expense of €12.5 million in 2008.

NET FINANCING COSTS

in € m	2009	2008	Change
Interest income	1.1	7.4	-85.1%
Interest expense	-15.9	-19.7	19.3%
Interest cost component on convertible bond (non-cash)	-10.6	-7.5	-41.3%
Interest expense on pensions	-16.5	-14.8	-11.5%
Interest expense, net	**-41.9**	**-34.6**	**-21.1%**
Refinancing costs (non-cash)	-2.1	-1.7	-23.5%
Currency effects on Group loans (non-cash)	-2.2	-12.,5	82.4%
Other	2.1	1.3	61.5%
Other financing costs	**-2.2**	**-12.9**	**82.9%**
Net financing costs	**-44.1**	**-47.5**	**7.2%**

NORMALIZED GROUP TAX RATE AT 32,4%

The income tax expense of €42.7 million in 2009 (2008: €68.3 million) also includes valuation allowances on deferred tax assets in a total amount of €48.4 million. Adjusting for these effects, this results in a current tax income of €5.7 million, which corresponds to a tax rate of 32.4% (2008: 26.4%).

In 2009, cash tax payments amounted to a total of €32.9 million (2008: €42.3 million).

CONSOLIDATED NET LOSS FOR THE YEAR OF €-60.4 MILLION

For the first time since 2003, the Group recognized a net loss before minority interest of €60.3 million (2008: net income of €190.5 million) due to the expenses incurred in connection with the impairment losses on intangible assets and property, plant and equipment in the amount of €74.0 million and on deferred tax assets in the amount of €23.1 million. After taking into account the minority interest, the net loss for the year was €60.4 million (2008: net income of €189.7 million).

Based on an average number of shares of 65.1 million, basic earnings per share decreased to €-0.93 (2008: €2.95). In calculating diluted earnings per share, the shares that may potentially be issued under the 2007 convertible bond as well as under the Stock Option and Stock Appreciation Rights Plan are also taken into account. The average number of shares thus increased to 70.7 million for the calculation in 2008, leading to earnings per share of €2.78. Since a net loss was reported for the year under review, there was no dilutive effect in 2009.

ANNUAL RESULT OF SGL CARBON SE

SGL Carbon SE, as the parent company in SGL Group, generated a net loss for the year of €85.7 million in 2009 based on calculation pursuant to the German Commercial Code (HGB) versus a net profit of €108.3 million in 2008.

Setting off the net loss against the retained earnings of €45.4 million brought forward and a withdrawal of €40.3 million from retained earning, results in an unappropriated net income of €0.0 million for 2009.

FINANCIAL PERFORMANCE

in €m	2009	2008	2007	2006	2005
Sales revenue	1,225.8	1,611.5	1,373.0	1,190.8	1,068.8
EBIT	36.4	305.9	258.4	175.4	116.0
in % of sales revenue	3.0	19.0	18.8	14.7	10.9
Net loss/income for the year	-60.4	189.7	133.5	44.0	30.2
in % of sales revenue	-4.9	11.8	9.7	3.7	2.8
Basic earnings per share (in €)	-0.93	2.95	2.10	0.71	0.54

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

PERFORMANCE OF THE BUSINESS AREAS

PERFORMANCE PRODUCTS

The core product of the Business Area Performance Products (PP) consists of graphite electrodes used in electric arc furnaces in which scrap is recycled to produce steel. Products that are becoming increasingly important for PP are high-quality cathodes used in the production of aluminum. In contrast to electrodes, which are consumed in a matter of hours, cathodes are capital goods used in aluminum electrolysis over several years. The Business Area PP also manufactures carbon electrodes for use in other metallurgical smelting applications (e.g. silicon, phosphorus). Furnace linings for blast furnace steel production complete the PP portfolio. This business area has a global production network at its disposal with seven production sites in Europe, three in North America and two in Asia. With the state-of-the-art carbon and graphite plant currently under construction in Malaysia, the business area will benefit from a fully integrated graphite electrode and cathode plant in the high-growth Asian markets starting in 2011. The first production module of the multistage graphite electrode facility went into operation at the beginning of 2009.

The inventory reductions and production cuts initiated by many steel producers back in 2008 continued well into 2009. Despite the fact that recovery is gradually setting in since the second half, this still led to a sharp decline in global demand for graphite electrodes, which according to our calculations dropped some 50% in the year under review. As a result, sales revenue in the Business Area PP fell by approximately 34% to €641.6 million (2008: €965.6 million). Currency translation had no influence on the decrease in sales revenue. Despite the considerable decline in demand, the increased cost of raw materials made it possible to raise prices in both the Euro and USD zones. Our carbon electrodes business also fell below the previous year's very high level based on the downward trend in metallurgical applications.

By contrast, performance of our cathode business was still quite encouraging due to the high order backlog from 2008. After completing the expansion of our production capacities for graphitized cathodes in Nowy Sacz, Poland in September 2008, we are now the largest cathode producer in the world with a total capacity for amorphous, graphitic and graphitized cathodes of approximately 60,000 tons per year. Furthermore, SGL Group is the only independent cathode manufacturer offering a complete product range – from amorphous through graphitic to impregnated graphitized cathodes. Our business with Furnace Linings also still benefited from the high order backlog in the year under review.

In line with the trend in graphite electrodes in particular, EBIT of the Business Area PP decreased from €296.0 million in the previous year to €151.3 million. This represented a decline of 49% year-on-year. Despite the much lower volumes, the return on sales of 24% (2008: 31%) remained above our medium-term minimum target return of 20% thanks to our cathodes and furnace linings businesses, which remained satisfactory. Our SGL Excellence initiative enabled cost savings of around €10 million. In addition, we responded quickly to the decline in demand by making production adjustments, which allowed us to generate additional one-time cost savings based on measures such as reduced working hours and reductions of temporary jobs.

PERFORMANCE PRODUCTS

in €m	2009	2008	Change
Sales revenue	641.6	965.6	-33.6%
EBITDA	179.6	323.1	-44.4%
Operating profit (EBIT)	151.3	296.0	-48.9%
Return on sales	23.6%	30.7%	–
Capital expenditure on property, plant and equipment and intangible assets	80.2	111.2	-27.9%
Depreciation, amortization and impairment losses	28.3	27.1	4.4%
Number of employees (at year-end)	2,206	2,243	-1.6%

SALES REVENUE BY BUSINESS UNIT 2009 (PP)


29% Cathodes and furnace linings
71% Graphite and carbon electrodes

SALES REVENUE BY CUSTOMER INDUSTRY 2009 (PP)


26% Other metallurgical applications
74% Steel

The new production facility in Malaysia with its low-cost structure and state-of-the-art technology will secure our competitiveness over the long term. The expansion of the cathodes business will generate a better balance in PP's portfolio and further reduce the impact of cyclical fluctuations in individual industries. We will, for instance, be able to partially offset any potential cyclical downturn in demand for graphite electrodes with strong growth in our cathodes business.

GRAPHITE MATERIALS & SYSTEMS (GMS)

The Business Area Graphite Materials & Systems (GMS) comprises a broad range of customized products based on graphite. Sales revenue in the Business Unit Graphite Specialties is generated first and foremost from customers in the energy, semiconductor, and automotive industries and in the areas of metallurgy and high-temperature applications. The emphasis is on finished products with a high value-added content. Graphite components are manufactured, purified, coated or finished in accordance with specified customer requirements. These components are used, for example, in heating elements for monocrystal production in the semiconductor and solar power industries. The Business Unit is also increasingly developing products to support efficient power generation and energy storage. In addition, solutions are being offered for the automotive and other manufacturing industries in the form of bearing and pump components, as well as graphite-based seals.

GRAPHITE MATERIALS & SYSTEMS (GMS)

in €m	2009	2008	Change
Sales revenue	364.5	411.9	-11.5%
EBITDA	45.2	72.8	-37.9%
Operating profit (EBIT)	28.0	57.6	-51.4%
Return on sales	7.7%	14.0%	–
Capital expenditure on property, plant and equipment and intangible assets	23.3	25.4	-8.3%
Depreciation, amortization and impairment losses	17.2	15.2	13.2%
Number of employees (at year-end)	2,539	2,683	-5.4%

The Business Unit Process Technology primarily manufactures graphite heat exchangers, columns, pumps and systems for the chemical and environmental industries.

The Business Unit Expanded Graphite produces graphite foil for high-tech applications. These so-called "expanded graphites" based on natural graphite are utilized in a large number of industries such as heating and air-conditioning equipment, chemicals and automotive.

In the first six months of the reporting year, the Business Area GMS benefited from a high order backlog from the previous year. Most of these orders were from the chemicals sector as well as the solar industry and the lithium-ion battery business. In addition, a non-recurring major project was invoiced in the first half of 2009. The second half was considerably weaker given that graphite specialties is a typical late-cyclical business in terms of economic development due to the long production times of up to six months along with the fact that the rate of incoming orders has been slowing since the start of 2009. All in all, sales revenue for the Business Area GMS decreased by 12% in the year under review (currency-adjusted: 14%), declining from €411.9 million in the previous year to €364.5 million in 2009. The decline related primarily to the Business Units Graphite Specialties and Expanded Graphite, whereas the Business Unit Process Technology was able to maintain its business on the high level of the prior year.

In the Business Area GMS, EBIT decreased from €57.6 million in 2008 to €28.0 million in 2009 despite cost savings of approximately €6 million. The decline of 51% was greater

SALES REVENUE BY BUSINESS UNIT 2009 (GMS)


26% Process Technology
8% Expanded Graphite
66% Graphite Specialties

SALES REVENUE BY CUSTOMER INDUSTRY 2009 (GMS)


30% Energy
9% Semiconductors
6% Metallurgical applications
5% Tool manufacturing
4% High-temperature applications
29% Chemicals
3% Automotive & Transport
14% Other industrial applications

CARBON FIBERS & COMPOSITES (CFC)

in €m	2009	2008	Change
Sales revenue	208.0	192.6	8.0%
EBITDA	-86.0	16.5	–
Operating profit (EBIT)*	-96.9	8.9	–
Return on sales*	-46.6%	4.6%	–
Capital expenditure on intangible assets, property, plant and equipment	38.3	85.6	-57.3%
Depreciation, amortization and impairment losses	10.9	7.7	43.4%
Number of employees (at year-end)	1,168	1,515	-22.9%

* Incl. impairment losses of €74 million for 2009

than the decline in sales revenue. The decrease was exacerbated by foreign currency hedging losses in the first quarter of 2009, which was partially offset by non-recurring income from the final invoicing of a major project in the second quarter, as mentioned above. Our own inventory reductions also contributed to the lower earnings, whereby this had a positive impact on cash flow. The return on sales dropped to 8%, down from 14% in the prior year.

CARBON FIBERS & COMPOSITES (CFC)

The Business Area Carbon Fibers & Composites (CFC) covers the entire value chain from carbon fibers and composite materials to finished components. The carbon fibers and carbon fiber composites produced by CFC are increasingly in demand as substitutions for traditional materials because of their unique properties, such as the combination of low weight and high stiffness.

On May 28, 2009, SGL Group completed the transfer of its carbon ceramic brakes activities to a 50-50 joint venture with Brembo S.p.A., which we will account for under the equity method starting in the next reporting year. The previous year's figures for the Business Area CFC have been accordingly adjusted to provide for comparability.

The merger of our brake disc activities with Italian-based Brembo S.p.A. is in line with our strategy of entering into associations in the components area with partners who are successful OEMs or main suppliers in our target markets of aviation, energy and the automotive industry (see SGL Rotec and Benteler-SGL).

The development and expansion of our growing CFC business continues to require a great amount of investments, resulting in both significant start-up costs and losses as well as a sustained high level of research and development expenses. Moreover, due to multiple postponements of new aircraft projects, delays in new wind energy investments and declining demand in the sports and consumer area, the carbon fiber market is currently experiencing temporary overcapacities and a resulting increase in competition, which is having a temporary negative impact on prices and volumes. Currently it can be assumed that it will still be some time until demand reaches pre-crisis levels. We therefore recognized a non-cash impairment loss on both intangible assets and property, plant and equipment in the amount of €74.0 million in the Business Area CFC completing the impairment tests required under IFRS.

Irrespective of this, however, the long-term prospects for the CFC business remain positive. This assessment is based on additional orders from existing customers as well as orders from new customers who select SGL Group based on our expertise in carbon fibers and composite materials in combination with our financial strength.

For example, in October 2009, a joint venture with the BMW Group was announced for the manufacture of carbon fibers and textile semi-finished Carbon Fiber Reinforced Plastic products (CFRP) for use in vehicle construction. The joint venture will involve the establishment of two new plants, one in North America for carbon fiber production and one in Germany for textile CFRP products. Investment of €90 million is planned for the two production facilities in the first development phase. In the last development phase, annual consumption of several thousand tons is expected for carbon fibers and the resulting textile CFRP. Construction of the production facilities will begin in 2010. The start of production is planned for the first half of this decade. BMW, as the sole customer in the joint venture, will guarantee purchase of a minimum quantity of carbon fibers at contractually agreed conditions.

The joint venture ensures access by the BMW Group to key technologies and raw materials for application in its Megacity Vehicle, which is still in development. Carbon fiber composites will be used in vehicle construction on a much larger scale than ever before, and for the first time will make up a significant portion of the materials used in a series-production vehicle. The industrial-scale use of these high-strength carbon fibers newly developed for the automotive industry will result in much lighter materials and thus help reduce CO_2 emissions.

In order to secure our supply of raw materials for the manufacture of special carbon fibers for the automotive industry over the long-term, we have further expanded our longstanding strategic alliance with Mitsubishi Rayon (MRC) and formed a joint venture for the manufacture of precursor. Precursor on a polyacrylnitrile (PAN) fiber basis is the raw material used in the production of carbon fibers.

On December 16, 2009, SGL Rotec GmbH & Co. KG, a joint venture between SGL Group (51%) and Abeking & Rasmussen Schiffsbau- und Yachtwerft (49%), announced the conclusion of a long-term contract for the supply of rotor blades for offshore wind power plants with BARD Emden Energy GmbH & Co. KG. The initial term of the contract is set for five years, and the contract volume is in the low three-digit million range. It provides for supply of the molds and production installations needed for the BARD Group's planned wind parks. In addition to the BARD Offshore 1 project, Germany's first commercial offshore wind park, the BARD Group has received permission to build three more offshore wind parks in the Netherlands. Construction of the 80 installations in the BARD Offshore 1 wind park is already underway. The first electricity is expected to enter into the grid in the spring of 2010.

We have also achieved a milestone in our business with the aviation and defense industry. On January 11, 2010, HITCO Carbon Composites, Inc. (HITCO), a subsidiary of SGL Group, won a contract from Lockheed Martin for the F-35 Lightning II Program. Over the course of the contract, which is initially set to run for five years, HITCO will manufacture the wing skins and the nacelle skins for a significant portion of the new F-35 Lightning II fighter series.

The F-35 Lightning II, also known as the Joint Strike Fighter, is a new single-seat, single-engine supersonic stealth strike fighter capable of performing close air support, tactical bombing and air superiority missions. The aircraft is built in three different versions: a conventional take-off and landing (CTOL) aircraft, a short take-off and vertical landing (STOVL) variant and an aircraft carrier-based (CV) model. The F-35 Lightning II is designed and built by an industry team led by Lockheed Martin. Nine major partner nations including the United States, United Kingdom, Italy, the Netherlands, Canada, Turkey, Australia, Norway and Denmark plan to acquire more than 3,100 F-35 Lightning aircraft through 2035, making the F-35 Lightning II one of the largest jet fighter programs in history.

However, the contracts described above will not positively impact CFC'S sales revenue and profit or loss until the following years, however.

Sales revenue in the Business Area CFC increased by approximately 8% to €208.0 million in the year under review (2008: €192.6 million). The currency-adjusted increase was 7%. Higher sales volumes in Composite Components in connection with the consolidation of SGL Rotec were responsible for the growth in sales revenue.

EBIT of the Business Area CFC, including the impairment loss of €74.0 million, decreased from an income of €8.9 million in the previous year to a loss of €96.9 million in the year under review. This figure essentially reflects high inventories, temporary overcapacities and the resulting price pressure. Cost savings from our SGL Excellence initiative amounted to approximately €6 million.

SALES REVENUE BY BUSINESS UNIT 2009 (CFC)


37% Carbon Fibers & Composite Materials
63% Composite Components

SALES REVENUE BY CUSTOMER INDUSTRY 2009 (CFC)


3% Automotive
31% Aerospace / defense
18% Other industrial applications
48% Energy

Central T&I Costs, Brake Discs and Corporate Costs

Central T&I costs decreased to €12.0 million in the year under review from €16.7 million in the previous year. This is an indication of the efforts and clear focus on our T&I activities in light of the economic situation in 2009. Nevertheless total research and development expenses of €35.1 million in 2009 were nearly on a par with the previous year's level (2008: €36.2 million), which is also an indication of our innovative initiatives to develop new products and applications.

On June 1, 2009, SGL Group completed the transfer of its carbon ceramic brakes activities to a 50-50 joint venture with Brembo S.p.A. in Italy, one of the world's leading manufacturers of braking systems. The joint venture, which operates under the name of Brembo SGL Carbon Ceramic Brake S.p.A., Italy, has its independent registered offices near Milan, Italy, and employs approximately 350 people. Production sites are located in Stezzano, Italy, and Meitingen, Germany. SGL Group has accounted for the joint venture under the equity method since its date of inception. Until such time, the activities were included in the consolidated financial statements of SGL Group and reported separately alongside corporate costs. Prior-year figures have been accordingly reclassified. The loss in 2009 recognized prior to the deconsolidation amounted to €8.7 million (2008: €4.3 million) and reflects the significant decline in demand in the automotive industry, particularly in the first half of 2009.

Corporate costs were at a prior year's level at €25.3 million in the reporting year. The decrease of €10.3 million on the previous year resulted from strict spending discipline with respect to services purchased from third parties as well as a low level of expenses for management incentive systems. The number of employees in the management holding company and the allocated central service areas rose to 63 by the end of the year under review (December 31, 2008: 59).

CENTRAL T&I COSTS, BRAKE DISCS AND CORPORATE COSTS

in €m	2009	2008	Change
Sales revenue / other revenue	11.7	41.4	-71.7%
Operating profit (EBIT)			
Central T&I costs	-12.0	-16.7	28.1%
Brake discs	-8.7	-4.3	-109.3%
Corporate costs	-25.3	-35.6	28.9%

Financial Position

PRINCIPLES AND OBJECTIVES OF FINANCIAL MANAGEMENT

The most important objective of financial management at SGL Group is to maintain the Group's financial strength and to ensure solvency at all times. We consider our internal financing, which has contributed significantly to the financing of our business growth these past years, to be extremely important.

In order to safeguard financial stability and minimize risk we strive for a balanced financing structure that encompasses a series of financing elements. In choosing financing instruments we primarily take into account market capacities, the existing maturity profile, lending restrictions and flexibility, and investor diversity. In addition we endeavor to optimize the cost of financing.

SGL Group's financial management is conducted centrally in order to minimize financing costs, utilize economies of scale, hedge interest rate and currency risks to the extent possible and comply with lending provisions. The activities of the Group's financial management primarily extend to cash and liquidity management, group financing, external financing activities, customer credit management and the management of interest rate and currency risks.

Group Treasury, a centralized function at SGL Carbon SE, the Group holding company, governs world-wide financial management activities and is supported in its activities by regional financial centers in Charlotte, North Carolina (USA), and Shanghai (China) as well as by local financial staff in the subsidiaries.

LIQUIDITY MANAGEMENT

Major sources of liquidity during the year under review were cash inflows from the issue of a second convertible bond in June 2009 and medium-term bank liabilities raised for our investment in Malaysia. Proceeds from the convertible bond issued in 2009 will be used for accelerated expansion and investments into the Material Segment Advanced Materials as well as for general corporate purposes.

Operational liquidity management is also centrally coordinated and controlled in cooperation with our worldwide subsidiaries. The major share of funds is concentrated in a cash pool and is utilized to balance liquidity internally among the Group's companies. As part of a multi-year initiative to standardize treasury processes, in 2008 we instituted a central in-house cash center in which payment transactions can be automatically processed. SGL Carbon SE acts as an in-house bank for the participating Group companies in this process. Starting 2009 supplier payments are managed centrally.

In addition to financial planning, which generally covers a period of five years, liquidity planning is undertaken for short intervals of one day to one year. By combining financial and liquidity planning, and by using available liquidity and lines of credit, SGL Group ensures that it has adequate liquidity reserves at all times. The reserve allows SGL Group to respond flexibly to cash flow fluctuations during the year and to meet its payment obligations on time.

GROUP FINANCING

Group financing is geared to the strategic business plans of the operating business units as well as central Group planning. Financing opportunities on equity and debt markets as well as the banking market are taken advantage of by SGL Group depending on availability under consideration of the Group's financing objectives.

Financing requirements for fiscal 2010 will be covered by committed credit lines and the existing liquidity reserve. Real estate, computer equipment and vehicles are primarily financed via operating leases. Further details can be found in Note 27 of the notes to the consolidated financial statements.

MARKET PRICE RISK

In order to limit finance-related market price risk, particularly currency and interest rate risk, SGL Group utilizes both primary and derivative financial instruments.

Derivative financial instruments are used exclusively to mitigate or pass off financial risk.

In the context of foreign-exchange management, SGL Group concentrates on the hedging of transaction risks from future cash flows with regard to the following major risk positions:

- US dollar – euro
- Japanese yen – euro
- Euro – Polish zloty
- Pound sterling – euro and US dollar
- US dollar – Canadian dollar

The primary instruments used by the Group to hedge currency risk are currency forwards. In terms of interest rate management, SGL Group uses interest-rate options as hedging instruments.

The conditions, competences and controls required for the use of derivatives are set out in internal guidelines. Further details on hedging instruments and the effects of hedging can be found in Note 29 of the notes to the consolidated financial statements.

FINANCING ANALYSIS

The financing structure includes a convertible bond of €190 million (coupon: 3.50%, due in 2016/put option of the bondholder in 2014), a corporate bond of €200 million (coupon: 3-month EURIBOR plus 1.25%, due in 2015), another convertible bond of €200 million (coupon: 0.75%, due in 2013) as well as a syndicated loan of €200 million (due in 2012), which was drawn on for a short period only in the year under review and was again available in full at year-end. In addition to these financial resources , local credit lines have been set up in US dollar as well as in local currency to finance the project in Malaysia. Unused credit facilities amounting to approximately €217.5 million were available to SGL Group to cover working capital and investments as of December 31, 2009 (December 31, 2008: €243.1 million). The following maturity profile covers the subsequent years:

MATURITY PROFILE


(in € m)
2010
5
2011
22
2012
26
2013
18
200 (Convertible Bond)
2014
8
190 (Convertible Bond)*
2015
8
200 (Convertible Bond)
2016
190 (Convertible Bond)*
0
50
100
150
200
250
Capital market instruments
Bilateral credit lines

*Due in 2016, Investor-Put 2014

Cash and cash equivalents increased by €179.2 million to €302.3 million as of December 31, 2009 (December 31, 2008: €123.1 million), mainly as a result of the issuance of the convertible bond.

This framework of cash and cash equivalents and credit lines provides SGL Group with adequate financial resources to ensure that the Group can satisfy its financial obligations in the near and medium term.

With an equity ratio of 39.9%, gearing (ratio of net debt to shareholders' equity) of 0.49, and cash and cash equivalents of €302.3 million as of December 31, 2009, conditions remain encouraging for being able to remain on our growth course and continue our investments despite the financial crisis. We continue to maintain a strategic target of around 0.5 for our gearing.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges, Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

FREE CASH FLOW NEGATIVE DUE TO GROWTH-RELATED PROJECTS

SGL Group continued to consistently pursue its growth strategy in 2009. Capital expenditure for construction of our new graphite electrode and cathode plant in Banting, Malaysia, and the targeted maintenance and expansion investments were again well in excess of the depreciation/amortization expense in 2009. We financed the majority of this capital expenditure via net cash provided by operating activities. Free cash flow amounted to €-34 million, similar to the previous year's level (2008: €-35.9 million). This enabled us to maintain gearing at a level just under 0.5 in 2009 as well.

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities amounted to a total of €128.0 million in 2009 (2008: €218.6 million). The decline on the previous year was approximately 41% and thus significantly lower than the decrease in earnings. The cash inflows in the year under review resulted in part from the reduction in working capital as well as lower interest and tax payments.

NET CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities decreased by €92.5 million year-on-year to €162.0 million. We limited capital expenditure on property, plant and equipment and intangible assets to a total of €153.9 million in the reporting year (2008: €239.5 million). Investments again focused primarily on continuing construction of the Malaysian location and expansion at HITCO, a US subsidiary, for the purpose of supplying the aviation and defense industry.

NET CASH PROVIDED BY FINANCING ACTIVITIES

In the year under review, net cash provided by financing activities amounted to a total of €213.3 million (2008: €28.9 million). The cash inflows resulted mainly from the convertible bond issued in 2009. In addition, local credit lines were drawn on for construction of the new production facilities in Malaysia.

CASH AND CASH EQUIVALENTS EXCEED €300 MILLION

The supply of unrestricted cash and cash equivalents increased to €302.3 million in 2009 (December 31, 2008: €123.1 million), mainly due to the proceeds from the convertible bond. These funds enabled us to secure our liquidity for the long term despite the turbulences on the financial markets.

CONTRACTUAL PAYMENT OBLIGATIONS

The most significant contractual payment obligations comprise the repayment of debt, purchasing obligations, and obligations under operating leases. The total nominal amount of debt repayment obligations is €670.2 million. The credit lines drawn upon locally in Malaysia are to be repaid in installments. The convertible bond issued in 2007, which has a total principle amount of €200 million, is due for repayment in 2013 in cash unless holders exercise the conversion rights before maturity, in which case up to 5,5 million new bearer shares will be created. The convertible bond issued in 2009, which has a total principle amount of €190 million, is due for repayment in 2016 in cash unless holders exercise the conversion rights before maturity, in which case up to 6,5 million new bearer shares will be created. The bondholders may, however, return them prior to maturity in 2014. The corporate bond of €200 million is due in 2015.

LIQUIDITY AND CAPITAL RESOURCES

in €m	2009	2008	Change
Net cash provided by operating activities	128.0	218.6	-41.4%
Net cash used in investing activities	-162.0	-254.5	36.3%
Free cash flow*	-34.0	-35.9	5.3%
Cash provided by financing activities	213.3	28.9	638.1%
Effects on foreign exchange rate changes	-0.1	0.1	–
Net change in cash and cash equivalents	179.2	-6.9	–
Cash and cash equivalents as at December 31	**302.3**	**123.1**	**145.6%**

* Net cash provided by operating activities less net cash used in investing activities

As of December 31, 2009, trade payables, derivative financial instruments, finance leases and other financial liabilities amounted to a total of €168.4 million (December 31, 2008: €243.2 million). Of this total, liabilities of €42.2 million were due after more than one year (December 31, 2008: €40.1 million). Income tax liabilities and other liabilities amounted to an additional €33.6 million at the end of 2009 (December 31, 2008: €42.3 million), the vast majority of which were current. Further details can be found in Note 25 of the notes to the consolidated financial statements.

CAPITAL EXPENDITURE, DEPRECIATION / AMORTIZATION AND IMPAIRMENT

In the year under review, capital expenditure on property, plant and equipment and intangible assets reached €149.1 million. As in 2008, this figure significantly exceeded the expense for depreciation and amortization by €94.6 million. In 2008, capital expenditure on property, plant and equipment had amounted to €237.0 million compared with depreciation and amortization of €49.4 million. An additional approximately €4.8 million was expended on intangible assets during the year under review (2008: €2.5 million). This related to internally developed and purchased software as well as capitalized development costs. SGL Group has thus invested in organic growth for the third consecutive year. The business unit breakdown of capital expenditure on property, plant and equipment and intangible assets was as follows: 52% in PP, 15% in GMS, 25% in CFC, and 8% on central projects.

In 2009, SGL Group transferred SGL Brakes GmbH – which had thus far been consolidated in the Group accounts – to a joint venture with Italian-based Brembo S.p.A. The joint venture has been included in the financial statements of SGL Group under the equity method. The deconsolidation of SGL Brakes GmbH reduced non-current assets by €15.1 million.

The breakdown into individual components is shown in the following statement of changes in non-current assets.

Capital expenditure in the Business Area PP continued to focus on construction of the plant in Banting, Malaysia. Necessary replacement investments and environmental protection investments were also made, particularly at our locations in La Coruña (Spain), Lachute (Canada) and Griesheim (Germany).

CAPITAL EXPENDITURE, DEPRECIATION / AMORTIZATION AND IMPAIRMENT



(in € m)
2009
154
60
2008
239
54
2007
130
49
2006
65
53
2005
45
65
Capital expenditure, depreciation
Amortization and impairment

In the Business Area GMS, the emphasis was on expanding capacities for iso-static graphite at the Bonn site, setting up a new soft felt line at the Meitingen site (both in Germany), commissioning a processing center in Tokyo (Japan) and additional investments at our Shanxi (China) site.

In the Business Area CFC, the main focus was on finalizing the new fiber capacities at our sites in Inverness, Scotland (United Kingdom), and Evanston, Illinois (USA), as well as investment in automation technology at HITCO in the US which is our composite specialist for the aviation and defense industries. Moreover, investments were made in Lemwerder, Germany, to expand production capacity of our wind energy business (SGL Rotec).

Due to a significant decrease in expectations for Carbon Fibers & Composite Materials compared to year-end 2008, in 2009 we had to recognize a non-cash impairment loss both on intangible assets and property, plant and equipment. The impairment loss was computed to total €74,0 million, of which €69.1 million is related to property, plant and equipment and €4.9 million to intangible assets.

The "other" column contains an increase in recognized goodwill of €20.8 million. The goodwill adjustment reflects the change in value of minority interests in subsidiary partnerships (limited partnership interests) that are reported as financial liabilities in the consolidated financial statements. A

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

in €m	Dec. 31, 2009	Deconsolidation Brakes	Additions (operational)	Depreciation/ amortization/ impairment	Impairment losses	Currency effects/ Other	Dec. 31, 2008
Intangible assets	28.6	-0.3	4.8	-5.8	-4.9	0.1	34.7
Goodwill	112.1	0.0	0.0	0.0	0.0	19.3	92.8
Property, plant and equipment	634.8	-14.8	149.1	-54.5	-69.1	-8.6	632.7
Total	**775.5**	**-15.1**	**153.9**	**-60.3**	**-74.0**	**10.8**	**760.2**

corresponding increase was made to non-current liabilities. This procedure is required by IAS 32 and must be undertaken each year on the basis of fair value accounting for these investments (see Note 12 of the notes to the consolidated financial statements).

Assets, Equity and Liabilities

As of December 31, 2009, total assets had increased by €101.2 million to €1,880.5 million (December 31, 2008: €1,779.3 million). The balance sheet ratios changed only minimally from the previous year. As a capital-intensive manufacturing production company, SGL Group has a high proportion of non-current assets, more than 80% of which continue to be financed by equity. The return on capital employed (ROCE) – the ratio of operating profit to average capital employed – fell to 2.7% in the year under review. Excluding the effect of the impairment loss, the ROCE would have been 8.3%. The equity ratio only declined to 39,9% despite the aforementioned non-recurring impairment charges (December 31, 2008: 42.9%). The Group was able to maintain gearing, i.e. the ratio of net debt to shareholders' equity, at a low level of 0.49 in 2009 (2008: 0.44). We were therefore still below our strategic target of around 0.5 again in 2009.

Consistent with the previous year, accounting for and valuation of options were applied consistently with the previous year. The application of new standards had no material effect on presentation of the financial position and cash flows of the Group.

During the period under review we again netted deferred tax assets and liabilities at the single entity company level. Further details can be found in Note 21 of the notes to the consolidated financial statements.

ASSETS

The balance sheet structure has changed only minimally from that of the previous year. The ratio of non-current assets to current assets is 49:51 and thus remains balanced.

BALANCE SHEET STRUCTURE


(in € m)
917.9
962.6
2009
1,880.5
881.2
898.1
2008
1,779.3
755.2
890.7
234.6
2009
1,880.5
767.9
682.9
328.5
2008
1,779.3
Assets
Non-current assets
Current assets
Liabilities
Equity
Non-current liabilities
Current liabilities

NET ASSETS

in €m	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Total assets	1,880.5	1,779.3	1,473.6	1,229.8	1,150.3
Shareholders' equity	750.5	763.4	603.9	398.2	248.6
Equity ratio	39.9%	42.9%	41.0%	32.4%	21.6%
Net current assets[1]	545.3	578.0	485.1	427.4	386.3
Capital employed[2]	1,320.8	1,338.2	1,053.9	860.1	818.9
Return on capital employed[3]	2.7%	25.6%	27.0%	20.9%	14.5%
Net debt	367.9	332.6	285.2	229.1	264.7
Gearing[4]	0.49	0.44	0.47	0.58	1.06

[1] Net current assets: Inventories plus trade receivables and non-current receivables from long-term construction contracts minus trade payables
[2] Capital employed at the end of the year: Total of property, plant and equipment, other intangible assets, goodwill and working capital
[3] Ratio of income from operating activities to average capital employed
[4] Ratio of net financial debt to shareholders' equity

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

ASSETS

in €m	Dec. 31, 2009	Dec. 31, 2008*	Change
Assets			
Non-current assets			
Intangible assets	140.7	127.5	10.4%
Property, plant and equipment	634.8	632.7	0.3%
Other non-current assets	87.3	49.0	78.2%
Deferred taxes	55.1	72.0	-23.5%
	917.9	**881.2**	**4.2%**
Current assets			
Inventories	398.2	439.6	-9.4%
Trade receivables	218.8	282.9	-22.7%
Other receivables and other assets	43.3	52.5	-17.5%
Cash	302.3	123.1	145.6%
	962.6	**898.1**	**7.2%**
Total Assets	**1,880.5**	**1,779.3**	**5.7%**

* Prior year comparatives adjusted due to the change of the purchase price allocation of SGL Rotec. Please refer to Note 5.

Non-current assets rose by €36.7 million. Capital expenditure on property, plant and equipment, which exceeded depreciation and amortization by €94.6 million, was largely neutralized by recognition of the impairment loss, deconsolidation of the brake disc business, and currency effects. Other non-current assets now include the Group's interest of 50% in Brembo SGL, a newly founded joint venture. Deferred taxes declined by €16.9 million year-on-year.

Current assets were up by €64.5 million to €962.6 million (2008: €898.1 million), mainly due to the proceeds from the issue of a convertible bond in June 2009. Cash and cash equivalents rose by €179.2 million to €302.3 million as of December 31, 2009. Inventories and trade receivables increased by a total of more than €100 million year-on-year due to the decline in business.

EQUITY AND LIABILITIES

in €m	Dec. 31, 2009	Dec. 31, 2008*	Change
Equity			
Shareholders' equity	750.5	763.4	-1.7%
Minority interests	4.7	4.5	4.4%
Total equity	**755.2**	**767.9**	**-1.7%**
Non-current liabilities			
Borrowings	595.2	403.5	47.5%
Provisions for pensions and other employee benefits	235.2	223.3	5.3%
Deferred taxes	3.8	2.9	31.0%
Miscellaneous non-current debt and other provisions	56.5	53.2	6.2%
	890.7	**682.9**	**30.4%**
Current liabilities			
Current portion of borrowings	6.5	5.4	20.4%
Other provisions	68.9	77.7	-11.3%
Trade payables	99.8	165.3	-39.6%
Miscellaneous liabilities and income tax liabilities	59.4	80.1	-25.8%
	234.6	**328.5**	**-28.6%**
Total equity and liabilities	**1,880.5**	**1,779.3**	**5.7%**

* Prior year comparatives adjusted due to the change of the purchase price allocation of SGL Rotec. Please refer to Note 5.

EQUITY AND LIABILITIES

On the equities and liability side, **equity** decreased slightly by €12.7 million to €755.2 million (2008: €767.9 million). Due to the higher level of total assets, the equity ratio (excluding minority interest) fell from 42.9% at the end of 2008 to 39.9% at the end of the year under review.

Non-current liabilities were up by €207.8 million to €890.7 million (2008: €682.9 million), mainly due to issue of a new convertible bond plus additional interest-bearing loans taken out to finance construction of the new plant in Malaysia.

Current liabilities were down by €93.9 million to €234.6 million as of year-end 2009 (December 31, 2008: €328.5 million), primarily as a result of lower trade payables, which decreased by €65.5 million year-on-year. In addition, at the end of the year under review we recognized much lower negative market valuations from our exchange-rate and interest-rate derivative hedges, which followed the decline of our other liabilities.

NET FINANCIAL DEBT

Net debt for SGL Group amounted to €367.9 million at year-end (2008: €332.6 million). This figure includes cash and cash equivalents (€302.3 million), current and non-current financial debt (€601.7 million), the remaining imputed interest components of the two convertible bonds (€58.2 million), and the refinancing costs included (€10.3 million).

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

NET FINANCIAL DEBT

in €m	Dec. 31, 2009	Dec. 31, 2008	Change
Current and non-current financial debt	601.7	408.9	47.2%
Remaining interest cost component for the convertible bond	58.2	38.0	53.2%
Refinancing costs included	10.3	8.8	17.0%
Cash	-302.3	-123.1	145.6%
Net financial debt	**367.9**	**332.6**	**10.6%**

Despite the difficult market environment and the recession-based earnings decline, we succeeded in limiting the increase in net debt in 2009 and staying on the growth and investments paths embarked upon. With respect to the ratio of net debt to shareholders' equity, our gearing of 0.49 remains within our target corridor.

EQUITY RATIO DEVELOPMENT


2009
39.9%
2008
42.9%
2007
41.0%
2006
32.4%
2005
21.6%

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total equity attributable to the shareholders of the parent company decreased by €12.9 million in 2009 to €750.5 million as of December 31, 2009 (December 31, 2008: €763.4 million). The decline resulted from the net loss of €60.4 million, which was partially offset by the equity share of the new convertible bond issued in 2009 (€30.2 million). Gains and

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2009		
in €m	Equity attributable to the shareholders of the parent company	Minority Interest	Total Equity
Balance as at January 1	**763.4**	**4.5**	**767.9**
Net loss	-60.4	0.1	-60.3
Other comprehensive income	7.9	-0.2	7.7
Total comprehensive income	**-52.5**	**-0.1**	**-52.6**
Equity component of the convertible bond	30.2		30.2
Capital increase from share-based payment plans	9.4		9.4
Other changes in equity	0.0	0.3	0.3
Balance at December 31	**750.5**	**4.7**	**755.2**

losses recorded directly in equity relate primarily to operating currency hedges classified as cash flow hedges, currency translation effects, and the changes in our pension obligations. Equity attributable to the shareholders of the parent company as of December 31, 2009, reflects an equity ratio of 39% in comparison to 42.9% as of December 31, 2008.

Bondholders may exercise their conversion rights arising from the convertible bond issued in 2007, which would result in up to 5.5 million new shares of SGL Carbon SE to be issued. Bondholders of the convertible bond might issue up to 6.5 million new shares of SGL Carbon SE.

As of December 31, 2009, issued capital increased to €167.4 million (December 31, 2008: €165.6 million) and is divided into 65,379,227 bearer shares with no par value (common shares) with a proportional share in issued capital of €2.56 per share. In 2009, 672,236 new shares were created. Of these 450,615 shares with an allocation price of €18.50 per share were used for the bonus plan for employees in Germany and 61,870 shares with an allocation price of €18.97 per share were used for the Matching Share Plan. A total of 60,366 shares were created by exercising options under the existing Stock Option Plan and Stock Appreciation Rights (SAR) Plans. The level of treasury shares at SGL Carbon SE rose to 99,385 shares as of December 31, 2009.

ASSETS NOT RECORDED AND OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Various important SGL Group assets are not included in the balance sheet. These off-balance sheet financial assets primarily concern leased and rented goods (operating leases for land, buildings, computer equipment, vehicles and other property, plant and equipment).

The total value of these off-balance sheet items / financing instruments has had no major effect on the presentation of the financial performance, financial position and cash flows of the Group. Further details can be found in Note 27 of the notes to the consolidated financial statements.

The SGL Group brand is among the especially important intangible assets not recognized in the balance sheet. Our long-term relationship as a strong supplier and customer also have considerable value. For one thing, these relationships stabilize the course of our business and shield us from short-term market fluctuations. This trusting cooperation with our partners, often spanning many years, provides us with a tangible competitive advantage. For another, this intense cooperation also facilitates joint research and development projects in which the expertise and development capacities of the companies involved can be consolidated.

DETAILS ON COMPANY ACQUISITIONS AND DISPOSALS

In the first half of 2009, SGL Group transferred SGL Brakes GmbH to a 50-50 joint venture with Brembo S.p.A. in Italy. Further details are presented in Note 5 to the Notes to the consolidated financial statements. No further company acquisitions or disposals took place in fiscal 2009.

Employees

In the 2009 reporting year, SGL Group's employee figures showed the effects of the global recession. After reaching a high of 6,500 employees at year-end 2008, one year later the number of Group employees had dropped to 5,976. Although this represents a decrease of 8%, this figure was still clearly higher than the 5,862 employees as of the end of 2007. The number of employees at year-end 2008 included 202 employees of SGL Brakes GmbH no longer included in the number of employees at year-end 2009 due to deconsolidation. If this factor is taken into account, it can be stated that all Business Units adapted their staff numbers to the economic situation in a measured fashion, with personnel cuts not being implemented until all statutory, collectively agreed or other cost cutting measures had been thoroughly exhausted.

European employees again made up the most significant portion (70%). More than half of these were employed in Germany. North America's share in the number of Group employees decreased slightly to 20%, while the share of Asian employees increased to nearly 10% (2008: 8.9%).

For more information on our employees, please refer to the Corporate Social Responsibility Report.

04 Letter from the Board of Mongement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

ENVIRONMENTAL PROTECTION AND OCCUPATIONAL AND PROCESS SAFETY

At SGL Group, environmental protection, employee safety and product and process safety is an important part of our corporate strategy. We aim to make effective and lasting improvements in these areas, as detailed in the Company's Compliance Policy, which takes its cue from the "responsible care" policies of the chemicals industry (www.vci.de/Umwelt_Responsible_Care).

One of SGL Group's primary objectives is to improve environmental protection, workplace safety, and the safety of our products and processes on a continuous and sustained basis. As a globally positioned enterprise, we have set up an international EHSA (Environment, Health & Safety, Auditing) organization which is designed to ensure, based on uniform reporting, that company targets are in line with local goals and that their implementation is coordinated with on-site plant and business management.

Corporate-wide environment, health and safety (EHS) standards constitute the basis for assessing the sites, with regular testing taking place via local audits. In the event of deviations, measures are taken to eliminate them. New subsidiaries are also integrated into SGL Group in this manner on the basis of a status assessment. This ensures that the organization is geared towards the very best standards, thus attaining a status that generally surpasses national statutory requirements.

A number of projects initiated in the areas of environment, occupational safety, and product and process safety ensure continued performance improvement.

PROCESS SAFETY REDUCES RISK

The goal of our risk management system is to identify, evaluate and take suitable action to eliminate any potential process risks at an early stage. Key components of this system are hazard and operability (HAZOP) studies to assess the health and safety risk arising from facilities or parts of facilities, even those that have been in operation for years without incident. The risk analyses and assessments are repeated continuously, and risk avoidance measures are developed using new technical innovations. This process is aided by regular audits in which our facility insurer is also directly involved. In 2009, consistent implementation of all recommendations resulted in additional production sites achieving the status of "highly protected risk". This status has already been attained by 17 of SGL Group's most important production locations – an indication of their outstanding positioning in both technical and organizational terms. Step by step, we plan to bring our other plants to this security standard in the near future as well. Furthermore, the measures implemented in this context have helped us to reduce operational downtime to a minimum and offer our customers the highest possible delivery reliability.

EMPLOYEES BY BUSINESS AREAS


2,206
2,539
1,168
63
2009
5,976
2008*
6,298
2,243
2,683
1,313
59
PP
GMS
CFC
CorpF

EMPLOYEES BY REGION


2,404
1,802
1,200
570
2009
5,976
2008*
6,298
2,375
1,962
1,380
581
Germany
Rest of Europe
America
Asia

* The number of employees was adjusted by 202 to reflect the disposal and transfer of SGL Brakes GmbH to the joint venture with Brembo entered into in 2009.

OCCUPATIONAL HEALTH AND SAFETY ARE GIVEN TOP PRIORITY

The health and safety of our workers is of the highest priority for us. We take a proactive stance in preventing accidents with our high standards for health protection and plant safety and our ongoing improvements in safety precautions for the workplace.

Each year we carry out safety initiatives, which also reflect the objectives of the regional offices. In this way we ensure that our safety achievements of past years are continued. All of our new locations are immediately integrated into our health and workplace safety programs to ensure that they are brought up to our high standards quickly and effectively. Our standards are characterized by regular safety inspections at the plants, systematic evaluation of work process and individual job risks, and routine process checks. We thus guarantee that our employees are constantly trained in safety awareness.

For more information on our environmental protection and occupational and process safety, please refer to the Corporate Social Responsibility.

General Statement on the Current Financial Situation

ASSESSMENT OF THE FINANCIAL SITUATION BY COMPANY MANAGEMENT

SGL Group succeeded in maintaining its position in the difficult environment of 2009. Significant targets such as adherence to a gearing level of ±0.5 were reached. All business units contributed to this target. New debt was limited in spite of the continuing high level of capital expenditure in 2009. However, both sales revenue and earnings took considerable hits as a result of the global economic crisis.

During the initial weeks of 2010, SGL Group's sales revenue has remained at a low level. However, signs of recovery have appeared in the business units, particularly with regard to new orders. In the first half of the year 2010, graphite electrode delivery levels will be much higher than in the first half of 2009. However, lower sales revenue in our cathodes business due to an expected decrease in investing activities will counteract this. The individual Business Units of the Business Area GMS have seen an initial rise in incoming orders. In the Business Area CFC, our aviation industry components business got off to a good start in the new year. Carbon fibers, however, are still in oversupply, which indicates that price levels are expected to remain unsatisfactory.

ACCOUNTING PRINCIPLES APPLIED USING ESTIMATES

SGL Group prepares its consolidated financial statements in accordance with IFRS as detailed in the notes to the consolidated financial statements. The principles described in the notes to the consolidated financial statements are integral to an understanding of SGL Group's financial performance, financial position and cash flows. Under IFRS, it is in certain cases necessary to make estimates. These involve subjective assessments and expectations that are based on uncertainties and are subject to change. As a result, the effects may change over the course of time due to changes in estimates and expectations, thereby impacting the presentation of the SGL Group's financial position, financial performance and cash flows. The Board of Management therefore wishes to point out that unforeseeable events may change expectations, and estimates are routinely adjusted.

Additional information on accounting principles involving estimates and assumptions can be found in Note 4 of the notes to the consolidated financial statements.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

Events after the Balance Sheet Date

There are no events after the balance sheet date to be disclosed.

Risk Report

Our well-established risk management system (RMS) has proven itself in the economically difficult financial year 2009. The RMS transparently identified individual risks and indicated appropriate options to mitigate. All risks jeopardizing the Company's existence during the year under review were limited and manageable, and the Company's continued existence will be secure for the foreseeable future. The current financial and economic crisis, however, will continue to have a significant impact on the Group's financial performance in 2010.

RISK POLICY

Our risk policy is geared towards protecting as well as systematically and continuously increasing shareholder value, and toward achieving financial targets. The principles of this policy are set out in standard SGL Group guidelines for risk management and represent an integral part of our corporate strategy.

All significant corporate decisions are taken only after a detailed risk analysis and assessment. As a matter of principle, we do not take on unmanageable or inappropriately high risks.

RISK MANAGEMENT SYSTEM (RMS)

Our risk management system (RMS) is a standardized management tool that was introduced on a global basis and which ensures the implementation of the SGL Group's risk policy. This is achieved through the early identification, analysis and assessment of risks and the immediate introduction and tracking of corrective action. The RMS comprises a number of networked functions and control mechanisms. These include the recording, monitoring and control of internal company processes and business risks, various management and control systems, as well as a standard group-wide planning process. The RMS components cover all areas of the Company and are continually modified in line with changing circumstances. A further element in the RMS is the group-wide employee code of conduct under our corporate compliance program, which we use to limit the risks arising from possible violations of the law and to ensure compliance with internal guidelines.

In the last few years, the RMS and accounting-related internal control system (ICS) in place within the SGL Group have been continuously enhanced in accordance with international standards. Apart from a revision of the Group-wide risk management guidelines, we have produced a manual for all organizational units, which includes a comprehensive description and definition of the principles, concepts, reporting channels and responsibilities in the RMS. This has enabled the SGL Group to ensure that there is a uniform understanding of risk management throughout the Group. Specific individual risks in operational units and corporate functions are recorded and monitored centrally on an ongoing basis. Any core risks and their financial impact are reviewed quarterly on the basis of the probability of occurrence and suitable countermeasures are defined. Results are summarized by the Group's Controlling department and are regularly presented to the Board of Management. In this way, any risks, in particular any that may jeopardize the Company's existence as a going concern, can be identified at an early stage and countermeasures instituted. Furthermore, any potential new risks or the manifestation of existing risks are reported immediately to the Board of Management, regardless of the normal reporting intervals.

ACCOUNTING-RELATED INTERNAL CONTROL SYSTEM

The accounting-related internal control system (ICS) aims to ensure that the financial statements are prepared in accordance with the applicable accounting standards and regulations. As the parent company, SGL Carbon SE prepares the consolidated financial statements of SGL Group which are based on the financial reporting of the companies included in the consolidated financial statements. The processes for both the consolidated and the separate financial statements are monitored by means of a strict internal control system, which ensures both the proper application of accounting standards and compliance with the relevant accounting laws and regulations. Our ICS is geared to the internationally applicable standards and, in addition to comprehensive process and control documentation, comprises the following main elements:

- Uniform accounting policies throughout the Group
- Clearly defined segregation of duties and allocation of responsibilities
- Involvement of external experts – as required (e.g. for the valuation of pension obligations)
- Employing suitable, largely standardized IT systems (SGL One), while using detailed authorization concepts (including functional segregation; principle of dual control)
- System-setting controls and further accounting-related process controls at all material subsidiaries, consolidation within the scope of the consolidated financial statements and other relevant processes at a group or company level

ICS KEY ELEMENTS

Scoping: At the beginning of each year, we determine which companies and which processes of the SGL Group are to be included in the ICS. We determine this on the basis of quantitative factors (e.g. a company's contribution to net sales, total assets and net income of the SGL Group) as well as on qualitative risk indicators.

Management Controls: These process-independent controls and measures at management level form the infrastructure and prerequisite for an effective ICS. The management controls are assessed annually by conducting structured, written surveys of the management of all as well as of selected smaller companies, of our Business Areas and Units and of the managers of our corporate functions.

Controls relating to business and IT processes: More than 300 business processes worldwide are covered by almost 1,200 controls. A large number of these controls are performed automatically or with IT support.

Documentation: Processes and controls are documented at all relevant companies using a uniform standard. This standard comprises process descriptions, flow charts and risk control matrices.

Effectiveness of the ICS: The effectiveness is verified by means of control tests on a random sample basis. The effectiveness is given when no or no significant control weaknesses are detected. The materiality of the control weaknesses refers to possibly erroneous information affecting financial reporting.

We maintain our ICS in an ongoing periodic process that mainly comprises two phases recurring at annual intervals. In the first phase, changes in the processes and in the business environment are identified and included in the ICS documentation, where necessary. The updated process and control documentation is then signed by the process and control owners, thus attesting that the ICS documentation is accurate and up-to-date.

In the second phase, the effectiveness of the ICS is verified. This is accomplished by detailed testing of the controls, which is performed by Internal Audit. Should control weaknesses be detected, an action plan is immediately implemented with a view to eliminating the weaknesses. The test results and the key data of the ICS are then reported to the companies, the Board of Management and subsequently to the Supervisory Board.

The implementation, maintenance and further development of the ICS are performed by our centralized ICS department on behalf of the Board of Management. Local or Regional ICS Responsibles (e.g. in North America and China) support the process and control owners at the companies and serve as local contact persons for all ICS-related issues. The process owners ensure that the documentation of the processes and controls is accurate and up-to-date, while the control owners perform the controls, provide evidence of control performance and update the control documentation. Our centralized IT department serves as the point of contact for all IT-related subjects and designs the IT controls. Internal Audit performs the tests to monitor the effectiveness of the internal control system.

RMS & ICS REPORTING

The Board of Management regularly reports to the Supervisory Board on the risk situation, risk management and on the effectiveness of the ICS. In addition, the Internal Audit, acting as an independent organizational unit, reviews all elements of the risk management system (RMS) at regular intervals. Business responsibility is borne by the business units in SGL Group. Consequently, operational risk management is anchored in these units.

RISK TRANSFER VIA INSURANCE PROTECTION

SGL Group has global insurance coverage for its major business risks, which has been developed together with the Company's insurers. Under these insurance policies, the risk after agreed deductibles is transferred to the relevant insurance carrier. The risk transfer to insurance carriers could be adversely affected by defaulting insurers during the current financial and economic crisis and therefore we counter this risk by distributing our risk to several insurance carriers. Furthermore, in principle only such insurers who carry at least an A-rating are chosen. Our external insurance broker is responsible for continuous monitoring and reporting on the possibility of falling below this rating, as set forth in the mandate agreement concluded with him. To protect our employees and the environment, as well as our buildings, plants and machinery, actions designed to prevent damages are continuously improved and communicated via regular training. Implementation of identified prevention and security measures for risk reduction is ensured by regular plant visits coordinated world wide. The SGL Group allocates appropriate capital investment for minimizing risk to all facilities.

MARKET AND BUSINESS ENVIRONMENT RISKS

The financial and economic crisis will continue to have a significant impact on the Group's financial performance in 2010. There is still very limited visibility in the markets. Furthermore, uncertainties regarding economic and political conditions are affecting demand for our products. These sales risks are partly offset by the wide diversification of our product range, our global presence, and the numerous customer industries we supply. Some industries, such as the steel and aluminum industries, presently expect an increase in production volumes. In other sectors, such as alternative energies (wind and lithium-ion batteries), demand did not decline or softened only slightly. From today's perspective, the extent to which the current economic crisis is likely to affect the development of general fundamental trends (e.g. CO_2 emission reductions, more efficient energy utilization, demand for materials of higher quality) is not yet clear.

Our Business Area Performance Products is highly dependent on the trend in the steel industry, in particular electric furnace steel production, as well as in the aluminum industry. Both the World Steel Association and the aluminum industry expect a return to positive growth in 2010. In the Business Areas Graphite Materials & Systems and Carbon Fibers & Composites, the outlook is similar for many of our customers in the semiconductor and chemical industries. However, some of our customers' industries (e.g. automotive industry) expect only a slight recovery for 2010. In our opinion, global demand for carbon fiber in 2010 will not significantly exceed 2009 levels. As a result, the recently installed global production facilities will not be fully utilized in 2010 and possibly not even 2011. As a whole, the unsatisfactory price trend may thus continue even into the next two years. The resulting drop in income will continue to be counteracted by cost reduction programs.

We employ structured procurement concepts as well as medium-term and long-term framework agreements to balance out volatility in energy markets and any unforeseen price increases in our principal raw materials. As a result of business relationships built up over many years, we have been able to develop appropriate strategic concepts with our main suppliers. Given the expected economic trends in our main customer industries, the risk arises that in 2010 we may not be able to compensate for rising raw material and energy prices by implementing corresponding increases in our selling prices.

FINANCIAL RISKS

Due to new financing arrangements concluded in 2007 and the additional convertible bond issued in 2009, there is a significantly lower overall financial risk in SGL Group than in previous years. We are under an obligation to comply with certain covenants with respect to our lenders and bondholders. Should we fail to comply with these covenants, the loans may have to be renegotiated. Financial risks are monitored and controlled centrally. We ensure that any peaks in cash requirements are covered at all times by maintaining a strict liquidity policy with rolling liquidity and financial planning based on current estimates of operating profit and cash flow in the business units. The Group's financing requirements are covered by existing credit facilities under the corporate bond, convertible bonds and credit lines with banks. The global weakening in various industries has led to deterioration in the creditworthiness of our major customers in these sectors. This situation bears default risks that we are dealing with by means of effective receivables management. This entails a regular review of the credit standing and payment patterns of our customers and the establishment of credit limits according to credit management guidelines applied throughout the Group. Bank guarantees and credit insurance also limit any possible bad debt risks. Other financial risks arise from changes in interest rates and exchange rates; we hedge these risks by means of derivative financial instruments. The primary principle in all activities in connection with these derivatives is the minimization of risk. In addition to separation of the trading and control functions, we also carry out regular risk assessments in this area.

CURRENCY RISKS

Our key financial indicators are influenced by exchange-rate fluctuations arising from our global business activities. By optimizing operating cash inflows and outflows in a particular foreign currency, we reduce our transaction-related currency risk. To cover any other currency risk above this level, we enter into currency hedges using derivative financial instruments. For 2010 the major transaction-related net currency exposures have been hedged.

TECHNOLOGY RISKS

To reinforce the innovative strength of all our global business units, research and development activities across the Group are consolidated in Technology & Innovation organization (T&I). The comprehensive range of knowledge from the various research departments is brought together within this research organization and made available to all units. This serves to accelerate work on development projects and increases the success rate. We forecast that the implementation of technologically important platform projects will further strengthen our corporate portfolio, thereby enabling us to offset the risks arising from technological change.

The development and utilization of new technologies is an integral part of our growth strategy. We take a number of approaches to minimizing the accompanying technological risks including rigorous project evaluation and prioritization. Decisions on the continuation of individual projects are linked to predefined milestones. We adjust for and limit possible risk situations by regularly reviewing our project portfolio on the basis of technological and commercial criteria. The involvement of specialized external partners in technology projects also allows us to distribute some of the risks.

LEGAL AND TAX RISKS

We recognize provisions for legal disputes if it is probable that an obligation will arise and it is possible to make a reasonable estimate of the amount of the obligation. However, the recognized provisions may turn out to be insufficient to cover the losses or expenses resulting from the litigation, leading to a considerable negative impact on the financial position and financial performance of the Company.
Changes in tax or legal provisions in individual countries in which we operate may lead to a higher tax expense or higher tax payments and may have an impact on our deferred tax assets and liabilities.

REGULATORY RISKS

As a result of the new EU legislation on chemicals (REACH), there will be changes in the legal registration, assessment and licensing of chemical substances. As it stands at the moment, this creates a risk that – compared with the facilities of competitors not manufacturing in the EU – our European production facilities and also those of our customers will be disadvantaged by costly testing and registration procedures. It is not possible at this time to quantify the costs involved.

As a result of close contact with authorities and industry associations, our Corporate EHSA (Environment, Health & Safety, Auditing) function receives a constant flow of information on the latest developments and provisions under the REACH regulation. Furthermore, we are ensuring that the legal stipulations are being strictly adhered to and the registration of substances completed on a timely basis by means of a REACH implementation team. In this way we ensure that we can respond promptly to changes, while minimizing risk.

Stricter liability or environmental protection legislation could increase our costs. A rise in social security contributions and other statutory ancillary payroll benefits would also lead to cost increases.

HUMAN RESOURCES RISKS

Our employees and management constitute a key pillar in SGL Group's success. We ensure that our employees at all levels constantly have the right combination of skills and motivation by means of a targeted national and international HR training and professional development programs. In addition to excellent social benefits and performance-related pay, a further fundamental component of our HR policy is the broad range of programs allowing employees to share in the profits generated by the business. Our managers can also participate in share-based incentive programs.

OBLIGATIONS FOR PENSIONS AND HEALTH BENEFITS

Our pension obligations in the North American companies are supported by pension funds. Any residual payment obligations resulting from negative trends in stock markets were sufficiently taken into account in previous years. Pension obligations for German employees have been financed by employee and company contributions since April 1, 2000, and are managed by a legally independent pension fund. The financial crisis had practically no effect on the cash assets of this pension fund in 2009 due to its prudent investment policy. Employee pension claims created prior to April 1, 2000, as well as claims related to supplementary insurance for managers in Germany, are covered by provisions. The medium-term and long-term capacity of SGL Group to meet its obligations is monitored by a separate internal control body (SGL Group Pension Governance Committee). Any necessary adjustments to the systems are analyzed by this body and implemented in the different units. In 2009, we reworked the pension schemes in Germany and the USA and provided them with a more contribution-oriented structure. The pension commitments for new hires were adapted in Germany. Pension commitments in general (for present staff and for all future employees) were adjusted in the USA as of January 1, 2010. Direct obligations related to health benefits exist only in the USA for SGL Group. Ongoing review and modification of commitments limit the resulting risks.

IT RISKS

To ensure that all business processes are handled securely, the information technology used by the Group is checked and modified on an ongoing basis. SGL Group has an integrated, standard, group-wide IT infrastructure. Global security systems, mirror databases, virus protection and encryption systems, together with comprehensive access authorization structures – all based on current technological standards – protect us against the loss or manipulation of data. As part of our IT control systems, established control processes are updated on a regular basis in order to effectively prevent unauthorized access to systems and data.

RISKS FROM MERGERS, ACQUISITIONS AND CAPITAL INVESTMENT

All merger, acquisition and capital investment decisions entail extensive risks caused by the large amount of funds required and the capital employment involved. SGL Group therefore makes great efforts to minimize the risk in the preparation, implementation and the follow-up of these decisions. This is carried out by means of comprehensive due-diligence instructions and efficient project management and control. We are supported in this endeavor by well-known consultants, auditing firms and teams of internal experts. Nevertheless, it is not possible to guarantee that each acquired business will be integrated promptly and successfully, and that such businesses will enjoy growth in the future. In addition, acquisitions may lead to a significant increase in goodwill and other non-current assets. Corrective write-downs on these assets as a result of unforeseen business developments may also have a negative impact on our profits.

OVERALL RISK ASSESSMENT FOR SGL GROUP

An overall assessment of the above risks primarily reveals market risks in connection with price and volume developments, both on the sales and procurement side. In contrast, internal production processes are much less subject to risk.

Presently, there are no financial risks that impact negatively on SGL Group. On the basis of information currently available, there are in our opinion no individual material risks – either presently or in the foreseeable future – that could jeopardize the business as a going concern. Even if the individual risks are viewed on an aggregated basis, they do not jeopardize SGL Group's continued existence. Furthermore, we are convinced that the sales and earnings risks arising from the anticipated economic conditions will not jeopardize the Company's existence.

Additional Disclosures Pursuant to Section 315 of the German Commercial Code (HGB)

- As of December 31, 2009, the issued capital of the Company was €167,370,821.12 divided into 65,379,227 no-par-value bearer shares, each with an imputed share of the issued capital of €2.56 (see notes to the consolidated financial statements, Note 22).
- The Board of Management of SGL Carbon SE is not aware of any restrictions on voting rights or the transfer of shares.
- The Company has been informed of direct or indirect shares in capital exceeding ten percent of voting rights by SKion GmbH in April of 2009. SKion GmbH now holds 22.25% of SGL Carbon SE shares.
- The Company has not issued any shares with special rights conferring control authority over the Company.
- There are no restrictions on employee voting rights.
- The Articles of Incorporation do not include any rules governing the appointment or dismissal of members of the Board of Management. In accordance with legal provisions, such decisions are taken by the Supervisory Board. Changes to the Articles of Incorporation are decided by approval of a resolution at the Annual General Meeting. Under section 17 [3] of the Articles of Incorporation, such decisions require a simple majority of the issued capital represented at the vote on the resolution, providing the decision does not concern a change in the purpose of the Company.
- Subject to the consent of the Supervisory Board, the Board of Management is authorized to issue new shares from authorized or conditional capital (see section 3 [6] to section 3 [11] of the Articles of Incorporation). Subject to the consent of the Supervisory Board, the Board of Management is also authorized in the period up to October 24, 2009, to buy back the Company's own shares pursuant to section 71 no. 8 of the German Stock Corporation Act (AktG) (see notes to the consolidated financial statements, Note 22).
- In the event of a change of control the Company may be under an obligation to repay amounts lent to the Company by lenders or bondholders under major financing agreements (syndicated loan, corporate bond).
- The Company has entered into compensation agreements with the members of the Board of Management and senior managers that will be triggered in the event of a change of control (see notes to the consolidated financial statements, Note 33).

DECLARATION PURSUANT TO SECTION § 289 A GERMAN COMMERCIAL CODE (HGB)

Corporate Governance declaration pursuant to § 289 a HGB was published on our website www.sglcarbon.com.

Outlook

BUSINESS POLICY

The global financial and economic crisis has clearly left its mark on the financial results of fiscal 2009. We are convinced, however, that the fundamental trends for our materials and applications continue to be robust and will improve once the crisis has passed. One of these global trends is the accelerated substitution process: Traditional raw materials, other materials and energy sources are increasingly being replaced by alternative materials. SGL Group can profit from this trend by leveraging new technologies, for instance in the Business Area Carbon Fibers & Composites. In addition, other mega trends such as environmental protection and mobility create new areas of application for our products. Carbon will in future generate high demand for SGL Group as the "steel of the future."

Accordingly, we aim to consistently implement our growth strategy "Broad Base. Best Solutions". (For more information please refer to the strategy chapter).

CUSTOMER MARKETS

Our customer markets in Asia and Eastern Europe are set to grow dynamically in the current year 2010 and in the next few years. We aim to participate in this growth with our products and the significant local presence we have built up primarily in Asia.

While the strong need for basic materials in Asian emerging markets continues unabated, demand for new materials and renewable energies continues to rise in the industrial nations of the West. These factors will translate into increased demand for our products.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

In response to the climbing levels of demand, SGL Group looks to consistently develop new and innovative materials and products, thus further enhancing its technological expertise in applications and processes. Our SGL Excellence initiative, which has been successful for years, will contribute to achieving these objectives.

DEVELOPMENT OF NEW TECHNOLOGIES

Due to the dynamism of growth fields in the Business Segment Advanced Materials, expenditures for research and development will remain at a high level during fiscal 2010 and subsequent years. During the year under review, we intensified SGL Group's global research and development activities in the new Technology & Innovation (T&I) Center at the Meitingen site opened in 2008. We are expanding the laboratory and pilot production infrastructure around the T&I Center in order to be able to increasingly implement new ideas and concepts.

The number of scientific staff will continue to grow in this area in the medium term. Expenses for planned environmental measures in 2010 to 2012 will be approximately at the previous years' level.

FUTURE PRODUCTS

As one of the leading global manufacturers of carbon products, it is essential for SGL Group to continuously develop new products and solutions in order to achieve profitable growth and create added value for our customers. Our T&I organization systematically develops cutting-edge high-performance materials for future applications, including both continued development of existing products and technologies as well as novel solutions for new application areas. Our development will remain focused on innovative materials and solutions for more efficient energy utilization, as well as on high-performance fibers and composites. An additional focus is on the development of applications that are both environmentally friendly and use resources sparingly; their share in Group sales is anticipated to grow even further from the current 60% over the coming years.

ECONOMIC OUTLOOK

According to expert opinion, the global economy will slowly recover in fiscal 2010. This return to growth, however, is based primarily on special developments, such as national economic packages in many countries and expansive monetary policy. Accordingly, this growth will initially be accompanied by many risks. For instance, there is a risk that private demand will remain weak in many industrialized countries due to the anticipated rise in unemployment. The timing of monetary policy plays an important part in the course of events. In most industrialized countries, low inflation rates will keep a brake on monetary policy as the economy begins to recover, while in many emerging markets a change in interest rates could be undertaken more rapidly. On the whole, a moderate increase in central bank rates is anticipated for 2010.

In its study of January 2010, the IMF anticipates strong growth of 3.9% in 2010 for the global economy. An increase of 2.7% is predicted for the current fiscal year in the United States, while Germany is expected to grow by roughly 1.5% and the eurozone by 1.0%. China is likely to make the strongest contribution to global growth with a hike of 10.0%, and dynamic growth is also expected in India and Brazil, a country with increasing economic importance. In its study of November 2009, the OECD shows a less optimistic outlook, predicting a growth rate of 1.9% for all OECD countries in 2010, with growth of 2.5% for the US, 0.9% for the eurozone and 1.4% for Germany. The forecasts are more optimistic for 2011 with global economic growth of 2.5%, borne especially by a strong upsurge in emerging markets and moderate growth rates in the industrialized countries.

INDUSTRY TREND

The World Steel Association in 2009 predicted steel demand for 2010 at the level preceding the global economic crisis, following significant upward corrections of its own forecast. Global demand is set to rise by 9.2% to 1.206 billion tons in response to a stronger-than-expected recovery. While China is expected to let off some steam after its countercyclical boom in 2009, the experts assume considerable increases in steel production, in particular in the Europe-North America-Japan triad.

Investments in both new and existing smelting furnaces have largely been postponed in the aluminum industry, which anticipates only a slight rise in production for the current fiscal year. In the year under review, however, the production decline in the aluminum industry was much less severe than e. g. in the steel industry. The prospects for world trade on the whole are more optimistic again at the time of writing this report: Leading economists expect a quick recovery in world trade once the recession has been left behind.

Emerging markets and developing countries are, however, likely to benefit more than industrialized countries. It is not yet clear whether global trade will again serve as the traditional growth driver for the global economy. Cefic, the European Chemical Industry Council, anticipates growth of 5% over 2009, starting from a low base. The aviation association IATA expects that in 2010 a sustained recovery will set in for its industry. The field of alternative energy offers a rather diverse picture: The wind industry expects growth primarily in the offshore market, in particular in Europe, over the next few years, and the solar industry anticipates a rise in demand of 25%, especially in China, for 2010. The recovery in the semiconductor industry is likely to continue. The same is expected for lithium-ion batteries.

SALES AND EARNINGS GROWTH

Business Area Performance Products

Due to rising production output in the steel industry, increased shipments can be anticipated in 2010 for graphite electrodes. We shall not, however, attain the sales levels preceding the crisis, due to overall developments of steel producers with electric arc furnaces, the customer segment which is relevant to us. In addition we are not expecting any decreasing costs for raw materials in 2010. Due to the short advance order times practiced by our customers, there is little visibility for the second half of 2010. The order cycles of steel producers are currently likely to be on a short-term basis and cover a period of approximately three to six months.

After two very strong years, we envision 2010 as being a year of transition for the cathode business. Most maintenance investment in the aluminum industry has been concluded and construction of new aluminum smelting sites has been postponed to the years after 2010.

On the whole, we expect slightly higher sales revenues for the Business Area Performance Products in fiscal 2010 in response to improvements in the graphite electrode business. From the current perspective, however, and given continued uncertainty, it is not possible to fully assess whether the recovery in graphite electrodes will be sufficient to balance the earnings decline in the cathode business. Due to recovering demand for our customers' steel and aluminum products in response to a stronger economy, we regard the trend for 2011 in a more optimistic fashion.

Business Area Graphite Materials & Systems

The Business Area Graphite Materials & Systems, with its typical cycle lag, was still relatively stable in the first half of 2009, as it was profiting from high order levels from the previous year. Diminishing incoming orders since the beginning of 2009, however, resulted in a weaker second half of the year, which was further reinforced by our own inventory corrections. This trend is set to continue in the first half of 2010. We expect, however, that this business area will also benefit from rising demand in the second half of the year as the economy recovers. An initial indication of this is reflected in incoming orders in January this year, which were significantly higher than in previous months. Sales and earnings are forecast for 2010 at approximately the same level as in 2009. A return to growth in sales and earnings, following the outstanding results in 2008, should be possible as of 2011.

Business Area Carbon Fibers & Composites

The Business Area Carbon Fibers & Composites is especially affected by low capacity utilization in the carbon fibers business, a consequence of several issues including projects being postponed in the aviation and wind industries, generally lower demand from the sport and consumption sector and persistent high inventory levels. This trend is likely to continue in 2010. Nevertheless, we expect rising sales resulting from new orders concluded in 2009 at HITCO, our component supplier for the aviation and defense industries. Higher sales will also translate into significantly better results for the Business Area Carbon Fibers & Composites as compared to 2009, although this will not be sufficient to bring us back into the black in 2010. We have set ourselves the goal of a complete turnaround in this business area in 2011.

EXPECTATIONS REGARDING FINANCIAL POSITION AND PLANNED CAPITAL INVESTMENT

The Group's financing requirements are determined by the strategic business plans of the operational business units. These are reviewed annually based on new plans. The financing requirements for fiscal 2010 and 2011 are covered by the existing liquidity reserve. Based on our solid financing structure which takes a long-term perspective, refinancing of existing finance instruments will not be required in 2010 and 2011. In the event that the economic recovery should be delayed during the rest of the year, we will postpone our investment projects. We aim to maintain our gearing at 0.5. Due to the large number of long-term expansion projects underway in all business areas, investments will remain at high levels in 2010 and 2011.

LIQUIDITY DEVELOPMENT

A sound balance sheet structure, the available financing framework and operating cash flow will guarantee for the anticipated liquidity requirements for 2010 and 2011; this also includes the financing of our planned growth strategy.

DIVIDENDS

In principle we feel obliged to pay our shareholders profit-related dividends on an ongoing basis. SGL Group is, however, a growth-oriented company that aims at market leadership with numerous promising business potentials. We are currently in a significant investment phase, which aims at enhancing shareholder value over the long term. At the same time, our goal is to finance these considerable expenses from current operating cash flow. The cash flow available after investment is, thus, limited and as a rule we exclude the option of paying dividends financed by debt.

MANAGEMENT OF OPPORTUNITIES

SGL Group has a Company-wide opportunities management system. This system allows us to identify opportunities that help us transact business successfully on a sustained basis. Our managers at all levels are motivated by variable salary components to encourage identification and exploitation of potential opportunities.

By constructing the new T&I Center, SGL Group showed evidence of its efficient opportunity and, therefore, innovation management in consolidating global research and development skills at the Meitingen site. This example illustrates how we are responding to our customers' increasing demands: by expanding our technical expertise in applications, processes and in developing novel materials and products.

We also continuously observe worldwide mega trends in order to take advantage of opportunities for our Company. In general, SGL Group is reaping the benefits of two fundamental trends. First, industrialization in the emerging markets in Asia and Eastern Europe is a strong driver of global growth. Secondly, the global acceleration of the substitution and innovation process – such as in the area of alternative energies, environmentally friendly materials and technologies – represents a major global challenge. We are outstandingly positioned with our products and solutions both for basic materials such as steel and aluminum, as well as for new environmentally protective technologies.

OPPORTUNITIES IN THE BUSINESS AREAS

Performance Products

Continously high demand for steel products, especially in the BRIC (Brazil, Russia, India and China) countries, as well as development towards electric arc technology in steel production, drives demand in the Business Unit Graphite & Carbon Electrodes. The plant currently being built in Malaysia will establish new standards with respect to cost and quality. We are convinced that we will be in a position to further strengthen our leading position in graphite electrodes. The dynamic growth anticipated in the primary aluminum industry as the crisis subsides will result in a high demand for cathodes. Furthermore, the modernization of existing aluminum capacity will be associated with a shift in demand to higher-quality graphitized cathodes; a trend from which we will benefit.

Graphite Materials & Systems

The Business Area Graphite Materials & Systems is well-positioned in the area of low CO_2 power generation and more efficient energy utilization, enabling us to participate in the new developments in the market. We will exploit our opportunities as materials specialist in the global market. SGL Group already has a broad portfolio of high-quality solutions and products for the solar and nuclear industry, as well as the battery and LED industries. Furthermore, we have phase-change materials at our disposal that are based on expanded graphite and offer approaches to optimizing air-conditioning technology. At the beginning of 2010, we defined a new business unit called New Markets, which focuses on the accelerated development and marketing of new graphite-based products and applications.

Carbon Fibers & Composites

There is a high degree of dynamic growth in the Business Area Carbon Fibers & Composites. Here, too, SGL Group is represented with products for power generation technology. Our carbon fiber products, for instance, reinforce large blades on wind turbines. In particular, the trend to offshore wind farms offers significant opportunities. We perceive major growth potential in the automotive industry as well, due to greater use of carbon fibers and composites. We have positioned ourselves ideally here via the BMW Group and Benteler-SGL joint venture. Opportunities for our US subsidiary HITCO exist especially in the large increase of carbon fiber composites used in the aviation industry.

ACHIEVEMENT OF TARGETS

Global economic developments continue to harbor uncertainties. It is these developments, however, that will determine the extent to which SGL Group will achieve its targets. The extremely volatile financial and currency markets could have either positive or negative effects on exchange rates from SGL Group's current perspective. Higher raw material and energy costs could accelerate the process of substituting traditional materials with graphite and carbon fiber products. Additional sales and earnings potential may also be generated for our Company by further energy measures stipulated by law, as well as by the continued promotion of alternative energies.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Business and General Conditions 65
Financial Performance and Financial Position 78
Events after the Balance Sheet Date 105
Risk Report 105
Additional Disclosures Pursuant to Section 315 of the HGB 110
Outlook 110

GENERAL STATEMENT ON ANTICIPATED DEVELOPMENTS

Despite the decline in sales of key products, such as graphite electrodes, the crisis year 2009 was cushioned by business from cathode and specialty graphite, which still benefited from high order levels stemming from the previous year. We expect a reversal in this development for 2010, which in total allows us to anticipate an operating earnings position close to the 2009 level. In the course of the transition year, 2010, we perceive an opportunity for SGL Group to significantly strengthen its global market position for the following years by utilizing its broad materials skills, as well as its comprehensive product portfolio and countercyclical investments. The longer-term economic recovery forecast and the continuing mega trends, particularly the substitution of materials, as well as the increased use of our products in energy technology should allow for profitable growth starting in 2011.

Wiesbaden, February 26, 2010

SGL Carbon SE

The Board of Management

IMPORTANT NOTE:

Our annual report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results that are different from these forward-looking statements. The statements on future developments should not be considered as guarantees. Rather, future developments and events depend on a number of factors, and contain various risks and unanticipated circumstances and are based on assumptions which may prove to be inaccurate. These risks and uncertainties include, for example, unforeseeable changes in political, economic, and business conditions, particularly in the area of electric steel production, in the competitive environment, interest-rate and exchange-rate fluctuations, technological developments, as well as other risks and unanticipated circumstances. Other risks that in our opinion may arise include price changes, unexpected developments related to acquisitions and subsidiaries, and unforeseen risks in ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

CONSOLIDATED FINANCIAL STATEMENTS

118 Consolidated Income Statement

119 Consolidated Statement of Comprehensive Income

120 Consolidated Balance Sheet

122 Consolidated Cash Flow Statement

124 Consolidated Statement of Changes in Equity

126 Notes to the Consolidated Financial Statements

214 List of Companies

216 Independent Auditors' Report

CONSOLIDATED INCOME STATEMENT SGL CARBON SE

in €m	Notes	2009	2008*
Sales revenue	6, 15, 30	**1,225.8**	**1,611.5**
Cost of sales	6	-888.9	-1,071.3
Gross profit		**336.9**	**540.2**
Selling expenses	6	-115.2	-162.4
Research and development costs	6	-35.1	-36.2
General and administrative expenses	6	-64.2	-67.5
Other operating income	7	25.6	51.0
Other operating expenses	7	-37.6	-19.2
Impairment losses	8	-74.0	0.0
Profit from operations	30	**36.4**	**305.9**
Result from investments accounted for using the equity method	9	-9.9	0.4
Interest income	9	1.1	7.4
Interest expense	9	-43.0	-42.0
Other financing costs	9	-2.2	-12.9
Loss / profit before tax		**-17.6**	**258.8**
Income tax expense	10	-42.7	-68.3
Net loss / profit for the year		**-60.3**	**190.5**
Attributable to: Minority interest		0.1	0.8
Consolidated net loss / profit (attributable to shareholders of the parent company)		**-60.4**	**189.7**
Earnings per share (€)			
– Basic earnings per share (EPS)	11	-0.93	2.95
– Diluted earnings per share (EPS)	11	-0.93	2.78

* Prior-year comparatives adjusted. Please refer to Note 5.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement **118**
Consolidated Statement of Comprehensive Income **119**
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

in €m	Notes	2009	2008
Net loss / profit for the year		**-60.3**	**190.5**
Cash flow hedges[1]		18.1	-30.6
Currency translation		3.1	-20.5
Actuarial gains / losses on defined benefit plans and similar obligations[2]	23	-13.5	3.4
Other comprehensive income		**7.7**	**-47.7**
Total comprehensive income		**-52.6**	**142.8**
of which attributable to shareholders of the parent company		-52.5	141.8
of which attributable to minority interest		-0.1	1.0

[1] Includes tax effects of €-4.3 million (2008: €7.5 million)
[2] Includes tax effects of €6.5 million (2008: €11.5 million)

CONSOLIDATED BALANCE SHEET SGL CARBON SE

Assets in €m	Notes	Dec. 31, 2009	Dec. 31, 2008*
Non-current assets			
Goodwill	12	112.1	92.8
Other intangible assets	12	28.6	34.7
Property, plant and equipment	13	634.8	632.7
Investments accounted for using the equity method	14	49.8	19.3
Non-current receivables from long-term construction contracts	15	28.1	20.8
Other non-current assets	16	9.4	8.9
Deferred tax assets	21	55.1	72.0
		917.9	**881.2**
Current assets			
Inventories	17	398.2	439.6
Trade receivables	18	218.8	282.9
Income tax assets		8.0	8.1
Other receivables and other assets	19	34.3	44.4
Cash and cash equivalents	20	302.3	123.1
		961.6	**898.1**
Assets held for sale	19	1.0	0.0
Total assets		**1,880.5**	**1,779.3**

* Prior-year comparatives adjusted. Please refer to Note 5.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Equity and liabilities in €m	Notes	Dec. 31, 2009	Dec. 31, 2008*
Equity			
Issued capital	22	167.4	165.6
Capital reserves	22	497.2	459.4
Retained earnings		85.9	138.4
Equity attributable to the shareholders of the parent company		750.5	763.4
Minority interest		4.7	4.5
Total equity		**755.2**	**767.9**
Non-current liabilities			
Provisions for pensions and other employee benefits	23	235.2	223.3
Other provisions	24	13.7	13.1
Interest-bearing loans	25	595.2	403.5
Other liabilities	25	42.8	40.1
Deferred tax liabilities	21	3.8	2.9
		890.7	**682.9**
Current liabilities			
Other provisions	24	68.9	77.7
Current portion of interest-bearing loans	25	6.5	5.4
Trade payables	25	99.8	165.3
Income tax payables	25	2.4	8.0
Other liabilities	25	57.0	72.1
		234.6	**328.5**
Total equity and liabilities		**1,880.5**	**1,779.3**

* Prior-year comparatives adjusted. Please refer to Note 5.

CONSOLIDATED CASH FLOW STATEMENT SGL CARBON SE

in €m	Notes	2009	2008*
Cash flows from operating activities			
Loss / profit before tax		-17.6	258.8
Adjustments to reconcile loss / profit to net cash provided by operating activities:			
Interest expense (net)		41.9	34.6
Gain / loss on sale of property, plant and equipment		1.0	-3.1
Impairment losses	8	74.0	0.0
Depreciation / amortization expense	12, 13	60.3	54.3
Amortization of refinancing costs	9	2.1	1.7
Interest received	9	1.1	7.4
Interest paid		-13.3	-19.9
Income taxes paid	10	-32.9	-42.3
Changes in provisions, net		5.2	23.7
Changes in working capital			
Inventories		23.5	-51.6
Trade receivables		51.7	-53.3
Trade payables		-64.8	22.2
Other operating assets / liabilities		-4.2	-13.9
Net cash provided by operating activities		**128.0**	**218.6**

* Prior-year comparatives adjusted. Please refer to Note 5.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

in €m	Notes	2009	2008*
Cash flows from investing activities			
Payments to purchase intangible assets and property, plant and equipment	12, 13	-153.9	-239.5
Proceeds from sale of intangible assets and property, plant and equipment		3.2	4.6
Payments from disposal of a consolidated entity / Payments for the acquisition of a subsidiary (less cash acquired)	5	-0.6	-14.3
Payments for investments accounted for using the equity-method and for other financial assets		-10.7	-5.3
Net cash used in investing activities		**-162.0**	**-254.5**
Cash flow from financing activities			
Proceeds from issuance of financial liabilities		216.2	32.4
Repayment of financial liabilities		0.0	-4.7
Payments in connection with refinancing		-3.3	-0.4
Proceeds from capital increase		0.6	1.8
Other financing activities		-0.2	-0.2
Net cash provided by financing activities		**213.3**	**28.9**
Effect of foreign exchange rate changes		-0.1	0.1
Net change in cash and cash equivalents		179.2	-6.9
Cash and cash equivalents at beginning of year		123.1	130.0
Cash and cash equivalents at end of year	**20**	**302.3**	**123.1**

* Prior-year comparatives adjusted. Please refer to Note 5.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY SGL CARBON SE

in €m	Issued capital	Capital reserves
Balance as at January 1, 2008	**163.6**	**443.7**
Net profit for the year		
Other comprehensive income		
Total comprehensive income		
Capital increase from share-based payment plans	2.0	15.7
Appropriation of net profit 2007		
Balance as at December 31. 2008	**165.6**	**459.4**
Balance as at January 1, 2009 – as originally reported	**165.6**	**459.4**
Other changes in equity		
Balance as at January 1, 2009 – adjusted	**165.6**	**459.4**
Net loss for the year		
Other comprehensive income		
Total comprehensive income		
Equity component of the convertible bond*		30.2
Capital increase from share-based payment plans	1.8	7.6
Appropriation of net profit 2008		
Other changes in equity		
Balance as at December 31, 2009	**167.4**	**497.2**

* After deduction of transaction costs of €0,5 million

Equity attributable to the shareholders of the parent company							
Retained earnings							
		Accumulated other comprehensive income					
Accumulated profit/loss	**Consolidated net profit/loss**	**Currency translation**	**Cash flow hedges (net)**	**Total retained earnings**	**Equity attributable to the shareholders of the parent company**	**Minority interest**	**Total equity**
-104.5	**133.5**	**-36.1**	**3.7**	**-3.4**	**603.9**	**3.5**	**607.4**
	189.6			189.6	189.6	0.8	190.4
3.4		-20.7	-30.6	-47.9	-47.9	0.2	-47.7
3.4	**189.6**	**-20.7**	**-30.6**	**141.7**	**141.7**	**1.0**	**142.7**
					17.7		17.7
133.5	-133.5						0.0
32.4	**189.6**	**-56.8**	**-26.9**	**138.3**	**763.3**	**4.5**	**767.8**
32.4	**189.6**	**-56.8**	**-26.9**	**138.3**	**763.3**	**4.5**	**767.8**
	0.1			0.1	0.1		0.1
32.4	**189.7**	**-56.8**	**-26.9**	**138.4**	**763.4**	**4.5**	**767.9**
	-60.4			-60.4	-60.4	0.1	-60.3
-13.5		3.3	18.1	7.9	7.9	-0.2	7.7
-13.5	**-60.4**	**3.3**	**18.1**	**-52.5**	**-52.5**	**-0.1**	**-52.6**
				0.0	30.2		30.2
					9.4		9.4
189.7	-189.7						0.0
						0.3	0.3
208.6	**-60.4**	**-53.5**	**-8.8**	**85.9**	**750.5**	**4.7**	**755.2**

NOTES

127 General Disclosures

1. Basis
2. Consolidation methods
3. Accounting policies
4. Significant accounting judgments, estimates and assumptions
5. Changes in scope of consolidation

142 Consolidated Income Statement Disclosures

6. Cost of sales, functional costs
7. Other operating income and expenses
8. Impairment losses
9. Result from investments accounted for using the equity method and net financing costs
10. Income taxes
11. Earnings per share (EPS)

152 Consolidated Balance Sheet Disclosures

12. Intangible assets
13. Property, plant and equipment
14. Investments accounted for using the equity method
15. Receivables from long-term construction contracts
16. Other non-current assets
17. Inventories
18. Trade receivables
19. Other receivables and other assets
20. Cash and cash equivalents
21. Deferred taxes
22. Equity
23. Provisions for pensions and other employee benefits
24. Other provisions
25. Liabilities

182 Consolidated Cash Flow Statement Disclosures

26. Cash flow statement disclosures

183 Other Disclosures

27. Contingent liabilities and other financial obligations
28. Related-party transactions
29. Additional disclosures on financial instruments
30. Segment reporting
31. Management and employee participation schemes
32. List of shareholdings
33. Remuneration of the Board of Management and Supervisory Board of SGL Group
34. Audit fees
35. Annual result of SGL Carbon SE
36. Exemption pursuant to section 264 (3) German Commercial Code (HGB)
37. Declaration pursuant to section 161 German Stock Corporation Act (AktG)
38. Events after the balance sheet date

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

GENERAL DISCLOSURES

1. BASIS

Description of Business Activities

SGL Carbon SE (SGL Carbon), whose registered office is situated at Rheingaustrasse 182, Wiesbaden, Germany, together with its subsidiaries (SGL Group), is a global manufacturer of carbon and graphite products. See Note 30 and the management report for further information on the business activities of the Group.

Basis of Presentation

These consolidated financial statements of SGL Carbon Societas Europaea and its subsidiaries (hereinafter referred to as SGL Group, SGL, Group or the Company) for the year ended December 31, 2009, have, pursuant to section 315a of the German Commercial Code (HGB), been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, as adopted by the European Union (EU) and applicable on the balance sheet date, and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All the standards published by the International Accounting Standards Board (IASB) in force on the date that these consolidated financial statements were prepared and applied by SGL Carbon in these consolidated financial statements have been adopted by the European Commission for application in the EU. The consolidated financial statements of SGL Carbon therefore also comply with the IFRS provisions published by the IASB. The term IFRS is thus used in the text below to cover all such provisions. The consolidated financial statements are presented in millions of euros (€ million) rounded to the nearest €0.1 million unless otherwise indicated.

The Board of Management has prepared the consolidated financial statements on February 26, 2009, and submitted them to the Supervisory Board for approval. It is planned that the consolidated financial statements and the management report for the fiscal year 2009 shall be approved and released for publication at the meeting of the Supervisory Board on March 16, 2009.

Effects of New Accounting Standards

In the fiscal year 2009, the following standards issued by the IASB were required to be applied for the first time within SGL Group:

- IFRS 8 Operating Segments
- IAS 1R Presentation of Financial Statements
- IAS 23R Borrowing Costs
- Amendments to IFRS 7 Financial Instruments: Disclosures
- Amendments to IFRS 2 Share-based payment – Vesting Conditions and Cancellations
- Improvements to IFRS 2008

Since segmentation had already been based on the management approach, the application of IFRS 8 did not result in any material changes. Due to the changes introduced by IAS 1R, companies may elect to present all income and expense items as well as gains and losses of the reporting period in a single statement of comprehensive income, incl. an integrated income statement, or to present these items in two separate statements, i.e. in a separate income statement and a statement of comprehensive income. SGL Group opted for the two-statement approach.

First-time application of IAS 23R, which requires capitalization of all borrowing costs that can be directly allocated to the acquisition, construction or production of qualifying assets, had only minor consequences. The amendments to IFRS 7 include the introduction of a three-level hierarchy for determining the fair value of financial instruments, ranging from quoted prices for similar instruments to inputs not based on observable market data (internal company data). First-time application of the amendments to IFRS 7 resulted in additional disclosures in the notes. First-time application of the amendments to IFRS 2 and Improvements to IFRS 2008 did not have any effects on the presentation of the financial statements.

Effects of Financial Reporting Standards required to be applied in Future

The following financial reporting standards issued by the IASB are not required to be applied at the moment and have neither been applied voluntarily by SGL Group:

IFRS 3 "Business Combinations" (IFRS 3 2008) and IAS 27 "Consolidated and Separate Financial Statements" (IAS 27 2008). The revised standards must be applied in financial years beginning on or after July 1, 2009. IFRS 3 (2008) introduces changes in the method of accounting for business combinations impacting the amount to be recognized for goodwill, the profit or loss for the period in which the acquisition occurs and future profit or loss.

The major changes of IAS 27 (2008) relate to the accounting method for transactions where a company retains control as well as transactions involving a loss of control. Transactions that do not result in a loss of control are accounted for as equity transactions to be recognized directly in equity. Any remaining interest has to be measured at fair value as from the date on which control is lost. In accordance with the revised standard, minority interests (non-controlling interests) may be reported at a negative balance, which means that losses will be allocated for an indefinite period of time on a pro-rata basis to the minority interest.

The Annual Improvements to IFRSs 2009 resulted in a number of minor, individual revisions that will generally not impact the presentation of financial position, cash flows, and profit or loss in the consolidated financial statements of SGL Group. An exception to this are the changes to IAS 17, which will lead to removal of the special provisions for classifying land as a leased asset, with only the general provisions remaining. As a result, an increased number of land leases will be classified as finance leases. This amendment will presumable have an impact of €17 million on the Company's assets, since under the new IFRS 17 a heritable building right currently recognized as an operating lease will have to be reported as a finance lease when the amendment takes effect.

The IASB has issued a number of other pronouncements. The most recently implemented pronouncements as well as the pronouncements not yet implemented are not expected to have a significant influence on the presentation of the consolidated financial statements of SGL Group.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

2. CONSOLIDATION METHODS

The consolidated financial statements are prepared for a twelve-month period ending December 31 and include the single-entity financial statements of SGL Carbon Societas Europaea and its subsidiaries, which are fully consolidated from the date of acquisition, i.e. from the date on which SGL Group acquires control. As of December 31, 2009, the scope of consolidation included 16 German (2008: 17) and 44 (2008: 43) foreign subsidiaries in addition to SGL Carbon SE. Seven jointly-controlled companies (joint ventures) were accounted for using the equity method (2008: six joint ventures). The subsidiaries included in the consolidated financial statements are listed in an annex to the notes to the financial statements ("List of shareholdings of SGL Carbon SE as of December 31, 2009").

The financial statements of the entities included in the consolidated financial statements were prepared in accordance with uniform accounting policies.

In accordance with IAS 27, SGL consolidates its subsidiaries by offsetting the carrying amount of its investment in each subsidiary against the portion of equity it holds in the subsidiary concerned. The equity of the acquired subsidiary is determined on the date of acquisition, taking into account the fair value of the assets, liabilities, contingent liabilities, deferred taxes, and any goodwill on this date. This includes intangible assets at fair value, which had previously not been reported in the single-entity financial statements of the acquired company. Intangible assets identified upon the acquisition of a company such as brand, technology, customer relationships and existing orders are recognized separately when, and only when, the requirements of IAS 38 for the capitalization of an intangible asset are met.

Intragroup receivables and payables, intragroup gains and losses, and intragroup sales revenue, expenses and other income are all eliminated as part of the consolidation process. In accordance with IAS 12, deferred taxes are recognized in respect of timing differences arising from consolidation.

Joint ventures and companies in which SGL Group has the possibility to exercise significant influence on business and financial decisions (mainly by way of direct or indirect voting rights of 20% to 50%, so-called associates) are accounted for using the equity method. Companies in which SGL Group holds the majority of the voting rights, but the minority shareholders have significant participation rights enabling them to block significant business or financial decisions of the majority shareholders in the ordinary course of the operating business, are classified as joint ventures.

An acquisition of additional shares in subsidiaries that does not result in a change of control is accounted for as an equity transaction with owners, with the impact of the transaction between the owners of the parent and the non-controlling interest being recognized directly in equity.

3. ACCOUNTING POLICIES

Foreign Currency Translation

All receivables and payables denominated in foreign currency in the single-entity financial statements of group companies are translated using middle rates as of the balance sheet date, regardless of whether they are hedged or not. The exchange differences arising from the translation of items denominated in foreign currency are reported in the income statement under other operating expense and/or other operating income.

Single-entity financial statements denominated in foreign currencies for companies included in the scope of consolidation are translated on the basis of the functional currency concept (IAS 21) in accordance with the modified closing rate method. From financial, commercial, and organizational perspectives, all subsidiaries operate their respective businesses independently, and the functional currency is therefore identical to their respective local currency. As a consequence, balance sheet items are translated at the closing rate and income statement items at average rates for the year.

Currency translation differences are reported as a separate item of equity. Translation differences on non-current intragroup receivables are treated as net investments in foreign operations and recognized directly in equity. If a foreign operation is sold, the cumulative amount recognized in equity for this operation is expensed in the income statement. No single-entity financial statements from companies in hyperinflationary economies are included in the consolidated financial statements.

Changes in currency exchange rates material to the consolidated financial statements are as follows:

Currencies	ISO code	Middle rate at balance sheet date		Annual average rates	
1 € =		Dec. 31, 2009	Dec. 31, 2008	2009	2008
US dollar	USD	1.4406	1.3917	1.3948	1.4708
Pound sterling	GBP	0.8881	0.9525	0.8909	0.7963
Canadian dollar	CAD	1.5128	1.6998	1.5850	1.5594
Polish zloty	PLN	4.1082	4.1724	4.3313	3.5121
Chinese yuan	CNY	9.8350	9.4956	9.5277	10.2236
Malaysian ringgit	MYR	4.9326	4.8048	4.9079	4.8893
Japanese yen	JPY	133.16	126.14	130.34	152.45

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets in SGL Group comprise, for the most part, cash and cash equivalents, trade receivables, and derivative instruments with a positive fair value. The financial liabilities of the Company primarily consist of the corporate bond, convertible bonds, liabilities to banks, trade payables, and derivative financial instruments with a negative fair value.

Within SGL Group, financial instruments are allocated to the following categories:

- Financial assets available for sale
- Financial assets held for trading
- Loans and receivables
- Financial liabilities measured at amortized cost
- Financial liabilities held for trading

SGL Group does not make use of the category of held-to-maturity investments. SGL Group has not elected to use the fair value option and to designate a financial asset or liability as at fair value through profit and loss upon initial recognition.
Financial instruments are recognized as soon as SGL Group enters into a financial instrument contract.

Financial instruments are initially recognized at fair value. Directly attributable transaction costs relating to the purchase or issuance of a financial instrument, except for financial instruments held for trading, are taken into account upon first-time recognition when establishing the carrying amount of the asset.
The subsequent measurement of financial assets and liabilities depends on the category of the instrument concerned – loans and receivables, available-for-sale financial assets, financial liabilities at amortized cost, or financial assets and liabilities held for trading. For further information, see Note 29.
Financial assets are derecognized when the contractual rights to cash flows from the financial asset in question expire. Financial liabilities are derecognized when the liability has been repaid, i.e. when all financial obligations specified in the agreement have been settled, cancelled or have expired. The difference between the carrying amount of the liability settled and the consideration paid is recognized in profit or loss. A purchase or sale of financial assets at market conditions is recognized as of the settlement date.

Derivative Financial Instruments

In accordance with IAS 39, all derivative financial instruments are recognized in the balance sheet at their market value, at the date the relevant transaction is entered into. The Company determines upon inception of a derivative whether it will be used as a cash flow hedge. Cash flow hedges are used to hedge against fluctuations in future cash flows resulting from highly probable forecast transactions. Individual derivatives do not fulfill the hedge accounting criteria stipulated by IAS 39 although, in substance, they represent a hedge.

Changes in the fair value of derivatives are recognized as follows:

1. Cash flow hedge: The effective portion of the changes in the fair value of derivatives used as cash flow hedges is recognized directly in accumulated other comprehensive income. Amounts recognized in this item are transferred to the income statement when the hedged item affects the income statement. The ineffective portion of fair value changes have to be recognized in income.
2. Hedge of a net investment in a foreign operation: In case of a hedge of a net investment in a foreign operation, the effective portion of the gains or losses from the changes in value of the hedging instrument is recognized directly in equity. The ineffective portion is recognized in the income statement. If the investment is disposed, the measurement gains or losses of the hedging instrument recognized in equity are transferred to the income statement.
3. Stand-alone derivatives (no hedging relationship): Changes in the fair value of derivatives that do not meet the hedge accounting criteria are recognized in the income statement in accordance with the procedure used for financial instruments of the held-for-trading category and, therefore, have to be accounted for at fair value through profit or loss.

The settlement date is used as the date for first-time recognition if trade date and settlement date are not the same.
See Note 29 for further information on financial instruments.

Income and Expenses

Income for the financial year is recognized when realized; expenses as incurred. Sales revenue is recognized upon transfer of risk, following delivery of a product or rendering of services, net of any cash or volume discounts and rebates. Long-term construction contracts are accounted for using the percentage-of-completion (PoC) method; accordingly revenues from construction contracts are recognized in accordance with the stage of completion. The stage of completion is determined on the basis of the ratio of costs already incurred to estimated total costs (cost-to-cost method). If the outcome on a construction contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred (zero-profit method). Insofar as the accumulated capitalized contract revenues exceed the down payments per contract order, the contracts are reported as trade receivables or as a separate item under non-current assets (where contract revenues reported as assets will remain non-current due to the nature of the agreement). If there is a negative balance after deduction of the advance payments, a trade payable is recognized. The full amount of any expected loss on a contract is recognized immediately.

SGL Group grants its customers cash discounts for early payment of outstanding amounts. SGL Group also grants customers volume discounts based on quantities purchased over a specific period. These volume discounts are recognized as a reduction of sales revenue. Operating expenses are recognized when a product is delivered, a service is used, or the expense is incurred. Interest income is allocated to the periods in which it is earned, interest expense to the periods in which it is incurred. The interest portion for long-term construction contracts is reported as sales revenue. Dividends are generally recognized at the time of distribution.

Advertising and sales promotion expenses as well as other customer-related expenses are recognized as incurred. Provisions for estimated product warranty obligations are recognized upon sale of the product concerned.

Goodwill

Goodwill resulting from business combinations is defined by IFRS 3 as excess of the cost of the business combination over the acquirer's share in the pro rata fair value of the acquired identifiable assets, liabilities, and contingent liabilities. Goodwill is measured at cost upon first-time recognition and not amortized. However, IAS 36 specifies that, following initial recognition, goodwill must be tested for impairment annually, as well as whenever there are indications of impairment (Impairment-Test). The impairment test involves allocating the goodwill acquired as of the acquisition date to the group of cash generating units, which represents the lowest level within the organization at which the goodwill is monitored for the purposes of internal management and control. For SGL Group, these are the Business Units Performance Products (PP), Graphite Materials & Systems (GMS), and Carbon Fibers & Composites (CFC). The amount of the impairment, if any, is defined as the difference between the carrying amount and the recoverable amount of the group of cash-generating units to which goodwill has been allocated. At SGL Group, impairment tests are performed in accordance with the procedure described in the section "Impairment of assets and impairment test".

Other Intangible Assets

On initial recognition, intangible assets acquired for a consideration are measured at cost. Intangible assets with a finite useful life are generally amortized on a straight-line basis over their useful life. Impairment losses are recognized in accordance with the impairment test provisions included in IAS 36. The amortization period for intangible assets with a finite useful life is up to ten years. Customer relationships are amortized over their expected useful life of 20 years. The expected useful life of a customer relationship acquired for a consideration is measured in accordance with the term limit of the respective agreement or the observable customer behavior. The amortization expense on intangible assets is reported under various items in the income statement depending on the function of the expense. SGL Group does not amortize intangible assets with an indefinite useful life, but it does test such assets for impairment at least once a year.
Internally-generated intangible assets are only capitalized if the Company can demonstrate the technical feasibility of completing the intangible asset and its intention to complete the asset and use or sell it is proven. The Company must also be able to demonstrate the future economic benefits to be generated by the intangible asset, the availability of adequate resources to complete the development, and its ability to measure reliably the expenditure attributable to the intangible asset during its development.
Research costs cannot be recognized as intangible assets and are therefore expensed as incurred. Nonrepayable government grants are recognized immediately in the income statement under other operating income.

Property, Plant and Equipment

Property, plant and equipment used in the business for more than one year is measured at cost less straight-line depreciation and any impairment losses. The cost of internally developed assets includes a proportion of material and production overhead in addition to the direct costs. If a substantial period of time is necessary for the production of an asset in order to bring the asset to its intended working condition, directly attributable borrowing costs incurred until such working condition is achieved are capitalized as part of the cost of the asset. Repair and maintenance costs that do not extend useful life are expensed directly as incurred. The costs of any improvements that prolong the useful life or increase the opportunities for future utilization of an asset are generally capitalized. If the items of depreciable property, plant and equipment comprise significant identifiable components each with a different useful life, these components are treated as separate accounting units and depreciated over their respective useful lives. If an asset is sold or scrapped, the asset is derecognized from property, plant and equipment and any resulting gain or loss is recognized in the income statement.
Carrying amounts, useful lives and depreciation methods are reviewed each fiscal year and adjusted where required.
Investment grants for the purchase or construction of items of property, plant and equipment result in a decrease of the recognized cost of the respective assets. Other grants or subsidies received are recognized over the contractual life or the foreseeable useful life of the asset.
As in prior years, the following useful lives are used throughout the Group as the basis for calculating depreciation on property, plant and equipment:

Property, plant and equipment useful life

Buildings	10 to 41 years
Plant and machinery	4 to 25 years
Other equipment	3 to 15 years
Office furniture and equipment	3 to 15 years

Leasing

Leases are classified either as finance leases or as operating leases. Leases in which substantially all the risks and rewards associated with the use of the leased asset for a consideration are transferred to SGL Group as lessee are classified as finance leases. In such cases, SGL Group recognizes the leased asset on its balance sheet at the lower of fair value and the present value of the minimum lease payments and then depreciates the asset over the shorter of the asset's estimated useful life or the lease term (if there is no reasonable certainty that SGL will obtain ownership by the end of the lease term). At the same time, SGL recognizes a corresponding liability which is measured at amortized cost using the effective interest method. In the case of leases in which SGL Group is the lessee and the lessor retains the risks and rewards in respect of the leased asset (operating leases), SGL Group does not recognize the asset on its balance sheet, but recognizes the lease payments as an expense on a straight-line basis over the lease term.

Moreover, SGL Group assesses if, based on the economic substance, certain contractual agreements constitute or contain a lease, even though these might not be classified as lease agreements as such. Wherever SGL Group identified contracts including a lease agreement, these are disclosed as either a finance lease or an operating lease in accordance with the accounting regulations in relation to leases.

Impairment of Assets and Impairment Test

SGL Group assesses at each balance sheet date whether there are indications that its intangible assets and its property, plant and equipment are impaired. If such an indication is identified, the recoverable amount is estimated in order to quantify the amount of the impairment loss. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. Pursuant to the definition of a cash-generating unit, the individual Business Lines (BLs) of the Business Unit are considered a cash-generating unit at SGL Group. SGL Group has divided its three Business Units into a total of seven Business Lines.

Impairment losses are recognized when the recoverable amount of the asset is lower than its carrying amount. The recoverable amount is the higher of fair value less costs to sell (net selling price) and value in use, with the net selling price being determined at first. If this amount is higher than the carrying amount, the asset's value in use will not be calculated. SGL Group determines these values using measurement methods based on discounted cash flows. These discounted cash flows are themselves based on five-year plans for the individual Business Units that have been prepared using a bottom-up approach and that have been analyzed and approved by the Board of Management of SGL Group. These plans are based on internal expectations and assumptions checked against external information and objectively determined with such external data. For each year in the plan and each Business Unit, the plan includes budgeted unit sales, sales revenue and cost planning together with the associated projected profit from operations and cash flows. In a first step, sales revenue and profit trends are budgeted at product or product group level, based on expected market, economic, and competitive trends for the subsequent five years. In a second step, these budgets are then aggregated for each Business Unit. After the fifth year in the plan, cash flows are extrapolated using individual growth rates.

The estimated future cash flows are discounted to their present value using a discount rate reflecting current market expectations for interest rates and the specific risks related to the asset or the cash-generating unit. The most significant assumptions on which the determination of fair value is based include estimated growth rates and weighted average cost of capital. These assumptions and the underlying methodology may have a significant impact on each value and, ultimately, on the amount of any impairment loss applied to the asset.

Joint Ventures and Associates

Interests in joint ventures and investments in companies in which SGL Group can execute significant influence on business and financial decisions (usually by way of direct or indirect voting rights of 20% to 50%) are accounted for using the equity method and initially recognized at cost. The difference between the cost of investments in associates and the share of SGL Group in the net assets of these companies is initially allocated to adjustments from the measurement of net assets acquired at fair value. Any excess is considered goodwill. Any goodwill resulting from the acquisition of the associate is included in the carrying amount of the investment and is not amortized. After the purchase date, the carrying amounts of the investment in the associate are increased or decreased based on the attributable results, dividends paid and other changes in equity. The share of SGL Group in the profit or loss of the associate is recognized in the income statement. The share in the changes in equity is immediately recognized in consolidated shareholders' equity.

Financial Assets Available for Sale

Non-current securities are classified as available-for-sale financial assets. SGL Group reports these at fair value, provided that this value can be reliably determined. SGL Group recognizes unrealized gains and losses directly in equity after accounting for deferred taxes. If there is no quoted price available from an active market and the fair value cannot be reliably determined, the Company measures the assets at cost.

If the fair value of an available-for-sale financial asset is below its cost and there are objective indications that the asset is impaired, SGL Group reverses the accumulated loss recognized directly in equity and takes the amount concerned to the income statement as an expense.

Inventories

Inventories include spare parts, raw materials, supplies, work in progress, finished goods as well as merchandise purchased for resale and advance payments made to suppliers. Inventories are carried at acquisition or conversion cost using the weighted average cost method. Where required, the lower net realizable value is recognized. Net realizable value is the estimated selling price less costs to complete and costs to sell. Specific valuation allowances are also recognized to cover inventory risks. In addition to directly attributable costs, the cost of conversion also includes an appropriate portion of material and production overheads. Directly attributable costs primarily comprise labor costs (including pensions), write-downs and directly attributable cost of materials. Borrowing costs are not capitalized. Impairment losses are recognized as cost of sales.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Loans and Receivables

Financial assets that are classified as loans and receivables are recognized by SGL Group at amortized cost, net of any impairment losses.

Impairments of trade receivables are recognized in allowance accounts; in the case of other assets, the actual carrying amount is reduced. Receivables are derecognized if they are uncollectible. Notes receivable and interest-free or low-interest-bearing receivables due after more than one year are discounted.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, checks, and unrestricted deposits as well as fund shares with original maturities of up to three months. For the purposes of the consolidated cash flow statement, cash and cash equivalents are composed of the above-mentioned items.

Deferred Tax Assets and Deferred Tax Liabilities

In accordance with IAS 12, deferred tax assets and liabilities are recognized for temporary differences between the carrying amount in the IFRS consolidated balance sheet and the tax base as well as for tax loss carryforwards. Deferred tax assets are taken into account only in the amount in which they will be probably utilized.
Calculation is based on those tax rates applicable as of the balance sheet date and expected to be applicable as of the date on which the temporary differences are reversed or the loss carryforwards are utilized. In case of events resulting in changes to deferred taxes for items requiring a recognition directly in equity, the change of the deferred taxes is also recorded directly in equity.

Accumulated other Comprehensive Income and Accumulated Profit/ Loss (Changes in Equity of the Group)

Accumulated other comprehensive income includes currency translation differences as well as unrealized gains or losses from the mark-to-market valuation of available-for-sale securities and of financial derivatives used as cash flow hedges or as a hedge of a net investment in a foreign operation, which gains or losses are recognized outside profit or loss as a component of other comprehensive income in accordance with IAS 39.
In addition, actuarial gains and losses from defined benefit plans are recognized directly in equity as accumulated profit/loss as incurred in the year and in the full amount, in accordance with IAS 19.93A.
Accordingly, deferred taxes recognized in connection with the above-mentioned items are also recorded directly in equity.

Pensions and other Employee Benefits

SGL Group's pension obligations include both defined benefit and defined contribution pension plans.

Provisions for pensions and other post-employment benefits in connection with defined benefit plans are determined using the projected unit credit method. This method takes into account known annuities and vested pension rights as of the balance sheet date as well as future expected salary and pension increases. The present value of the defined benefit obligation including future salary increases is measured at the balance sheet date at the respective interest rate for first-grade corporate bonds of a similar term. Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions are recognized in other comprehensive income (accumulated profit / loss) in the period in which they occur, together with associated deferred taxes. The interest portion of the addition to pension provisions is shown separately under net financing costs.

Payments made under defined contribution plans are expensed as incurred.

Other Provisions

Under IAS 37, other provisions should be recognized if an entity has a present obligation to third parties as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Non-current provisions are discounted. The accounting treatment and recognition of provisions for obligations in connection with incentive plans is described in Note 31.
SGL Group recognizes provisions for environmental protection obligations as soon as an obligation of this kind is deemed to be probable and the amount of the obligation can be reasonably estimated. Potential insurance recovery payments are not deducted from these estimated liabilities, but are reported as a separate asset up to the amount of the recognized provision, providing reimbursement is virtually certain.
Product warranty provisions are expensed at the time of recognition as costs of sale. The amount of the provision is established on a case-by-case basis. In the context of the measurement of provisions, SGL Group takes into account experience related to the actual warranty expense incurred in the past as well as technical information concerning product deficiencies discovered in the design and test phases.

Share-based Payment

SGL Group operates a number of share-based payment models that are equity-settled (Matching Share Plan, Stock Option Plan, Stock Appreciation Rights Plan and Bonus Program for Employees). SGL generally does not maintain any share-based payment plans that are cash-settled.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The obligation arising from equity-settled share-based payment transactions is measured at fair value on the grant date and the fair value of the obligation is recognized as a personnel expense over the vesting period.

In the case of the Bonus Share Plan, the fair value of the services received is equivalent to the bonus claim of the plan participants measured in cash plus a 20% share premium. Payments under the Stock Option Plan and the Stock Appreciation Rights (SAR) Plan are measured indirectly, taking into account the fair value of the equity instruments granted. The fair value is determined using internationally recognized valuation methods (e.g. Monte Carlo model). Further information on the individual share-based payment plans can be found in Note 31.

Financial Liabilities

SGL recognizes financial liabilities initially at their fair value including transaction costs. In subsequent periods, financial liabilities (with the exception of derivative financial instruments) are measured at amortized cost using the effective interest method. For further information on the presentation of the convertible bond, please refer to Note 25. Trade payables and other current financial liabilities are recognized at amortized cost. This amount is normally equivalent to the notional amount of the liability.

Shares of subsidiaries held by non-Group shareholders which may be returned to the Company against payment of the market value (minority interests in partnerships) represent puttable instruments in accordance with IAS 32 and are therefore classified by the Group as debt and are also reported under financial liabilities. In the context of accounting for minority interests, SGL assumes that, as a result of specific provisions, the repayment of this financial instrument may not be influenced by the Group, and therefore, the financial instrument has to be classified as a financial liability (IAS 32). As of the date of acquisition, the fair value of the minority interest is derived from the cost of the majority interest. In subsequent periods, the proportion of net profit legally attributable to the minority shareholder is reported as a financial expense in the consolidated financial statements. The changes in the value of the financial liability are recognized in equity as it is remeasured at fair value, i.e. an adjustment will be made to the goodwill resulting from this acquisition.

4. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements under IFRS requires estimates and assumptions that may affect the reported amounts of assets and liabilities as well as of income and expenses. Actual amounts may differ from these estimates. Assumptions and estimates made within SGL Group refer to the measurement of pension obligations and pension plan assets, the measurement of provisions, impairment losses for intangible assets and property, plant and equipment, the establishing of uniform useful economic lives throughout the Group as well as the assessment with respect to the realizability of future tax credits. Estimates with regard to the stage of completion are required for companies that have entered into long-term construction contracts with customers, where revenue recognition is based on the percentage-of-completion method. In addition, assumptions and estimates refer to share-based payments, the determination of fair values for financial derivatives not traded on the stock exchange, evaluation of companies using cash flow forecasts as well as the classification of leases. Furthermore, estimates are made for allowances on doubtful trade receivables and other receivables.

For further information on assumptions for accounting for pensions, please refer to Note 23. Provisions are based on management judgment with regard to amount and probability of future utilization. Please refer to Note 24 "Other provisions" for further clarification. Assumptions used as the basis for the impairment test of intangible assets (incl. goodwill) as well as property, plant and equipment are described in detail in the section "Accounting policies" and in Notes 8 "Impairment" and 12 "Intangible assets". Assessments related to the realizability of future tax credits are explained in Note 21 "Deferred taxes." For more information on the useful lives of property, plant and equipment, please refer to the section "Property, plant and equipment" in Note 3. Assumptions in connection with the classification of finance and operating leases are described in the section "Accounting policies" and in Note 27 "Contingent liabilities and other financial obligations". Note 31 "Management and employee Stock Option Plans" includes a detailed description on the terms and conditions of share-based payments. The assumptions on financial derivatives not traded on a stock exchange and the mark-to-market valuation can be found in the section "Derivative financial instruments" in Note 29 "Additional disclosures on financial instruments."

Estimates and underlying assumptions are continuously reviewed. Adjustments to estimates are generally taken into account in the period in which they are changed and in subsequent periods.

5. CHANGES IN SCOPE OF CONSOLIDATION

In the first half of 2009, SGL Group completed the merger of the activities in the area of carbon-ceramic brakes for the automotive industry and transferred the assets and liabilities of SGL Brakes GmbH into a 50-50 joint venture with Brembo S.p.A. SGL Group reported the loss from the deconsolidation in the amount of €0.2 million in other operating expenses. The joint venture Brembo SGL Carbon Ceramic Brakes S.p.A., Milan, is accounted for in the consolidated financial statements under the equity method.

There were no further material changes to the scope of consolidation as of December 31, 2009, compared to December 31, 2008.

Acquisition in the Fiscal Year 2008 and Effects of the Changed Cost of the Acquisition on the 2008 Consolidated Financial Statement

In mid-September 2008, SGL Group completed the acquisition of 51% of the shares in Abeking & Rasmussen Rotec GmbH & Co. KG, Lemwerder, Germany ("SGL Rotec"), one of the leading independent rotor blade manufacturers for wind power plants.

The original purchase price agreed for the purchase of all shares in Rotec KG originally was €23,9 million and consisted of a fixed purchase price component (€15.4 million) and a variable or contingent purchase price component (€8.5 million).

As of September 30, 2009, the acquisition costs of the shares in SGL Rotec, Lemwerder, as well as the corresponding purchase price allocation were retroactively adjusted to the date of acquisition. The adjustment is related to a contingent purchase price component, which, in contrast to previous assumptions, did not lead to an increase of the final purchase price of the shares.

The previous fair vales at the time of initial consolidation, the retrospective adjustments as well as the resulting final amounts, as included in the comparative figures as of December 31, 2008, in these consolidated financial statements, are shown in the following overview:

in €m	Carrying amounts	Fair value as originally reported	Adjustments	Fair value as of acquisition date after adjustments
Assets				
Other intangible assets	0.0	24.9	-13.9	11.0
Property, plant and equipment	5.1	14.5	0.0	14.5
Investments in equity-accounted companies	0.0	7.0	0.0	7.0
Inventories	8.4	8.4	0.0	8.4
Other assets	6.0	6.7	0.0	6.7
Cash and cash equivalents	1.7	1.7	0.0	1.7
Liabilities				
Provisions	3.5	3.5	0.0	3.5
Interest-bearing loans	11.5	11.5	0.0	11.5
Trade payables	2.1	2.1	0.0	2.1
Other liabilities	1.6	1.6	0.0	1.6
Other liabilities (minority interest with compensation claim)	0.0	23.0	-8.1	14.9
Net assets	**2.5**	**21.5**	**-5.8**	**15.7**
Goodwill from business combination		3.0	-2.7	0.3
Purchase price		**23.9**	**-8.5**	**15.4**
Acquisition-related costs		0.6		0.6
Acquisition costs for business combination		**24.5**	**-8.5**	**16.0**
thereof: contingent consideration		-8.5	8.5	0.0
Payments in 2008 for business combination		**16.0**		**16.0**

SGL Rotec contributed a loss of €0.8 million (incl. write-downs from purchase price allocation) to consolidated net profit for 2008. If the business combination had been effected as of the beginning of 2008, consolidated net profit of SGL Group would have declined by €1.0 million (incl. write-downs from purchase price allocation) and sales revenues would have increased by €33.5 million.

In aggregate, the changes to the cost of acquiring SGL Rotec as of December 31, 2008, led to a reduction of total assets by €16.6 million. The adjusted purchase price allocation only had minor effects on the amortization of intangible assets (reduction of €0.1 million) reported in the consolidated income statement as of December 31, 2008, which are shown in the changes in equity as "other adjustments."

CONSOLIDATED INCOME STATEMENT DISCLOSURES

See Note 30 for a breakdown of sales revenue by business segment.

6. COST OF SALES, FUNCTIONAL COSTS

Sales revenue for the fiscal year 2009 was 23.9% below the prior year. Cost of sales declined by 17.0%, less than sales revenue. The main reason for this was the significantly increased raw materials and energy prices, which partially compensated for the sales-related decline of the other cost of sales. In aggregate, gross profit decreased from 33.5% to 27.9%.

The interest portion of long-term construction contracts was €0.6 million (2008: €0.2 million).

The reduction of selling expenses by 29.1% resulted primarily from reduced costs for sales charges following the declining business trend, but was also due to reduced freight charges per ton.

Our distribution structures are based largely on a close cooperation with our customers in order to be able to enhance the features of our products and their usefulness for our customers. New products and product applications are developed in close cooperation with existing and potential clients. However, marketing expenses in connection with the launch of new products play a less important role.

Safeguarding the future competitiveness of SGL Group requires stepping up the technological development of the existing product portfolio and creating new market and technology potential. This is also reflected in the continuously high research and development costs of €35.1 million (2008: €36.2 million). The R&D expenses reported include the costs associated with SGL Group endowed professorship for Carbon Composites at the Technical University of Munich.

General and administrative expenses declined by 4.9% compared to the prior year. This slight decrease is due to lower bonus expenses, partially compensated by higher expenditures for the construction of the production site in Malaysia as well as the effect from the inclusion of SGL Rotec in the consolidated financial statements of SGL for the full fiscal year 2009 (2008: only three months).

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Additional disclosures in connection with the nature-of-expense method are provided below:

Cost of materials

in €m	2009	2008
Cost of raw materials, supplies and purchased goods	330.4	338.8
Cost of purchased services	55.5	85.7
	385.9	**424.5**

In the function-of-expense method, the cost of materials is included in the cost of sales.

Personnel expenses

in €m	2009	2008
Wages and salaries (including bonus)	274.6	302.3
Social security contributions, post-employment and other employee benefit costs (thereof for pensions: 2009: €17.7 million; 2008 €23.7 million)	59.2	67.3
	333.8	**369.6**

Depreciation and Amortization

At €60.3 million, current amortization and depreciation on intangible assets and property, plant and equipment were above the prior-year level of €54.4 million. Amortization of intangible assets in the amount of €5.8 million (2008: €4.9 million) relates primarily to the capitalized development costs for the SAP software specifically adapted to SGL Group requirements in the amount of €2.4 million (2008: €2.6 million). Depreciation of property, plant and equipment totaled €54.5 million in 2009 (2008: €49.4 million). Please refer to Note 8 for information on impairment losses recognized for intangible assets and property, plant and equipment during the year under review.

Personnel expenses, depreciation and amortization expense are included in all functional costs, such as the cost of sales, selling expenses, research and development costs, and general and administrative expenses.

Human Resources

The declining economic development also affected the number of employees. As of the end of the fiscal year, the Group employed 5,976 people, representing a reduction by 524 people, or 8%, compared to the end of 2008. The decline in the number of employees primarily results from personnel adjustments, mainly in the United Kingdom (-110 employees) and in North America (-180 employees) as well as from the redundancies in connection with the former SGL Brakes GmbH (-202 employees).

The Business Unit Performance Products saw a slight reduction of the number of employees by 37 to 2,206 people. Personnel adjustments in the Business Unit Graphite Materials & Systems, which had to be made to account for the current market situation, led to a decline in the workforce by 144 to 2,539 employees as of the balance sheet date. As of December 31, 2009, the Business Unit Carbon Fibers & Composites employed a total of 1,168 people, 347 less than at year-end 2008.

The table below provides an overview of the number of employees by region:

	2009	2008
Germany	2,404	2,577
Other Europe	1,802	1,962
North America	1,200	1,380
Asia	570	581
	5,976	**6,500**

The average number of employees in the individual functional areas in 2009 is as follows:

	2009	2008
Production and auxiliary plants	4,404	4,428
Sales and marketing	500	522
Research	279	278
Administration, other functions	958	941
	6,141	**6,169**

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

7. OTHER OPERATING INCOME AND EXPENSES

Other Operating Income

in €m	2009	2008
Currency hedges, exchange-rate gains	11.9	29.1
Special income from the reversal of provisions	2.4	2.7
Gains on the sale of property, plant and equipment and intangible assets	0.4	4.5
Insurance recovery income	0.4	2.9
Income from written-down receivables	0.1	1.5
Other operating income	10.4	10.3
Total	**25.6**	**51.0**

Other Operating Expenses

in €m	2009	2008
Currency hedges, exchange-rate losses	27.9	13.6
Restructuring costs	2.0	0.0
Losses on the sale of property, plant and equipment and intangible assets	1.5	1.3
Additions to provisions	1.4	0.6
Other operating expenses	4.8	3.7
Total	**37.6**	**19.2**

Currency translation gains and losses arising from the measurement of receivables and liabilities denominated in a currency other than the functional currency of the reporting entity at the closing rate are presented in their gross amounts under other income or other expense, just like allocated gains and losses from derivative currency hedges. Compared to 2008, currency gains fell by €17.2 million to €11.9 million, and currency losses increased by €14.3 million to €27.9 million. The lower amount of currency gains compared to the prior year is attributable in particular to reduced income from the measurement at the balance sheet date of USD-denominated trade receivables as well as USD balances of companies with the euro as the reporting currency. The increase in currency losses in 2009 compared to 2008 mainly refers to the settlement of currency hedges for the Polish zloty in the amount of approx. €13.0 million, which were accounted for as a cash flow hedge in the prior year, with the associated negative fair values recognized directly in equity. In addition, other operating income as well as other operating expenses include a number of individual transactions of the 60 (2008: 60) consolidated companies at very insignificant amounts.

8. IMPAIRMENT LOSSES

Due to the impact of the global financial and economic crisis, SGL Group carried out an impairment test of intangible assets and property, plant and equipment as of September 30, 2009. The impairment test was conducted as described in the section entitled "Impairment of assets and impairment test" under Note 3 and in the following.

The impairment test led to recognition of an impairment loss totaling €74.0 million for the Carbon Fibers / Composite Materials Business Line ("CF/CM") of the CFC Business Unit. The CF / CM BL involves products made of carbon fibers and composite materials. The amount written down was allocated as follows: €4.9 million to intangible assets, €6.7 million to buildings, €60.8 million to plant and machinery, including assets under construction, and €1.6 million to office furniture and equipment. The reasons for the impairment loss mainly relate to the current overcapacities in the carbon fiber market and the resulting delay in market growth, which has led to an underutilization of production capacities as well as to price reductions in the market based on competition.

The recoverable amount for the CF / CM BL was calculated on the basis of value in use, using a terminal value growth rate of 2.0% and a discount rate of 11.0% before taxes.

A reduction in the growth rate of the CF / CM BL by 1.0 percentage points would increase the impairment loss by €10.0 million. A reduction of 10.0% in the average annual cash flows would increase the loss by €10.6 million. An increase in the discount rate of 1.0 percentage points would increase the loss by €10.5 million.

9. RESULT FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND NET FINANCING COSTS

in €m	2009	2008
Result from Investments accounted for using the equity method	**-9.9**	**0.4**
Interest on other securities, other interest and similar income	**1.1**	**7.4**
Interest on borrowings and other interest expense*	-15.9	-19.7
Interest component of additions to provisions for pensions and other employee benefits	-16.5	-14.8
Interest cost component on convertible bond*	-10.6	-7.5
Interest expense	**-43.0**	**-42.0**
Interest expense, net	**-41.9**	**-34.6**
Amortization of refinancing costs (non-cash)*	-2.1	-1.7
Write-down of refinancing costs, losses from early repayment	-2.2	-12.5
Other financial income	2.1	1.3
Other financing costs	**-2.2**	**-12.9**
Net financing cost	**-44.1**	**-47.5**

* Total interest expense from financial instruments was €28.6 million (2008: €28.9 million).

The reduction of income from investments accounted for using the equity method by €10.3 million was mainly attributable to lower earnings generated by the relevant companies compared to the prior year. Please refer to Note 14 for detailed information on income / loss from companies accounted for using the equity method.

Net financing costs amounted to €44.1 million in the year under review (2008: €47.5 million).

Due to the dramatically reduced interest rate levels for demand and term deposits as a result of the financial crisis, interest income declined to €1.1 million from €7.4 million in the prior year.

Vice versa, the reduced interest rates had positive effects on our floating-rate corporate bond. In aggregate, interest expenses decreased by €3.8 million year-on-year to €15.9 million. Additional interest expense due to the issue of the convertible bond in mid-year had a contrasting effect.

In addition to the cash coupon of 0.75% and 3.5% per annum, IFRS requires the recognition of non-cash imputed interest cost component on the 2007 and 2009 convertible bonds, respectively.

The calculation performed in May 2007 and June 2009 assumed a comparable market discount rate of 5.8% and 8.43% per annum, respectively. This is the rate at which SGL Group would have been able to secure alternative financing. In fiscal 2009, this resulted in a non-cash interest cost expense in a total of €10.6 million (2008: €7.4 million).

At €16.5 million, the interest portion of the allocation to pension provisions in 2009 was higher than in 2008 (€14.8 million) due to increased interest rates. Please refer to Note 23 for further details.

Currency translation gains and losses on Group loans to foreign subsidiaries had a contrasting effect. In the year under review, a currency translation loss of €2.2 million arose in this respect versus a currency translation loss of €12.5 million recorded in the previous year. Other financial income primarily comprise the gains on mark-to-market valuation of our interest rate hedges in the amount of €1.2 million (2008: €2.3 million).

10. INCOME TAXES

As in the previous year, the corporate income tax rate of 15% is used as the basis for determining the income tax rate in Germany. Further, again as in the previous year, a solidarity surcharge of 5.5% is levied on the corporate income tax rate. In addition, German corporations are subject to trade tax. The trade tax rate depends on the municipalities where the business operations are located. Since the trade tax is not tax deductible as a business expense, the average trade tax rate is 13.3% (2008: 13.3%). This results in an income tax rate of 29.1% on average for German companies, which has not changed compared to the previous year. Deferred taxes of German companies continue to be valued at the domestic rate of 29.1%.

The income tax rate for foreign companies is between 19% to 30% (2008: 19% – 40.3%).

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The breakdown of tax income and expense is as follows:

in €m	2009	2008
Current income tax expense		
Germany	-1.7	-8.1
Other countries	-17.9	-40.8
Deferred taxes		
Germany	-13.6	-4.8
Other countries	-9.5	-14.6
	-42.7	**-68.3**

In 2009, the tax expense declined to €42.7 million (2008: €68.3 million) due to a loss before tax of €17.6 million (2008: profit before tax of €258.7 million). The tax expense reported in 2009 against the backdrop of a consolidated loss before tax in 2009 is mainly attributable to valuation adjustments on deferred taxes on losses carried forward resulting from the measurement on the basis of the future expected taxable income in Germany and abroad. Additional income tax expenses are incurred at domestic and foreign companies that have generated a profit before tax. Taxes included in the tax expenses for prior years amount to €2.4 million (2008: €0.2 million). Tax payments amount to €32.9 million in 2009 (2008: €42.3 million).

The tax expense reported differs from the tax income calculated on the basis of a 29.1% tax rate as follows:

in €m	2009	2008*
Loss / Profit before tax	**-17.6**	**258.8**
Expected income tax (-) / expense (+) at 29.1%	**-5.1**	**75.3**
Increase / decrease in income tax liability from		
– Income adjustments	5.7	5.1
– Change from expected tax rate	-5.3	-1.6
– Change of tax rates and tax laws	-0.2	0.5
– Change in loss carryforwards and valuation allowances	26.0	-11.2
– Valuation allowances on deferred taxes Impairment Test	22.4	0.0
– Tax effect for investments accounted for using the equity method	2.4	-0.3
– Tax from prior periods	-3.4	1.0
– Other	0.2	-0.5
= Effective tax expense	**42.7**	**68.3**

* Prior year comparatives adjusted

The income adjustments relate primarily to non-deductible operating expenses and adjustments for the purpose of calculating German trade tax. The reduction to reflect the different tax rate takes account of the effects of withholding taxes and minimum taxes as well as of taxation differences in other countries as a result of varying tax liabilities. The change in tax losses carried forward and valuation adjustments on deferred taxes was mainly attributable to the additional recognition of valuation adjustments on losses carried forward in Germany and in the U.S. as well as the recognition of valuation adjustments to reflect current losses in the U.S. and the United Kingdom. The expense in the amount of €74.0 million resulting from the impairment test leads to measurement timing differences between IFRS and the tax base due to the different measurement of non-current assets. A valuation adjustment of €22.4 million was recognized for associated deferred taxes.

11. EARNINGS PER SHARE (EPS)

Earnings per share are calculated by dividing the net profit/loss for the year attributable to the shareholders of SGL Group by the average number of outstanding shares during the year under review. The average number of outstanding shares is computed from the weighted average number of common shares in circulation during the reporting period.

The calculation of diluted earnings per share assumes conversion of outstanding debt securities (convertible bonds) to shares or exercise of other contracts for the issue of common shares such as stock options or stock appreciation rights.

The above-mentioned financial instruments are included in the calculation of diluted earnings per share only if they had a dilutive effect during the reporting period concerned.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The following table shows the calculation of earnings per share for fiscal years 2009 and 2008:

in €m	2009 Overall potentially dilutive financial instruments	2009 Dilutive financial instruments used for the calculation	2008
Numerator for basic earnings per share (proportion of net loss / income attributable to the shareholders of the parent company)	**-60.4**	**-60.4**	**189.7**
plus: Increase in profit equivalent to convertible bond interest expense	11.6	0.0	6.8
Numerator for diluted earnings per share attributable to the shareholders of the parent company (assuming full conversion)			196.5
Numerator for diluted earnings	**-48.8**	**-60.4**	**196.5**
Number of shares			
Denominator for basic earnings per share (weighted average number of shares)	**65,127,038**	**65,127,038**	**64,402,119**
Potential dilutive securities (weighted average number of shares)			
Convertible bond 2007 (see Note 25)	5,476,451	0	5,476,451
Convertible bond 2009 (see Note 25)	2,515,067	0	0
Share-based payment plans (see Note 31)	82,620	0	128,339
Stock Appreciation Rights (see Note 31)	263,845	0	599,380
Denominator for potentially diluted earnings per share	**73,465,021**		**70,606,289**
Denominator for diluted earnings per share		**65,127,038**	**70,606,289**
Basic earnings per share (€)		-0.93	2.95
Diluted earnings per share (€)		-0.93	2.78

As a result of the loss incurred in 2009, potentially dilutive financial instruments were not taken into account in the calculation of earnings per share (diluted), since this would have had a non-dilutive effect. For the same reason, the consolidated net profit or loss has not been adjusted for the interest expense on the convertible bonds. By contrast, if a profit had been generated, the adjusted weighted average of the outstanding shares – assuming conversion has occurred – would have been higher for fiscal year 2009. As of December 31, 2009, the 2007 and 2009 convertible bonds, the Stock Option Plan and the Stock Appreciation Rights were still outstanding, meaning that they could have a dilutive effect in the future.

The total nominal amount of potentially dilutive shares was 11,941,235 for the 2007 and 2009 convertible bonds (annual average of 7,991,518) and 346,465 for the Stock Option Plans and Stock Appreciation Rights (annual average of 346,465) as of the reporting date (December 31, 2009).

CONSOLIDATED BALANCE SHEET DISCLOSURES

12. INTANGIBLE ASSETS

in €m	Industrial rights, software and similar rights	Customer relation-ships	Capitalized develop-ment costs	Goodwill	Total
Historical cost:					
Balance as at January 1, 2009	**57.0**	**9.0**	**3.2**	**92.8**	**162.0**
Change in scope of consoli-dation	-3.6	0.0	0.0	0.0	-3.6
Foreign currency translation	0.1	0.0	0.0	-0.3	-0.2
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	1.7	0.0	3.1	19.6	24.4
Disposals	-0.9	0.0	0.0	0.0	-0.9
Balance as at December 31, 2009	**54.3**	**9.0**	**6.3**	**112.1**	**181.7**
Cumulative amortization:					
Balance as at January 1, 2009	**34.3**	**0.2**	**0.0**	**0.0**	**34.5**
Change in scope of consoli-dation	-3.3	0.0	0.0	0.0	-3.3
Foreign currency translation	-0.2	0.0	0.0	0.0	-0.2
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	4.9	0.8	0.1	0.0	5.8
Impairment losses	2.0	0.0	2.9	0.0	4.9
Disposals	-0.7	0.0	0.0	0.0	-0.7
Balance as at December 31, 2009	**37.0**	**1.0**	**3.0**	**0.0**	**41.0**
Net carrying amount as at December 31, 2009	**17.3**	**8.0**	**3.3**	**112.1**	**140.7**

in €m	Industrial rights, software and similar rights	Customer relation-ships	Capitalized develop-ment costs	Goodwill	Total
Historical cost:					
Balance as at January 1, 2008	**49.6**	**0.0**	**3.4**	**96.1**	**149.1**
Change in scope of consoli-dation	4.5	6.5	0.0	0.3	11.3
Foreign currency translation	0.1	0.0	0.0	-3.6	-3.5
Reclassifications	0.5	2.5	0.0	0.0	3.0
Additions	2.5	0.0	0.0	0.0	2.5
Disposals	-0.2	0.0	-0.2	0.0	-0.4
Balance as at December 31, 2008*	**57.0**	**9.0**	**3.2**	**92.8**	**162.0**
Cumulative amortization:					
Balance as at January 1, 2008	**29.8**	**0.0**	**0.0**	**0.0**	**29.8**
Change in scope of consoli-dation	0.0	0.0	0.0	0.0	0.0
Foreign currency translation	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	4.7	0.2	0.0	0.0	4.9
Disposals	-0.2	0.0	0.0	0.0	-0.2
Balance as at December 31, 2008*	**34.3**	**0.2**	**0.0**	**0.0**	**34.5**
Net carrying amount as at December 31, 2008*	**22.7**	**8.8**	**3.2**	**92.8**	**127.5**

* Prior year comparatives adjusted. Please refer to Note 5.

In the year under review, goodwill was adjusted by €19.6 million. The goodwill adjustment reflects the change in value of the minority interests in subsidiary partnerships (limited partnership interests) that are reported as financial liabilities in the consolidated financial statements (€20.8 million) and the subsequent recognition of deferred tax assets from acquisition (€-1.2 million). The changes in the value of these financial liabilities are recognized in equity at year-end due to the classification of the payment obligations as contingent purchase price payments as these liabilities are remeasured at fair value, i.e. an adjustment will be made to the goodwill resulting from these acquisitions. The liabilities are measured at the present value of the payment obligations which are based on the market value, i.e. the fair value of the pro-rata assets of the company (see also section "Other financial liabilities" in Note 25).

Intangible assets include carrying amounts of €3.0 million (2008: €3.0 million) that are not subject to amortization. These relate to the Rotec brand und are allocated to the Business Unit CFC. SGL Group assumes that the brand has an indefinite useful life due to its being a corporate brand name.

Industrial rights, software and similar rights mainly comprise purchased and internally developed IT software. Additions in the year under review primarily reflect the integration of additional companies into the standard group-wide SAP system (SGL-ONE) in the amount of €0.9 million (2008: €1.1 million). Of this amount, a total of €0.5 million of own work was capitalized in connection with the SGL-ONE project in 2009 (2008: €0.5 million). Together with the capitalized development costs shown separately, internal development costs of €3.6 million were capitalized in 2009 (2008: €0.5 million).

The additions to capitalized development costs include an amount of €2.3 million representing costs incurred so far within the scope of the development agreement concluded with the joint venture partner BMW. The subject of the agreement is the development of carbon fiber processes and textile semi-finished products for use in vehicle construction. In addition, an amount of €0.8 million was capitalized for the REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) project.

Please see Note 8 for information on the impairment losses on intangible assets not including goodwill.

SGL Group tests goodwill for impairment at least annually in accordance with IFRS, using the procedure described in the section "Goodwill" in Note 3. In fiscal year 2009, the recoverable amounts for the business units calculated on the basis of costs to sell were already estimated as being higher than the carrying amounts. Consequently, no impairment loss was identified by management.

The following table shows the most significant assumptions which were used to determine the fair values less costs to sell for assessing the recoverability of Business Units to which a considerable amount of goodwill was allocated:

September 30, 2009	**Goodwill in €m**	**Discount rate after tax in %**	**Long-term growth rate in %**
Business Unit PP	10.6	10.5	1.0
Business Unit GMS	18.3	9.6	1.0
Business Unit CFC	62.5	9.3	2.0

September 30, 2008	**Goodwill in €m**	**Discount rate after tax in %**	**Long-term growth rate in %**
Business Unit PP	12.3	10.5	1.0
Business Unit GMS	19.0	9.9	1.0
Business Unit CFC	69.9	9.7	2.0

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

In the CFC Business Unit, where many of the products are only at the beginning of their life cycles, growth rates are projected to be higher than in the other segments according to the five-year plan.

When calculating the weighted average cost of capital (WACC) the following parameters, which were determined for each business unit on the basis of a peer group, were used in addition to the market risk premium of 4.75% (2008: 4.75%): a 5-year monthly beta of 1.53 (2008: 1.58) for PP, 1.42 (2008: 1.45) for GMS, and 1.36 (2008: 1.43) for CFC and a maturity equivalent risk-adjusted debt rate of 5.39% (2008: 7.6%) as well as the respective financing structure of the peer group.

CFC has the highest goodwill among the Business Units and the smallest excess of the recoverable amount over the carrying amount. The excess for CFC amounts to €14.5 million. A reduction of the terminal value growth rate by 0.3 percentage points would reduce the excess amount between carrying amount and recoverable amount to nil. A reduction of the average annual growth in sales revenue during the five-year planning period by more than 4.3% would reduce the excess to nil. An increase in the discount rate of 0.3 percentage points would decrease the excess to nil.

13. PROPERTY, PLANT AND EQUIPMENT

in €m	Land, land rights and buildings	Plant and machinery	Office furniture and equipment	Advance payments and assets under construction	Total
Historical cost:					
Balance as at January 1, 2009	**351.3**	**1,140.2**	**89.6**	**185.2**	**1,766.3**
Change in scope of consolidation	0.0	-21.4	-3.0	-3.5	-27.9
Foreign currency translation	-0.9	-7.5	-0.3	0.5	-8.2
Reclassifications	42.1	65.5	1.7	-111.0	-1.7
Additions	18.4	16.8	3.5	110.4	149.1
Disposals	-6.0	-5.7	-3.3	-0.5	-15.5
Balance as at December 31, 2009	**404.9**	**1,187.9**	**88.2**	**181.1**	**1,862.1**
Cumulative depreciation:					
Balance as at January 1, 2009	**205.7**	**853.3**	**74.6**	**0.0**	**1,133.6**
Change in scope of consolidation	0.0	-10.7	-2.4	0.0	-13.1
Foreign currency translation	-0.4	-6.8	-0.5	0.2	-7.5
Reclassifications	-0.6	-0.2	0.0	0.1	-0.7
Additions	7.8	42.4	4.1	0.2	54.5
Impairment losses	6.7	33.0	1.6	27.8	69.1
Disposals	-0.6	-5.1	-2.9	0.0	-8.6
Balance as at December 31, 2009	**218.6**	**905.9**	**74.5**	**28.3**	**1,227.3**
Net carrying amount as at December 31, 2009	**186.3**	**282.0**	**13.7**	**152.8**	**634.8**

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

in €m	Land, land rights and buildings	Plant and machinery	Office furniture and equipment	Advance payments and assets under construction	Total
Historical cost:					
Balance as at January 1, 2008	**331.9**	**1,036.0**	**85.4**	**102.1**	**1,555.4**
Change in scope of consolidation	12.1	0.7	1.6	0.1	14.5
Foreign currency translation	-7.7	-15.4	-0.9	-7.1	-31.1
Reclassifications	8.8	79.0	1.7	-90.0	-0.5
Additions	6.4	45.7	4.4	180.5	237.0
Disposals	-0.2	-5.8	-2.6	-0.4	-9.0
Balance as at December 31, 2008	**351.3**	**1,140.2**	**89.6**	**185.2**	**1,766.3**
Cumulative depreciation:					
Balance as at January 1, 2008	**202.2**	**829.7**	**74.0**	**0.0**	**1,105.9**
Change in scope of consolidation	0.0	0.0	0.0	0.0	0.0
Foreign currency translation	-2.7	-10.2	-0.4	0.0	-13.3
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	6.2	39.6	3.6	0.0	49.4
Disposals	0.0	-5.8	-2.6	0.0	-8.4
Balance as at December 31, 2008	**205.7**	**853.3**	**74.6**	**0.0**	**1,133.6**
Net carrying amount as at December 31, 2008	**145.6**	**286.9**	**15.0**	**185.2**	**632.7**

Capital expenditure on property, plant and equipment amounted to €149.1 million in the year under review, a decline of €87.9 million on the 2008 figure of €237.0 million. Capital spending in 2009 focused on the expansion of production in Banting, Malaysia, as well as on the expansion of the carbon fiber sites (€53.3 million). Necessary replacement investments and environmental protection investments were made, particularly at our locations in La Coruña (Spain), Lachute (Canada) and Griesheim (Germany). At the U.S. sites in Gardena and St. Marys, SGL Group continued to invest €15.5 million and €4.1 million, respectively, in automation technologies. Capital expenditures of €6.3 million were made for setting up a new soft felt line in Meitingen.

As a result of the strong increase in capital expenditure in 2009, depreciation on property, plant and equipment rose to €54.5 million compared to the prior year (2008: €49.4 million). The high level of capital expenditure in 2008 had little or no immediate impact on the amount of depreciation in 2008, because depreciation is only recognized once new plant and equipment is completed and available for use.

Capitalized amounts under finance leases included within "Land, land rights and buildings" as well as "Plant and machinery" amounted to €3.4 million at December 31, 2009 (2008: €3.7 million). The amount of borrowing costs capitalized in the reporting period amounts to €0.1 million, determined on the basis of a borrowing rate of 6%.

Please see note 8 for information on the impairment losses.

14. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments accounted for using the equity method as of December 31, 2009 and 2008 are as follows:

in %	Dec. 31, 2009	Dec. 31, 2008
PowerBlades GmbH, Bremerhaven, Germany	49	49
DONCARB GRAPHITE 000 (Doncarb), Russian Federation	50	50
SGL TOKAI Carbon Ltd. (STS), China	51	51
European Precursor GmbH (EPG), Kelheim, Germany	44	44
Benteler SGL GmbH & Co KG, Paderborn, Germany	50	50
Brembo SGL Carbon Ceramic Brakes S.p.A., Milano, Italy	50	0
SGL Automotive Carbon Fibers GmbH & Co. KG (Automotive), Munich, Germany	51	0

As of December 31, 2009, the carrying amount of the investments in associates accounted for using the equity method amounts to €49.8 million (2008: €19.3 million). The loss from investments in associates accounted for using the equity method amounts to €9.9 million (2008: income of €0.4 million).

The additions concern the joint venture Brembo SGL Carbon Ceramic Brakes S.p.A., Milan, as well as the joint venture SGL Carbon Fibers GmbH & Co KG, Munich, which was founded with BMW. The joint venture with Brembo was established in May 2009 through the transfer of SGL Group's activities in the area of carbon ceramic brakes. The joint venture with BMW for the processing of carbon fibers to textile semi-finished products for use in vehicle construction was founded in October 2009.

Except for PowerBlades, which has a financial year ending March 31, all remaining companies accounted for using the equity method report as of December 31, 2009.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Key performance indicators for these companies are as follows:

in €m[1]	Power-Blades[2]	EPG	Benteler	STS	Doncarb	Brembo[3]	Automotive
Sales revenue	42.4	0.0	3.6	13.4	0.4	31.3	0.0
Expenses	44.0	1.4	8.0	18.4	0.5	37.3	0.0
Loss / profit for period	-1.6	-1.4	-4.4	-5.0	-0.1	-6.0	0.0
Current assets	15.5	0.4	7.5	20.9	0.0	33.8	2.2
Non-current assets	4.0	45.1	3.4	3.9	0.4	26.7	0.0
Assets	19.5	45.5	10.9	24.8	0.4	60.5	2.2
Current liabilities	13.7	2.5	1.7	16.7	0.3	1.8	0.0
Non-current liabilities	3.5	22.9	8.5	0.1	0.0	13.9	0.0
Liabilities	17.2	25.4	10.2	16.8	0.3	15.7	0.0

[1] 100% values for companies
[2] Data for the period January 1 to December 31
[3] Data for the period June 1 to December 31

Contingent liabilities relating to investments accounted for using the equity method amounted to €1.5 million (2008: €1.5 million).

15. RECEIVABLES FROM LONG-TERM CONSTRUCTION CONTRACTS

In 2009, total sales revenue of €36.9 million (2008: €29.3 million) was recognized in respect of long-term contracts using the percentage-of-completion method (cost-to-cost) in accordance with IAS 11. After deduction of costs incurred of €24.9 million (2008: €23.6 million), the margin on these contracts in the year under review was €12.0 million (2008: €5.7 million). A major positive effect was the completion of a contract in the Business Unit GMS. On the balance sheet, total advance payments of €5.2 million (2008: €4.5 million) received from customers in respect of these contracts were offset against the respective cumulative receivables of each contract, resulting in receivables of €40.8 million and payables of €1.1 million (2008: receivables of €24.8 million and payables of €4.9 million). As a portion of these receivables from PoC-accounting is non-current, the amount of €28.1 million is reported as a separate item under non-current assets. The current portion is reported under trade receivables.

16. OTHER NON-CURRENT ASSETS

Other non-current assets include securities which were purchased to cover pension benefits by foreign subsidiaries. These securities in the amount of €3.5 million as of year-end 2009 are classified as "available for sale" (2008: €3.3 million). Changes in the value of these securities are recognized directly in equity. Other non-current assets comprise primarily the capitalized value of insurance policies not qualified as plan assets. These policies are insurance policies covering the additional employee benefits in connection with deferred compensation amounting to €5.1 million (2008: €4.7 million).

17. INVENTORIES

in €m	Dec. 31, 2009	Dec. 31, 2008
Raw materials and supplies	142.3	161.4
Work in progress	178.7	192.3
Finished goods and purchased goods	77.2	85.9
	398.2	**439.6**

The total carrying amount of inventories measured at net realizable value was €9.7 million (2008: €7.9 million). Write-downs to net realizable value amounted to €16.0 million in 2009 (2008: €13.4 million).

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

18. TRADE RECEIVABLES

in €m	Dec. 31, 2009	Dec. 31, 2008
Due from customers	206.1	275.5
Due from companies accounted for using the equity method	12.7	7.4
Trade receivables, current	**218.8**	**282.9**

SGL Group reports trade receivables as follows:

in €m	Dec. 31, 2009	Dec. 31, 2008
Receivables from long-term construction contracts (see Note 15)	28.1	20.8
Trade receivables, current	218.8	282.9
	246.9	**303.7**

The following table shows the extent of the credit risk related to trade receivables:

in €m	Dec. 31, 2009	Dec. 31, 2008
Trade receivables neither written down nor overdue	**216.8**	**249.5**
Overdue trade receivables not written down on an individual basis		
less than 30 days	13.8	19.5
30 to 60 days	4.3	13.9
61 to 90 days	0.7	2.5
more than 90 days	0.8	1.8
Total	**19.6**	**37.7**
Receivables written down on an individual basis	18.4	26.3
less valuation adjustment	-7.9	-9.8
Trade receivables, net	**246.9**	**303.7**

The majority of our trade receivables are paid by the contractually agreed due date. As of the balance sheet date, the total amount of receivables that were not impaired was €236.4 million (2008: €287.2 million). As of December 31, 2009, the total amount of valuation allowances on receivables amounted to €7.9 million (2008: €9.8 million). The specific valuation allowances were calculated on the basis of uniform Group accounting policies and reflect the expected default risk based on the trend in customer sectors. The allowances for doubtful receivables are comprised in large part of estimates and assessments of the individual receivables made by our sales organization on the basis of the creditworthiness of the respective customer, historical experience, and current economic trends. As a result of the economic recovery in the second half of 2009 and the increased payments on legacy receivables, we were able to reverse allowances on receivables from customers in the steel industry during the year under review. The portfolio of receivables is subject to continuous quality monitoring as part of our credit management system. Further details can be found under Note 29 "Credit risk".

The following table shows the movement of allowances:

in €m	2009	2008
Balance as at January 1	**9.8**	**4.6**
Additions recognized as expense	3.8	7.1
Reversals	-5.0	-1.3
Utilizations	-0.7	-0.4
Exchange differences	0.0	-0.2
Balance as at December 31	**7.9**	**9.8**

19. OTHER RECEIVABLES AND OTHER ASSETS

in €m	Dec. 31, 2009	Dec. 31, 2008
Positive fair values of financial instruments	0.7	14.5
Other tax claims	10.1	9.8
Advance payments for leases and insurance premiums	4.6	3.9
Insolvency protection in part-time retirement	2.5	1.6
Receivables from employees	2.1	1.1
Other receivables due from companies accounted for using the equity method	0.9	0.6
Other current assets	13.4	12.9
Other receivables and other assets	**34.3**	**44.4**

The sharp decline of the market values of financial instruments is primarily attributable to the expiration of our currency options during the financial year 2009 as well as due to the overall decline in volume of our hedging instruments.

One plot of land in Europe outside Germany is classified as a **Asset held for sale**. The reported value corresponds to the previous carrying amount. The assets were mainly allocated to the Business Unit PP.

20. CASH AND CASH EQUIVALENTS

The increase compared to the prior year by €179.2 million from €123.1 million to €302.3 million is mainly attributable to the proceeds from the issue of a convertible bond in June 2009. The negative free cash flow (net cash from operating activities less net cash used for investing activities) in SGL Group in the amount of €34.0 million (2008: €-35.9 million) had a contrasting effect.

The breakdown of cash is as follows: 89% in euros (2008: 71%), 6% in U.S. dollars (2008: 17%), 2% in Japanese yen (2008: 4%), 1% in pound sterling (2008: 1%) and 2% (2008: 7%) in other currencies.

Cash and cash equivalents of SGL Group as of December 31, 2009, amount to a total of €302.3 million (2008: €123.1 million) and consist of current account balances of €262.3 million (2008: €123.0 million) in the form of deposits payable on demand and term deposits with a remaining term of up to three months from the date of acquisition as well as fund shares payable on demand in the amount of €40.0 million (2008: €0.0 million). There was no significant amount of cash on hand as of the balance sheet date (2008: €0.1 million).

21. DEFERRED TAXES

Deferred taxes are calculated using tax rates that are, based on today's knowledge, applicable at the date of recovery of the asset or settlement of the liability. Deferred tax assets are recognized when their recovery is probable. The assessment takes into account the probability of the reversal of the deferred tax liabilities as well as the future taxable income. The corresponding judgment by the management is based on planning data. Uncertainties about the planning assumptions as well as other positive and negative factors known at the moment are taken into account. The resulting judgment may change as a result of future developments.

Deferred tax assets mainly refer to deferred taxes on loss carryforwards as well as deferred taxes on measurement timing differences between IFRS and the tax base resulting from differences in the measurement of provisions, inventories and financial derivatives. Deferred tax liabilities primarily arise from differences in the depreciation and amortization methods between the IFRS consolidated financial statements and the tax accounts.

As of December 31, 2009, there were domestic tax loss carryforwards of €210.4 million (2008: €213.4 million) relating to corporate income tax and €152.5 million (2008: €159.8 million) to municipal trade tax. In addition, foreign tax loss carryforwards existed mainly in the U.S. in the amount of €58.2 million (2008: €29.3 million) relating to federal tax and in the UK in the amount of €54.8 million (2008: €30.3 million). The loss carryforwards in Germany and the UK can be carried forward without limitation in accordance with currently applicable laws. In the U.S., the loss carryforwards will cease beginning in 2022.

No deferred tax assets were recognized for the following items as of December 31, 2009, and December 31, 2008, respectively:

in €m	Dec. 31, 2009	Dec. 31, 2008
Deductible temporary differences		
from impairment test	74.0	0.0
from other timing differences	2.2	1.9
From tax loss carryforwards and tax refunds received	202.3	118.8
Total	**278.5**	**120.7**

Deferred taxes predominantly have a maturity of more than one year.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Deferred tax assets and liabilities are derived from loss carryforwards or differences between the tax base and the IFRS financial statements, as follows:

in €m	Deferred tax assets Dec. 31,2009	Deferred tax liabilities Dec. 31,2009	Deferred tax assets Dec.31,2008	Deferred tax liabilities Dec.31,2008
Non-current assets	29.4	-48.8	6.7	-37.5
Inventories	12.3	-3.8	8.8*	-4.4
Receivables / other assets	0.1	-4.2	1.4	-6.9
Provisions for pensions and other employee benefits	36.6	-1.9	32.0	-0.1
Other provisions	8.5	-0.3	10.8*	-0.6
Liabilities /other liabilities	2.6	-1.7	3.5	-1.2
Tax loss carryforwards and tax refunds received	106.8		89.5	
Others	2.1	-1.1	3.1	-1.2
Total	**198.4**	**-61.8**	**155.8**	**-51.9**
Allowance	-85.3		-34.8	
Netting	-58.0	58.0	-49.0	49.0
Carrying amount	**55.1**	**-3.8**	**72.0**	**-2.9**

*Prior year comparatives adjusted

Deferred tax assets and liabilities are netted insofar as these refer to income taxes of the same taxable entity.

The balance of deferred tax assets and liabilities declined by €17.8 million in 2009 (2008: €6.9 million) to a total of €51.3 million (2008: €69.1 million). The effect on earnings totals €23.1 million in 2009 (2008: €17.4 million). Deferred taxes changed by €0.1 million (2008: €-0.5 million) as a result of changes in foreign exchange rates. Other changes of €-3.7 million (2008: €-10.0 million) not affecting the income statement relate to items recognized in equity. These primarily include the increase in deferred tax assets not recognized in income resulting from valuation differences in pension provisions due to the actuarial losses recognized in equity. Other changes not affecting the income statement resulted from cash flow hedges as well as future tax benefits relating to the Stock Appreciation Rights. Other changes not affecting the income statement resulted from cash flow hedges as well as future tax benefits in relation to share-based payment plans. In addition, €-1.2 million (2008: €0 million) relate to deferred taxes offset against goodwill as well as €-0.5 million (2008: €0 million) to the deconsolidation of Group companies.

A deferred tax liability of €1.1 million (2008: €1.2 million) was also recognized in Germany in respect of foreseeable future dividend payments by our foreign subsidiaries. The reason for the recognition of this liability is that 5% of foreign dividend income is not tax-free in Germany, and withholding taxes. Further theoretically possible dividend payments would lead to an additional deferred tax liability of €2.9 million (2008: €1.5 million), although we believe such payments are unlikely to be made in the foreseeable future.

22. EQUITY

As of December 31, 2009, the Company's issued capital amounted to €167,370,821.12 (2008: €165,649,896.96) and was divided into 65,379,227 (2008: 64,706,991) no-par-value ordinary bearer shares, each with a notional value of €2.56. The shares are traded on various markets in Germany (including Frankfurt).

Capital structure
Authorized Capital

Articles of Association	Date of revolution / limitation	€/ Number of shares	Capital increase via:	Exclusion of pre-emptive rights
para. 3 sec. 6	April 29, 2009 limited till April 28, 2014	€52,736,000.00 = 20,600,000 shares	Cash contributation or contribution in kind	Pre-emptive rights are excluded – if shares are issued to employees out of the Matching Shares Plan up to € 896,000.00 = 350,000 shares – if issued via contribution in kind
para. 3 sec. 8	April 28, 2006 limited till April 27, 2011	€2,122,250.24 = 829,004 shares	Cash contributation or contribution in kind	– if new shares are issued to employees
para. 3 sec. 11	April 25, 2008 limited till April 26, 2012	€23,873,251.84 = 9,325,669 shares	Cash contributations	– if new shares are issued up to max. 10% of the Company's issued capital, if the issue price of the new shares is not significantly lower than the stock exchange price

The Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the Company's issued share capital by way of an issue of new no-par value bearer shares on one or several occasions.

Shareholders are to have pre-emptive rights in any such issue in general. Pre-emptive rights may be disapplied, subject to the consent of the Supervisory Board, in the context of shares issued to employees, shares issued against contributions in kind and the issuance of shares up to 10% of the issued share capital.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Authorized capital as at December 31, 2009

Articles of association	Date of resolution	€/ Number/share	Pre-emptive shares for:	Authorization (limited)/Execution of the capital increase
para. 3 sec. 9	April 27, 2000	€2,334,848.00 = 912,050 shares	Stock Option Plan 2000 – 2004	Share capital increase will be executed if participants make use of their subscription rights
para.3 sec. 7	April 30, 2004	€2,753,164.80 = 1,075,455 shares	SAR-Plan* 2005 – 2009	Share capital increase will be executed if participants make use of their subscription rights
para. 3 sec. 12	April 29, 2009	€5,376,000.00 = 2,100,000 shares	SAR-Plan* 2010 – 2014	Share capital increase will be executed if participants make use of their subscription rights
para. 3 sec. 10	April 29, 2009	€16,640,000.00 = 6,500,000 shares	To be used for the convertible bond 2007	Share capital increase will be executed if creditors of the convertible bond exercise their conversion rights
para. 3 sec. 13	April 29, 2009	€51,200,000.00 = 20,000,000 shares	To be used for the convertible bond 2009 and for further issuance of bonds	Authorization to issue convertible bonds up to €800 million* (limited till April 28, 2014)

* SAR Plan = Stock Appreciation Rights Plan (see Note 31)
** After the issuance of the convertible bond 2009 the issue volume amounts to €610 million.

The Annual General Meeting has resolved contingent capital increases to service the share-based management incentive plans (also see Note 31) as well as to service convertible bonds and bonds with warrants (also see Note 25).

Increase of the Company's Share Capital

	Number of shares 2009	Number of shares 2008
As at January 1	**64,706,991**	**63,900,405**
Stock Option Plan 2000 – 2004	7,001	146,449
SAR Plan 2005 – 2009	53,365	279,350
Issuance to employees for bonus entitlements	450,615	263,996
Own bonus shares	99,385	46,004
New shares for share plan participants	61,870	70,787
As at December 31	**65,379,227**	**64,706,991**

The total number of shares rose from 64,706,991 at December 31, 2008, to 65,379,227 at December 31, 2009, an increase of 672,236.

The number of new shares issued in the reporting period in connection with the Stock Option Plan 2000 to 2004 and the SAR Plan 2005 to 2009 was 7,001 and 53,365, respectively.

A total of 611,870 new shares were issued for the purpose of servicing bonus entitlements as well as entitlement of employees in relation to the Matching Share Plan 2007. The new shares were issued at a price of €2.56 each, increasing issued capital to a total of €1,566,387.20. Of the 550,000 new shares, a total of 450,615 shares were transferred to employees of the Company at a price equivalent to the opening price in XETRA trading on March 16, 2009, in order to satisfy bonus entitlements in accordance with the terms of the agreed bonus arrangements. The Company purchased 99,385 shares at a price of €2.56 per share. These shares were not needed to satisfy bonus entitlements because of the increase in the share price between the date on which the resolution to increase issued capital was passed and March 16, 2009, and will in future be offered to present or former employees of the Company or its affiliated companies for purchase. A total of 61,870 new shares were issued to employees of Group companies under the 2007 Matching Share Plan at the end of the vesting period from the capital increase in March 2009.

On January 25, 2009, the Board of Management approved a €255,070.72 increase in issued capital through the issue of 99,637 new shares by making partial use of authorized capital. The new shares are designated for employees of the Company and to support the 2008 Matching Share Plan; they carry dividend rights for 2009.

Disclosures on Capital Management

In addition to ensuring liquidity, the primary objective of capital management is to optimize financing alternatives on an ongoing basis. In order to achieve this objective, various methods are used to reduce the cost of capital and optimize our capital structure as well as to ensure effective risk management. SGL Group has a sound financial profile. Capital management extends to both equity and financial liabilities. Key figures include net debt, gearing (net debt / equity) and the equity/assets ratio.

Net debt is defined as borrowings at their nominal amount less cash and cash equivalents.

The indicators changed as follows:

in €m	Dec. 31, 2009	Dec. 31, 2008
Net debt	367.9	332.6
Equity attributable to shareholders of the parent company	750.5	763.4
Gearing ratio	0.49	0.44
Equity ratio	39.9%	42.9%

SGL Group pursues active debt management as one of its capital management tools. The Group is under an obligation to comply with certain covenants with respect to our lenders and bondholders. Adherence to these covenants is monitored continuously. In addition, financial risks are monitored and controlled using various indicators as part of internal risk management.

SGL Group has been rated by the Moody's and Standard & Poor's (S&P) rating agencies since 2004. The current ratings are "Ba2" (Moody's) and "BB" (S&P). The long-term credit quality of our corporate bonds and our 2007 convertible bond has been given ratings of "Ba1" and "BBB" by Moody's and "Ba3" and "BB" by S&P. Our 2009 convertible bond is rated "BB" by S&P, and has not been rated by Moody's.

23. PROVISIONS FOR PENSIONS AND OTHER EMPLOYEE BENEFITS

The employees of SGL Group worldwide benefit from various pension plans that provide retirement benefits for the employee and surviving dependants. These benefits are granted in accordance with the specific situation in the various countries. Some of the arrangements are tied to the level of employee remuneration, whereas others are based on fixed amounts linked to employee ranking in terms of both salary classification and position within the Company hierarchy. Some arrangements also provide for future increases based on an inflation index.

The various pension arrangements for the employees of SGL Group in Germany were standardized on April 1, 2000. Post-employment benefit entitlements dating from the period before April 1, 2000, are not affected and the financial obligations arising under these pension plans remain within SGL Group, where they are covered by provisions. The basis of the modified pension scheme is the legally independent pension fund for employees of the Hoechst Group VVaG, which is funded by employee and employer contributions. The contributions made by SGL Group to this pension fund are determined by a specific ratio to the contributions made to the fund by employees.

In the case of defined contribution plans, the Company pays contributions to pension insurance providers on the basis of statutory or contractual requirements. The Company generally has no further obligations other than to pay the contributions. The Hoechst VVaG pension fund is a defined benefit multi-employer plan. There is insufficient information available about this pension plan to allow the Company to classify it as a defined benefit plan because the plan assets cannot be allocated among the participating companies. A situation where this pension plan is underfunded cannot arise as the future employer contributions are to be assessed in such a way that prevents underfunding. If overfunding occurs, the contributions of the participating companies will be reduced accordingly. The contributions made by SGL Group to the pension fund are currently equivalent to 300% of the employee contributions (2008: 300%). The contribution payments each year are recognized as operating expenses for defined contribution plans in the year concerned.

Most of the obligations in respect of current pension benefits and projected pension benefits in the European companies are covered by the provisions reported on the balance sheet. The North American subsidiaries have country-specific pension plans which are largely covered by pension funds. The provisions to be recognized are determined in accordance with IAS 19 and are measured on the basis of actuarial opinions. The amount of the provisions depends on the length of service within the Company as well as from the pensionable remuneration. The provisions are calculated using the so-called projected unit credit method, assuming an increasing service cost.

In addition to biometrical bases for calculation and the current long-term market interest rate, this method takes into account in particular assumptions with respect to future salary and pension increases.

The following parameters are applied in Germany and the USA, the countries with the most significant post-employment benefit obligations:

	German Plans		**US Plans**	
	2009	**2008**	**2009**	**2008**
Discount rate	5.50%	6.00%	5.75%	6.25%
Projected salary increase	2.50%	3.00%	3.00%	3.00%
Projected pension increase	2.00%	2.00%		
Return on plan assets		–	8.00%	8.00%

Actuarial measurements are based on country-specific mortality tables.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

In the U.S., pension benefits are traditionally provided via a pension fund, in which the plan assets are invested solely for the purpose of providing future pension benefits to the beneficiaries and minimizing the costs of administering the assets. SGL Group regularly reviews the assumptions on the expected return on plan assets of the North American, fund-financed pension plan. As part of the review, independent actuaries calculate a range for expected long-term returns on total plan assets. The range calculation is based on forecasts of long-term returns as well as historical market data on past returns. The assumed long-term return on plan assets of the North American pension plan was 8.0% in fiscal 2009 (2008: 8.0%).

The investment policy of SGL Group is geared toward distributing assets equally among growth-oriented equities and interests in companies and among fixed-interest bonds and cash. As of December 31, 2009, 48.1% of the plan assets in the USA were invested in equities and interests in companies (2008: 44.4%), 45.9% in fixed-interest bonds (2008: 49.6%), and 6.0% in cash (2008: 6.0%).

In fiscal year 2009, SGL Group adjusted some pension plans in the USA and reduced benefit entitlements. This led to a decline in the present value of the defined benefit obligation. The amount is included in the item "Plan amendments" and resulted in a corresponding decrease of functional costs.

In certain companies in SGL Group, the provisions also cover amounts for post-employment healthcare and severance payments. The future benefit obligations are calculated using actuarial methods based on prudent estimates of the relevant parameters. The calculation parameters may be influenced to a significant degree by the assumptions with respect to the increase of costs within the healthcare sector. An increase or decrease of the assumed growth rate for healthcare costs by 1 percentage point would have led to an increase (decline) of the present value of the defined benefit obligation of €1.6 million (€-1.3 million) and an increase (decline) of service and interest cost of €0.1 million (€-0.1 million).

The change in pension obligations relating to direct commitments and post-employment healthcare obligations, the change in plan assets, and the financing status of the pension plans are described in the following.

The funded status for 2009 was as follows: in €m	**Germany 2009**	**USA 2009**	**Other 2009**	**Total 2009**
Present value of the defined benefit obligation at beginning of year	**167.0**	**92.5**	**23.9**	**283.4**
Service cost	3.6	1.6	0.6	5.8
Interest cost	9.7	5.6	1.2	16.5
Actuarial gains / losses	9.0	13.2	1.4	23.6
Benefits paid	-8.3	-5.6	-2.4	-16.3
Plan amendments	0.0	-4.6	0.0	-4.6
Other changes[1]	-0.2	0.7	0.0	0.5
Exchange differences	0.0	-3.3	1.0	-2.3
Present value of the defined benefit obligation at the end of year [2]	**180.8**	**100.1**	**25.7**	**306.6**
Fair value of plan assets at beginning of year	**9.3**	**52.9**	**5.2**	**67.4**
Actual return on plan assets	0.6	7.3	1.0	8.9
Employer contributions	2.2	5.3	0.7	8.2
Employee contributions	0.0	0.7	0.0	0.7
Benefits paid	-0.3	-5.6	-0.6	-6.5
Exchange differences	0.0	-1.8	0.6	-1.2
Present value of the defined benefit obligation at the end of year[3]	**11.8**	**58.8**	**6.9**	**77.5**
Funded status as at December 31	**169.0**	**41.3**	**18.8**	**229.1**
Past service cost not recognized	0.0	-0.3	0.0	-0.3
Amount recorded	**169.0**	**41.0**	**18.8**	**228.8**
Provision for termination benefits	0.0	1.5	4.9	6.4
Provisions for pensions and other employee benefits	**169.0**	**42.5**	**23.7**	**235.2**

[1] Thereof €-0.6 million disposal SGL Brakes
[2] Thereof €20.4 million for post-retirement healthcare benefits
[3] In addition, there are €5.1 million assets from direct insurance agreements not qualifying as plan assets as well as a further €3.5 million assets to cover pension entitlements recognized as other non-current assets.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The funded status for 2008 was as follows: in €m	Germany 2008	USA 2008	Other 2008	Total 2008
Present value of the defined benefit obligation at beginning of year	**163.2**	**85.2**	**27.4**	**275.8**
Service cost	3.9	1.7	0.5	6.1
Interest cost	8.5	5.0	1.3	14.8
Actuarial gains/losses	-2.2	0.5	-2.4	-4.1
Benefits paid	-8.1	-6.3	-1.6	-16.0
Plan amendments	1.3	0.3	0.0	1.6
Other changes[1]	0.4	0.7	0.2	1.3
Exchange differences	0.0	5.4	-1.5	3.9
Present value of the defined benefit obligation at the end of year[1]	**167.0**	**92.5**	**23.9**	**283.4**
Fair value of plan assets at beginning of year	**8.8**	**56.2**	**7.2**	**72.2**
Actual return on plan assets	0.3	-5.9	-1.1	-6.7
Employer contributions	0.3	5.4	0.5	6.2
Employee contributions	0.0	0.7	0.0	0.7
Benefits paid	-0.1	-6.3	-0.2	-6.6
Exchange differences	0.0	2.8	-1.2	1.6
Present value of the defined benefit obligation at the end of year[2]	**9.3**	**52.9**	**5.2**	**67.4**
Funded status as at December 31	**157.7**	**39.6**	**18.7**	**216.0**
Provision for termination benefits	0.0	1.6	5.7	7.3
Provisions for pensions and other employee benefits	**157.7**	**41.2**	**24.4**	**223.3**

[1] Thereof €15.8 million for post-retirement healthcare benefits
[2] In addition, there are €5.1 million assets from direct insurance agreements not qualifying as plan assets as well as a further €3.5 million assets to cover pension entitlements recognized as other non-current assets.

The reconciliation to the amount reported in the consolidated statement of comprehensive income is as follows:

in €m	Germany 2009	USA 2009	Other 2009	Total 2009	Total 2008
Actuarial gains (+) / losses (-)	-9.0	-13.2	-1.4	-23.6	4.1
Actual return on plan assets	0.6	7.3	1.0	8.9	-6.7
Less expected return on plan assets	0.6	4.3	0.4	5.3	5.5
Gains (+) / losses (-) of the reporting year (gross) recognized in equity	-9.0	-10.2	-0.8	-20.0	-8.1
Tax effect*	2.6	3.6	0.3	6.5	11.5
Gains (+) / losses (-) of the reporting year (net) recognized in equity	-6.4	-6.6	-0.5	-13.5	3.4

* In 2008 including reversal of impairment loss on deferred tax assets of €7.6 million

In fiscal year 2009, the present value of the defined benefit obligation increased due to the reduction of the discount rate for the domestic and foreign pension plans. The negative effect from the reduction of the discount rates was partially compensated by a reduction of the projected salary increase as well as by experience adjustments. Experience adjustments resulting from differences between actuarial assumptions and actual outcome caused a decline of the present value of the defined benefit obligation in fiscal 2009 by 1.8%. The following amounts were recognized for defined benefit plans for the current and the preceding reporting periods:

Development of experience adjustments:

in €m	2009	2008	2007	2006	2005
Present value of defined benefit obligation	306.6	283.4	275.8	291.5	299.5
Plan assets	77.5	67.4	72.2	70.7	61.0
Funded status	229.1	216.0	203.6	220.8	238.5
Plan liabilities experience adjustments	1.6	-7.8	-2.0	2.4	-1.9
Plan assets experience adjustments	3.6	-12.2	-0.5	1.7	-2.9

Pension provisions amounting to around €14.4 million have a maturity of less than one year (2008: €13.6 million).

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

SGL Group has pension and healthcare obligations in the amount of €89.3 million (2008: €84.0 million) arising from fund-financed pension plans. Pension obligations arising from non-fund-financed pension plans amounted to €216.6 million (2008: €199.4 million). The actual return on plan assets in 2009 amounted to €8.4 million (2008: loss of €7.2 million).

To cover the pension obligations to members of the Board of Management, the Company has entered into reinsurance policies with two large insurance companies. As of December 31, 2009, the asset value included in the pension provisions amounted to a total of €11.2 million (2008: €9.3 million). Further one-off payments totaling €2.2 million (2008: €0.3 million) were made to reinsurers in 2008. The benefits under the insurance policies have been pledged to the relevant members of the Board of Management. The pension expense for active members of the Board of Management is detailed in Note 33.

The breakdown of pension expenses for 2009 and 2008 is as follows:

in €m	Germany 2009	USA 2009	Other 2009	Total 2009
Service cost	3.6	1.6	0.6	5.8
Interest cost	9.7	5.6	1.2	16.5
Expected return on plan assets	-0.6	-4.3	-0.4	-5.3
Past service cost	0.0	0.1	0.0	0.1
Income from plan curtailment	0.0	-4.6	0.0	-4.6
Expenses for defined benefit plans	**12.7**	**-1.6**	**1.4**	**12.5**
Expenses for defined contribution plans				5.2
Pension expenses				**17.7**

in €m	Germany 2008	USA 2008	Other 2008	Total 2008
Service cost	3.9	1.7	0.5	6.1
Interest cost	8.5	5.0	1.3	14.8
Expected return on plan assets	-0.3	-4.8	-0.4	-5.5
Past service cost	1.2	0.3	0.0	1.5
Expenses for defined benefit plans	**13.3**	**2.2**	**1.4**	**16.9**
Expenses for defined contribution plans				6.8
Pension expenses				**23.7**

Employer contributions to U.S. plan assets in 2010 are estimated at €1.5 million (2008: €3.2 million). As of December 31, 2009, the anticipated future pension benefit payments by SGL Group to its former employees or their surviving dependants were as follows:

Pension payments to employees:

Year	in €m
Payable in 2010	14.4
Payable in 2011	14.8
Payable in 2012	15.5
Payable in 2013	16.8
Payable in 2014	17.8

24. OTHER PROVISIONS

in €m	Taxes	Personnel expenses	Warranties, price reduction and guarantees	Other	Total
Balance as at January 1, 2009	**9.7**	**53.2**	**12.2**	**15.7**	**90.8**
Change in scope of consolidation	0.0	-0.7	-0.5	-0.1	-1.3
Utilizations	-2.8	-40.0	-5.3	-9.2	-57.3
Releases	-1.0	-2.4	-5.2	-0.2	-8.8
Additions	1.7	35.0	16.4	5.8	58.9
Other change / exchange differences	-0.1	0.2	0.1	0.1	0.3
Balance as at December 31, 2009	**7.5**	**45.3**	**17.7**	**12.1**	**82.6**
(thereof with a maturity of up to one year)	(6.7)	(34.2)	(17.6)	(10.4)	(68.9)
(thereof with a maturity of more than one year)	(0.8)	(11.1)	(0.1)	(1.7)	(13.7)

The provisions for taxes include amounts for tax risks relating to financial years that have not yet been fully assessed by the tax authorities.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Provisions for personnel expenses mainly comprise provisions for annual bonuses of €12.6 million (2008: €18.8 million), provisions for jubilee benefits of €5.8 million (2008: €6.1 million), provisions for partial retirement of €8.2 million (2008: €5.4 million), and provisions for outstanding vacation days of €3.8 million (2008: €5.4 million).

All warranties, price reductions, and guarantees contain provisions for price reduction risks including bonuses, volume discounts and other reductions in price.

Other provisions comprise provisions for outstanding supplier invoices in the amount of €4.0 million (2008: €4.9 million) and for environmental protection costs in the amount of €0.3 million (2008: €0.4 million).

25. LIABILITIES

in €m	Dec. 31, 2009	Remaining maturity > 1 year	Dec. 31, 2008	Remaining maturity > 1 year
Interest-bearing loans / financial liabilities				
Corporate bond	200.0	200.0	200.0	200.0
– nominal value of convertible bonds	390.0		200.0	
– less IFRS equity component	-80.7		-50.0	
– plus interest cost under effective interest method	22.5		12.0	
Convertible bonds	331.8	331.8	162.0	162.0
Bank loans, overdrafts and other financial liabilities	80.2	71.1	55.7	48.6
Refinancing expenses	-10.3	-7.7	-8.8	-7.1
	601.7	**595.2**	**408.9**	**403.5**
Trade payables	99.8	0.0	165.3	0.0
Other financial liabilities				
Derivative financial instruments	17.5	0.0	48.3	15.2
Finance lease liabilities	0.9	0.7	1.2	0.8
Miscellaneous other financial liabilities	50.2	41.5	28.4	24.1
	68.6	**42.2**	**77.9**	**40.1**
Income tax payables	2.4	0.0	8.0	0.0
Miscellaneous other liabilities	31.2	0.6	34.3	0.0
	803.7	**638.0**	**694.4**	**443.6**

Interest-bearing Loans

Convertible bonds

On June 25, 2009, the Management Board of SGL Carbon SE resolved, with the consent of the Supervisory Board, to issue a convertible bond on June 30, 2009. This convertible bond consists of senior, unsecured convertible notes convertible into shares of SGL Carbon SE ("Convertible Bond 2009"). The convertible notes were offered to institutional investors outside the USA by way of an accelerated bookbuilding. Our anchor shareholders also participated in the issue. The pre-emptive rights of existing shareholders were excluded.

The convertible bond 2009 had an issue size of €190 million and is convertible into approximately €6.5 million non-par value shares of SGL Carbon SE. The convertible bond has a term of seven years and was issued and will be redeemed at 100% of its principal amount. Each holder is entitled to terminate all or some of his / her notes not converted or redeemed after five years effective June 30, 2014 ("put option"). In this case, SGL Group has to redeem the notes concerned at par value. The interest coupon is 3.5%, payable annually. The initial conversion price at €29.39 is set at a premium of 30% above the volume weighted average price of the shares of SGL Carbon SE during the bookbuilding period.

SGL Group is planning to use the proceeds from the issue of the convertible bond especially for accelerated expansion and investment plans in the Business Segment Advanced Materials, which is benefiting most strongly from the growing demand for alternative energy sources, as well as for general corporate purposes. In order to be able to participate in the growth of the customer industries solar and wind energy, energy storage (e.g. lithium-ion batteries), as well as aerospace, investments for the construction and expansion of capacities are planned in the mid term.

In 2007, the Company issued unsecured convertible bonds with a nominal value of €200.0 million. The bonds have a maturity of six years, a principal of €50,000 each, an initial conversion price of €36.52 and a coupon of 0.75% per annum. The bonds were issued at 100% of the nominal value.

In accordance with IAS 39, the liabilities associated with the convertible bonds were initially recognized at the fair value of the consideration received. The relevant nominal value was split between the equity component, which under IAS 32 represents the conversion right, and the borrowing component. The fair value of each borrowing component was derived from a comparable bond without conversion rights, the fair value of which was calculated as the present value (using the comparable interest rate) of agreed payments.

The equity element of the convertible bond 2007 was derived from the difference between the nominal value of €200.0 million and the present value of €150.0 million calculated on the basis of a market discount rate of 5.8%. After deduction of the associated transaction costs of €0.9 million, this equity element amounting to €49.1 million was posted to capital reserves. This IFRS-specific equity component will remain in capital reserves regardless of whether the bond is actually converted or not.

The equity element of the convertible bond 2009 in the amount of €30.7 million was derived from the difference between the nominal value of €190.0 million, the fair value of the put option of €17.4 and the present value of €141.9 million calculated on the basis of a market discount rate of 8.43%. After deduction of the associated transaction costs of €0.5 million, this equity element was posted to capital reserves.

The carrying amounts of the bond liabilities 2007 (2009) are subsequently measured using the effective interest method based on their coupons of 5.8% (8.43%).

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The bond liability 2007 was increased as of December 31, 2008, by €7.5 million from €154.5 million to €162.0 million, this amount being the difference between the coupon interest and the effective interest. In the year under review, the bond liability 2007 and, since July 2009, the bond liability 2009 were increased by an additional amount of €7.9 million and €2.5 million to €169.9 million and €161.9 million, respectively.

Corporate bond

The Company issued an eight-year floating-rate corporate bond with a nominal value of €200.0 million effective May 16, 2007. The corporate bond has a coupon of three-month EURIBOR plus a margin of 1.25% per annum. This represented an initial coupon of 5,313% per annum and an interest rate of 1,964% per annum as of December 31, 2009 (2008: 5,495%). The issue price was 100% of the nominal amount. After a period of twelve months, the Company, as the issuer of the corporate bond, has the right to repay the bond at a price of 102% plus accumulated interest. The issuer can also cancel and repay the bond after two years at a price of 101% plus accumulated interest, and after three years at a price of 100% plus accumulated interest. In the event of a change in ownership of the Company, the corporate bond immediately becomes due for repayment at a price of 101% of the nominal amount plus accumulated interest. The terms of the corporate bond also include normal market provisions with regard to compliance with financial covenants and restrictions. The corporate bond is officially admitted to trading on the Luxembourg Stock Exchange in the EuroMTF market.

Syndicated credit line
In addition to these bonds, SGL Group also has a secured syndicated credit line for a total of €200.0 million to be used for working capital and investments. The credit line is available until May 2012 and has equal ranking with the corporate bond. The credit line is available to various SGL subsidiaries and can be drawn down in different currencies. These credit facilities were not used as of the balance sheet date. In case of a change in ownership, the loan will become due for repayment. The agreed credit margin varies depending on the leverage in SGL Group during the term to maturity. The terms and conditions of the syndicated loan include financing provisions in line with the market. This credit line is being provided by SGL Group's core banks.

The corporate bond and syndicated credit line have equal ranking and are secured by shares and / or corporate guarantees from selected SGL subsidiaries.

The weighted average cash interest rate on financial liabilities in 2009 was 2.2% (2008: 3.4%). The reduction is due to the lower market interest rates which also leads to lower interest on the floating-rate corporate bond. Including the non-cash interest cost on the convertible bond, the weighted average interest rate for 2009 was 4.4% (2008: 5.8%).

Bank loans, overdrafts and other financial liabilities amounted to €80.2 million as of December 31, 2009 (2008: €55.7 million). Of this amount, €4.9 million (2008: €5.7 million) was subject to fixed interest and €75.3 million (2008: €50.3 million) was subject to variable interest rates.

Trade Payables

The trade payables of €99.8 million as of December 31, 2009 (December 31, 2008: €165.3 million) were due solely to third parties; as in 2008, they were due for payment within one year.

Other Financial Liabilities

Miscellaneous other financial liabilities include the minority interests in subsidiary partnerships classified as liabilities in a total amount of €41.5 million (2008: €20.6 million) as well as outstanding purchase price payments of €3.7 million (2008: €5.3 million) to the former owners of SGL epo GmbH.

Current income tax payables amounted to €2.4 million (2008: €8.0 million) as of December 31, 2009.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challeng·s. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

As at the balance sheet date, miscellaneous other liabilities of €31.2 million (2008: €34.3 million) comprised payroll liabilities of €11.6 million (2008: €15.2 million), social security liabilities of €1.4 million (2008: €2.5 million), other tax liabilities of €3.6 million (2008: €5.5 million), and deferred income of €5.5 million (2008: €3.9 million).

The following table shows all contractually agreed payments as of December 31, 2009, for repayments of principal and payment of interest on recognized financial liabilities, including derivative financial instruments.

in €m	2010	2011	2012	2013	2014	More than five years
Non-derivative financial liabilities						
Corporate bond	4.4	7.3	8.3	9.3	10.2	205.2
Convertible bonds	8.2	8.2	8.2	8.2	207.2	200.0
Bank loans, overdrafts and other financial liabilities	10.2	24.8	20.4	18.0	7.6	7.4
Lease liabilities	0.4	0.3	0.2			
Trade payables	99.8					
Miscellaneous other financial liabilities	8.7					41.5
Derivative financial liabilities	17.4					
	149.1	**40.6**	**37.1**	**35.5**	**225.0**	**454.1**

The estimated interest payments for floating-rate financial liabilities were determined on the basis of the interest-rate curve on the balance sheet date. Miscellaneous other financial liabilities were determined using undiscounted contractual cash flows for the subsequent fiscal years. Derivative financial instruments were included in this calculation on the basis of undiscounted net cash flows.

CONSOLIDATED CASH FLOW STATEMENT DISCLOSURES

26. CASH FLOW STATEMENT DISCLOSURES

The cash flow statement reports the changes in cash and cash equivalents in SGL Group resulting from cash inflows and outflows for the reporting year. Cash inflows and outflows are broken down separately by operating, investing and financing activities. A reconciliation to cash and cash equivalents as shown on the face of the balance sheet is also provided. Amounts in the cash flow statement attributable to foreign subsidiaries are translated at average exchange rates for the year which approximate to historical rates on transaction dates; cash and cash equivalents are translated at the closing rate, as on the face of the balance sheet.

Net Cash Provided by Operating Activities

Net cash provided by operating activities of €128.0 million (2008: €218.6 million) reflects changes in net current assets and other net assets as well as other non-cash transactions.

Net cash provided by operating activities includes the release of cash of €10.4 million in connection with the decrease in working capital (2008: payments to increase working capital of €-82.7 million), interest payments of €13.3 million (2008: €19.9 million), tax payments of €32.9 million (2008: €42.3 million), and payments under defined contribution pension plans and defined benefit pension plans of €24.5 million (2008: €22.8 million). In the year under review, net cash provided by operating activities amounted to a total of €128.0 million (2008: €218.6 million).

Net Cash used in Investing Activities

Net cash used in investing activities in fiscal 2009 amounted to €162.0 million (2008: €254.5 million), primarily due to the purchase of property, plant and equipment and intangible assets. Capital expenditures for property, plant and equipment and intangible assets include, among others, payments in connection with the build-up and expansion of the site in Malaysia at Banting near Kuala Lumpur, investments in automation technologies at the site in Gardena, U.S., as well as the expansion of carbon fiber capacities.

Net cash used in investing activities in fiscal 2009 does not include payments for the acquisition of Group companies (2008: €14.3 million, after deduction of acquired cash and cash equivalents amounting to €1.7 million). Payments for the acquisition of joint ventures and the increase of capital contributions in joint ventures total €10.7 million in 2009 (2008: €4.7 million). Due to the deconsolidation of SGL Brakes during the fiscal year, cash and cash equivalents in the amount of €0.2 million were disposed of. This amount is presented separately in the cash flow statement, together with compensation payments in the amount of €0.4 million. Cash disposed in connection with SGL Brakes, which is no longer a part of the scope of consolidation, amounted to €0.2 million. Excluding this cash, as of the date of disposal, the Company had non-current assets of €15.1 million, current assets of €21.3 million, equity of €29.2 million, non-current liabilities of €0.6 million as well as current liabilities of €6.8 million.

Net Cash provided by Financing Activities

In the year under review, net cash provided by financing activities amounted to a total of €213.3 million (2008: €28.9 million). The cash receipts from the convertible bond issued in 2009 amounted to a total of €186.7 million, net of transaction costs. In addition, bank liabilities from the utilization of a local credit line in Malaysia rose by €25.5 million (2008: €32.4 million). The proceeds from the capital increase as a result of stock options exercised by employees amounted to €0.6 million (2008: €1.8 million).

In fiscal 2009, the balance of cash and cash equivalents increased by €179.2 million to €302.3 million, mainly due to cash received from the convertible bond issue, while cash decreased in 2008 by €6.9 million to €123.1 million as of December 31, 2008. There was a negative exchange-rate effect of €0.2 million (2008: positive effect of €0.1 million) on the cash balance.

OTHER DISCLOSURES

27. CONTINGENT LIABILITIES AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2009, there were outstanding guarantee obligations of €4.8 million (December 31, 2008: €6.5 million). In addition, other financial commitments in connection with purchase orders for approved capital expenditure on property, plant and equipment amounted to €31.6 million as of December 31, 2009 (December 31, 2008: €38.4 million). These amounts are mainly earmarked for orders placed in connection with the new production site in Malaysia. Some of these capital expenditure projects extend beyond one year.

SGL Group is maintaining individual guarantee credit lines until the planned phase-out date for the Surface Technology and Plastics Process Technology businesses sold in 2005. As of December 31, 2009, the guarantee facility made available amounted to €2.3 million (2008: €4.0 million). In the past, the average utilization of such guarantees has been less than 1%. As in 2008, we recognized an appropriate provision at December 31, 2009, after careful assessment of possible future utilization.

Using procurement agreements with key suppliers, SGL Group secures the necessary raw materials for its production, especially for needle coke. These agreements are normally for one year, include minimum quantities to be purchased by SGL Group, and are fulfilled by physical delivery. The prices for the supplies are based on a price that is adjusted for variable components (e.g. defined parameters of the needle coke producer's raw material price).

A number of agreements to provide collateral were also signed with lenders in conjunction with the refinancing carried out in 2007. In contrast to the refinancing carried out in 2004, these agreements have been restricted to share pledge agreements and / or corporate guarantees for a selected number of companies in the Group. No charges over real estate or other assets have been pledged as collateral.

In addition, obligations under leases for land and buildings, IT equipment, vehicles and other assets amounted to €55.9 million as of December 31, 2009 (December 31, 2008: €37.0 million). As of December 31, 2009, the future payments were as follows:

in €m	2010	2011	2012	2013	2014	2015 and there-after	Total
Operating leases	7.9	7.0	5.9	4.7	3.5	26.9	55.9
Heritable building right	0.9	0.9	0.9	0.9	0.9	51.9	56.4
Finance leases	0.4	0.3	0.3	0.0	0.0	0.0	1.0
- discount included	0.0	0.0	-0.1	0.0	0.0	0.0	-0.1
= Present value of finance leases	**0.4**	**0.3**	**0.2**	**0.0**	**0.0**	**0.0**	**0.9**

There were no receipts from subleases in either 2009 or 2008. Finance leases exclusively comprise lease agreements for items of property, plant and equipment concluded as standard lease agreements without any specific purchase option. The net carrying amount of finance leases as of December 31, 2009, amounts to €3.4 million (2008: €3.7 million). Under a contract conferring the right to construct buildings on land owned by a third party in Germany there are payment obligations of €56.4 million (2008: €57.4 million) over the next 57 years. In fiscal 2008, a lease agreement was signed for an office building with an investment volume of approximately €4.2 million, and in fiscal 2009, an additional lease agreement was signed for a laboratory building at a total volume of €10.5 million. This total volume includes a sale-and-leaseback transaction in the amount of €5 million. The term of both leases is 15 years each. Both leases provide for purchase options at market conditions. Expenses for rental and lease agreements total €31.4 million in 2009 (2008: €27.5 million).

Various legal disputes, legal proceedings and lawsuits are pending or may be initiated in the future. This includes legal action arising in connection with alleged defects in SGL Group products, product warranties and environmental protection issues. Tax risks may also arise as a result of the Group structure.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with any certainty. There is a reasonable probability that individual cases could be decided against SGL Group. Identifiable risks have been adequately covered by the recognition of appropriate provisions.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

28. RELATED-PARTY TRANSACTIONS

In the course of its business activities, SGL Group provides services to related companies and individuals. These individuals and companies also act as suppliers and service providers for SGL Group within the framework of their own business activities. All these transactions are organized on an arm's length basis. Receivables from companies accounted for using the equity method are current and unhedged and amount to €13.6 million (2008: €8.0 million). Details can be found in the relevant balance sheet and income statement item disclosures. Revenues from companies accounted for using the equity method in 2009 were €15.1 million (2008: €17.5 million).

Franz-Jürgen Kümpers is the Managing Director of SGL Kümpers GmbH & Co. KG, based in Rheine, Germany. 45.5% of the company is owned by Kümpers GmbH & Co. KG, in which Franz-Jürgen Kümpers holds a minority interest. Under service agreements, this company provides a small number of services for SGL Group on an arm's length basis.

SGL Group holds a majority of the shares in NINGBO SSG Co., Ltd. in China. Mr. Yuan, our partner in this entity, is a shareholder in other companies that supply a variety of services to NINGBO SSG Co., Ltd. on an arm's length basis. In 2009, these services amounted to €0.1 million (2008: €0.1 million), while the services received amounted to €0.1 million (2008: €0.5 million).

In Spain, SGL Group has entered into a rental contract with Gelter S.A. for a building in Madrid which is the registered office of the subsidiary SGL Gelter S.A. The owner of the building holds the remaining 36% of the shares in the company consolidated in SGL Group. The rental costs charged in 2009 of €0.2 million (2008: €0.2 million) are based on an arm's length basis.

SGL Group holds a 80% majority in the company SGL Quanhai Carbon (Shanxi) Co. in China; the remaining 20% of the shares are held by Shanxi Quanhai Carbon Co., Ltd.

Mr. Wang, majority shareholder of Shanxi Quanhai Carbon Co., is also deputy chairman of the board of SGL Quanhai Carbon (Shanxi) Co. Both companies exchanged services in 2009 at market conditions. In fiscal 2009, Mr. Wang received a dividend payment of €70,000 and was paid a remuneration of €40,000 for his advisory services.

29. ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS

The following table shows the carrying amounts in accordance with the categories of IAS 39:

Financial assets	**Measurement category under IAS 39**	**Carrying amount as at Dec. 31, 2009**	**Amortized cost**	**Fair value through equity**
Cash and cash equivalents	1)	302.3	302.3	
Trade receivables	1)	218.8	218.8	
Receivables from long-term construction contracts	1)	28.1	28.1	
Financial assets available for sale	2)	3.5		3.5
Derivative financial assets				
Derivatives without a hedging relationship*	3)	0.5		
Derivatives with a hedge relationship	n.a.	0.2		0.2
Financial liabilities				
Corporate bond	4)	200.0	200.0	
Convertible bonds	4)	331.8	331.8	
Bank loans, overdrafts and other financial liabilities	4)	80.2	80.2	
Refinancing expenses	4)	-10.3	-10.3	
Finance lease liabilities	n.a.	0.9		
Trade payables	4)	99.8	99.8	
Miscellaneous other financial liabilities	4)	50.2	50.2	
Derivative financial liabilities				
Derivatives without a hedging relationship**	5)	6.5		
Derivatives with a hedge relationship	n.a.	11.0		11.0
Thereof aggregated by measurement category in accordance with IAS 39				
1) Loans and receivables		549.2	549.2	
2) Financial assets available for sale		3.5		3.5
3) Financial assets held for trading		0.5		
4) Financial liabilities measured at amortized cost		751.7	751.7	
5) Financial liabilities held for trading		6.5		

* Thereof €0.4 million (2008: €7.1 million) classified as cash flow hedges prior to the settlement of the hedges item or for hedging of intercompany loans in foreign currency
** Thereof €6.5 million (2008: €4.6 million) classified as cash flow hedges prior to the settlement of the hedges item or for hedging of intercompany loans in foreign currency

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Fair value through profit or loss	Carrying amount under IAS 17	Carrying amount as at Dec. 31, 2008	Amortized cost	Fair value through equity	Fair value through profit or loss	Carrying amount under IAS 17
		123.1	123.1			
		282.9	282.9			
		20.8	20.8			
		3.3		3.3		
0.5		7.4			7.4	
		7.1		7.1		
		200.0	200.0			
		162.0	162.0			
		55.7	55.7			
		-8.8	-8.8			
	0.9	1.2				1.2
		165.3	165.3			
		28.4	28.4			
6.5		9.0			9.0	
		39.3		39.3		
		426.8	426.8			
		3.3		3.3		
0.5		7.4			7.4	
		602.6	602.6			
6.5		9.0			9.0	

The carrying amounts for cash and cash equivalents, trade receivables and trade payables have short residual maturities and are approximately equivalent to fair value.

SGL Group measures non-current financial assets on the basis of various parameters, such as the customer's credit rating. Since no impairment losses had to be recognized, the carrying amounts of these assets approximate their fair values.

As of December 31, 2009, the fair values of the listed corporate bond and 2007 and 2009 convertible bonds were based on closing prices (December 31, 2009: €169.8 million and €175.8 million and €196.5 million, respectively; 2008: €140.5 million and €156.5 million).

SGL Group calculates the fair value of liabilities to banks, other non-current financial liabilities and liabilities from finance leases by discounting the estimated future cash flows using interest rates applicable to similar financial liabilities with comparable maturities.

The fair value of available-for-sale financial assets is based on the market price determined on an active market.

The method used to calculate the fair values of the individual derivative financial instruments depends on the relevant type of instrument:

Currency forwards are measured on the basis of reference exchange rates, taking into account forward premiums and discounts. Currency options are measured using generally accepted option pricing models. The fair values of currency contracts are determined using the SAP system.

Interest-rate contracts are measured based on discounted expected future cash flows; the discount rate corresponds to market rates applicable to instruments with similar remaining terms.

Interest-rate options are measured using generally accepted option pricing models.

The following table shows the breakdown of the assets and liabilities measured at fair value to the three levels of the fair value hierarchy as of December 31, 2009:

in €m	Level 1	Level 2	Level 3	Total
Financial assets available for sale	3.5			3.5
Derivative financial assets		0.7		0.7
Derivative financial liabilities		17.5		17.5

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The levels of the fair value hierarchy and their application to the assets and liabilities is described in the following sections:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are available either as directly (e.g. prices) or indirectly (e.g. derived from prices) observable market data.

Level 3: Inputs for assets and liabilities that are not based on observable market data.

Net gains or losses recognized for financial instruments by measurement category in accordance with IAS 39 were as follows:

in €m	2009	2008
Loans and receivables	1.2	4.0
Financial assets available for sale	0.5	-0.1
Financial assets and financial liabilities held for trading	-11.9	1.2
Finacial liabilities measured at amortized cost	-0.2	-1.8

Net gains/losses for the "Loans and receivables" measurement category include write-downs on trade receivables, reversals of write-downs, and receipts in respect of trade receivables already derecognized, together with gains/losses on currency translation.

Net gains/losses for the "Financial assets available for sale" measurement category comprise unrealized losses recognized directly in equity.

Net gains/losses for the "Financial assets and liabilities held for trading" measurement category arise from the mark-to-market valuation of derivative interest-rate and currency instruments not subject to hedge accounting in financing activities, or, in operating activities, for which the hedging relationship in cash flow hedge accounting has been terminated because the hedged item is realized in profit or loss. Economically speaking, the derivative financial assets and liabilities are always based on a hedged item.

Net gains/losses for the "Financial liabilities measured at amortized cost" category mainly comprise gains/losses arising on currency translation.

Interest income and expense is not included in the net gains/losses, as they are already recognized as described in Note 9. For further information on write-downs, please refer to the overview of changes in valuation allowances for trade receivables in Note 18.

Financial Instrument Risks, Financial Risk Management and Hedging

SGL Group monitors financial risk (liquidity risk, default risk and market price risk) using tested control and management instruments. Group reporting enables periodic assessment, analysis, measurement and control of financial risks by the central Group Treasury function. These activities include all relevant Group companies.

Liquidity Risk

Liquidity risk is the risk that an entity might have difficulty in meeting its payment obligations in connection with its financial liabilities. Against the backdrop of the financial crisis, liquidity risk has become a major focus of risk management. In order to ensure SGL Group's solvency as well as its financial flexibility, the Group carries out regular liquidity planning for the immediate future to cover day-to-day operations, in addition to financial planning, which normally covers five years. In order to secure financial stability, SGL Group has endeavored to put in place a balanced financing structure based on a combination of various financing components (including bank loans and capital market instruments). Despite the difficult market environment following the financial crisis, our financing is based on a secure foundation. The liquidity situation was further improved by the issue of the 2009 convertible bond, in particular.

As of the balance sheet date, freely available liquid funds amounted to €302.3 million (2008: €123.1 million); unused credit line commitments amounted to €217.5 million (2008: €243.1 million). The unused lines of credit include two loan tranches with a total value of €200.0 million granted to SGL Group by its core banks.

The term for the tranches was initially five years and will end in May 2012. SGL Group therefore has at its disposal an adequate liquidity reserve enabling it to avoid liquidity risks.

Please refer to Note 25 for information on the maturity of financial liabilities.

Credit Risk (Counterparty default Risk)

Credit risk is the risk that a counterparty in a financial instrument cannot meet its payment obligations. Contracts for derivative financial instruments and financing transactions are only concluded with top-rated financial institutions.

By granting customers payment deadlines, SGL Group is exposed to normal market credit risks. In the past five years there were no significant events of default. As far as trade receivables and other financial assets are concerned, the maximum default risk is equivalent to the carrying amount as of the balance sheet date. SGL Group also has credit insurance in place covering most of the trade receivables due from customers. After an analysis of individual risks and country risks, the Group sometimes insists on cash in advance or letters of credit in connection with some activities. In the event of default of insured receivables, the economic damage is reduced by the insurance payment covering 90% of the default. This corresponds to a deductible of 10% related to receivables hedging through the insurance policy. In fiscal 2009, an average of 60% (2008: 73%) of our receivables were insured; the average of Days Sales Outstanding (DSO) in 2009 was 69 days (2008: 57 days). Please refer to Note 18 for information on the breakdown of trade receivables by age.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

SGL Group has a credit management organization to manage customer credit risks. On the basis of global credit management guidelines, the credit management organization initiates and supports all material credit management processes, and initiates credit management action where required.

Market Price Risk

As an enterprise operating at an international level, SGL Group is exposed to market risks arising in particular from changes in exchange rates, interest rates and other market prices. These risks may result in fluctuations of earnings, equity and cash flows. The objective of risk management is to eliminate or limit these risks through appropriate measures, above all through the use of derivative financial instruments. The use of derivative financial instruments is subject to rigorous controls based on internal policies. The Company has interest options and foreign exchange options as of the balance sheet date. Derivative financial instruments are exclusively used to minimize or pass off financial risk, not for speculative purposes.

Currency Risk

SGL Group operates on an international basis and is therefore exposed to currency risk arising from fluctuating exchange rates between various currencies. Currency risk is the risk that fair values or future payments of financial instruments will change as a result of exchange-rate movements. The risk arises when transactions are denominated in a currency other than the Group's functional currency. Where SGL Group has cash flows in a nonfunctional currency, it endeavors to achieve a balance between receipts and payments as a so-called natural hedge against currency risk.

Currency hedges are generally limited to foreign currency positions that are not set off against each other. Individual currency exposures are aggregated into a net position for each currency; this net position is then hedged. SGL Group hedges such net currency positions, as required, within a maximum time horizon of one year. The most important currency risk of SGL Group from operating transactions (sales revenue and/or purchases) results from potential exchange rate changes between the euro and the Polish zloty. To protect the operating business against a lower euro exchange rate, the corresponding net currency position in euros was hedged by way of currency forwards with average hedge rates of EUR/PLN 3.46.

In addition, intragroup loans and balances from inhouse banking relationships are exposed to currency risk when the currencies of such loans or balances differ from the functional currency of the lending company and/or the borrowing company. Intragroup loans are usually hedged on an individual basis using currency forwards. Foreign currency balances from inhouse banking relationships that do not represent a natural hedge for sales revenues or other transactions are normally restructured to intragroup loans and hedged through currency forwards.

As a result, SGL Group was not exposed as of the balance sheet date to any material currency-related cash flow risks, either in its operating business or in its financing activities.

The following table shows the nominal values and recognized fair values for currency derivatives as of December 31, 2009. Nominal value in this case is defined as the functional-currency-denominated contracted equivalent value of foreign currency amounts purchased or sold from/to external partners.

EUR	**Nominal amounts**	
in €m	**Purchase Dec. 31, 2009**	**Sale Dec. 31, 2009**
Forward contracts	**152.9**	**238.5**
USD	0.0	145.4
GBP	71.6	64.7
PLN	79.8	0.0
Remaining term to maturity < 1year	79.8	0.0
Remaining term to maturity > 1year	0.0	0.0
JPY	0.0	21.9
Other	1.5	6.5
Option contracts (long positions)	**0.0**	**0.0**
USD	0.0	0.0
Other	0.0	0.0

USD	**Nominal amounts**	
in USD m	**Purchase Dec. 31, 2009**	**Sale Dec. 31, 2009**
Forward contracts	0.0	25.0
CAD	0.0	10.0
GBP	0.0	15.0

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

	Nominal amounts		Fair values	
	Total Dec. 31, 2009	**Total Dec. 31, 2008**	**Total Dec. 31, 2009**	**Total Dec. 31, 2008**
	391.4	**434.3**	**-16.7**	**-26.7**
	145.4	139.8	-2.0	4.0
	136.3	103.8	-1.0	-3.2
	79.8	163.8	-13.6	-25.1
	79.8	84.0	-13.6	-9.9
	0.0	79.8	0.0	-15.2
	21.9	0.0	0.0	0.0
	8.0	26.9	0.0	-2.4
	0.0	**40.6**	**0.0**	**1.8**
	0.0	28.5	0.0	1.8
	0.0	12.1	0.0	0.0

	Nominal amounts		Fair values	
	Total Dec. 31, 2009	**Total Dec. 31, 2008**	**Total Dec. 31, 2009**	**Total Dec. 31, 2008**
	25.0	49.0	-0.2	-4.8
	10.0	34.0	-0.1	-2.6
	15.0	15.0	-0.1	-2.2

The fair values shown in the table represent financial assets or liabilities of SGL Group. However, the nominal values only describe the hedged volume expressed in euros or US dollars. The residual maturity of all derivative financial instruments for hedging currency risks was no more than one year (2008: up to two years).

Derivative Financial Instruments in Hedge Accounting

SGL Group uses currency forwards to hedge currency risk from future receivables and liabilities denominated in foreign currencies. The derivatives used are accounted for as cash flow hedges (hedge accounting). The items hedged with cash flow hedges comprise highly probable future sales revenue or purchases denominated in foreign currency. These are expected to materialize between January 2010 and December 2010 and will be recognized in the income statement when realized. The maturity of hedges designated as cash flow hedges is matched with the maturity of the relevant hedged items. As of December 31, 2009, these hedges had positive fair values of €0.2 million (2008: €7.1 million) and negative fair values of €11.0 million (2008: €39.3 million).

Changes in the fair value of hedges assigned to intragroup loans as well as to hedged items already realized at the balance sheet date and therefore no longer designated as cash flow hedges were recognized through profit or loss at the balance sheet date. Positive market values amount to €0.1 million (2008: €7.1 million); negative market values amount to €6.5 million (2008: €4.6 million). The related amounts accumulated directly in equity as hedging reserve were reclassified to the income statement.

The residual maturity for these cash flow hedges was between one and five months.

The effectiveness of designated hedges is determined prospectively using the critical terms match method in accordance with IAS 39. Quantitative effectiveness tests are carried out retrospectively using the dollar offset method. In this case, the cumulative change in value of anticipated cash flows from hedged items is compared against the change in the fair value of the currency forwards using the relevant forward rates. Only the change in intrinsic value from changes in the fair value of currency options is included in the hedge. Changes in the fair value are not considered a part of the hedging relationship. Changes in fair value are therefore always recognized through profit or loss.

Quantitative effectiveness measurements are carried out at each balance sheet date. It is generally assumed that a hedging relationship is effective if the changes in fair value of the hedge virtually offset (80% to 125%) the changes in the cash flows for the hedged items. At the balance sheet date, this ratio between all hedges and hedged items was close to 100%.

In accordance with IFRS 7, sensitivity analyses are required to illustrate the market risks in financial instruments. The analyses show the effects of hypothetical changes in relevant risk parameters on profit or loss and equity.

The analyses include all primary financial instruments in SGL Group (principally, cash and cash equivalents, trade receivables, trade payables, interest-bearing financial liabilities and non-interest-bearing liabilities) in addition to the derivative hedging instruments in the Group's operating activities. Specifically, these include cash and cash equivalents of €20.7 million (2008: €16.5 million), trade receivables of €77.0 million (2008: €182.3 million), trade payables of €18.0 million (2008: €59.0 million) and interest-bearing financial liabilities of €34.0 million (2008: €7.5 million). Furthermore, foreign currency effects from internal lending activities recognized in profit/loss or directly in equity, together with the corresponding derivative

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

hedging instruments, are also included. It is assumed that the balance as of the balance sheet date is representative of the reporting period as a whole. All financial instruments not denominated in the relevant functional currency of SGL subsidiaries are therefore considered to be exposed to currency risk. Changes in the exchange rate result in changes to fair value and impact on profit/loss or hedging reserve and on the overall equity in SGL Group. The following table provides a comparison between the amounts reported as of December 31, 2009, and December 31, 2008. The analysis is based on a hypothetical 10% increase in the value of the euro and the US dollar against the other currencies at the balance sheet date.

EUR	Hypothetical exchange rate €		Change in fair value/equity		thereof: change in net profit/loss		thereof: change in hedging reserve	
in €m	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
USD	1.5847	1.5309	-15.6	-4.8	-15.6	-7.0	0.0	2.2
PLN	4.5190	4.5896	4.4	-12.2	3.4	-1.1	1.0	-11.0
GBP	0.9769	1.0478	1.0	0.0	0.2	0.0	0.8	0.0
CAD	1.6641	1.8698	-0.6	0.0	-0.6	0.0	0.0	0.0

USD	Hypothetical exchange rate €		Change in fair value/equity		thereof: change in net profit/loss		thereof: change in hedging reserve	
in USD m	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
GBP	0.6781	0.7529	0.3	-4.0	0.3	0.0	0.0	-3.9
CAD	1.1551	2.6022	0.9	-2.3	0.9	-0.3	0.0	-2.0
MYR	3.7664	3.7977	-4.4	-0.9	-4.4	-0.9	0.0	0.0

The approximate effects on equity, profit or loss and hedging reserve in SGL Group shown in the table illustrating a hypothetical 10% decrease in the value of the euro and the US dollar against other currencies would cause a switch of the positive or negative sign into the opposite direction, while the amounts would remain approximately the same.

Interest-rate Risk

Interest-rate risk is the risk that the fair values of or future cash flows from financial instruments may fluctuate due to changes in market interest rates.

Interest-rate risks are managed with interest-rate derivatives, the use of which is approved by the Board of Management. As of the balance sheet date, SGL Group had financial liabilities with a nominal amount of €670.2 million (2008: €455.7 million). Thereof, liabilities amounting to €275.3 million (2008: €250.3 million) had a floating interest rate. The remaining liabilities of €394.5 million (2008: €205.4 million) had a fixed interest rate.

These liabilities were partially offset by cash and cash equivalents of €302.3 million (2008: €123.1 million).

The following table shows the derivative interest-rate instruments held by SGL Group as of the balance sheet date:

in €m	Remaining maturity	Nominal amounts		Fair value	
		Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Derivate interest-rate instruments					
Interest-rate swaps		-	20.0	-	-4.4
Interest-rate caps	<=1 year	40.0	-	0.0	-
	> 1 year	160.0	40.0	0.1	0.0
	> 3 years	-	160.0	-	0.3

As at the balance sheet date, cash flows for floating-rate liabilities with a nominal value of €200 million were hedged by the use of interest-rate caps; the cash flow risk from an increase in the interest rate and hence the floating reference interest rate of the interest-bearing financial liabilities has therefore been limited. On the other hand, a drop in the rate of interest would result in a decrease of interest payments on floating-rate liabilities.

This causes a drop in the fair values of the interest-rate options (caps). Changes in the fair value of these interest-rate derivatives are recognized in net financing costs of SGL Group.

Sensitivity analyses in accordance with IFRS 7 have been carried out to quantify the interest-rate risks associated with the above financial liabilities and interest-rate derivatives. These analyses show the effect of the financial instruments through profit or loss and equity in the event of a parallel shift by 100 basis points upward (downward) in the entire yield curve as of the balance sheet date.

Changes in market interest rates can affect fair values of fixed-interest primary financial instruments and impact on the corresponding carrying amounts if these instruments are recognized at fair value. As both fixed-interest convertible bonds and the floating-rate corporate bond are recognized at amortized cost, these liabilities are not regarded as primary financial instruments subject to interest-rate risk.

However, changes in market interest rates do have an influence on interest payments from floating-rate financial instruments and thus on the income statement as the interest rate on these instruments is periodically adjusted to current market rates.

The following table presents a sensitivity analysis of the derivative financial instruments and the effects of changes in market rates on interest payments:

in €m	2009	2008
Interest caps	0.4	0.8
Interest swaps	0.0	0.2
Floating-rate primary financial liabilities	-2.8	-2.5
Total	**-2.4**	**-1.5**

A theoretical increase of the interest rates by 100 basis points would cause a theoretical positive change in the profit or loss from financial instruments of €-2.4 million (2008: €-1.5 million). A theoretical decrease by 100 basis points would cause a negative change in the profit or loss from financial instruments of €-0.4 million (2008: €1.5 million).

An increase in interest rates of 100 basis points would have a theoretical effect on profit or loss from cash and cash equivalents of €3.0 million (2008: €1.2 million). It is assumed that the hypothetical upward or downward change in the interest structure has no effect on the fair values of currency derivatives.

30. SEGMENT REPORTING

For the purpose of company management, SGL Group is organized in Business Units based on products and has the following three reportable Business Units:

- The Business Unit Performance Products (PP) produces graphite electrodes and carbon products (electrodes, cathodes and furnace linings).
- The Business Unit Graphite Materials & Systems (GMS) focuses on expanded graphites and products for industrial applications, machine components, products for the semiconductor industry, composites and process technology.
- The Business Unit Carbon Fibers & Composites (CFC) produces graphite foils, carbon fibers, carbon-fiber-based fabrics, composites and structural components.

Segment reporting is based on internal control and management within SGL Group. The definition of the individual segment data corresponds to that used for Group management. The development of the segments is assessed by the management based on the operating result, cash generation and capital employed. However, Group financing (including financial income and expense) as well as income taxes are managed uniform on a group-wide basis and are not allocated to the individual business Units.

The following tables provide information on income, expense and profit, and on assets and liabilities in the business Units of SGL Group. External sales revenue was attributable almost exclusively to product sales. Trading or other sales revenue was insignificant. Intersegment sales revenue was generally derived from transactions at market-based transfer prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. The Business Unit "Other" comprises SGL Carbon SE and companies that largely perform services for the other business Units. In 2009, the main non-cash expenses were specifically the impairment losses within the Business Unit CFC amounting to €74.0 million, the write-down of trade receivables of €1.3 million (2008: €4.9 million) and the allocation to provisions for warranties and discounts of €9.7 million (2008: €7.1 million) in the Business Unit PP. Please refer to Note 8 for information on impairment losses recognized in the Business Unit CFC during the year under review. The disposal of non-current assets arising on the sale of companies and the increased amount of investments in associates respecting the Business Unit CFC compared to fiscal year 2008, represents the effect resulting from the deconsolidation of Brakes GmbH and the subsequent transfer of the business activities of this company into a joint venture (see Notes 5 and 14 for details). Prior to the transfer, these activities were included in the consolidated financial statements of SGL Group and reported separately in the "other" column. For the purpose of comparability with the previous year's figures, the activities of SGL Brakes GmbH were removed from the "CFC" column of the previous year and reclassified to the "other" column.

Capital expenditure and depreciation/amortization relates to property, plant and equipment and intangible assets (excluding goodwill). The consolidation adjustments item relates to the elimination of transactions between the Business Units. Disclosures relating to the business Units of SGL Group are shown below.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes **126**

2009 **in €m**	**PP**	**GMS**	**CFC**	**Other**	**Con-solidation adjust-ments**	**SGL Group**
Sales revenue	641.6	364.5	208.0	11.7	0.0	1,225.8
Intersegment sales revenue	3.0	3.2	3.5	39.2	-48.9	0.0
Total sales revenue	**644.6**	**367.7**	**211.5**	**50.9**	**-48.9**	**1,225.8**
Profit/loss from operations (EBIT) before impairment losses	151.3	28.0	-22.9	-46.0	0.0	110.4
Impairment losses	0.0	0.0	-74.0	0.0	0.0	-74.0
Profit/loss from operations (EBIT) after impairment losses	151.3	28.0	-96.9	-46.0	0.0	36.4
Capital expenditure[1]	80.2	23.3	38.3	12.1	0.0	153.9
Cash generation[2]	104.6	36.3	-54.5	-36.9	0.0	49.5
Disposals of non-current assets due to deconsolidation	0.0	0.0	0.0	-15.1	0.0	-15.1
Amortization/depreciation on intangible assets and property, plant and equipment	28.3	17.2	10.9	3.9	0.0	60.3
Working capital[3]	314.6	128.1	104.6	-2.0	0.0	545.3
Capital employed[4]	674.5	274.1	324.4	47.8	0.0	1,320.8
Loss/income from investments accounted for using the equity method	-2.5	-0.3	-3.7	-3.4	0.0	-9.9
Investments accounted for using the equity method	4.0	0.0	18.8	27.0	0.0	49.8
2008						
Sales revenue	965.6	411.9	192.6	41.4	0.0	1,611.5
Intersegment sales revenue	45.7	9.0	4.8	47.4	-106.9	0.0
Total sales revenue	**1.011.3**	**420.9**	**197.4**	**88.8**	**-106.9**	**1,611.5**
Profit/loss from operations (EBIT)	296.0	57.6	8.9	-56.6	0.0	305.9
Capital expenditure[1]	111.2	25.4	85.6	17.3	0.0	239.5
Cash generation[2]	173.5	30.5	-106.9	-69.4	0.0	27.7
Addition of non current assets from business combination	0.0	0.0	32.8	0.0	0.0	32.8
Amortization/depreciation on intangible assets and property, plant and equipment	27.1	15.2	7.7	4.3	0.0	54.3
Working capital[3]	319.7	142.6	99.1	16.6	0.0	578.0
Capital employed[4]	634.9	276.6	358.5	84.9	0.0	1,354.9
Loss/income from investments accounted for using the equity method	1.5	0.3	-1.4	0.0	0.0	0.4
Investments accounted for using the equity method	6.7	0.9	11.7	0.0	0.0	19.3

[1] Defined as total payments for intangible assets and property, plant equipment
[2] Defined as total of EBIT before impairment losses plus amortization/depreciation on intangible assets and property, plant equipment plus change in working capital minus capital expenditure
[3] Defined as total of inventories, trade receivables and non-current receivables from long-term construction contracts minus trade payables
[4] Defined as total of Goodwill, other intangible assets, property, plant and equipment, inventories, trade receivables and non-current receivables from long-term construction contracts minus trade payables

Information on geographical regions:

2009 in €m	Germany	Europe excluding Germany	North America	Asia	Other	SGL Group
Sales revenue (by destination)	241.7	348.4	227.6	313.7	94.4	1,225.8
Sales revenue (by company headquarters)	473.0	500.3	225.1	27.4		1,225.8
Capital expenditure	36.1	24.0	36.6	57.2		153.9
2008						
Sales revenue (by destination)	257.7	499.9	330.3	330.0	193.6	1,611.5
Sales revenue (by company headquarters)	574.2	679.4	339.5	18.4		1,611.5
Capital expenditure	38.8	66.3	65.9	68.5		239.5

31. MANAGEMENT AND EMPLOYEE PARTICIPATION SCHEMES

SGL Group currently has five different management and employee participation schemes:

LTCI Plan

Under the LTCI Plans, over a period of two or three years, members of the Board of Management and selected senior managers are entitled to receive cash bonuses linked to specific performance targets. The performance targets for the current LTCI Plan refer to growth of sales revenues and ROCE (Return on Capital Employed), based on the reference values as of December 31, 2007. In order to qualify for the maximum LTCI bonus, an increase in revenue of 27.5% and a ROCE of 22% have to be reached. The Supervisory Board and the Board of Management resolved on December 3, 2009, and December 15, 2009, respectively, to terminate the current LTCI Plan prematurely, which originally would have run until 2010. The assumptions underlying this LTCI Plan have become obsolete as a result of global economic crisis since the third quarter of 2008. Hence, the originally set performance targets no longer represented reasonable indicators. Due to the fact that the interim performance target was reached as of the interim cut-off date December 31, 2008, plan participants were entitled to 33% of the maximum premium. The bonus shares purchased were paid to 35 plan participants at an amount of €2.5 million at the end of December 2009.

The beneficiaries under the LTCI Plan have to use a portion of the net bonus proceeds equivalent to 15% of the gross proceeds to buy shares in the Company. To this end, the Company instructed a financial institution to purchase the shares for the account of and in the name of the respective beneficiaries. The Company provided the bank with the funds necessary for the share purchase and deducted the relevant amounts from the bonus payments to the beneficiaries. A total of 17,072 shares were purchased at a price of €22.00 per share. These shares are kept safe by the bank on behalf of the beneficiary for a subsequent twelve-month period. The remaining proceeds were due for payment on December 31, 2009.

It is planned to offer a new LTCI Plan to the participants in the first quarter of 2010.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

Matching Share Plan

In March 2001, SGL Group launched the Matching Share Plan for members of the Board of Management and the next three management levels. Under the plan, participants may invest up to 50% of their annual bonus in shares of the Company. If they hold the shares for at least two years, they receive the same number of shares (matching shares) as a special bonus. Please see Note 22 for details on the number of shares available under the Matching Share Plan.

In 2009, 61,870 shares on the basis of a capital increase from authorized capital were used to support the 2007 Matching Share Plan to service the entitlements of the participating managers. In the year under review, 149 senior managers participated in the current Matching Share Plan, which runs until 2011, purchasing a total of 95,789 SGL shares from their taxed income at a price of €18.53 per share.

The determination of the market value on the grant date represents the basis of recognition in the financial statements. The market value of shares to be granted in the Matching Share Plan running until 2011 was €18.53 per share, calculated using the price of SGL shares on the purchase date. The expense recognized for the Matching Share Plan in 2009 was €2.4 million (2008: €2.1 million).

Stock Option Plan

The Stock Option Plan was approved at the Annual General Meeting on April 27, 2000. A maximum of 1,600,000 shares from conditional capital was to be used to support the plan. The options were issued until the end of 2004 and could only be exercised after a two-year vesting period. The options have a maturity of ten years from the grant date. They expire if they are not exercised during this period. During the exercise period, options may only be exercised within 20 days after the publication of the financial results during predetermined trading windows. Options may be exercised only if SGL Group has met its performance targets (increase of the total shareholder return on SGL shares by at least 15% compared to the exercise price) at the time the options are exercised. Following exercise, beneficiaries must retain shares in the Company with a value equivalent to a minimum of 15% of the gross proceeds for a period of a further twelve months. The terms of the Stock Option Plan also provide for protection against dilution.

The number of options granted and their respective exercise prices for members of the Board of Management and senior management members after dilution-related adjustment were therefore as follows:

- on July 3, 2000, a total of 234,500 options at an exercise price of €67.71;
- on January 16, 2001, a total of 257,000 options at an exercise price of €53.08;
- on January 16, 2002, a total of 261,000 options at an exercise price of €20.26;
- on August 12, 2002, a total of 247,000 options at an exercise price of €12.91;
- on January 16, 2003, a total of 258,500 options at an exercise price of €3.61;
- on January 16, 2004, a total of 254,000 options at an exercise price of €8.69.

A total of 1,512,000 options were granted under the Stock Option Plan. Of this total, 338,500 options expired without being exercised when plan participants left their employment with the Company as part of natural employee turnover. In the 2009 financial year, a total of 7,001 options were exercised by participants: 1,000 options from 2002 at €20.26, 2,000 options from 2002 at €12.91, 2,000 options from 2003 at €3.61 and 2,001 options from 2004 at €8,69. A total of 485,550 options still remain outstanding.

Stock Appreciation Rights Plan (SAR Plan)

The SGL shareholders resolved on April 29, 2009, to introduce – after the end of the SAR Plan 2005 on December 31, 2009 – a new Stock Appreciation Rights Plan ("2010 SAR Plan") for the Board of Management and the top three management levels in line with the old SAR Plan 2005. The SAR Plan is to be supported by a maximum of 2,100,000 new shares from the year 2010, while the SAR Plan applicable until 2009 is supported by a total of 1,600,000 new shares from conditional capital against contributions in kind (see Note 22 for details). The SAR Plan 2010 came into effect on January 1, 2010. The SARs may be issued at any time during the period up to the end of 2014.

The Supervisory Board administers the plan for the members of the Board of Management. The Board of Management administers the SAR Plan for approximately 200 senior managers and executives in the Company and its subsidiaries. A SAR entitles a beneficiary to receive from the Company variable remuneration equivalent to the difference (appreciation in price) between the SGL share price on the grant date (base price) and that on the SAR exercise date (exercise price) plus any dividends paid by the Company in this period, plus the value of the subscription rights, and to purchase at the exercise price the number of SGL shares whose market value equates to the appreciation in price. Each SAR entitles a beneficiary to receive that fraction of a new SGL share that is calculated by dividing the appreciation value by the issue price.

SARs may only be granted to the beneficiaries within a period of up to ten stock market trading days after the end of the fiscal year or after SGL Carbon SE published reporting dates. The base price is calculated on the basis of the average closing price of SGL shares in the XETRA trading system over the 20 stock market trading days immediately preceding the date on which the SAR is granted. The exercise price is calculated in the same way as the base price, except that the relevant 20 stock market trading days prior to the SAR exercise date are used. SARs have a term of up to ten years and SARs may not be exercised until the end of a vesting period of two years calculated from the grant date (holding period). SARs may then only be exercised during defined periods (exercise windows). A SAR expires if it is not exercised within this period. The SARs may be exercised 20 days after the publication of a quarterly report of the Company.

SARs may also only be exercised if, at the end of the vesting period and at the start of the exercise window, the relevant performance targets have been achieved. For 75% of the SARs granted to each beneficiary, the performance target is the increase in total shareholder return (TSR) on SGL shares (absolute performance target). Only a relative performance target is applicable for the remaining 25% of the SARs. This portion of the SARs may only be exercised if the performance of SGL shares is at least equivalent to that of the MDAX. The TSR is defined as the absolute increase in the SGL share price in the period between the SAR grant date and exercise date plus any dividends distributed by the Company in this period, plus the value of the options. To meet the performance target, the TSR must be at least 15% higher than the base price. The relative performance target is defined as the relative increase in the SGL share price in the period between the SAR grant date and exercise date plus any dividends distributed by the Company in this period, plus the value of the options relative to the performance of the benchmark index over the same period. The benchmark index is the Deutsche Börse MDAX. To meet the performance target, SGL share price performance must be the same as or better than the benchmark index.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The Company reserves the right to settle the appreciation through outstanding, repurchased SGL shares or cash, instead of issuing new shares. Finally, of the shares in SGL Carbon SE purchased on exercise of the SARs, the beneficiaries must retain for a further period of twelve months a number of shares the value of which is equivalent to at least 15% of the gross proceeds.

In the year under review, a total of 747,920 SARs were issued at a base price of €22.08 on January 15, 2009. In 2008, a total of 718,175 SARs were issued at a base price of €34.98 on January 15, 2008. Furthermore, on October 30, 2008, an additional 20,750 SARs were issued at a base price of €19.79. The closing price of the SGL share on the issue date (January 15, 2009) was €16.78. In total, 3,405,245 SARs have been granted to date under the SAR plan, of which 170,750 have expired without being exercised as the individuals holding these SARs are no longer employed by the Group. In January 2010, a further 850,670 SARs were issued under the new SAR Plan 2010.

The total expense for SARs in fiscal 2009 amounted to €6.5 million (2008: €7.3 million). The SARs were measured on the grant date on the basis of a Monte Carlo simulation, taking into account the market conditions described above (TSR increase and MDAX index). SGL Group-specific valuation parameters are used and specific employee exercise behavior is assumed. Various parameters are included in the valuation which impact on the value of the options. These parameters include, for example, expected future dividends, with no dividends envisaged for the January 2009 tranche of SARs and the October 2008 tranche of SARs and with dividends calculated for the January 2008 tranche of SARs at €0.04 as from 2009, thereafter increasing up to €0.13 in 2017. The assumed risk-free zero interest rates were 3.17% for the 2009 SARs, 4.04% for the January 2008 SARs and 3.98% for the October 2008 SARs. A volatility of 47.16% was calculated for the SAR tranche in 2009, 40.87% for the January 2008 tranche of SARs and 44.78% for the October 2008 SAR tranche. The fair value of SARs granted in January 2009 was €6.74, €13.23 for those granted in January 2008 and €7.02 for those granted in October 2008.

Bonus Program for Employees

All non-exempt and exempt employees of the material German companies receive an annual bonus, the amount of which is based on the achievement of corporate targets, personal performance and the amount of the individual fixed remuneration. The bonus is paid to non-exempt employees entirely in shares and to exempt employees at 50% in shares (Bonus Shares). The goal is to enable all employees to share in the Company's success and in so doing provide the individual with a strong incentive to contribute to the positive development of our Company.

The bonus is determined based on the targets and the degree of target achievement of the SGL Group and the Business Unit, respectively, the individual performance and performance evaluation as well as group targets for the non-exempt employees.

The following criteria apply:

- Income before taxes for SGL Group
- Operating profit and cash generation for the Business Unit
- Individual targets: performance evaluation
- The degree of target achievement ascertained at year-end with regard to the targets agreed between the senior executive and one or two representatives of the Group or the entire Group. The targets are identical to the targets that are also applicable to calculation of the management bonuses.

The bonus is paid in the form of shares in March or April of the following year. For the bonus paid in shares, the bonus amount is divided by the determined daily price quotation on March 16 of the relevant year. If no trading of shares takes place on that date, the price of the next trading day will be used. The resulting rounded number of shares is transferred to the employee's custodian account. 30% of the shares are blocked for one year; 70% can be sold immediately. A total of €2.7 million was expensed for the bonus plan 2009 (2008: €10.6 million).

The following table is an overview of the accounting method used for the various plans:

	Share based payments IFRS 2	Applied regulation recognition of liabilities	"Equity-settled" or "Cash-settled"	Accounted liabilities for non equity-settled (in TEUR)	
				Dec. 31, 2009	Dec. 31, 2008
LTCI Plan	No	IAS 19.7	not applicable (n/a)	0	2,106
Matching Share Plan	Yes	IFRS 2 / IFRIC 11	Equity-settled	n/a	n/a
Stock Option Plan					
Tranche before IFRS 2 transition date according to IFRS 2.53, November 7, 2002					
All Grants before transition date	No	no balance sheet effect till exercise of the option	n/a	0	0
Tranche after IFRS 2 transition date according to IFRS 2.53, i.e. November 7, 2002					
Grant starting 2003	Yes	IFRS 2	Equity-settled	n/a	n/a
SAR Plan	Yes	IFRS 2	Equity-settled	n/a	n/a
Bonus Program for Employees					
Bonus for exempt employees	Yes	IFRS 2 / IFRIC 11	Equity-settled	n/a	n/a
Bonus for non exempt employees					
... thereof 50% in cash used for bonus entitlement	No	IAS 19 (short-term employee benefit)	n/a	1,705	2,125
... thereof 50% in new shares of SGL Carbon SE used for bonus entitlement	Yes	IFRS 2 / IFRIC 11	Equity-settled	n/a	n/a

in €m	SAR Plan Number	SAR Plan Avge. price (€)	Matching Share Plan Number	Matching Share Plan Avge. price (€)	Share Option Plan Number	Share Option Plan Avge. price (€)
Balance as at January 1, 2008	1,555,707	15.48	196,915	19.50	691,000	35.88
Additions	738,925	34.55	70,239	37.65	0	0
Expired / returned	-86,301	30.00	-17,311	25.49	-12,000	54.30
Exercised	-419,239	13.32	-99,157	15.50	-146,449	12.58
Balance as at December 31, 2008	**1,788,492**	**23.13**	**150,686**	**29.90**	**532,551**	**41.87**
Additions	747,920	22.08	137,864	18.53	0	0
Expired / returned	-38,550	29.15	-2,307	32.60	-40,000	59.74
Exercised	-192,312	16.92	-84,652	23.86	-7,001	10.10
Balance as at December 31, 2009	**2,305,550**	**23.21**	**201,591**	**24.63**	**485,550**	**40.61**
Range of exercise prices €	9.74 – 34.98				3.61 – 67.71	
Expiration dates	Dec. 2014/19		Mar. 2010/11		2010 – 2013	
Intrinsic value as at December 31, 2009	4.3		4.2		1.5	

Additional information on share based payment programs:

The tranches from the Stock Option Plans from January and August 2002, 2003 and 2004 with an exercise price of €20.26, €12.91, €3.61, and €8.69, respectively, were in the money at the end of 2009: given the share price of €20.75 as of December 31, 2009, the SARs in these tranches have respective intrinsic values of €0.49, €7.84, €17.14, and €12.06, corresponding to a total value of € 1.5 million. In 2009, a total of 7,001 options from the Stock Option Plan were exercised (2008: 146,449 options). The options were exercised during three trading windows in 2009 and 2008 in which the average share price in fiscal 2009 was as follows: €25.42 (2008: €41.16) for the January 2002 Stock Option Plan, €24.04 (2008: €30.93) for the August 2002 Stock Option Plan, €23.52 (2008: €38.90) for the 2003 Stock Option Plan, €24.52 (2008: €40.44) for the 2004 Stock Option Plan, €23.60 (2008: €39.79) for the 2005 SAR Plan, €22.23 (2008: €40.18) for the SAR Plan 2006, and €24.08 for SAR Plan 2007. As of the balance sheet date, 920,155 SARs were exercisable at an average of €16.07 (2008: 471,567 SARs at €12.79) and 201,050 stock options at an average of €13.11 (2008: 206,051 stock options at €12.97).

The weighted average remaining maturity for the 2005 SAR plan is 4.8 years, for the Matching Share Plan 0.7 years, and the Stock Option Plan 2.4 years.

32. LIST OF SHAREHOLDINGS

The list of shareholdings forms part of the single-entity financial statements for SGL Carbon SE. These financial statements are submitted to the electronic German Federal Gazette where they are published electronically. The list of shareholdings will also be available for inspection at the Annual General Meeting of SGL Carbon SE to be held on April 30, 2010.

33. REMUNERATION OF THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF SGL GROUP

The full Supervisory Board is responsible for determining the remuneration of the Board of Management, in accordance with the German Act on the Appropriateness of Management Board Remuneration (VorstAG). The Personnel Committee, with its members Max Dietrich Kley (Chairman of the Supervisory Board), Josef Scherer (Deputy Chairman of the Supervisory Board), and Andrew Simon (member of the Supervisory Board), makes suggestions and prepares the resolutions to be passed by the Supervisory Board.

The remuneration of the Board of Management of SGL Carbon SE is based on the Company's size and global activities, its economic and financial position, the amount and structure of remuneration paid at this level in comparable companies as well as the performance of the members of the Board of Management. The remuneration is set at a level that is competitive in the market for highly qualified executives and that provides an incentive for success in a high-performance culture.

The remuneration comprises four components: (i) a fixed annual salary, (ii) a variable bonus, (iii) share-based payment, and (iv) a pension.

Details of the remuneration components are set out below:

- The fixed remuneration is paid monthly as a salary.
- The annual performance-based bonus is dependent on the attainment of specific annual objectives fixed by the Supervisory Board at the beginning of the year. The Supervisory Board sets new objectives in each financial year. In fiscal 2009, in addition to targets for profit before tax, net profit, free cash flow and earnings per share, there were targets for net savings and return on capital employed (ROCE). A variable long-term cash incentive (LTCI) bonus is awarded to promote a sustainable medium-term to long-term development of the business (see Note 31 for details on the LTCI).
- The share-based payment consists of Stock Appreciation Rights (SARs) granted under the terms of the 2009 Stock Appreciation Rights Plan approved by the Annual General Meeting of the Company on April 29, 2009. At the end of a two-year vesting period, the exercise of these SARs is contingent upon the achievement of defined performance targets. These performance targets are based on a minimum of a 15% increase in the SGL share price compared with the price on the SAR grant date and an SGL share performance that is at least equivalent to the performance of the MDAX over the period from the SAR grant date to the exercise date. On the exercise of the SARs, 15% of the gross proceeds must remain invested in SGL shares over a further period of twelve months.

- Furthermore, the members of the Board of Management can participate in the Company's Matching Share Plan adopted by the Annual General Meeting held on April 27, 2000, and invest up to 50% of their annual bonus in shares of the Company at the prevailing market price fixed in the last five trading days in March. Payment for these shares is made from the net income after tax of the individual member of the Board of Management. After a two-year holding period, each member of the Board of Management concerned is granted the same number of shares again. This additional financial benefit is taxed according to the market price on the date the shares are allocated. See Note 31 for further details on the aforementioned share-based payments.

In accordance with German accounting standard 17 (DRS 17) of December 7, 2007, the disclosure of remuneration under share-based payments in 2007 is based on the total amount of the equity instruments granted (SARs and Matching Shares) at grant date.

The post-employment benefit commitment is based on the pension arrangements applicable to the members of the Board of Management. The amount of the pension benefit in each case depends on the number of terms of appointment, the number of years of service on the Board of Management, and the last fixed monthly salary received. The pension expense for active members of the Board of Management amounted to €1.9 million in the year under review (2008: €1.9 million).

The remuneration of the Board of Management for the years 2009 and 2008 (excluding payments in kind and pension expenses) is set out below.

	Basic remuneration		**Additional remuneration**	
in T€	**2009**	**2008**	**2009**	**2008**
Robert J. Koehler	600	544	360	816
Theodore H. Breyer	450	372	270	558
Jürgen Muth (since July 1, 2008)	330	145	198	218
Armin Bruch (since October 1, 2008)	330	73	198	109
Dr. Gerd Wingefeld (since October 1, 2008)	330	73	198	109
Sten Daugaard (up to June 30, 2008)	–	186	–	223
Dr. Hariolf Kottmann (up to September 30, 2008)	–	279	–	335
Total	**2,040**	**1,672**	**1,224**	**2,368**

The bonus entitlement acquired in 2009 or 2008 reflects the bonus provisions recognized as an expense in connection with the expected target achievement.

in T€	LTCI 2009	LTCI 2008	Matching Share Plan 2009	Matching Share Plan 2008
Robert J. Koehler	67	267	326	282
Theodore H. Breyer	46	187	238	187
Jürgen Muth (since July 1, 2008)	–	116	65	–
Armin Bruch (since October 1, 2008)	–	58	59	–
Dr. Gerd Wingefeld (since October 1, 2008)	–	58	92	–
Sten Daugaard (up to June 30, 2008)	–	–	–	–
Dr. Hariolf Kottmann (up to September 30, 2008)	–	–	–	–
Total	**113**	**686**	**780**	**469**

- The LTCI Plan, which originally ran from January 1, 2008, to December 31, 2010, was terminated as of December 31, 2009, due to the beginning of the global economic crisis in 2009 as a result of which the target objectives became obsolete. The target achievement for the members of the Board of Management was set by the Supervisory Board on December 3, 2009. Payment was made in December 2009. Provisions were recognized as expenses in the income statement in 2008 and 2009 to cover the estimated obligations in this regard. In 2009, a total of €113 thousand (2008: €686 thousand) was recognized as an expense. The pro-rata entitlement for the former members of the Board of Management Sten Daugaard and Dr. Hariolf Kottmann was forfeited on their resignation from the Company.
- In 2009, the total notional remuneration recognized in respect of participation by the members of the Board of Management in the Matching Share Plan was €780 thousand (2008: €469 thousand). The members of the Board of Management acquired a total of 42,075 SGL shares at a price of €18.53 per share (2008: 12,447 SGL shares at a price of €37.65 per share). To what extent this remuneration entitlement actually materializes after the two-year holding period depends on the level of the SGL share price in March 2011. The remuneration component may be higher or lower upon settlement in 2011.

The entitlements from the Matching Share Plan acquired by Sten Daugaard and Dr. Hariolf Kottmann in 2008 were forfeited on resignation from the Company.

Jürgen Muth who was newly appointed to the Board of Management on July 1, 2008, and Armin Bruch and Dr. Gerd Wingefeld who were appointed on October 1, 2008, received no remuneration component from the Matching Share Plan in 2008 in connection with their activity as members of the Board of Management.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

	SAR Plan			
	Granted SARs		SAR expense	
	Number 2009	Number 2008	T€ 2009	T€ 2008
Robert J. Koehler	50,000	50,000	337	662
Theodore H. Breyer	30,000	30,000	202	397
Jürgen Muth (since July 1, 2008)	30,000	11,750	202	82
Armin Bruch (since October 1, 2008)	30,000	4,500	202	32
Dr. Gerd Wingefeld (since October 1, 2008)	30,000	4,500	202	32
Sten Daugaard (up to June 30, 2008)	–	7,500	–	99
Dr. Hariolf Kottmann (up to September 30, 2008)	–	–	–	–
Total	**170,000**	**108,250**	**1,145**	**1,304**

- A total of 170,000 SARs were granted to the members of the Board of Management in 2009 (2008: 108,250 SARs). It should be noted for the year 2008 that the resignation of Sten Daugaard resulted in the return of 22,500 SARs and the resignation of Dr. Hariolf Kottmann in the return of 30,000 SARs, and that these SARs were not included in the determination of the total SARs granted to the Board of Management.
  An additional, pro-rata SAR tranche of 20,750 SARs was granted on October 30, 2008, for the members of the Board of Management appointed in the second half of 2008. These SARs are included in the above-noted total number for 2008.
- The base price of the SARs granted as of January 15, 2009, was €22.08 per SAR (SARs granted as of January 15, 2008: €34.98 per SAR; SARs granted as of October 30, 2008: €19.79 per SAR). The mathematical calculation of the value of these SARs (based on a "Monte Carlo simulation" using valuation parameters specific to SGL Carbon) produced a value of €6.74 per SAR for the SARs granted as of January 15, 2009 (January 15, 2008: €13.23 per SAR; October 30, 2008: €7.02 per SAR). The total value of SARs granted to the members of the Board of Management was therefore €1,145 thousand in 2009 and €1,304 thousand in 2008. The value of these SARs on the exercise date will differ from the calculated theoretical values and may be either higher or lower. As of December 31, 2009, the price of the SGL share was quoted at €20.75, resulting in an intrinsic value of €0 per SAR as of December 31, 2009, for the SARs granted as of January 15, 2009, compared to a total value of €1,145 thousand recognized as remuneration.

The total remuneration for the Board of Management in 2009, including payments in kind, bonus entitlements, and share-based components, amounted to €5.450 million (2008: €6.621 million).

The total remuneration for former members of the Board of Management, executive management and their surviving dependants amounted to €0.5 million in 2009 (2008: €0.5 million). Provisions of €9.3 million (December 31, 2008: €9.2 million) were recognized as of December 31, 2009, to cover pension obligations to former members of the executive management and their surviving dependants.

The members of the Board of Management have the right to terminate their contract of employment in the event of a change in control, i. e. if (i) the Company is notified that a third party has gained 25% or more of the voting rights in the Company and providing that attendance at the most recent Annual General Meeting of the Company was below 50%, (ii) a third party, alone and / or together with voting rights attributable to the third party, holds at least 30% or, based on the attendance at the Annual General Meeting of the Company, the majority of voting rights in the Company, (iii) the Company as an independent company enters into a control agreement within the meaning of section 291 et seq. German Stock Corporation Act (AktG) or is taken over, or (iv) the Company is merged with another company or changes its legal form. On exercising the special termination right, the resigning member of the Board of Management has the right to a severance payment equivalent to three years' income. In such cases, the annual salary is deemed to comprise the base salary plus the average annual bonus for the previous two years prior to the termination of the agreement. 40 senior executives have similar special termination rights. 20 of them would receive a severance payment equivalent to three years' income on exercising this right, the rest would receive two years' income. There is no right to these payments if the member of the Board of Management or senior executive concerned receives similar benefits from a third party in connection with the change in control.

Supervisory Board Remuneration

In addition to the reimbursement of expenses, each member of the Supervisory Board receives fixed remuneration of €30 thousand payable after the end of the financial year. The Chairman of the Supervisory Board receives double this amount and the Deputy Chairman one and a half times this amount. Each member of a Supervisory Board committee receives €2 thousand for each committee meeting attended. The chairmen of the Personnel Committee, Strategy Committee, and Technology Committee each receive €3 thousand per meeting; the chairman of the Audit Committee receives €5 thousand per meeting.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

The total remuneration of the Supervisory Board for 2009 was €479.0 thousand (2008: €475.5 thousand). The following amounts were expensed in 2009:

in T€	Member since		Age as of the date of release annual report 2009	Period of service (appointed up to)	Basic remuneration	Additional remuneration	Total
Max Dietrich Kley, Chairman	2004	1	70	GM 2013	60.0	16.0	76.0
Josef Scherer. Deputy Chairman	2003		53	GM 2013	45.0	11.0	56.0
Dr.-Ing. Claus Hendricks Deputy Chariman	1996	2	72	GM 2011	41.9	5.8	47.7
Joachim Arndt (up to January 23, 2009)	2008		63		1.9	0.0	1.9
Dr. Daniel Camus	2008		57	GM 2013	30.0	0.8	30.8
Prof. Dr. rer. nat. Utz-Hellmuth Felcht (up to October 31, 2009)	1992		63		25.0	3.8	28.8
Jürgen Glaser (up to January 23, 2009)	2008		47		1.9	0.0	1.9
Helmut Jodl	2008		48	GM 2013	30.0	5.0	35.0
Dr.-Ing. Hubert H. Lienhard	1996		59	GM 2013	30.0	5.0	35.0
Susanne Klatten (since November 25, 2009)	2009		47	GM 2010	3.0	0.2	3.2
Michael Pfeiffer	2007		48	GM 2013	30.0	5.0	35.0
Marek Plata (since February 27, 2009)	2009		44	GM 2013	25.3	1.0	26.3
Andrew H. Simon	1998	3	64	GM 2013	30.0	19.0	49.0
Stuart Skinner (since February 27, 2009)	2009		32	GM 2013	25.3	1.0	26.3
Heinz Will	2005		53	GM 2013	30.0	5.0	35.0
Total					**409.3**	**78.6**	**487.9**

[1] Also Chairman of the Personnel Committee
[2] Also Chairman of the Technology Committee
[3] Also Chairman of the Audit Committee

34. AUDIT FEES

The following fees were incurred in the year under review for the services provided by the auditor of the consolidated financial statements in Germany:

in €m	2009	2008
Audit fees	0.9	1.1
Other audit and valuation services	0.1	0.0
Tax consultancy services	0.0	0.1
Other services	0.0	0.1
Total	**1.0**	**1.3**

35. ANNUAL RESULT OF SGL CARBON SE

SGL Carbon SE, as the parent company in SGL Group, generated a net loss for the year of €85.7 million in 2009 based on calculation pursuant to the German Commercial Code (HGB) versus a net profit of €108.3 million in 2008.

Setting off the net loss against the retained earnings of €45.4 million and a withdrawal of €40.3 million from other reserves results in unappropriated net income of €0.0 million for 2009.

36. EXEMPTION PURSUANT TO SECTION 264 (3) GERMAN COMMERCIAL CODE (HGB)

The following companies included in the consolidated financial statements of SGL Carbon SE have elected to make use of the exemption provision pursuant to section 264 (3) of the German Commercial Code (HGB):

SGL CARBON GmbH, Meitingen
SGL CARBON Beteiligung GmbH, Wiesbaden
SGL TECHNOLOGIES GmbH, Meitingen
SGL TECHNOLOGIES Beteiligung GmbH, Meitingen
Dr. Schnabel GmbH, Limburg
SGL Technologies Zweite Beteiligung GmbH, Meitingen
SGL Technologies Composites Holding GmbH, Meitingen
SGL epo GmbH, Willich

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

37. DECLARATION PURSUANT TO SECTION 161 GERMAN STOCK CORPORATION ACT (AKTG)

The declaration of compliance with the German Corporate Governance Code prescribed by section 161 of the German Stock Corporation Act (AktG) has been submitted for SGL Carbon SE and made available to shareholders on the website of SGL Carbon SE.

38. EVENTS AFTER THE BALANCE SHEET DATE

None

Wiesbaden, February 26, 2010

SGL Carbon SE

The Board of Management

LIST OF COMPANIES OF SGL CARBON SE
AS OF DECEMBER 31, 2009

	A. Consolidated subsidiaries		**Interest in %**	**held via**
a)	**Germany**			
1	SGL CARBON SE	Wiesbaden		
2	SGL CARBON GmbH [2]	Meitingen	100.0	1
3	Dr. Schnabel GmbH [2]	Limburg	100.0	2
4	Plastica Handelsgesellschaft mbH	Limburg	100.0	2
5	SGL CARBON Beteiligung GmbH [2]	Wiesbaden	100.0	1
6	SGL TECHNOLOGIES GmbH	Meitingen	100.0	1
7	SGL epo GmbH [2]	Willich	100.0	6
8	SGL Technologies Composites Holding GmbH [2, 3]	Meitingen	100.0	6
9	SGL TECHNOLOGIES Beteiligung GmbH [2, 3]	Meitingen	100.0	6
10	SGL Kümpers Verwaltungs-GmbH	Rheine	54.5	9
11	SGL Kümpers GmbH & Co. KG	Rheine	54.5	9
12	SGL TECHNOLOGIES Zweite Beteiligung GmbH [2, 3]	Meitingen	100.0	6
13	SGL Rotec GmbH & Co. KG	Lemwerder	51.0	12
14	SGL Rotec Verwaltungs- und Beteiligungs- GmbH	Lemwerder	100.0	13
15	Rotec Immobilien GmbH	Lemwerder	100.0	13
16	Abeking & Rasmussen Faserverbundtechnik GmbH	Lemwerder	100.0	13
17	FVT Verwaltungs- und Beteiligungs-GmbH	Lemwerder	100.0	13
b)	**Outside Germany**			
18	SGL CARBON Holding S.L. [3]	La Coruña, Spain	100.0	5
19	SGL CARBON S.A.	La Coruña, Spain	99.9	18
20	SGL Gelter S.A.	Madrid, Spain	64.0	18
21	SGL CARBON S.p.A.	Milano, Italy	99.8	18
22	SGL CARBON do Brasil Ltda.	Diadema, Brasil	100.0	18
23	SGL CARBON India Pvt. Ltd.	Maharashtra, India	100.0	1
24	SGL Carbon Holding GmbH [3]	Steeg, Austria	100.0	1
25	SGL CARBON GmbH & Co. KG	Steeg, Austria	100.0	1
26	SGL CARBON GmbH	Steeg, Austria	100.0	1
27	SGL Carbon Fibers Ltd.	Muir of Ord, United Kingdom	100.0	26
28	P.G. Lawton (Industrial Services) Ltd.	Halifax, United Kingdom	100.0	26
29	SGL CARBON Holdings B.V. [3]	Rotterdam, Netherlands	100.0	5
30	SGL CARBON Polska S.A.	Raciborz, Poland	100.0	29
31	SGL CARBON Luxembourg S.A.	Luxembourg	100.0	1
32	SGL Carbon Holding S.A.S. [3]	Paris, France	100.0	1
33	SGL CARBON S.A.S.	Passy (Chedde), France	100.0	32
34	SGL CARBON Technic S.A.S.	Saint-Martin d'Heres, France	100.0	32
35	SGL CARBON Ltd.	Alcester, United Kingdom	100.0	1
36	David Hart (Feckenham) Ltd. [1]	Alcester, United Kingdom	100.0	35
37	GRAPHCO (UK) Ltd. [1]	Alcester, United Kingdom	100.0	36

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

Consolidated Income Statement 118
Consolidated Statement of Comprehensive Income 119
Consolidated Balance Sheet 120
Consolidated Cash Flow Statement 122
Consolidated Statement of Changes in Equity 124
Notes 126

A.	**Consolidated subsidiaries**		**Interest in %**	**held via**
b)	**Outside Germany**			
38	RK Carbon International Ltd. [3]	Wilmslow, United Kingdom	100.0	6
39	RK Technologies International Ltd.	Wilmslow, United Kingdom	100.0	38
40	SGL CARBON LLC	Charlotte, NC, USA	100.0	5
41	Quebec Inc. [3]	Montreal, Quebec, Canada	100.0	40
42	SPEER CANADA Inc.	Kitchener, Ontario, Canada	100.0	41
43	SGL Technologies North America Corp. [3]	Charlotte, NC, USA	100.0	40
44	HITCO CARBON COMPOSITES Inc.	Gardena, CA, USA	100.0	43
45	SGL TECHNIC Inc.	Valencia, NC, USA	100.0	43
46	SGL Carbon Fibers LLC	Evanston, WY, USA	100.0	43
47	SGL CARBON Technic LLC	Strongsville, OH, USA	100.0	40
48	SGL Automotive Carbon Fibers LLC	Charlotte, NC, USA	100.0	40
49	SGL CANADA Inc.	Lachute, Quebec, Canada	100.0	1
50	SGL CARBON Far East Ltd.	Shanghai, China	100.0	1
51	SGL CARBON Japan Ltd.	Tokyo, Japan	100.0	1
52	SGL CARBON Korea Ltd.	Seoul, Korea	70.0	1
53	SGL CARBON Asia-Pacific Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0	1
54	SGL CARBON Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0	18
55	NINGBO SSG Co. Ltd.	Ningbo, China	60.0	6
56	SGL Quanhai Carbon (Shanxi) Co.	Yangquan, China	80.0	5
57	SGL Tokai Process Technology Pte.Ltd. [3]	Singapore	51.0	1
58	SGL CARBON KARAHM Ltd.	Sangdaewon-Dong, Korea	50.9	57
59	SGL CARBON Graphite Technic Co. Ltd.	Shanghai, China	100.0	57
60	Graphite Chemical Engineering Co.	Yamanashi, Japan	100.0	57
61	SGL Process Technology OOO	Schachty, Russian Federation	100.0	2

B.	**Investments over 20%**			
a)	**Germany**			
62	European Precursor GmbH	Kehlheim	44.0	6
63	Benteler SGL Verwaltungs GmbH	Paderborn	50.0	8
64	Benteler SGL GmbH & Co. KG	Paderborn	50.0	8
65	PowerBlades GmbH	Lemwerder	49.0	17
66	SGL Automotive Carbon Fibers GmbH & Co. KG*	Munich	51.0	6
b)	**Outside Germany**			
67	DONCARB GRAPHITE OOO	Novotcherkassk, Russian Federation	50.0	5
68	SGL TOKAI Carbon Limited *	Shanghai, China	51.0	1
69	Brembo SGL Carbon Ceramic Brakes S.p.A.	Milano, Italy	50.0	6

[1] Part of a subgroup; single-entity financial statements not available
[2] Profit and loss transfer agreement
[3] Holding company
* Joint control due to substantial participating rights of minority shareholder

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements prepared by SGL Group Carbon SE, Wiesbaden, comprising, the income statement, the statement of comprehensive income, the balance sheet, the cash flow statement, the statement of changes in equity and the notes to the consolidated financial statements, together with the group management report for the fiscal year from January 1 to December 31, 2009. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Eschborn / Frankfurt am Main, Germany, February 26, 2010
Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Ruppel
Wirtschaftsprüfer
(German Public Auditor)

Bösser
Wirtschaftsprüfer
(German Public Auditor)

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Wiesbaden, February 26, 2010

SGL Carbon SE

The Board of Management of SGL Group

Robert J. Koehler   Theodore H. Breyer   Armin Bruch

Jürgen Muth   Dr. Gerd Wingefeld

REPORT OF THE SUPERVISORY BOARD

DEAR SHAREHOLDERS,

The global recession that began in the fourth quarter of 2008 left its mark on the year under review and severely impacted the business of the SGL Group. Sales and earnings declined significantly following the two record years of 2007 and 2008. Early countermeasures initiated by the Company could only partially soften this downward trend.

During the year under review, the Supervisory Board of SGL Carbon SE had intensely given attention to the financial and economic crisis as well as to the development of the Company. The Board of Management kept us informed regularly, timely and comprehensively. We advised the Board of Management in its activities and closely monitored the management of the business. Where legislation or the Articles of Incorporation required the Supervisory Board to make decisions concerning individual transactions and actions of the Board of Management, we were involved at an early stage and passed the corresponding resolutions.

The Supervisory Board met five times during the year under review, on March 17, April 29, September 2, October 13, and December 3. Prior to these meetings, the Board of Management conducted in-depth discussions with the representatives of both the shareholders and the employees. Additionally, the Board of Management provided regular reports on material transactions, quarterly financial statements, and the response in the media and financial markets. I myself was in regular dialogue with the Chairman of the Board of Management concerning specific developments and issues. The chairmen of the Supervisory Board Committees also held discussions with their colleagues on the Supervisory Board and members of the Board of Management in preparation for the committee meetings.

Key Issues

In all of these meetings, the Company's financial situation was presented based on operational and financial key performance indicators, the outlook for the following quarter and the rest of the year, and the status of the risk management system with its risk management measures.

The main items discussed in the March meeting were the 2008 annual financial statements, the notice and agenda for the Annual General Meeting on April 29, and the final budget for 2009.

In the April meeting, we were primarily informed about the current business situation and the Board of Management's assessment of the further business development for the remainder of 2009. The Annual General Meeting held prior to the meeting was also critically examined with regard to additional opportunities for improvement.

The September meeting was held at our largest German site in Meitingen near Augsburg. By inspecting the production facilities and the new T&I Center, as well as from discussions with local management, the Supervisory Board was able to form its own impression of developments at this site. The Supervisory Board was also informed in great detail regarding the new German Management Compensation Act (Vorstandsvergütungsgesetz, VorstAG), and adopted a resolution on the procedure for the upcoming efficiency audit of the Supervisory Board, which is conducted every three years. After approving the Board of Management's plan to issue a convertible bond in June 2009, we also received a summary review of the results of this capital measure.

04 Letter from the Board of Mangement
08 The Share
20 Acknowledge Challenges. Act Deliberately
64 Group Management Report
117 Consolidated Financial Statements
218 Report of the Supervisory Board

The meeting on October 13 was an extraordinary meeting. It was devoted exclusively to the Company's intention to enter into joint ventures with the German BMW Group and Mitsubishi Rayon in Japan for the production of carbon fibers and fabrics for a completely new, light-weight automotive concept for BMW. This meeting was preceded by preparatory discussions in earlier Supervisory Board meetings and in the Strategy Committee. The Supervisory Board unanimously approved the project.

Operational planning for 2010 as well as medium-term planning for the coming years was extensively discussed in the December meeting. We also received information on further potential projects in Asia as well as for both carbon fibers and composite materials.

Corporate Governance

The Supervisory Board dealt intensively with issues relating to corporate governance during the year under review, particularly the revision of the German Corporate Governance Code of June 18, 2009, and the new German Management Compensation Act.

We updated the corporate governance principles of SGL Carbon SE in the March and December meetings. The principles now also contain binding language conventions for the preparation, execution, and recording of the SE Supervisory Board meetings. In addition, the agreements with the Works Council on the occasion of the founding of SGL Carbon SE in the previous year were collated in a compendium and given to all Supervisory Board members.

In the April meeting, we discussed the current remuneration system for the Board of Management. We also addressed potential succession scenarios for the Board of Management in the September meeting.

Following the preparatory discussions in September, the efficiency audit of the Supervisory Board was officially approved in the December meeting. Overall, the Supervisory Board is satisfied with its working procedures, efficiency, internal collaboration, and collaboration with the Board of Management. Several suggestions, such as the introduction of an annual environmental protection and safety report, as well as further optimization of the risk management system, should be developed and implemented.

In the declaration of compliance adopted in December and pursuant to Section 161 of the German Stock Corporation Act, the number of exceptions to the obligatory provisions of the German Corporate Governance Code was reduced from five in the previous year to three in the year under review. The declaration is included in the notes to the financial statements in this Annual Report and has also been published on the Company's website.

In the December meeting, the Supervisory Board addressed in great detail the recommendations of the Personnel Committee with regard to the new Management Compensation Act and the remuneration structure as of 2010. It unanimously approved the recommendations of the Personnel Committee. These recommendations primarily involved an increase in the base salaries of Board of Management members Armin Bruch, Jürgen Muth, and Dr. Gerd Wingefeld, the termination and payment of the current long-term cash incentive plan for 2008 to 2010, which has become obsolete as of 2009 due to the turmoil caused by the global financial crisis, the issuance of SARs (Stock Appreciation Rights Plan) to all members of the Board of Management in January 2010, the amendment of the existing Change in Control agreements for the Board of Management members, as well as the implementation of the new remuneration structure as of 2010 in light of the Management Compensation Act. The resolution of the Supervisory Board was also based on opinions given by an independent legal firm and a personnel consulting firm.

Activities of the Committees

The Supervisory Board has set up a total of five committees in order to ensure the efficient discharge of its duties. The members of these committees are listed in the Corporate Governance Report. At the plenary sessions of the Supervisory Board, the committee chairmen have reported in detail on the issues and results of the meetings.

The Audit Committee is informed of the Company's financial results on a quarterly basis prior to their publication. Within the context of its review of the quarterly financial statements, the Audit Committee also discussed ongoing issues relating to reporting and internal audit, as well as any other special topics of current interest. The meetings in March and December were also attended by the auditors in order to discuss the audit procedures, key audit issues, and material findings in a timely manner. The chairman of the committee was kept constantly informed verbally and in writing regarding the status and progress of the audit, and with regard to the documentation and validation of the core processes for the internal control system. In addition to the annual financial statements and consolidated financial statements, the Audit Committee focused on the Company's risk identification and monitoring system, the efficiency of the internal control system, the audit fees for 2009, the audits carried out in 2009, and the key findings of the internal audit department together with the audit plan for 2010, as well as the status and development of the Group's pension obligations. The Audit Committee was also continuously provided with information regarding the tax situation as well as the status and management of derivative financial instruments. It proactively monitored the Company's plans to upgrade its internal control system, including compliance with the requirements of the Eighth EU Directive. With this goal in mind, the committee discussed in detail the effectiveness of the internal control system as well as the goals and organizational structure of Compliance Management in the Group during the December meeting.

The Personnel Committee met three times during the reporting year. The core topics for consultation and adoption of resolutions were agreements on performance targets with the Board of Management, the remuneration system, and the new Management Compensation Act with the reviews and recommendations as described under Corporate Governance.

In its meeting on September 1, the Strategy Committee primarily concentrated on the businesses within Carbon Fibers & Composites. The main topics were this division's organizational structure, its long-term growth potential along the value chain, the current market and business situation in carbon fibers and carbon fiber components, and especially the planned carbon fiber project with BMW.

The main topics addressed by the Technology Committee, which met on August 31, were the T&I budget as the central R&D function of the Group, the continued carbon fiber development process, as well as initiatives for reducing costs and increasing quality through improved process technologies.

The Nomination Committee unanimously approved Mrs. Susanne Klatten as the successor to Prof. Dr. Utz-Hellmuth Felcht.

Annual Financial Statements and Consolidated Financial Statements for 2009

Both in the Audit Committee as well as in the full meeting on March 15 and 16, 2010, the Supervisory Board verified that the books and records, the financial statements of the SGL Carbon SE parent company and the consolidated financial statements for the period ended December 31, 2009, and the management reports of SGL Carbon SE and of the Group have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Eschborn, and were issued with an unqualified auditors' opinion. The Supervisory Board is satisfied as to the independence of the audit company as well as the persons acting for the audit company, and that the audit mandate was issued in accordance with the resolution of the Annual General Meeting of April 29, 2009. We received the audit reports for the consolidated and the parent company financial statements in a timely manner. The Audit Committee examined these documents in detail, and they were also examined by the full meeting of the Supervisory Board. No objections were raised, either by the Audit Committee or from our own examination. The Supervisory Board has approved the financial statements prepared by the Board of Management; the annual financial statements are thereby adopted. We concur with the Board of Management's recommendation for the appropriation of profits.

In its meeting on March 16, 2009, the Supervisory Board also discussed the disclosures in the notes to the financial statements pursuant to section 315 (4) HGB. We refer to the corresponding disclosures in the management report (page 110). The Supervisory Board has examined the disclosures and is satisfied that they are complete.

Composition of the Supervisory Board and Board of Management

In the meeting on March 17, shareholder representative Dr. Claus Hendricks and employee representative Mr. Josef Scherer were elected as deputy chairmen of the Supervisory Board. The Articles of Incorporation of the SE require two deputy chairmen of the Supervisory Board.

The appointments of the committee members were affirmed. Heinz Will was elected to the Strategy Committee as the successor to Jürgen Glaser, who has left the Supervisory Board.

Due to a change in his professional focus, Prof. Dr. Utz-Hellmuth Felcht resigned from his seat on the Supervisory Board effective November 1, 2009. Prof. Dr. Utz-Hellmuth Felcht had been a member of the Supervisory Board of SGL Carbon SE since its foundation in 1992, and held the office of Supervisory Board chairman until 2004. The Supervisory Board and Board of Management thank Prof. Felcht for having assumed such a longstanding and constructive role over so many years in supporting the Company's business development as a founding member, Chairman and member of the Supervisory Board. In recognition of his service to the Company, SGL Group has established the "Utz-Hellmuth Felcht Award" which will be endowed with €20,000 and assigned biannually for outstanding scientific achievements in the carbon arena.

With the decision of the competent registry court on November 25, 2009, Mrs. Susanne Klatten was appointed member of the Supervisory Board of SGL Carbon SE as the successor to Prof. Felcht.

The Supervisory Board would like to thank the Board of Management, the employees, as well as the employee representatives of all legal entities of the Group for their work and their commitment to the Company in a difficult fiscal year.

Wiesbaden, March 16, 2010

The Supervisory Board

Max Dietrich Kley
Chairman

CORPORATE BODIES

Board of Management

ROBERT J. KOEHLER
CHIEF EXECUTIVE OFFICER SGL CARBON SE

RESPONSIBLE FOR:
- Corporate Development
- Corporate Communication
- Legal
- Management Development
- Internal Audit
- Asia

EXTERNAL BOARD MEMBERSHIPS:
- Benteler AG, Paderborn[1]
- Demag Cranes AG, Wetter/Ruhr
- Heidelberger Druckmaschinen AG, Heidelberg
- Klöckner & Co SE, Duisburg
- Lanxess AG, Leverkusen

INTERNAL BOARD MEMBERSHIPS:
- SGL CARBON S.p.A., Lainate (Mi), Italy
- SGL CARBON SDN BHD, Banting, Malaysia
- SGL CARBON S.A., La Coruña, Spain

THEODORE H. BREYER
DEPUTY CHIEF EXECUTIVE OFFICER
SGL CARBON SE

RESPONSIBLE FOR:
- Carbon Fibers & Composites
- Engineering
- Corporate Security and Environmental Protection, Safety and Health at work, Technical Audits
- Purchasing
- North and South America

INTERNAL BOARD MEMBERSHIPS:
- Brembo SGL CARBON Ceramic Brakes S.p.A., Milano, Italy
- HITCO CARBON COMPOSITES Inc., Gardena, USA[1]
- SGL CARBON LLC., Charlotte, USA

JÜRGEN MUTH
CHIEF FINANCIAL OFFICER SGL CARBON SE

RESPONSIBLE FOR:
- Group Treasury
- Group Accounting
- Group Controlling
- Financial Reporting
- Human Resources
- Information Services
- Taxes

INTERNAL BOARD MEMBERSHIPS:
- SGL CARBON GmbH, Meitingen[1]
- SGL CARBON Holding S.L., La Coruña, Spain

ARMIN BRUCH

RESPONSIBLE FOR:
- Performance Products
- SGL Excellence
- Corporate Marketing & Advertising
- Europe, Russia

EXTERNAL BOARD MEMBERSHIP:
- SKW Stahl-Metallurgie Holding AG, Munich

INTERNAL BOARD MEMBERSHIPS:
- SGL CARBON Polska S.A., Racibórz, Poland
- SGL CARBON SDN BHD, Banting, Malaysia
- SGL Tokai CARBON Ltd., Shanghai, China[1]
- SGL CARBON Asia-Pacific SDN BHD, Banting, Malaysia
- SGL CARBON DO Brasil LTDA, São Paulo, Brasil[1]

DR. GERD WINGEFELD

RESPONSIBLE FOR:
- Graphite Materials & Systems
- Technology & Innovation

INTERNAL BOARD MEMBERSHIPS:
- SGL Tokai Process Technology Pte. Ltd., Singapore[1]
- SGL Quanhai CARBON (Shanxi) Co. Ltd., Shanxi Province, China[1]
- SGL CARBON Far East Ltd., Shanghai, China
- SGL CARBON Japan Ltd., Tokyo, Japan[1]

[1] Chairman of the Supervisory Board
With memberships outside Germany, the respective country is mentioned.

Supervisory Board

MAX DIETRICH KLEY
CHAIRMAN

Former Member of the Board of Management
BASF AG (now SE), Ludwigshafen and
President of Deutsches Aktieninstitut e.V., Frankfurt
(DAI) (until May 27, 2009)

EXTERNAL BOARD MEMBERSHIPS:
- BASF SE, Ludwigshafen,
- Infineon Technologies AG, Munich[1]
- Heidelberg Cement AG, Heidelberg
- Schott AG, Mainz (until September 30, 2009)
- UniCredit S.p.A., Milano, Italy (Board of Directors) (until April 29, 2009)

DR.-ING. CLAUS HENDRICKS
DEPUTY CHAIRMAN

Former Member of the Board of Management of
Thyssen Krupp Steel AG, Duisburg

EXTERNAL BOARD MEMBERSHIP:
- TSTG mbH, Duisburg

JOSEF SCHERER
DEPUTY CHAIRMAN

Chemical Laboratory Assistant
SGL CARBON GmbH, Meitingen

JOACHIM ARNDT (UNTIL JANUARY 23, 2009)
Head of Human Resources

- SGL CARBON GmbH, Frankfurt (Griesheim)
- SGL ROTEC GmbH & Co. KG (Lemwerder)

DR. DANIEL CAMUS
Member of the Board of Management and CFO,
EDF, Electricité de France, Paris, France

EDF – INTERNAL BOARD MEMBERSHIPS:
- EDF International, Paris, France[1]
- EDF Energy, London, Great Britain[1]
- EnBW AG, Karlsruhe
- Edison Spa, Milano, Italy
- Dalkia SA, Paris, France

EXTERNAL BOARD MEMBERSHIPS:
- Valéo SA, Paris, France
- Morphosys AG, Munich

PROF. DR. RER. NAT. UTZ-HELLMUTH FELCHT
(UNTIL OCTOBER 31, 2009)
Managing Director and Partner
One Equity Partners Europe GmbH, Frankfurt

EXTERNAL BOARD MEMBERSHIPS:
- CRH plc, Dublin, Ireland
- Jungbunzlauer Holding AG, Basel, Switzerland
- Sued-Chemie AG, Munich

JÜRGEN GLASER (UNTIL JANUARY 23, 2009)
Deputy District Manager of IG Bergbau, Chemie, Energie (BCE)
Bezirk Frankfurt, Frankfurt

HELMUT JODL
Programmer CNC
SGL CARBON GmbH, Meitingen

SUSANNE KLATTEN (AS OF NOVEMBER 25, 2009)
Managing Director SKion Gmbh, Bad Homburg

EXTERNAL BOARD MEMBERSHIPS:
- ALTANA AG, Wesel
- BMW AG, Munich
- UnternehmerTUM GmbH, Munich[1]

DR.-ING. HUBERT LIENHARD
Chairman of the Board of Management
Voith AG, Heidenheim

VOITH – INTERNAL BOARD MEMBERSHIPS:
- Voith Industrial Services, Stuttgart[2]
- Voith Hydro Holding GmbH & Co. KG, Heidenheim[2]
- Voith Paper Holding Verwaltungs GmbH, Heidenheim[2]
- Voith Turbo Beteiligungen GmbH, Heidenheim[1]

EXTERNAL BOARD MEMBERSHIP:
- Sulzer AG, Winterthur, Switzerland (Board of Directors)

MICHAEL PFEIFFER
Secretary of IG Metall
Verwaltungsstelle Augsburg, Augsburg

MAREK PLATA (AS OF FEBRUARY 27, 2009)
Personnel and Administration Specialist
SGL CARBON Polska S.A., Nowy Sacz, Poland

ANDREW H. SIMON OBE MBA
Consultant and Supervisory Board Member
of various companies

EXTERNAL BOARD MEMBERSHIPS:
- Dalkia UK plc, London (until December 31, 2009)
- Exova Group plc, London
- Management Consulting Group plc, London
- Travis Perkins plc, Northampton (all Great Britain)
- Finning International Inc., Vancouver, Canada

STUART SKINNER (AS OF FEBRUARY 27, 2009)
Deputy Team Leader Production
SGL CARBON Fibers Ltd., Muir of Ord,
Great Britain

HEINZ WILL
Electrician
SGL CARBON GmbH, Frankfurt

[1] Chairman of the Supervisory Board
[2] Chairman of the advisory committee
With memberships outside Germany, the respective country is mentioned.

GLOSSARY

Commercial Glossary

BOND
Collective term for interest-bearing debt instruments with contractually fixed repayment terms. Bonds are issued either by governments or companies and sold through financial institutions and provide long-term external financing.

CASH FLOW
An economic measure for the inflow and outflow of cash funds representing the net inflow from sales activity and other current activities in a period. In a cash flow statement, the change in cash and cash equivalents is broken down by operating activity, investing activity and financing activity.

CASHFLOW HEDGE
A hedge of a recognized asset or of future, highly likely (foreign currency) transactions. The change in value of the hedging instrument is recognized directly in equity.

CASH GENERATION
Total EBIT plus amortization/depreciation on intangible assets and property, plant & equipment plus change in working capital less capital expenditure

CAPITAL EMPLOYED
The sum of Goodwill, other intangible assets, property, plant & equipment, inventories, trade receivables and non current receivables from long-term construction contracts less trade payables

CONVERTIBLE BOND
Corporate bond that includes a share option. Under the option, the bond can be exchanged (converted) for shares in the company subject to certain preconditions. The exchange is possible within a specific period at a fixed price. The conversion price normally exceeds the share price on the date of the bond issue.

CORPORATE GOVERNANCE
The German Corporate Governance Code is the primary legislation governing the management and monitoring of German publicly traded companies and comprises international standards for adequate and responsible corporate management.

COVENANTS
Financial ratios agreed upon to which the borrower has to adhere to during the term of the loan agreement

DECLARATION OF COMPLIANCE
Declaration of Compliance by the Board of Management and Supervisory Board of compliance with the German Corporate Governance Code pursuant to section 161 German Stock Corporation Act (AktG)

DEFERRED TAXES
Assets and liabilities arising from the different treatment of transactions for financial and tax reporting purposes

DERIVATIVE FINANCIAL INSTRUMENTS
Forward contracts whose value is derived from another existing (primary) market value. An example of a derivative currency option, in which the premium largely depends on the option price, the maturity of the option and the volatility of this currency.

DSO (DAYS SALES OUTSTANDING)
Trade account receivables divided by sales revenue, times 360 (A low figure indicates that the company collects its outstanding receivables quickly)

EARNINGS PER SHARE (EPS)
The figure of EPS is calculated by dividing the net result of the year attributable to SGL Carbon SE shareholders by the weighted average number of outstanding shares for the financial year

EBIT
Earnings before interest and tax. EBIT is an important key performance indicator for assessing the operational profitability of companies.

EBITDA
Earnings before interest, tax, depreciation and amortization. In the case of EBITDA, the focus is rather more on cash earnings potential.

EQUITY RATIO
The shareholders' equity as a proportion of total assets. The higher the equity ratio, the more independent a company is from external providers of capital. The equity ratio is also an indicator of the creditworthiness and robustness of a company.

EQUITY METHOD
Method used in the consolidated financial statements for measuring and accounting for investments in which the Group is not the majority shareholder. Under the equity method, investments of this kind are initially recognized at cost. In subsequent years, these investments then change in line with their profit or loss contribution.

EURIBOR
EURo InterBank Offered Rate (EURIBOR) is an interest rate at which euro interbank term deposits are offered

FREE CASHFLOW
The balance of cash flow from operating activities and cash flow from investing activities. Free cash flow therefore reflects the amount available to the company, for example, for debt repayment or distribution of dividends.

FREE FLOAT
The total number of shares not owned by major investors (e.g. the parent company). Free float shares are distributed among a large number of shareholders and can therefore be bought and sold by many people. The number of free float shares therefore also normally provides an indication of the liquidity of the shares.

FUNCTIONAL COSTS
Functional costs include cost of sales, R&D expenses, selling expenses, and general and administration expenses

GEARING
The ratio of net debt to equity. Gearing is a key performance indicator reflecting financial strength and illustrates the dependency of a company on third-party lenders. The higher the figure, the greater the theoretical dependency.

GOODWILL
The excess of cost of an acquisition over the fair value of the acquired entity.

GROSS PROFIT
Sales revenue less cost of sales

HEDGING
Strategy to limit or eleminate price risks. Hedging is standard practice in capital markets and is used by market players to offset risks.

INTEREST-RATE SWAP
An agreement between two parties to exchange fixed and floating interest payments for a defined period. Companies use interest-rate swaps to hedge against the risk of changes in interest rates.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), FORMERLY INTERNATIONAL ACCOUNTING STANDARDS (IAS)
Uniform accounting standards to enhance comparability of financial data. According to the IAS as endorsed by the European Union, publicly traded companies are required to prepare their consolidated financial statements in accordance with these rules.

JOINT VENTURE
A contractual agreement whereby two or more parties undertake an economic activity that is subject to joint control

MARKET CAPITALIZATION
Key performance indicator providing information on the stock market value of a listed company. It is calculated by multiplying the number of shares by the current share price.

MID CAPS
Small and medium-sized listed companies. Refers to those companies represented in the MDAX or TecDAX and therefore with lower stock market turnover and market capitalization than the blue-chip companies in the DAX.

RATING
Internationally recognized criteria for assessing the creditworthiness of a debtor or company. Ratings are determined by specialist agencies using standardized procedures.

RETURN ON SALES
Ratio of EBIT to sales revenue. Return on sales (ROS) provides information on a company's operating profit as a percentage of sales revenue in the period under review. A high return on sales indicates a high level of profitability.

ROCE (RETURN ON CAPITAL EMPLOYED)
The ratio of EBIT to capital employed. This key performance indicator provides information on the return on average capital employed by a company over a specific period.

SYNDICATED LOAN
A loan offered by a group of banks (called a syndicate) who work together to provide funds for a single borrower. The main goal of syndicated lending is to spread the risk of a borrower default across multiple banks.

UNAPPROPRIATED NET INCOME
Result of SGL Carbon SE as reported in its German GAAP financial statements based on calculation pursuant to the German Commercial Code (HGB)

WEIGHTED AVERAGE COST OF CAPITAL (WACC)
An average representing the expected return on all of a company's securities. Each source of capital, such as stocks, bonds, and other debt, is assigned a required rate of return, and then these required rates of return are weighted in proportion to the share each source of capital contributes to the company's capital structure. The resulting rate is what the firm would use as a minimum for evaluating a capital project or investment.

WORKING CAPITAL
Inventories plus receivables from long-term construction contracts and trade receivables minus trade payables. This figure describes the current assets employed by a company in the short-term without creating a capital cost in the narrow sense. The lower the working capital, the better the liquidity position of a company.

Technical Glossary

CATHODES
Indispensible component in the production of primary aluminum. Cathode blocks are capital investment products, used to line large smelting cells, in which aluminum oxide is reduced by an electrolysis process to produce aluminum which is deposited on these blocks.

CNG-TANKS
Pressurized tanks for natural gas (compressed natural gas). For mobile applications in gas powered vehicles, the tanks have to exhibit lower weight and high crash safety. This is why, in addition to steel tanks, these pressurized tanks are increasingly being built with lightweight hybrid structures with a leak proof liner and a strong and light casing made from carbon fiber reinforced plastics.

COARSE GRAIN GRAPHITE
The grain size lies between 1mm and up to approx. 20mm. Key material property is the high resistance to thermal shock. Typical product examples are *graphite electrodes* for steel scrap recycling, *cathodes* for aluminum electrolysis and furnace linings for crude steel production.

EXPANDED GRAPHITE
Specially refined natural graphite with very good thermal and electrical conductivity. Expanded graphite is also light and highly flexible, environmentally friendly, non-flammable and resistant to wear. Its main application is in foils for sealing and high temperature applications.

EXTRUDED GRAPHITE
Graphite produced in an extrusion process. In contrast to isostatically molded graphite, extruded graphite has a lower density, but better thermal and conductivity properties. Extruded graphite is primarily used in electronic, industrial and high temperature applications.

FIBER COMPOSITES
The materials of the future. Fiber composites are produced by combining different materials, e.g. carbon fibers and plastics. They represent an ideal combination of materials, being far lighter with great strength and stiffness. These product features are mainly used in engineering, sports equipment (e.g. golf clubs), automotive, aerospace and wind energy.

FINE GRAIN GRAPHITE
Specialty graphite with a fine grain structure and a grain size of between 1mm and few µm, with which the required material strengths can be achieved. Fine grain graphites have a broad spectrum of applications in the semiconductor, mechanical engineering, metallurgical, industrial furnace construction, medical and analysis technology industries (*isostatic graphite*).

GAS DIFFUSION LAYER
One of the central components of a fuel cell, where e.g. electrical energy and water is generated from oxygen and hydrogen. The function of the gas diffusion layer is to bring the reaction gases to the catalyst of the fuel cell membrane as homogenously as possible and at the same time to control the water management within the cell. The gas diffusion layer itself consists of a porous carbon fiber paper or fleece.

GRAPHITE ELECTRODES
The core business of the Business Area Performance Products. Graphite electrodes are used in steel production in electric arc furnaces. In a furnace, they can withstand temperatures of up to 3,500 degrees Celsius and are therefore the "engine" in the melting process of scrap recycling to produce new steel. During the manufacturing process for electric steel, graphite electrodes are fully consumed within five to eight hours.

ISOSTATIC GRAPHITE
Special fine grain graphite for specific applications. Its name is derived from the method of production (isostatically pressed; in a chamber of water subjected to equal pressure from every side). The main features of isostatic graphite are strength, density, and isotropic structure. It is therefore used in all applications where the mechanical properties of conventional graphite are inadequate.

LITHIUM-ION BATTERY
Rechargeable battery with high energy and performance density. The cathode is made from a lithium compound, the anode from carbon or graphite. During the charging process, the lithium ions in the cathodes migrate to the carbon lattice of the anode material (intercalation). During discharging, the lithium ions from the intercalation migrate back to the cathode. Lithium ion batteries are the standard batteries for mobile applications today, such as for mobile phones and laptops. They are growing in importance for power tools (e. g. cordless screwdrivers) and for electric vehicles.

NATURAL GRAPHITE
Is a natural mineral. It is extracted from both surface and underground mining. High purity (>99%) is achieved by purification processes (flotation, thermal and chemical purification). Natural graphite possesses the nearly ideal crystalline structure of graphite. Its use as a lubricant is well known. The largest natural graphite amounts are used for fire proof applications. Small amounts are also included in the recipe for fine grain graphites. Inclusion of acids produces graphite salts, which are converted to expanded graphite in a thermal process.

PAN PRECURSOR
Synthetic fiber made from polyacrylonitrile (PAN). PAN precursor is the raw material used in the production of carbon fibers.

PETROLEUM COKE

Is a mass volume by-product of the oil refining process (80 m tons). Calcined petroleum cokes are used particularly for anodes in the aluminum electrolysis. The so-called needle coke is a special quality, which can only be produced by a few refineries. This needle coke is almost exclusively used for the production of graphite electrodes. Their outer form and tailor made physical properties enable the production of modern high performance electrodes.

POLYMERS

The two polymer classes Thermosetting Resins and Thermoplastics are generally both deployable as matrix components of fiber composite materials. Common Thermosetting Resins are epoxy resins (aircraft components) and polyester resins (sports equipment). Phenolic resins are used preferentially for the production of carbon fiber reinforced carbon due to their high carbon yield. Thermoplastics still play a minor role in the fiber composite arena. Their advantage lies in a simple thermal molding of a Thermoplastics / carbon fiber compound.

PREFORMS / PREPREG

Preforms are flexible textiles with two or three dimensional structures of high quality fibres which can be impregnated with curable resins. Prepregs are specially two dimensional woven textiles which are pre-impregnated with resins. Preforms and prepregs are the basis for the production of fibre reinforced composites. After curing the resin this material has high durability, resistance to chemicals and corrosion, thermal stability and a significantly lower weight compared to traditional construction materials.

REACH (REGULATION FOR CHEMICALS)

REACH stands for Registration, Evaluation, Authorization and Restriction of Chemicals, an EU regulation for chemicals that became effective June 1, 2007. The scope of REACH includes manufacturers or importers who, in the European Union, either manufacture chemical substances and / or use such substances in formulations or import such substances into the European Union amounting to more than one ton per year.

REDOX FLOW METHOD

Rechargeable battery used preferentially in stationary applications. Memory capacity of this battery is defined by the tank size of liquid electrolytes at various oxidation stages. During operation, the electrolytes flow through the redox flow cell and are oxidized resp. reduced in this process. The redox flow cell consists of graphite bipolar plates as electric current conductors und carbon fleeces as electrodes, separated by a proton conductive membrane. The best known redox flow battery systems are vanadium ion based. These very large batteries are frequently used for grid independent electricity supply units, for supplementing electricity demand peaks resp. for emergency back up storage.

LIST OF ABBREVIATIONS

A

AktG
German Stock Corporation Act (Aktiengesetz)

C

CCeV
Carbon Composites e.V.

CEFIC
European Chemical Industry Council

CGU
Cash Generating Unit

CSR
Corporate Social Responsibility

D

DAX
German stock index

DRS
German Accounting Standard

DSR
German Accounting Standards Board

E

ECGA
European Carbon & Graphite Association

EEC
European Economic Community

EHSA
Environment, Health, Safety, Authorities

EPS
Earnings per share

G

GDP
Gross Domestic Product

H

HGB
German Commercial Code

I

IAS
International Accounting Standards

IASB
International Accounting Standards Board

IFRIC
International Financial Reporting Interpretations Committee

IFRS
International Financial Reporting Standards

IT
Information technology

L

LTCI
Long Term Cash Incentive

M

MDAX
Mid-Cap-DAX

MitBestG
German Codetermination Law

O

OECD
Organisation for Economic Co-operation and Development

P

POC
Percentage of Completion

R

REACH
Registration, Evaluation, Authorisation and Restriction of Chemicals

ROCE
Return on Capital Employed

S

SAR
Stock Appreciation Rights

SOP
Stock Option Plan

V

VorstAG
Act on the Appropriateness of Management Board Remuneration

W

WpHG
German Securities Trading Act

FINANCIAL CALENDAR

MARCH 18, 2010	**ANNUAL REPORT 2009, YEAR-END PRESS CONFERENCE AND ANALYST MEETING, CONFERENCE CALL FOR ANALYSTS AND INVESTORS**
APRIL 28, 2010	**REPORT ON THE FIRST QUARTER, CONFERENCE CALL FOR ANALYSTS AND INVESTORS**
APRIL 30, 2010	**ANNUAL GENERAL MEETING**
AUGUST 4, 2010	**INTERIM FINANCIAL REPORTING FIRST HALF 2010, CONFERENCE CALL FOR ANALYSTS AND INVESTORS**
NOVEMBER 4, 2010	**REPORT ON THE FIRST NINE MONTHS, CONFERENCE CALL FOR ANALYSTS AND INVESTORS**

CONTACT
INVESTOR RELATIONS
SGL Carbon SE
Rheingaustrasse 182
65203 Wiesbaden/Germany

Phone: +49 611 60 29-103
Fax: +49 611 60 29-101
E-mail: Investor-Relations@sglcarbon.de


FSC

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. GFA-COC-001466
©1996 Forest Stewardship Council

PUBLICATION CREDITS
PUBLISHED BY:
SGL Carbon SE
Rheingaustrasse 182
Hauptverwaltung
65203 Wiesbaden/Germany

CONCEPT, DESIGN AND PRODUCTION MANAGEMENT:
IR-One AG & Co., Hamburg
www.ir-1.com

CONTENT CONSULTING:
GFD-Gesellschaft für Finanzkommunikation mbH, Frankfurt

SOURCES OF PICTURES
PHOTOGRAPHS:
Werner Bartsch

OTHER PHOTOS:
SGL Group,
avenue,
alpha ventus/
DOTI GmbH & Co. KG,
corbis

2008 adjusted[11]	2007 adjusted[10]	2006 adjusted[10]	2005 adjusted[10]	Changes 2008 to 2009
1,611.5	1,373.0	1,190.8	1,068.8	-23.9%
84%	85%	85%	87%	-4.4%
16%	15%	15%	13%	23.3%
360.3	307.7	228.8	181.1	-52.6%
305.9	258.4	175.4	116.0	-63.9%
258.8	193.0	81.8	50.4	-106.8%
189.7	133.5	44.0	30.2	-131.8%
19.0%	18.8%	14.7%	10.9%	-52.6%
25.6%	27.0%	20.9%	14.5%	-67.5%
2.95	2.10	0.71	0.54	-131.5%
763.4	603.9	398.2	248.6	-1.7%
1,779.3	1,473.6	1,229.8	1,150.3	5.7%
332.6	285.2	229.1	264.7	10.6%
42.9%	41.0%	32.4%	21.6%	-7.0%
0.44	0.47	0.58	1.06	12.5%
239.5	130.5	65.2	44.7	-35.7%
54.4	49.3	53.4	65.1	10.8%
578.0	485.1	427.4	386.3	-5.7%
-35.9	-0.9	47.9	57.1	5.3%
6,500	5,862	5,249	5,263	-8.1%

FIVE-YEAR FINANCIAL SUMMARY

in €m	Note	2009
Financial performance		
Sales revenue		1,225.8
– thereof outside Germany		80%
– thereof in Germany		20%
EBITDA	2	170.7
EBIT	1, 2	110.4
Profit / loss before tax		-17.6
Net profit / loss for the period	3	-60.4
Return on sales	4	9.0%
ROCE	5, 6	8.3%
Earnings per share, basic (in €)		-0.93
Financial position		
Equity attributable to shareholders of the parent company		750.5
Total assets		1,880.5
Net debt		367.9
Equity ratio	7	39.9%
Gearing ratio	8	0.49
Other indicators		
Capital expenditure on property, plant and equipment and intangible assets		153.9
Depreciation and amortization		60.3
Working capital		545.3
Free cash flow	9	-34.0
Number of employees (December 31)		5,976

[1] Before impairment losses of €74.0 million in 2009
[2] Till 2006: before expenses for antitrust proceedings and after restructuring
[3] After minority interests
[4] EBIT (before impairment losses, expenses for antitrust proceedings and after restructuring) to sales revenue
[5] EBIT (before impairment losses, expenses for antitrust proceedings and after restructuring to average capital employed
[6] Average capital employed = average of the sum of goodwill, intangible assets, property, plant and equipment and working capital at beginning of year and end of year
[7] Equity attributable to shareholders of the parent company to total assets
[8] Net debt to equity attributable to shareholders of the parent company
[9] *Cash flow from operating activities before expenses for antitrust proceedings less cash flow from investing activities*
[10] 2004 to 2007 adjusted retroactively
[11] Purchase price allocation SGL Rotec adjusted

BROAD BASE.
BEST SOLUTIONS.

SGL CARBON SE

Rheingaustrasse 182
65203 Wiesbaden/Germany
Phone +49 611 6029-0
Fax +49 611 6029-305

www.sglgroup.com



SGL GROUP
THE CARBON COMPANY